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DATE : 9/15/09

Reliance Communications

Anil Dhirubhai Ambani Group

Annual Report
2008-09





Dhirubhai H. Ambani

(28th December, 1932 - 6th July, 2002)

Reliance Group - Founder and Visionary

Profile

Reliance Communications Limited is the flagship Company of Reliance Anil Dhirubhai Ambani Group, India's third largest business house.

Reliance Communications is India's foremost and truly integrated telecommunications service provider. The Company, with a customer base of over 85 million including over 2.2 million individual overseas retail customers, ranks among the Top 5 Telecom companies in the world by number of customers in a single country. Reliance Communications corporate clientele includes 2,100 Indian and multinational corporations, and over 800 global, regional and domestic carriers.

Reliance Communications has established a pan-India, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire communications value chain, covering over 24,000 towns and 600,000 villages.

Reliance Communications owns and operates the world's largest next generation IP enabled connectivity infrastructure, comprising over 277,000 kilometers of fibre optic cable systems in India, USA, Europe, Middle East and the Asia Pacific region.

Mission: Excellence in Communication Arena

- To attain global best practices and become a world-class communication service provider – guided by its purpose to move towards greater degree of sophistication and maturity.
- To work with vigour, dedication and innovation to achieve excellence in service, quality, reliability, safety and customer care as the ultimate goal.
- To earn the trust and confidence of all stakeholders, exceeding their expectations and make the Company a respected household name.
- To consistently achieve high growth with the highest levels of productivity.
- To be a technology driven, efficient and financially sound organisation.
- To contribute towards community development and nation building.
- To be a responsible corporate citizen nurturing human values and concern for society, the environment and above all, the people.
- To promote a work culture that fosters individual growth, team spirit and creativity to overcome challenges and attain goals.
- To encourage ideas, talent and value systems.
- To uphold the guiding principles of trust, integrity and transparency in all aspects of interactions and dealings.

"This Report is printed on environmental friendly paper produced from chlorine free pulp made up of plantation trees."

Highlights - at a glance (annualised*)


Revenue (Rs. Mn)
+29%
107,664
144,683
190,678
229,485
FY06
FY07
FY08
FY09


EBITDA (Rs. Mn)
+55%
24,762
57,206
81,991
93,050
FY06
FY07
FY08
FY09


Net Profit (Rs. Mn)
+139%
4,438
31,632
54,011
60,449
FY06
FY07
FY08
FY09


EPS (Rs.)
+139%
3.63
15.74
26.32
29.29
FY06
FY07
FY08
FY09

* compounded annual growth rate

Business Mix

Wireless
- Mobile (CDMA & GSM)
- VAS (Mobile World)
- Wireless Data
- Fixed Wireless
- Public Access Business

Telecom Infrastructure
- Multi tenancy towers
- Pan-India coverage
- Backhaul
- Support systems

Globalcom
- Submarine cable
- Ethernet Data services
- Global Managed Network Services
- Long Distance (NLD/ILD)
- Global Call

RELIANCE Communications
Anil Dhirubhai Ambani Group

Enterprise
- Internet Data Center
- Broadband
- Leased Line
- Office Centrex
- MPLS & VPN
- WiMax

Home
- DTH
- IPTV

Other businesses

Tech Serives
- Leveraging Internal IT Development Capabilities

BPO
- Expertise in Telecom BFSI, Utilities & Media

Retail
- Reliance World
- Reliance Mobile Store

Board of Directors

Shri Anil D. Ambani - Chairman
Prof. J. Ramachandran
Shri S. P. Talwar
Shri Deepak Shourie
Shri A. K. Purwar

President, Company Secretary and Manager

Shri Hasit Shukla

Auditors

M/s. Chaturvedi & Shah
M/s. B S R & Co.

Registered Office

H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710
Maharashtra, India

Registrar and Transfer Agent

Karvy Computershare Private Limited
Plot No. 17-24, Vittal Rao Nagar
Madhapur, Hyderabad 500 081
Andhra Pradesh, India
website : www.karvy.com

Investor Helpdesk

Toll free no. (India) : 1800 4250 999
Telephone no.: +91 40 2342 0815 - 25
Fax : +91 40 2342 0859
Email : rcom@karvy.com

Post your request:
http://kcpl.karvy.com/adag

Contents

Page No.

Fifth Annual General Meeting on Tuesday, September 22, 2009 at 11.00 a.m. at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020

The Annual Report can be accessed at www.rcom.co.in



"We are not just about scale and size we are also about the pursuit of excellence, the integrity of our values and the quality of our services."

- Anil D. Ambani

My dear fellow Shareowners,

Reliance Communications has had yet another year of remarkable performance despite the financial headwinds and the slowdown in the economy.

The global financial crisis had a significant impact on the economic environment across all industry sectors and markets. These conditions put pressure on the spending plans of corporate and individual customers and also impacted the availability of credit. Raising resources and maintaining high growth was thus a significant challenge to telecom companies.

It is therefore commendable that the year saw us making important strides forward in our mission to become one of the world's leading integrated service providers across the entire value chain of telecom businesses.

We maintained strong growth in our existing businesses. We also launched several initiatives, adding new and substantial lines of revenue. This helped us to drive leadership across the entire spectrum of our operations in India and around the world. In addition, as in the past few years, we have made a conscious and concerted effort to align our people, processes and technological initiatives more closely with our business strategy, thereby giving ourselves the best chance to capture emerging opportunities in the sector.

Reliance Communications is now one of the fastest growing telecom companies in the world and also one of India's most valuable and trusted service brands.

Performance review

You will be happy to note that our Company had posted encouraging financial results and operational performance during the year.

The key highlights on consolidated basis are:

- Total income of Rs. 22,948 crore (US$ 4,525 million), as against Rs. 19,068 crore (US$ 4,765 million) in the previous financial year, an increase of 20.34%.
- Cash Profit of Rs. 9,856 crore (US$ 1,943 million), against Rs. 9,598 crore (US$ 2,398 million) in the corresponding period last year.
- Net profit of Rs. 6,045 crore (US$ 1,192 million), against Rs. 5,401 crore (US$ 1,350 million) in the previous financial year.
- Cash Earnings Per Share (Cash EPS) of Rs. 47.75 (US$ 0.94), against Rs. 46.77 (US$ 1.17) in the previous year and Earnings Per Share (EPS) of Rs. 29.29 (basic) (US$ 0.58), against Rs. 26.32 (basic) (US$ 0.66) in the previous year.
- Net Worth of Rs. 37,059 crore (US$7,306 million), keeping Reliance Communications amongst the top Indian private sector companies.

Growth platform

Reliance Communications operates across the full spectrum of wireless, wireline, and long distance services that carry voice, data, video and internet communication across the globe. This is supported by our extensive network infrastructure.

- Our customer base exceeds 85 million (including over 2.2 million overseas retail customers).
- We rank among the top five telecom companies in the world, by number of customers in a single country.
- We are the only Indian company to offer nationwide dual technology wireless services based on CDMA and Next Generation GSM platforms.
- We have the largest portfolio of multi-tenancy towers offering integrated solutions.
- We operate the world's largest submarine cable network with a presence in sixty countries.
- We are a one-stop-shop across the entire range of enterprise connectivity solutions.
- We are the only Indian DTH operator to provide services in 6,500 towns.

Restructuring of business

We, at Reliance Communications, are alive to the needs of changing industry trends and economic environment. Our vertical businesses are being restructured and realigned to make them meet the requirements of enterprise and individual customers. The demerger of the Optic Fiber Network to Reliance Infratel, the telecom infrastructure subsidiary of Reliance Communications, will enhance our value proposition in the telecom infrastructure segment and, at the same time, create a simple and transparent structure.

Each of the businesses operated by the Company, either by itself or through subsidiaries, affiliate companies or strategic investments in other companies, is poised at the cusp of significant opportunities for growth.

Wireless

Our wireless business constitutes both mobile and fixed wireless operations. We are among India's top two operators with over 79.6 million wireless subscribers across a most comprehensive portfolio of services, including mobile, PCO, fixed wireless and data card segments. During the year, we saw substantial minutes' growth on our network, which operates one of the highest Minutes of Usage in the industry at 830 million minutes a day.

We delivered the highest wireless subscriber acquisition in the world at 5 million in the first month of our GSM launch. Following the launch of our nationwide GSM network, we have captured more than 25% share of net additions in a market that already has seven to eight telecom operators on a network that extends seamless coverage to over 1 billion Indians across 24,000 towns and 600,000 villages.

Underlying this rapid subscriber acquisition is the strength of our brand and the trust our customers bestow on us. Reliance Mobile has been independently rated as India's most trusted service brand by India's leading financial daily, *The Economics Times*, in its annual Brand Equity survey, which we believe is a strong testament to our competitiveness and leadership.

Letter to Shareowners

In line with our stated objective of profitable growth, our margins in the Wireless business remained amongst the highest in the industry at 37%. This was despite the significant capital expenditure committed to the business over the last two years. With the unique advantages available to our business, we are now at the forefront of the next wave of growth in the Indian mobile services market.

Reliance Globalcom

Reliance Globalcom offers a diverse portfolio of global communication services focused on carrier, enterprise, and retail customers globally. Reliance Globalcom is positioned to participate in the substantial growth opportunities generated by the increased usage of telephony globally as distances shrink and people of the world collaborate closely for work and for pleasure.

We offer our services under four core business segments of Voice, Data, WiMax, and National Long Distance (NLD).

Voice

In the Global Voice segment, Reliance Global Call offers retail customers in the US, Canada, UK, Australia, New Zealand, Hong Kong and Malaysia, calling services to over 200 countries across the globe. Reliance Passport offers single-SIM-based services across 110 countries with free incoming calls in 57 countries.

We have a market share of 30% of the International Long Distance (ILD) wholesale inbound traffic, and over 2 million customers for our Reliance Global Call service. Usage of Reliance Global Call accounts for 40% of total retail market calls from the United States to India.

Data

Following the acquisitions of Yipes Holdings and VANCO Group, Reliance Globalcom has made a significant transition from being a bandwidth provider to being a managed services company offering the full range of solutions to global enterprises and telecom carriers. We have unmatched capabilities with a presence in over 60 countries, the world's largest IP optical network, a leadership in Global Ethernet and MPLS VPN, a diverse base of blue-chip customers including over 200 carriers, ISPs and content providers, and over 1,200 leading enterprises. We are already a top five global network services provider, and our vision is to create one of the top five global data communication enterprises in the world.

National Long Distance (NLD)

Reliance Communications is the most preferred private NLD carriage provider in India. We are the carrier of carriers. Leveraging the opportunity to monetize our nationwide NLD assets, we have also forayed into bandwidth and telecommunications infrastructure segments. We are targeting a substantial revenue share of this Rs. 5,000 crore market over the next two years driven by the launch of new wireless services and technologies.

Enterprise Broadband

We offer the most comprehensive range of office telephone solutions, data networking, Internet and IT infrastructure services to premier global and Indian companies, addressing their telecom, connectivity, and automation requirements. Over 900 of the top 1,000 companies in India are our customers.

We continue to increase our share of wallet from existing relationships and new acquisitions, leading to growing repeat business and a strong new order book position. We have more than 50% market share in highest growth data products like Centrex solutions and VPN. We have by far the largest Internet Data Center (IDC) capacity in India with more than 60% market share across six data centers.

Telecom Infrastructure

We have added 35,000 towers over the last two years to expand our portfolio to 48,000 towers. We expect the demand for passive telecom infrastructure to more than double in the next couple of years and are best-positioned to expand our customer base on the back of the largest supply base of plug-and-play telecom infrastructure for our internal network expansion as well as for other new operators who are launching their wireless services in the country.

Reliance Communications provides integrated solutions including towers, radio electronics, network connectivity, long distance transport, BPO services, data hosting and IT solutions to its customers, creating an additional and profitable revenue opportunity for us.

Recently, we have signed a long-term, infrastructure sharing agreement with new wireless operator Etisalat DB valued at over Rs. 10,000 crore.

Home

Our Home business currently comprises Direct to Home (DTH) services targeting one of the largest and fastest growing markets for pay television services in the world.

We launched our DTH services "Reliance BIG TV" in August 2008 and thereafter acquired 1 million subscribers within 90 days of launch, the fastest ramp-up ever achieved by any DTH operator in the world.

Reliance Big TV offers its 1.7 million customers DVD quality pictures across a bouquet of over 200 channels using the latest, state-of-the-art MPEG 4 technology. Our on-demand channels operate like a virtual mega multiplex, simultaneously bringing over 30 movies to viewers.

We are looking to expand our portfolio in this space, to soon offer high definition (HD) television content to customers apart from launching premium IPTV services in select cities.

Way Forward

Last year, we made several new beginings. We have created substantial new revenue opportunities by leveraging existing investments. These initiatives will provide a sustained, positive contribution to our business operations, financial performance and organisational strength over several years. As we expanded our operating base, we maintained profitability, and as we expand further, our key focus remains on 'Profitable Growth'.

Corporate Governance

Our Company is a proud member of the Reliance Anil Dhirubhai Ambani Group. As such, we have adopted the Group's Corporate Governance Practices and Code of Conduct. These guidelines prescribe a set of systems, processes, and principles that conform to the best global standards, and are aimed at promoting the interests of all our stakeholders.

Social Commitment

We have undertaken several important initiatives and measures in the area of education and healthcare, signifying our continued and long-standing commitment to social and community welfare.

Our Commitment

We continue to draw inspiration and guidance from the vision of our legendary founder, Shri Dhirubhai Ambani. It was one of Dhirubhai's great ambitions in life to see the creation of a world class convergent telecom company in India.

Reliance Communications is today realising that ambition by bringing the latest telecom technology within easy reach of millions of Indian and foreign consumers at a price that would have done Dhirubhai proud.



Anil D. Ambani
Chairman

Notice

Notice is hereby given that the fifth Annual General Meeting of the Members of **Reliance Communications Limited** will be held on Tuesday, the 22nd day of September, 2009 at 11.00 a.m. at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020, to transact the following business:

Ordinary Business:

1. To consider and adopt the audited Balance Sheet as at 31st March, 2009, Profit and Loss Account for the financial year ended on that date and the Reports of the Board of Directors and Auditors thereon.
2. To confirm payment of interim dividend as final dividend on equity shares declared by the Board of Directors.
3. To appoint a Director in place of Shri S. P. Talwar, who retires by rotation and being eligible, offers himself for re-appointment.
4. To appoint Auditors and fix their remuneration and in this regard, to consider and, if thought fit, to pass with or without modification(s), the following resolution as an **Ordinary Resolution**:

   "RESOLVED THAT M/s. Chaturvedi & Shah, Chartered Accountants and M/s. B S R & Co., Chartered Accountants, be and are hereby appointed as the Auditors of the Company, to hold office from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting of the Company, on such remuneration as may be fixed by the Board of Directors."

By Order of the Board of Directors

Hasit Shukla
President and Company Secretary

Registered Office:
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

8th August, 2009

Notes

1. **A member entitled to attend and vote at the Annual General Meeting (the Meeting) is entitled to appoint a proxy to attend and vote on a poll, instead of herself/himself and the proxy need not be a Member of the Company. The instrument appointing proxy should, however, be deposited at the Registered Office of the Company not less than forty eight hours before the commencement of the Meeting.**
2. Corporate Members are requested to send a duly certified copy of the Board Resolution authorising their representatives to attend and vote at the Meeting.
3. Members/proxies should fill-in the attendance slip for attending the Meeting.
4. In case of joint holders attending the meeting, only such joint holder, who is higher in the order of names, will be entitled to vote.
5. Members who hold shares in electronic form are requested to write their Client ID and DP ID numbers and those who hold shares in physical form are requested to write their folio number in the Attendance Slip for attending the Meeting to facilitate identification of membership at the Meeting. Members are requested to bring their Attendance Slip alongwith their copy of the annual report to the Meeting.
6. Relevant documents referred to in the accompanying Notice are open for inspection by the members at the Registered Office of the Company on all working days, except Saturday between 11.00 a.m. and 1.00 p.m. up to the date of the Meeting. The certificate from the Auditors of the Company in terms of the SEBI (Employees Stock Option Scheme and Employees Stock Purchase Scheme) Guidelines, 1999 for the Company's ESOS Plans will be available for inspection at the Meeting.
7. The Company has notified closure of Register of Members and Transfer Books thereof from Friday, the 18th September, 2009 to Tuesday, the 22nd September, 2009 (both days inclusive) as per Section 154 of the Companies Act, 1956.
8. Re-appointment of Director: At the ensuing Annual General Meeting, Shri S. P. Talwar, Director retires by rotation and being eligible, offers himself for reappointment. The details pertaining to Shri S. P. Talwar as required to be provided pursuant to Clause 49 of the listing agreement are furnished in the Corporate Governance Report forming part of this Annual Report.
9. Members are advised to refer to the section titled "Investor Information" provided in this Annual Report.
10. Pursuant to Circular No. SEBI/CFD/DIL/LA/2/2007/26/4 dated 26th April, 2007, issued by the Securities and Exchange Board of India, the statement containing the salient features of Balance sheet, profit and loss account and auditors report (Abridged Financial Statements), is sent to the members, along with the Abridged Consolidated Financial Statements. Any member interested in obtaining a copy of the full Annual Report may write to the Registrar and Transfer Agent of the Company.

Directors' Report

Dear Shareowners,

Your Directors have pleasure in presenting the fifth Annual Report and the audited accounts for the financial year ended 31st March, 2009.

Financial Results

The standalone performance of the Company for the financial year ended 31st March, 2009 is summarised below:

Particulars	**Financial Year ended 31st March, 2009**		* Financial Year ended 31st March, 2008	
	(Rs. in crore)	**US$ in million****	(Rs. in crore)	US$ in million**
Total income	**13,694.66**	**2,700.05**	13,426.65	3,354.99
Gross profit before depreciation, amortisation and exceptional items	**3,288.75**	**648.41**	4,463.92	1,115.42
Less:				
a. Depreciation and amortisation	**1,933.51**	**381.21**	1,843.66	460.68
b. Exceptional items and other adjustments	**(3,459.83)**	**(682.14)**	16.17	4.04
Profit before tax	**4,815.07**	**949.34**	2,604.09	650.70
Less: Provision for:				
Current tax	**—**	—	2.10	0.52
Fringe benefit tax	**12.40**	**2.44**	15.54	3.88
Profit after tax	**4,802.67**	**946.90**	2,586.45	646.29
Add : Balance brought forward from previous year	**4,300.24**	**847.84**	2,294.90	573.44
Profit available for appropriation	**9,102.91**	**1,794.74**	4,881.35	1,219.73
Appropriations:				
Proposed Dividend on equity shares	**—**	**—**	154.80	38.68
Interim Dividend paid on equity shares	**165.12**	**32.56**	—	—
Dividend Tax	**28.06**	**5.53**	26.31	6.57
Transfer to General Reserve	**8,400.00**	**1,656.15**	400.00	99.95
Transfer to Debenture Redemption Reserve	**6.98**	**1.38**	—	—
Balance carried to Balance Sheet	**502.75**	**99.12**	4,300.24	1,074.52

* Figures of previous year have been regrouped and reclassified, wherever required.

** Exchange Rate Rs. 50.72 = US$ 1 as on 31st March, 2009 (Rs.40.02= US$1 as on 31st March, 2008).

Financial Performance

During the year under review, your Company has earned total income of Rs. 13,694.66 crore against Rs.13,426.65 crore in the previous year. The Company earned net profit of Rs. 4,802.67 crore compared to Rs. 2,586.45 crore in the previous year.

Dividend

Your Directors at their meeting held on 31st July, 2009 had declared an interim dividend of Re. 0.80 (16%) per equity share each of Rs. 5 for the financial year ended 31st March, 2009 [Previous year Re.0.75 per equity share (15%)] and paid to all eligible equity shareholders of the Company on 6th August, 2009. Your Directors have decided to treat the interim dividend as final dividend.

The dividend pay out is in accordance with the Company's policy to pay sustainable dividend linked to long term performance, keeping in view the capital needs for the Company's growth plans and the intent to optimal financing of such plans through internal accruals.

Management Discussion and Analysis

Management Discussion and Analysis Report for the year under review as stipulated under Clause 49 of the listing agreement with the Stock Exchanges in India is presented in a separate section forming part of the Annual Report.

The Company has entered into various contracts in the areas of telecom and value added service businesses. While benefits from such contracts will accrue in the future years, their progress is periodically reviewed.

Business Operations

The Company operates on a pan-India basis and offers the full value chain of wireless, wireline, national long distance, international, voice, data, video, Direct-To-Home (DTH) and internet based communications services under various business units organised into three strategic customer-facing business units; Wireless, Global and Broadband. These strategic business units are supported by passive infrastructure connected to nationwide backbone of Optic Fibre Network fully integrated network operation system and by the largest retail distribution and customer services facilities. The Company also owns through its subsidiaries, a global submarine cable network infrastructure, managed services and managed Ethernet and application delivery services.

During the year under review, the Company had launched GSM services in 14 service areas. The Company had received start-up spectrum to launch GSM services from Department of Telecommunications (DoT) under its existing Unified Access Service License (UASL) in 14 service areas. DoT had also made necessary amendments to UASL of Reliance Telecom Limited (RTL), a wholly owned subsidiary of the Company to enable RTL to offer CDMA services in Assam and North East Service Area in addition to existing GSM services and made allotment of start up spectrum to RTL for providing CDMA services in Assam and North East.

During the year under review, Reliance Big TV Limited, a wholly owned subsidiary of the Company launched fully Digital Home Entertainment Direct To Home (DTH) Service on the most advanced MPEG 4 DTH Platform. Reliance Big TV Limited currently has 1.7 million subscribers, about 12% of the DTH market in India within a short span of launch.

Schemes of Arrangement

(a) Scheme of Arrangement with Reliance Infratel Limited

In terms of the Scheme of Arrangement between the Company and Reliance Infratel Limited (RITL), a subsidiary of the Company and their respective shareholders and creditors, the demerger of Optic Fiber Undertaking of the Company in favour of RITL was sanctioned by the Hon'ble High Court of Judicature at Bombay vide order dated 18th July, 2009. The detailed order from the Hon'ble High Court of Judicature at Bombay is awaited. The appointed date was 1st April, 2008.

(b) Scheme of Amalgamation with Reliance Gateway Net Limited

Reliance Gateway Net Limited (RGNL), a wholly owned subsidiary of the Company amalgamated with the Company in terms of the Scheme of Amalgamation sanctioned by the Hon'ble High Court of Judicature at Bombay vide order dated 3rd July, 2009. RGNL stand amalgamated with the Company effective from 13th July, 2009. The appointed date was 31st March, 2009.

Issue of Securities

During the year under review, the Company had issued 3,000, 11.20%, Secured Redeemable Non-Convertible Debentures (NCDs) aggregating to Rs.3,000 crore on Private Placement basis to Life Insurance Corporation of India. The NCDs are redeemable at the end of the 10th year from the date of allotment. The said NCDs are listed on the WDM Segment of the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited.

The funds raised have been deployed for ongoing projects and the general corporate purposes of the Company and its subsidiaries.

Repurchase of Foreign Currency Convertible Bonds (FCCBs)

In terms of approval received from Reserve Bank of India, the Company had repurchased 350 Zero Coupon FCCBs each of US $ 1,00,000 aggregating Rs.169.99 crore approx. (US $ 35 Million) at a discount during the year under review. In the current financial year, the Company has also repurchased and cancelled 297 Zero Coupon FCCBs each of US $ 1,00,000 at a discount.

The outstanding FCCBs issued by the Company, if converted into the Equity Shares of the Company, would result in increase to the paid up Equity Share Capital of the Company by 8.91 crore Equity Shares each of Rs.5/-.

Subsidiary Companies

During the year under review, Reliance Vanco Group Limited and its subsidiaries, Reliance WiMax World Limited and Gateway Net Trading Pte. Limited became the subsidiaries of the Company.

FLAG Telecom France Network SAS, FLAG Telecom France Services EURL, FLAG Telecom Korea Limited and FLAG Telecom Espana SA ceased to be subsidiaries of the Company, during the year.

In terms of the approval granted by the Central Government under Section 212(8) of the Companies Act, 1956, copies of the Balance Sheet, Profit and Loss Account, Report of the Board of Directors and Auditors of the subsidiaries have not been attached with the Balance Sheet of the Company. However, these documents will be made available upon request by any member of the Company. As directed by the Central Government, the financial data of the subsidiaries have been furnished under 'Financial Information of Subsidiary Companies', which forms part of the Annual Report. The annual accounts of the Company including that of subsidiaries will be kept for inspection by any member. Further, pursuant to Accounting Standard (AS-21) prescribed under Companies (Accounting Standards) Rules, 2006, Consolidated Financial Statements presented by the Company include financial information of subsidiaries.

Employee Stock Option Scheme

The ESOS Compensation Committee of the Board of Directors of the Company on 16th January, 2009 had approved grant of 1,32,17,975 Options, exercisable into equal number of fully paid up equity shares of the Company to the eligible employees of the Company, its subsidiaries and holding Company based on specified criteria under "Employees Stock Option Scheme" (ESOS) and the ESOS Plan 2009. In order to be eligible under the ESOS Plan 2009, employees were required to confirm the surrender of Options to which they were entitled to under the Employees Stock Options Plan 2008 (Plan 2008). Consequently, the aggregate number of Options under Plan 2008 and the Plan 2009 shall not exceed 1,32,17,975 Options.

The particulars as required under Clause 12 of SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 are as follows:

Particulars	ESOS Plan 2008	ESOS Plan 2009
a. Total grant authorised by the ESOS Compensation Committee	1,75,00,000 Options	1,32,17,975 Options
b. Total Options granted	1,49,91,185 Options	1,32,17,975 Options
c. Pricing formula decided by ESOS Compensation Committee	Market Price or such other price as Committee may determine Different Exercise price may apply tc different Plan(s).	Average price of the weekly high and low of the closing price of the equity share of the Company at National Stock Exchange of India Limited during two weeks preceeding the date of Grant i.e; 16th January, 2009.
d. Options vested	16,07,320 Options	Nil
e. Options exercised	Nil	Nil
f. Total number of equity shares arising as a result of exercise of Options	Subject to Option(s) exercised by the employees, not exceeding 1,49,91,185 Equity Shares	Subject to Option(s) exercised by the employees, not exceeding 1,32,17,975 Equity Shares
g. Options lapsed / surrendered	1,33,83,865 Options	19,38,980 Options
h. Variation of terms of Options	None	None
i. Money realised by exercise of Options during the year	N.A.	N.A
j. Total number of Options in force at the end of the year	16,07,320	1,12,78,995
k. Employee wise details of Options granted to:		
i. Senior managerial personnel	Nil	Shri Hasit Shukla, Company Secretary and Manager 1,00,000 Options.
ii. Employee who receives grant in any one year of option amounting to 5% or more of option granted during the year	Nil	Nil
iii. Identified employees who were granted options, during any one year equal to or exceeding 1% of the issued capital (excluding outstanding warrants and conversions) of the company at the time of grant	Nil	Nil
l. Diluted Earnings Per Share (EPS) pursuant to issue of shares on exercise of Options calculated in accordance with Accounting Standard (AS) 20	Rs. 22.28	Rs. 22.28
m. The difference between employee compensation cost using intrinsic value method and fair value of the Options and impact of this difference on		
Profits	Rs. 6.64 crore	Rs. 9.25 crore
EPS of the Company	Rs. 21.21	Rs. 21.21
n. Weighted- average exercise prices of Options granted during the year where exercise price is less than market price.	Nil	Nil
o. Weighted- average fair values of Options granted during the year where exercise price is less than market price.	Nil	Nil
p. Significant assumptions made in computation of fair value	base: Black Scholes model	base: Black Scholes model
i. risk-free interest rate,	7.27% p.a	5.00% p.a
ii. expected life,	1 year	1 year
iii. expected volatility,	37.58%	70.00 %
iv. expected dividends (yield), and	0.1386%	0.4301%
v. the price of the underlying share in market at the time of option grant.	Rs. 541.15 per share	Rs. 174 per share

The Company has received a certificate from the auditors of the Company that the ESOS Plan 2009 has been implemented in accordance with the Guidelines and as per the resolution passed by the members of the Company authorising issuance of ESOS.

Fixed Deposits

The Company has not accepted any fixed deposit during the year under review.

Directors

In terms of the provisions of the Companies Act, 1956, Shri S. P. Talwar, Director of the Company retires by rotation and being eligible offers himself for re-appointment at the ensuing Annual General Meeting.

A brief resume of the Director retiring by rotation at the ensuing Annual General Meeting, nature of expertise in specific functional areas and names of companies in which he holds directorship and/or membership/chairmanships of Committees of the Board, as stipulated under Clause 49 of the listing agreement with the Stock Exchanges in India, is given in the section on Corporate Governance forming part of the Annual Report.

Directors' Responsibility Statement

Pursuant to the requirements under Section 217(2AA) of the Companies Act, 1956 with respect to Directors' Responsibility statement, it is hereby confirmed that:

i. in the preparation of the accounts for financial year ended 31st March, 2009, the applicable Accounting Standards have been followed alongwith proper explanation relating to material departures;

ii. the Directors had selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company as at 31st March, 2009 and of the profit of the Company for that Period;

iii. the Directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and

iv. the Directors had prepared the accounts for financial year ended 31st March, 2009 on a 'going concern' basis.

Group

Pursuant to intimation received from the Promoters, the names of the Promoters and entities comprising 'group' as defined under the Monopolies and Restrictive Trade Practices Act, 1969 are disclosed in the Annual Report for the purpose of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

Consolidated Financial Statements

The Audited Consolidated Financial Statements, based on the financial statements received from subsidiaries, associates as approved by their respective Board of Directors have been prepared in accordance with Accounting Standard (AS-21) on Consolidated Financial Statements read with Accounting Standard (AS-23) on Accounting for Investments in Associates, notified under Section 211(3C) of the Companies Act, 1956 read with Companies (Accounting Standards) Rules, 2006, as applicable.

Auditors

M/s. Chaturvedi & Shah, Chartered Accountants and M/s. B S R & Co., Chartered Accountants, as Statutory Auditors of the Company, hold office until the conclusion of the ensuing Annual General Meeting and are eligible for re-appointment.

The Company has received letters from M/s. Chaturvedi & Shah, Chartered Accountants and M/s. B S R & Co., Chartered Accountants, to the effect that their appointment, if made, would be within the prescribed limits under Section 224(1B) of the Companies Act, 1956, and that they are not disqualified for such appointment within the meaning of Section 226 of the Companies Act, 1956.

Particulars of Employees

In terms of the provisions of Section 217(2A) of the Companies Act, 1956 read with the Companies (Particulars of Employees) Rules, 1975, the names and other particulars of employees are set out in the Annexure to the Directors' Report. However, having regard to the provisions of Section 219(1)(b)(iv) of the Companies Act, 1956 the Annual Report excluding the aforesaid information is being sent to all the members of the Company and others entitled thereto. Any member interested in obtaining such particulars may write to the Company Secretary at the Registered Office of the Company.

Conservation of Energy, Technology Absorption and Foreign Exchange Earnings and Outgo

Particulars required to be furnished under the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988 are as under:

1. Part A and B pertaining to conservation of energy and technology absorption are not applicable to the Company.
2. Total foreign exchange earnings and outgo for the financial year is as follows:
   a. Total Foreign Exchange earnings : Rs. 1,393.54 crore
   b. Total Foreign Exchange outgo : Rs. 4,017.41 crore
   c. Activities relating to exports; Initiatives taken to increase export; development of new export markets for products and services; and export plans:

   The Company has taken various initiatives for development of export markets for its international telecom services in the countries outside India to increase its foreign exchange earnings.

Corporate Governance

The Company has adopted "Reliance Anil Dhirubhai Ambani Group-Corporate Governance Policies and Code of Conduct" which has set out the systems, process and policies conforming to international standards. The report on Corporate Governance as stipulated under clause 49 of the listing agreement with the Stock Exchanges, forms part of the Annual Report.

A Certificate from the Auditors of the Company M/s. Chaturvedi & Shah, Chartered Accountants and M/s. B S R & Co., Chartered Accountants, conforming compliance with conditions of Corporate Governance as stipulated under the aforesaid Clause 49, is annexed to this Report.

Acknowledgements

Your Directors would like to express their sincere appreciation of the co-operation and assistance received from shareholders, debentureholder, bankers, regulatory bodies and other business constituents during the year under review. Your Directors also wish to place on record their deep sense of appreciation for the commitment displayed by all executives, officers and staff, resulting in the successful performance of the Company during the year.

For and on behalf of the Board of Directors



Mumbai
8th August, 2009

Anil D. Ambani
Chairman

Management Discussion and Analysis

Forward looking statements

Statements in this Management Discussion and Analysis of Financial Condition and Results of Operations of the Company describing the Company's objectives, expectations or predictions may be forward looking within the meaning of applicable securities laws and regulations. Forward looking statements are based on certain assumptions and expectations of future events.

The Company cannot guarantee that these assumptions and expectations are accurate or will be realised. The Company assumes no responsibility to publicly amend, modify or revise forward-looking statements, on the basis of any subsequent developments, information or events. Actual results may differ materially from those expressed in the statement. Important factors that could influence the Company's operations include interconnect usage charges, determination of tariff and such other charges and levies by the regulatory authority, changes in government regulations, tax laws, economic developments within the country and such other factors.

The financial statements are prepared under historical cost convention, on accrual basis of accounting, and in accordance with the provisions of the Companies Act, 1956 (the Act) and comply with the Accounting Standards notified under Section 211(3C) of the Act read with Companies (Accounting Standards) Rules, 2006. The management of Reliance Communications Limited ("Reliance Communications" or "RCom" or "the Company") has used estimates and judgments relating to the financial statements on a prudent and reasonable basis, in order that the financial statements reflect in a true and fair manner, the state of affairs and profits for the year. The following discussions on our financial condition and result of operations should be read together with our audited consolidated financial statements and the notes to these statements included in the Annual Report.

Unless otherwise specified or the context otherwise requires, all references herein to "we", "us", "our", "the Company", "Reliance", "RCOM", "RCOM Group" or "Reliance Communications" are to Reliance Communications Limited and its subsidiaries and associates.

Macro economics

The Indian economy entered the financial year 2008-09 on a buoyant note. During the preceeding three years, India witnessed rapid economic growth with the Gross Domestic Product (GDP) growing on an average of around 9 per cent. However, the growth momentum was moderated in the year under review because of the global economic turmoil. Like all emerging economies, India too has been impacted by the crisis. As per the revised estimates for the year 2008-09, the GDP for the year grew at 6.7 per cent as against 9.1 per cent in the previous year.

There were some comforting factors — well-functioning financial markets, robust rural demand, lower headline inflation and comfortable foreign exchange reserves — which buffered the economy from further adverse impact of the crisis. The fiscal stimulus packages of the Government and the monetary easing and regulatory action of the Reserve Bank have helped to arrest the moderation in growth and keep financial markets functioning normally.

Overall review

RCOM is India's foremost truly integrated and converged telecommunications service provider. We operate across the full spectrum of wireless, wireline, and long distance, voice, data, video and internet communication services. We also have an extensive international presence through the provision of long distance voice, data and Internet services and submarine cable network infrastructure globally. With a customer base of over 85 million (including over 2.2 million overseas retail customers) RCOM ranks among the Top 5 telecom companies in the world in terms of number of customers in a single country. Our corporate customers includes 2,100 Indian and multinational corporations, and over 800 global, regional and domestic carriers.

We are India's first and only telecom service provider offering nationwide CDMA and GSM mobile services. RCOM has established a pan-India, integrated (wireless and wireline) and convergent (voice, data and video) digital network that is capable of supporting the full range of best-of-class services spanning the entire communications value chain. It offers the widest network reach, covering over 24,000 towns and 600,000 villages.

Our nationwide enhanced next generation EDGE GSM network has digital voice clarity. Our mobile portal, R World, offers the widest range of mobile content spanning entertainment, music, news, cricket, Bollywood, maps, search, one-click set-up, access to email and social networking. In short, it provides the communication features of a PC, at the price and convenience of a handset.

RCOM owns and operates the world's largest next generation IP enabled connectivity infrastructure, comprising over 277,000 route kilometers of fibre optic cable systems in India, USA, Europe, Middle East and the Asia Pacific region. In India, we provide long distance business services including wholesale voice, bandwidth and infrastructure services. Globally, we provide carrier's carrier voice, carrier's carrier bandwidth, enterprise data and consumer voice services.

RCOM offers the most comprehensive portfolio of enterprise voice, data, video, internet and IT infrastructure services which include national and international private leased circuits, broadband internet access, audio and video conferencing, MPLS-VPN, remote access VPN, Centrex, toll-free services voice services for offices, voice VPN for corporate and managed international data centre ("IDC") services offering unique, value added products and services to large, medium and small enterprises for their communications, networking, and IT infrastructure needs across the country.

RCOM launched nationwide Direct to Home satellite TV services under its wholly owned subsidiary, Reliance Big TV Limited which uses state-of-the-art MPEG 4 technology to deliver over 200 channels including 32 exclusive movie channels to its subscribers. We will also deliver high definition content and Dolby digital voice quality to our viewers on this platform to create a highly personalised video experience.

Strategic Initiatives

Fastest ever, pan-India network roll out

The Company commenced commercial operations of its nationwide GSM service on 30th December, 2008. GSM-based wireless mobile services were initially launched in 11,000 Indian towns, which were later extended to cover 24,000 towns in phased manner. We launched GSM services in a record time of 11 months from the date of allotment of spectrum. This is the fastest roll-out ever of such size and scale and was achieved leveraging our existing nationwide technology-agnostic common infrastructure.

India's largest telecom tower infrastructure deal till date

RCOM, in a significant move, entered into a long term passive infrastructure sharing agreement with Etisalat DB Telecom. Etisalat is one of the largest telecom operator in the Middle East. This strategic alliance will encompass end-to-end tower and transmission infrastructure for Etisalat DB Telecom's forthcoming roll-out of telecom services in 15 telecom circles in India. The deal is valued at about Rs. 10,000 crore for passive infrastructure sharing over the next 10 years.

Created Joint Venture (JV) with global major Alcatel-Lucent for outsourced network operations

RCOM, along with Alcatel Lucent, formed a joint venture company to provide Managed Services to the GSM and CDMA networks of the Company and RTL, its subsidiary covering 22 circles, 24,000 towns, 600,000 villages, and over 80 million customers. The joint venture company may provide similar Managed Services to other telecom companies across the globe. The JV is one of the largest multi-vendor Managed Services deals in the world and a first for multi-technology managed services in India (both GSM & CDMA). The JV also focuses on process improvements and business development opportunities in India and globally.

Launch of India's fastest wireless broadband services

RCOM recently rolled out its fastest Wireless Internet service, "Reliance Netconnect Broadband Plus", with a downlink speed of up to 3.1 Mbps. This makes Netconnect Broadband Plus best suited for video streaming, video surveillance, rich media content and superior Internet browsing. Netconnect Broadband Plus service is available in 35 major cities with seamless handover to high speed 1x service covering 24,000 towns and 600,000 villages as well as all major road and rail routes across the country covering 99% of India's Internet population.

Alliance with Kribhco to boost rural sales

RCOM, through its wholly owned subsidiary, Reliance Communications Infrastructure Limited, formed a joint venture with Krishak Bharati Cooperative Limited (Kribhco), a premier co-operative society with an unparalleled marketing network in rural India. This will catalyze tele-density growth and the provision of state-of-the-art products and services to the rural market in India. Kribhco Reliance Kisan Limited, the JV company, would create a first-of-its-kind distribution model covering 72 per cent of India's population through its network of over 25,000 co-operatives, 6,300 member co-operatives and 60 "Krishi Seva Kendras" spread across the length and breadth of the country. The unique distribution model would distribute a range of telecom and non-telecom products and services with the objective of bridging the urban-rural divide.

Focused acquisitions to boost global revenues

The acquisition of Vanco Group Limited in May 2008, has strengthened our position in the global enterprise data market, adding over 220 MNCs to Reliance Globalcom's customer base. The acquisition also gives us a significant advantage through access to Vanco's relationship with over 700 global, regional and domestic carriers capable of offering services in 230 countries. Vanco's experienced sales and channel organization structure will further enhance Reliance Globalcom's customer delivery capabilities in important geographies like US, UK, France, Germany, Benelux, Singapore and Australia.

In April 2008, we acquired controlling stake in Reliance WiMax World Limited (formerly eWave World Limited), a UK headquartered company focused on the rapidly developing market for wireless telephony services using the WiMAX technology standard.

Business realignment to improve operations

We continuously look at new opportunities aimed at convergence and strategic alignments. With this in mind, RCOM undertook further restructuring within its group entities during the year under review. The Optic Fibre Undertaking was demerged from Reliance Communications Limited and vested with Reliance Infratel Limited, a subsidiary of the company. The treasury division of Reliance Communications Infrastructure Limited was demerged and vested with Reliance Telecom Limited, both wholly-owned subsidiaries of RCOM.

Alliance to continue dominance in mobile applications

We have tied up with Flytxt, a leading technology provider, for the implementation of an integrated carrier-class mobile marketing software platform called Neon on the RCOM Network. Flytxt enables mobile operators and service providers to unlock the huge potential of mobile as a customer engagement channel.

We have tied up with SAS for better business intelligence and analytics and AMDOCS for Customer Self Service systems.

We have tied up with Swanbaymtech, the U.K. based mobile video services company, to launch advertising funded videos on Reliance Mobile platform. Swanbaymtech will offer premium entertainment and sporting events content to subscribers and keep them connected to the Network.

Creation of centralized ITeS and related shared services

As a strategic initiative, all the Information Technology enabled services (ITeS) across RCOM Group were consolidated into the newly formed Reliance Tech Services Private Limited (RTech), an ITeS arm of RCOM. All ITeS of RCOM were outsourced to RTech for operational flexibility, scale and quick time-to-market reach for products and services. RTech provides application development and maintenance services, Business consulting, Telecom Network Products and solutions, ERP Implementation and Development services, Geographic Information services, Business Intelligence and Data Analytics, Network and Internet Security services, Managed Network and Infrastructure services, Unified Communication and Messaging services and nationwide IT support services.

Launch of DTH Satellite TV services

RCOM through its wholly owned subsidiary Reliance Big TV Limited (Big TV), launched its Direct to Home (DTH) Satellite TV services "Reliance BIG TV" on 19th August, 2008. BIG TV acquired 1 million subscribers within 90 days of launch, the fastest ramp up ever achieved by any DTH operator in the world. As on 31st March, 2009, BIG TV has over 1.5 mn customers. BIG TV would be tapping into the existing customer base of Reliance ADA Group companies to rapidly gain market share. The subscribers can enjoy 200 channels including 32 movie channels, which is highest in the industry. The product is available initially in 100,000 retail outlets across 6,500 towns.

Industry Structure and Regulatory Developments

Industry structure

Wireless

The total base of landline and wireless subscribers in India surged by a whopping 43 per cent during the year ended 31st March, 2009 to reach 429.7 million, according to the Telecom Regulatory Authority of India (TRAI). This growth was driven primarily by rural expansion and the availability of cheaper devices.

During the last two years 10 operators got licences to launch operations in various service areas. The 3G auction will throw up new challenges and open up further opportunities. It will also intensify the focus on Value-added Services and Data in the saturated urban markets.

The all-India blended ARPU per month figure has shown a declining trend, reflecting the continuing pressure on margins on account of fierce competition.

Internet & Broadband

Internet subscribers in India grew moderately to 13.5 million and broadband subscribers to 6.2 million as on 31st March, 2009.

Telecom Infrastructure

The demand for the telecom infrastructure services is driven by the robust growth of the mobile industry in 2G, migration to EDGE, 3G and a steady subscriber usage trends. The need for telecom infrastructure is necessitated by the focus on growth in the rural and new markets.

The number of players in the mobile industry is expected to increase significantly i.e. from 6 - 7 players today to 11 - 12 players, with the issue of over 120 licenses to the new operators. These new operators have been allotted spectrum in about 18 to 20 circles and some of them have now got joint venture tie-ups with the large global players thereby getting the necessary impetus to roll out their services. The roll-out of mobile services by these new players further increases the demand for telecom infrastructure.

Regulatory developments

1. **Dual technology petition quashed by TDSAT**

   TDSAT, on 31st March, 2009, dismissed the petition filed by the Cellular Operators Association of India (COAI) challenging the Government of India's decision allowing dual technology (CDMA and GSM) services to RCOM and other CDMA operators and upheld the decision to offer dual technology spectrum to companies like RCOM, Tata, Sistema etc. RCOM is providing unrestricted mobile services on GSM and CDMA platform through out the country in association with its subsidiary company RTL. TDSAT has also stated that GSM operators have no vested right to get the radio frequency beyond 6.2 MHz.

2. **IUC Regulation by TRAI**

   TRAI has amended the IUC (Interconnect and Usage Charges) regulation by an amendment dated 9th March, 2009. The revised IUC rates have become effective from 1st April, 2009. Termination charges have been revised to 20 paise per minute from 30 paise per minute earlier. However, termination charges for international incoming calls to India have been raised to 40 paise per minute from the earlier value of 30 paise per minute. NLD Carriage charges have been kept the same as earlier i.e. at a ceiling of 65 paise per minute. Carriage charges for calls with in LDCA (Long Distance Charging Area) have been reduced from 20 to 15 paise per minute. The transit charges have also been revised from less than 20 paise per minute to less than 14 paise per minute.

3. **Mobile Number Portability (MNP)**

   Based on the recommendations of Telecom Regulatory Authority of India (TRAI) on MNP, dated 8th March, 2006, the Department of Telecommunications (DoT) issued guidelines for MNP implementation in the country on 1st August, 2008 in a phased manner, starting from 'Metros' and 'A' category service areas followed by 'B' and 'C' category service areas. Subsequently the DoT selected two companies as MNP Service providers each serving in a designated zone in the country.

   DoT on 6th May, 2009, issued amendment in the licenses of Unified Access Service (UAS), Cellular Mobile Telephone Service (CMTS), National Long Distance (NLD), International Long Distance (ILD) and basic service licenses to facilitate timely implementation of mobile number portability service in the licensed service area as per the regulations/orders made or directions issued by TRAI under TRAI Act, 1997 or any instructions issued by the licensor from time to time.

   TRAI indications are that porting fee and porting regulation will be finalised by August, 2009 end. Accordingly MNP will be delayed slightly.

4. **QoS regulation for wireline and Cellular Mobile Telecom services**

   TRAI has issued revised QoS (Quality of Service) regulation for CMTS and wirelineservices on 20th March, 2009. The existing benchmarks have been tightened and some of the parameters like Service access delay have been taken off. Some new parameters like - BTS accumulated Downtime, Worst affected BTSs due to downtime, worst affected cells having more than 3 per cent TCH drop -are the new parameters which have been added. The benchmark for Call drop ratio has been reduced to 2 from 3 per cent earlier. The revised regulation has come into effect from 1st July, 2009.

5. **Penalty on Subscriber verification**

   DoT has revised the penalty in case of non verification of subscribers by its circular dated 24th December, 2008. A slab based penalty system, which came into effect from 1st April, 2009, has replaced the earlier flat fine of Rs 1,000 per unverified subscriber.

6. **Roll out obligation**

   DoT has amended the Unified Access Service License on 10th February, 2009, with respect to the roll out norms. As per the amendment, the existing norms on in building coverage have been removed and the service providers have been given the advantage of the period lost in getting SACFA clearance. With this amendment, the obligations of the company on account of roll out has reduced drastically.

7. **Auctioning of 3G and Broadband Wireless Access (BWA) spectrum**

   The auctioning of 3G and BWA spectrum which was originally planned in January 2009 was postponed by DoT and is now scheduled before the end of FY 2009-10. DoT has referred issues related to the amount of spectrum to be auctioned and its reserve price to the Group of Ministers. RCOM is the only existing national operator which has a 3G ready network nationwide, giving it a head start in offering 3G services in the country.

8. **Mobile Virtual Network Operator (MVNO)**

   In August 2008, TRAI issued recommendations in favour of the entry of MVNOs. It also prescribed the definition, terms and conditions of MVNO license, license fee, entry fee etc. The DoT, after taking into account the industry's views on the recommendations, had referred some of the issues back to TRAI on 27th February, 2009. After considering the suggestions/ changes suggested by the DoT, TRAI has issued revised recommendations on 12th March, 2009. But DoT is yet to take a final decision in the matter.

9. 48th Telecom Tariff order by TRAI

TRAI had issued a consultation paper on "Plethora of Tariff plans" in February 2008. After consulting the industry, the Authority issued the 48th Amendment to the Telecom Tariff Order. Under the new order, service providers cannot charge an administration fee of more than Rs 2 on a top up recharge. The maximum number of tariff plans in a circle has been capped at 25. The black out days i.e the days when no concessional voice rate/ SMS rate apply- cannot be more than 5 per calendar year. In case of a promotional plan - the start date and end date of the plan has to be indicated. For migration of prepaid to postpaid platform and vice versa- no migration fee can be levied by the service provider.

10. Lock-in period of 3 years for promoter's equity

The DoT, vide its Circular dated 23rd July, 2009, inter alia provided for a lock-in-period for sale of equity of a person whose share capital is 10 per cent or more in the UAS licensee company on the effective date of UAS licence and whose net-worth has been taken into consideration for determining the eligibility for grant of UAS license, till completion of three years from the effective date of the UAS licence or till fulfilment of all the rollout obligations, whichever is earlier.

11. Merger guidelines for Intra service area

DoT issued revised guidelines for intra service area merger on 22nd April, 2008. These guidelines have replaced the earlier guidelines issued on 21st February, 2004. The threshold level for any merger to take place has been revised to 40 per cent of revenue market share and subscriber market share. For considering the number of subscribers, wireline and wireless subscribers will be considered separately. The merged entity has to justify the total amount of spectrum held by the merging entities with respect to spectrum allotment guidelines which are based on subscriber based criteria. A period of 3 months will be given to the merged entity to meet the subscriber number shortfall if any, for justifying the total spectrum held by it. Excess spectrum, if any, will have to be surrendered. Any permission for merger shall be given only after completion of 3 years from the effective date of license. The duration of license of merged entity in the respective areas will be equal to the remaining duration of the license of the two merging licenses, whichever is less on the date of the merger.

12. Internet telephony

TRAI had issued recommendations on Internet telephony on 18th August, 2008. It recommended that ISPs with Internet telephony should be allowed to interconnect with Public Switched Telephone network, through NLD operator without payment of any additional entry fee. DoT had referred the recommendations back to TRAI on account of level playing issue with respect to Unified Access Service Licensees. However, TRAI has reaffirmed its earlier recommendations on 31st March, 2009. DoT has to take a final decision in this matter.

13. Acess Deficit Charge (ADC)

TRAI has completely phased out the ADC with effect from 1st October, 2008.

14. Provisioning of Internet Protocol Television Services (IPTV)

Ministry of Information & Broadcasting, on the basis of recommendation of TRAI, issued Guideline on 8th September, 2008 inter alia providing for provisioning of IPTV services by (a) Telecom Service Providers under Unified Access Services License (UASL) and Cellular Mobile Telephony Service (CMTS) License or (b) Internet Service Providers (ISP) with net worth more than Rs.100 Crore and having permission from DoT to provide IPTV or (c) Cable TV Operators registered under Cable Television Network (Regulation) Act, 1995 (Cable Act). Ministry of Information & Broadcasting also modified the guideline for down-linking of television channels to enable broadcasters to provide their content to IPTV service providers.

Key Developments in the Company

Wireless business

GSM Launch

RCOM's GSM launch has been the fastest network roll-out covering over 11,000 towns within 11 months, having received start-up GSM spectrum only in January 2008. The Company commenced commercial operations of its nationwide GSM service on 30th December, 2008 with a unique Customer Experience Program (CEP) that resulted in a record addition of 5 million new subscribers in January 2009, the highest ever monthly customer acquisition in the history of telecom any where in the world. Perhaps the most successful product launch of this scale.

Overall 11.3 million new subscribers were added in quarter January to March 2009 and achieved 113% growth in quarter-on-quarter subscriber additions.

RCOM's GSM network now covers over 24,000 towns and 600,000 villages. The fastest roll-out of this scale and size was achieved by leveraging the existing nationwide sharable technology agnostic common infrastructure.

Reliance Netconnect - Netconnect Broadband Plus

During the year under review, we rolled out CDMA wireless broadband service, Reliance Netconnect Broadband Plus, India's fastest Wireless Internet service. Netconnect Broadband Plus has a downlink speed of upto 3.1 Mbps. This makes Netconnect Broadband+ best suited for video streaming, video surveillance, rich media content & superior Internet browsing.

Netconnect Broadband+ service is available in 35 cities with seamless handover to high speed 1x service covering 24,000 towns and 600,000 villages as well as all major road and rail routes across the country covering 99% of India's Internet population. The company retails Netconnect Broadband+ in 12,000 IT retail outlets across India as well as 2,300 exclusive Reliance Communication retail stores and nearly 240 Reliance World outlets.

Netconnect Broadband Plus is targeting about 6 million Road Warriors who need Internet access on the move with their laptop and about 8 million Home PC users who access entertainment and educational content.

Handsets

New models were introduced both as bundled and open market 3rd party handsets initiatives alongside the high-end models to give consumers adequate choice. We introduced high-end handsets (some with touch screen) to effectively tap into the upgrade and high end market.

We have also been aggressively forging partnerships with open market handset vendors to ensure high visibility and reach. With the launch of our GSM operations, we bundled our SIMs with other handset manufactures and this contributed to increasing the number of customers who have come onto our GSM network.

In September, 2008 we launched India's first prepaid service for BlackBerry on the prepaid platform. This 'pay as you use' pricing model with cost-effective options will give the consumer a flexibility and control over expenses.

World Roaming: To offer worldwide Voice and Data Roaming for our Blackberry and high-end customers, we tied up with leading operators across the world for dual network roaming. Today, Reliance offers International Roaming in 242 countries and 535 networks, with full-fledged Data Roaming Services across 182 countries and 380 networks.

Range of unlimited usage plans: We launched a range of unlimited usage plans following the creation of additional network capacity during the year. The first product — Unlimited local calls - was launched across Pre-paid mobile, Post-paid mobile and Fixed Wireless Phones. After acquiring over half a million customers in the unlimited product range, we have launched our unlimited STD product. These products offer complete "peace of mind" for high volume individual users, Corporate and SME segment etc and create a very strong Reliance Community of users.

Global Business

Reliance Globalcom's vendor and carrier agnostic, hybrid network provisioning approach has been enthusiastically received across the world. By offering a full portfolio of IP Multiprotocol Label Switching (MPLS), Ethernet and Managed Services, all through a single point of management utilizing best-in-breed partners across 230 countries and territories in the world, our customers have not only reduced total cost of ownership of their networks, but enhanced functionality.

Reliance Communications owns and operates the world's largest next generation IP enabled connectivity infrastructure, comprising over 277,000 kilometers of fibre optic cable systems in India, USA, Europe, Middle East and the Asia Pacific region.

Global data services

The Company continues to be a leading provider of international connectivity and data services to telecom operators, content providers, internet communities and enterprises around the globe.

Our International Data business is underpinned by our ownership of the largest private submarine cable system in the world, directly connecting 60 countries from the East coast of United States, to Europe, the Middle East, India, South and East Asia, through to Japan. The network seamlessly interconnects with our over 190,000 kilometers fibre optic cables. We are further expanding our global network with implementation of the Next Generation Network (NGN) cable system. Construction of NGN Mediterranean cable system between Egypt and France is underway. Upon completion of NGN Med, we will be the only service provider with multi-terabit owned cable on the busy traffic route between India, Middle East and Europe / U.S.

Our acquisition of Yipes Holdings Inc and Reliance Vanco Group Limited has strengthened our position in the global enterprise data market. We are leading provider of connectivity to world's top exchanges in the U.S. and U.K. through our flagship Global Ethernet solution brand FinancialConnect!. We are leading global Managed Network Services provider serving over 60,000 sites in over 160 countries. We continue to win new business from large MNCs to rollout and manage complex MPLS VPN networks in stiff competition with global competitors.

We have over 1,500 large enterprise customers globally.

National Long Distance

We offer NLD carriage and termination to other carriers and, on an inter-segment basis, to other business units of Reliance Communications. With the entry of new telecom operators, there is growing opportunity in bandwidth and infrastructure sales. Leveraging the opportunity to monetize our nation-wide NLD assets, we have forayed into bandwidth and telecommunications infrastructure segment.

Voice

In Voice segment, we offer International Long Distance carriage and termination to other carriers as well as, on an inter segment basis, to other business units of Reliance Communications as part of the wholesale product offering. We entered the long distance market in India in mid-2003 and are one of the largest carriers of international voice minutes with a market share of 30% for International Long Distance wholesale inbound traffic.

As part of our retail offering in voice, we offer virtual international calling services to retail customers for calls to 200 international destinations including India under the brand Reliance Global Call. Our retail services are available to customers in several countries including the United States, Canada, the United Kingdom, Australia, New Zealand, Hong Kong and Malaysia. We have over 2 million customers for our Reliance Global Call service. Usage of Reliance Global Call accounts for 40 per cent of total retail market calls from the United States to India.

Enterprise Broadband

The number of our Internet subscribers increased by 0.28 million during the year, with the broadband subscriber base reaching 1.40 million.

Network coverage: With the increased focus on directly connecting buildings in the top 44 cities in India, our Broadband business now has almost 1 million buildings directly connected to our network, recording more than 18% growth in the network coverage during the year.

During the year, the Enterprise Broadband business augmented its building connectivity program with the deployment of WiMax 802.16d based last mile access technology. Our Broadband business currently serves top 10 cities in the country using this wireless technology also.

Our robust nationwide network backbone is continiously controlled and monitored at National Operating and Control Center (NOCC) located at Mumbai. This NOCC facility is replicated at Hyderabad to guard against any catastrophe as a redundancy measure.

Infrastructure

Our infrastructure subsidiary, Reliance Infratel Limited (RITL), signed a long term contract with Etisalat DB Telecom ("EDB"), for passive infrastructure and transmission connectivity for over 30,000 sites to be taken in a phased manner over 18 months. This will get further enhanced with EDB's expansion plans for coverage and capacity. RITL will also explore other B2B services of Bandwidth, Carriage, NLD and ILD and co-location of field and core network. The EDB tenancy for passive services and connectivity of sites is likely to enhance RCOM's revenues by about Rs 10,000 crore over the next 10 years. Additionally, RCOM will also be signing contracts with other key operators.

- With this deal our total tenancy goes up to 2.2 tenants per tower.
- RITL now owns 190,000-Km optical fiber network, providing a more economical and better quality linking for tenants compared to microwave.
- RCOM's current utilization of tower slot assets is 40-50 per cent and this provides significant potential for 3rd party tenants. It complements the existing passive infrastructure and provides an integrated solution to tenants.
- As such, we offer our customers an extensive and diverse portfolio of well-positioned assets and we believe that our wide and expanding portfolio of tower sites positions us to be able to address the needs of national, regional, local and emerging wireless service providers in India.

Home / DTH

We launched, India's fully Digital Home Entertainment Service on world's most advanced MPEG4 Direct-To-Home (DTH) Platform. Reliance BIG TV DTH offers over 200 channels including 32 exclusive cinema channels with digital quality picture and sound. The feature-rich BIG TV DTH Service is available at over 100,000 outlets across 6,500 towns, making it by far the country's largest retail rollout of a Home Entertainment product and service.

Tracing the ethos and philosophy of Reliance ADA Group, BIG TV DTH at launch has a retail presence of 2-3 times more than any other DTH operator and offers services in more than double the number of cities than any other DTH operator.

Content and value added services

Our quest for enhancing content for our value added chain provides an easy access for our subscribers to the favorite content and applications — from wherever they are and on whatever device they're using giving multiple choices and delivering additional capabilities to the wireless devices.

We continue to pioneer new ways for providing content services and iconic devices to our subscribers.

Recently we have tied up the following:

- Exclusive mobile games based on world celebrities and Hollywood movies focusing on the star's glamorous side on Reliance's CDMA and GSM networks across WAP/Brew, Blackberry platforms;
- Advertising funded videos on its Reliance Mobile platform;
- Tie-up with "Oxigen" India's first and single point recharge service. This tie up will offer its customers the entire portfolio of Oxigen's easy recharge option;
- Alliance with BBC World Service to offer Live Audio service through Reliance's R-World VAS platform. This is the first such international offering to be launched by an Indian telecom company;

Opportunities and Challenges

Opportunities

Convergence: Our full fledged convergence model will hold a key to the overall success of the value chains built across the businesses, a process that is primarily driven by technology and demand. Convergence in Service, Network will drive the Telecom value chains through capacity, coverage, quality and Corporate Convergence will activate consolidations, mergers, acquisitions, or collaborations among the operators.

Entry into GSM: During the year under review, Reliance reached a historic landmark with launch of GSM services in 14 telecom circles in addition to operating in existing 8 circles.

Dual Technology: While offering dual technology CDMA and GSM services, Reliance will also benefit from the massive network execution already completed in CDMA. This will enable the Company to offer highly attractive tariffs and products, leveraging the available capacity and provide multiple choices to subscribers.

Passive Infrastructure: The expected technology rollouts in this year are driven by 2G, 3G and WiMAX needs of the new and existing mobile operators as well as for the ISP operators. This translate into the current demand of over 300,000 slots to more than double to 700,000 slots in the next couple of years for passive infrastructure as well as other telecom infrastructure range of services. Our next generation infrastructure is favorably positioned to capture this opportunity.

Unique Positions in India

- We currently have tower sites in each of India's 22 circles and 48,000 telecommunication towers as on 31st March, 2009.
- Current average age of our telecommunication towers is 2 years.
- All of our existing telecommunication towers have the capacities to host multiple wireless service providers as tenants, which is unique capability of our infrastructure sharing business model.
- Our multi-tenancy tower infrastructure has average capability to host 4 tenants on our towers. As on 31st March, 2009, we had the captive tenancy of 1.6, which puts us in unique position in the industry to offer more capacity/tenancy to the 3rd party operators (existing and new) in the B2B space.

R World Content: Our Reliance Mobile World (R World) is a virtual one-stop-shop for entertainment, communication, gaming and m-commerce. Thanks to the wide range of applications, it has endeared itself to users from all walks of life. Reliance Mobile World has over hundreds of useful applications and over 200,000 content titles which include Mobile TV, videos, cricket updates, music, ringtones, phonebook transfer and back-up service, m-commerce services like Mobile Banking, bill payments, mobile e-mail and instant messenger, city and TV guides, booking gas cylinders, tracking Speed Post, Airlines and Railway reservations, examination results and much more.

RTech: RTech is poised to provide end-to-end ITes and management capabilities across the entire ICT value chain to the Group companies while continuing to provide services to various RCOM Business Units. RTech also offers fast track managed IT solutions for new telecom operators for market entry. The unique and competitive edge of RTech is the unique project management capabilities, ability to infuse enormous domain and operational experience with technology and customer focus and operational transparency.

Association with Bollywood and Cricket thereby attracting youth:

The association with ICC and other Cricket tournaments, and also with leading Bollywood events have made the Company and its brand much sought after by the youth segment. This will enable the Company to increase its business in this highly profitable and growing market segment.

Retail

The Company has one of the most extensive distribution and service networks amongst all telecom players in India, consisting of nearly 2,300 Reliance World and Reliance Mobile Stores throughout India equipped to sell wireless handsets and service packages, customer service centers with multilingual capabilities that have over 6,000 agents. In addition, nearly a million retail outlets sell recharges (of which approximately 90 per cent are electronic recharge enabled). The Company also has alliance with 14,000 ATMs for electronic recharge.

Our 24 x 7 arrangement for contact center facility provides full customer care interface and redressal measures.

Challenges

Entry of many new competitors

The year 2008 - 09 saw the entry of several new players in the mobile industry. It is also possible that some of the players who have acquired license recently and have tie-ups with leading international service providers will enter the wireless market. These events will intensify competition and may lead to pressure on tariff. The Company is uniquely positioned to meet the situation with its superior and world class network roll-out and expansion plans.

Entry of Mobile Virtual Network Operator (MVNO) / Brand franchisees

It is possible that the Government may progressively relax MVNO norms, and more players may access to Indian markets through this route. These operators may put pressure on tariffs.

Risks and concerns

1. Some of the licences are subject to regulatory compliance under the Terms and conditions of licences grant over different part of World. The rules and regulations, issued by the respective government and regulatory authorities, having jurisdiction over the Company's operations and licenses, schedules and obligations require it to meet specified conditions, network build-out requirements. However, the Company does not perceive any default on this account.
2. Mobile Number Portability (MNP) mandated by DoT expects to implement number portability in a phased manner, starting with all the 'Metro' and 'A' category circles. This move is bound to be beneficial for congestion free new networks as they can use aggressive pricing strategies to lure existing subscribers.
3. Rapid technological changes may increase competition and render the Company's technologies, products or services obsolete. We are at present using the latest technology and do not foresee obsolescence at present.
4. The telecommunication services industry is capital intensive. Capital Expenditure (CAPEX) on adaptation to latest technology may put pressures on deliverables. However, the Company is constantly assessing such changes in the technologies and taking immediate action through timely CAPEX programs.
5. The Company may be adversely affected by changes in tariff structures for services subjected to government and regulator mandated regulations prevailing in the areas of services.
6. The Company faces significant and intense competition in its markets, which could aggravate with entry of new licensees that may result in decreases in current and potential customers, revenues and profitability.
7. We are subject to market risks primarily from changes in interest rates and foreign currency exchange rates. In managing exposure to these fluctuations, we may engage in various hedging transactions that have been authorized according to documented internal policies and procedures.

Financial Performance - Overview

Results of operations

The Audited Consolidated Financial Results are given for the Financial year ended on 31st March, 2009. This is the third reporting year of consolidated operations of the Company;

Revenues and operating expenses

The Company on consolidated basis earned total revenues of Rs 22,948.46 crore (US$ 4,524.54 million) and the net profit after tax recorded by the Company was Rs 6,044.93 crore (US$ 1,191.83 million). The Company incurred total operating expenses of Rs 13,643.52 crore (US$ 2,689.97 million).

Operating profit before finance charges, depreciation and amortisation, exceptional items and provision against fixed assets (EBITDA).

The Company earned EBITDA of Rs. 9,304.94 crore (US$ 1,834.57 million). The EBITDA margin for the year under review is 40.55%.

Depreciation and amortisation

Total of such charges was Rs 3,607.70 crore (US$ 711.30 million).

Profit before tax

The profit before tax was Rs 6,196.72 crore (US$ 1,221.75 million). The provision for taxes was a gain of Rs 51.79 crore (US$ 10.2[illegible] million). The net profit after tax was Rs. 6,044.93 crore (US$ 1,191.83 million).

Balance sheet

As at 31st March, 2009, the Company had total assets of Rs 102,20[illegible] crore (US$ 20,151.22 million). Stakeholders equity was Rs 42,280.32 crore (US$ 8,336.03 million), while net debt (excluding cash and cash equivalents) was Rs 22,578.25 crore (US$ 4,451.55 million), giving a net debt to equity ratio of 0.53 times.

Segment Wise Performance

1. **Wireless Segment**

Customer acquisition

During the year the Company added 26.88 million wireless customers (net additions). The customer base grew by 58.70% during the year under review. As at 31st March, 2009, the Company had 72.67 million wireless customers on its network. During the year under review, the Company reached out aggressively to rural areas on the back of a major network expansion that contributed to the Company's strong customer acquisition.

Revenues and profit

Revenues for the financial year ended 31st March, 2009 were Rs. 17,367.63 crore (US$ 3,424.22 million). EBITDA during the year was Rs. 6,673.95 crore (US$ 1,315.84 million). Earning before Interest and Tax (EBIT) during the year was Rs. 4,279.21 crore (US$ 843.69 million).

2. **Global Segment**

Minutes of use ILD and NLD operations

Operations in ILD and NLD maintained consistent traffic growth rates, in-line with the growth of the overall market. ILD minutes of use annually were around 7.6 billion. NLD minutes of use annually were around 32 billion. The Company maintained its leadership position for ILD inbound India traffic with a market share of around 30%. During the year, Reliance Global Call maintained over 2.2 million international customers. Reliance India Call continued to be the largest retail service with over 40% market share in the U.S.A. for India Calling.

Revenues and profit

Revenues for the financial year ended 31st March, 2009 were Rs. 6,790.94 crore (US$ 1,338.91 million). EBITDA during the year was Rs. 1,624.71 crore (US$ 320.33 million). Earning before Interest and Tax (EBIT) during the year was Rs. 855.66 crore (US$ 168.70 million).

3. **Enterprise Broadband Segment**

We maintained our position as premium integrated solutions provider for Top Corporate in the Broadband segment. Our Enterprise Broadband business maintained its leadership in Centrex, Virtual Private Network and International Data Centre products.

The Company's Enterprise Broadband segment continued to maintain its growth path and gained significantly during the year even in the midst of aggressive competition in the data and voice segments, and especially in the internet bandwidth segment, from many other telecom service providers. Of a current portfolio of more than 41 products, our Enterprise Broadband business has not only positioned larger number of products within the top corporate but also increased its share of wallet.

New products launched during the year included Reverse ITFS, Managed WAN, EWAN, Global MPLS, and Global Ethernet etc.

Broadband's innovative services assurance model of "TechCheck" continued to gain further impetus during the year 2008-09 in providing pro-active feedback to its subscribers on the service levels provided by the Company. Customers have rated Broadband Products and Services at a high customer satisfaction and delight rating. The CSAT (Customer Satisfaction) Score increased steadily, as Sample Customers were out called.

Broadband's Business IT Systems are ISO 27001:2005 Certified (an Information Security Management System Standard).

Wireline

Our Optical Fiber Cable network of 190,000+ route-km supports seamless last mile Broadband connectivity.

Our Broadband Access network is one of the largest networks in the world, having approx. 33,000+ nodes currently and additional 17,000+ nodes will be added in 2009-2010.

Customer Base

Customer acquisition kept momentum with the increase in network coverage during the year. Net additions during the year grew by more than 34%. During the year, the Company has acquired close to 354,000 customers taking the total customer base to 1.4 million.

As the Company's Broadband business is currently serving mainly enterprises, the revenue per line reflects the total portfolio of services and solutions being delivered to its customers. Our revenue per line has remained well above industry averages, on account of our mainly enterprise customer base and our successful cross-sell of services to our customers.

Revenues and profit

Revenues for the financial year ended 31st March, 2009 were Rs 2,524.27 crore (US$ 497.69 million). EBITDA during the year was Rs 1,157.51 crore (US$ 228.22 million). Earning before Interest and Tax (EBIT) during the year was Rs 815 crore (US$ 160.69 million).

Reliance Communications Infrastructure Limited (RCIL)

We provide Internet Data Centre (IDC) services (Reliance Data Centre) owned by RCIL, a wholly owned subsidiary, from our IDCs located in Mumbai and Bangalore. We currently have IDC capacity of 304,000 sq ft. We are market leaders within the space having an estimated market share of close to 60%.

The Infrastructure facilities of RCIL are interlaced and integrated with wireless network of the Company. With a view to gain synergy in the business operations, the Balance portion of Network Fibre undertaking together with construction machinery was transferred to the Company during the year.

The Treasury division of RCIL was demerged and vested into Reliance Telecom Limited in terms of Scheme of Arrangement between these companies vide Order dated 19th June, 2009 approved by Hon'ble High Court, Bombay, effective from 26th June, 2009.

Operations

Revenues and operating expenses

RCIL earned total revenues of Rs 4,096.03 crore (US$ 807.58 million) during the year as compared to Rs 3,622.69 crore (US$ 905.22 million) for the previous year. RCIL incurred total operating expenses of Rs 3,416.16 crore (US$ 673.53 million) as compared to Rs 3,315.22 crore (US$ 828.39 million).

Net Profit

The net profit after tax recorded by RCIL was Rs 266.18 crore (US$ 52.48 million) as compared to profit of Rs 621.26 crore (US$ 155.24 million) in the previous year.

Balance Sheet

Balance sheet as at 31st March, 2009, RCIL had total assets (net) of Rs 3,478.11 crore (US$ 685.75 million). Shareholders' fund was Rs 2,949.25 crore (US$ 581.48 million).

Management Discussion and Analysis

Reliance Telecom Limited (RTL)

RTL is a wholly owned subsidiary of the Company. RTL operates in Madhya Pradesh, West Bengal, Himachal Pradesh, Orissa, Bihar, Assam, Kolkata and Northeast offering GSM services.

The Treasury division of RCIL was demerged and vested into RTL in terms of Scheme of Arrangement between these companies vide Order dated 19th June, 2009 approved by Hon'ble High Court, Bombay, effective from 26th June, 2009.

Operations

During the year under review, RTL completed a major network expansion increasing its coverage significantly in the eastern region. RTL revolutionized the Lifetime proposition by pricing it at Rs 222, which was a key driver in its acquisition strategy.

Revenues and operating expenses

RTL earned total revenues of Rs 2,050.83 crore (US$ 404.34 million) during the year as compared to Rs. 1,361.95 crore (US$ 340.32 million) in the previous year. The RTL incurred total operating expenses of Rs 1,507.67 crore (US$ 297.25 million) as compared to Rs 1,079.46 crore (US$ 269.73 million) in the previous year.

Net Loss

The net loss recorded by RTL was Rs 174.29 crore (US$ 34.36 million) as compared to net profit after tax of Rs 46.82 crore (US$ 11.70 million) in the previous year.

Balance Sheet

As at 31st March, 2009, RTL had total assets (net) of Rs 10,270.40 crore (US$ 2,024.92 million). Shareholders' fund was Rs 280 crore (US$ 55.21 million).

Infrastructure

Reliance Infratel Limited (RITL)

RITL's business is to build, own and operate telecommunication towers, optic fiber cable assets and related assets at designated sites and to provide these passive telecommunication infrastructure assets on a shared basis to wireless service providers and other communications service providers under long-term contracts. These customers use the space on our telecommunication towers to install their active communication-related equipment to operate their wireless communications networks. The customers can also use our optic fiber network to connect the sites to the core network and the connectivity between circles.

We have successfully carried out a huge project of commissioning over 30,000 towers in the last year and a half to build a portfolio of 48,000 multi-tenancy towers. In the last six months, we have used the towers for both our CDMA and GSM technology based services as a part of our strategy to provide dual services on a pan India basis. We have commissioned these towers with multi tenancy capabilities and they would have the capacity of over 200,000 slots, the most extensive compared to any other telecom infrastructure provider. We are capable of adding tenancy capability at marginal cost on demand.

Revenues and operating expenses

RITL earned total revenues of Rs 4,934 crore (US$ 972.79 million) during the year as compared to Rs 1,457.62 crore (US$ 364.22 million) for the previous year. The Company incurred total operating expenses of Rs 1,553.79 crore (US$ 306.35 million) as compared to Rs 782.06 crore (US$ 195.42 million) in the previous year.

Net Profit

The net profit after tax recorded by RITL was Rs 1,685.72 crore (US$ 332.36 million) as compared to Rs 320.58 crore (US$ 80.10 million) in the previous year.

Balance Sheet

As at 31st March, 2009, RITL had total assets (net) of Rs 19,198.08 crore (US$ 3,785.11 million). Shareholders' fund was Rs 4,036.79 crore (US$ 795.90 million).

Outlook

Wireless Business

The tele density in rural India is less than 15% as on 31st March, 2009. Opportunities galore in rural sectors for us to tap this potential. Rural wireless subscriber base continued to register growth. In the quarter ended March 2009, rural subscriber base increased to 109.71 million, registering a growth of 17.7 percent over the previous Quarter. We have swiftly moved towards rural capacity expansion and coverage to tap this potential, leveraging our robust nationwide Network.

Indian telecom industry continues to maintain high growth trajectory. Overall tele-density for the quarter ended March 2009 reached 36.9 per cent. The subscriber base for wireless services has increased to 391.76 million as on 31st March, 2009.

The Telecom sector provides tremendous growth potential for us. The trend in subscriber base growth and the projections using the past trend shows an even bigger opportunity left behind for us to tap. The performance indicator data as on quarter ending March, 2009 as released by annual report published by TRAI are given below:


Subscriber (in million)
450
400
350
300
250
200
150
100
50
0
33.69
52.22
98.77
165.11
261.07
391.76
2004
2005
2006
2007
2008
2009

Source: TRAI Report

The penetration of mobile services in India continues to be one of the lowest in the world. The overall tele-density in India stood at 36.9 per cent at the end of March 2009, while the wireless penetration was at 33.7 per cent. This shows that there is tremendous potential for future growth, especially considering that most international developed markets have close to 100 per cent penetration and most comparable developing markets currently have penetration levels of 60 per cent - 70 per cent.

Wireless Penetration


60%
50%
40%
30%
20%
10%
0%
1%
1%
3%
5%
9%
14%
23%
32%
42%
50%
56%
2002
2003
2004
2005
2006
2007
2008
2009E
2010E
2011E
2012E
Penetration (%)

Source: Company reports, J.P. Morgan estimates.

Management Discussion and Analysis

We are the only nationwide operator in private sector to provide best of the two Technologies that is CDMA and GSM. The industry structure for telecom as released by TRAI for the quarter ended March, 2009 is shown below:


CDMA
24.12%
GSM
75.88%

Source: TRAI Report

Tariffs in India are among the lowest in the world, with the main players operating on low margins, constantly manoeuvring products, pricing pressure to continue with the entry of new operators, however revenues are expected to get boosted due to strong monthly additions in subscriber base and increasing revenues from VAS.

Industry Trends

1. **Sustained High Growth**

   India has been the fastest growing telecom market in the world in the past year passing China in the total number of new subscriber additions. This explosive growth phase is expected to last for a few years before growth starts leveling off.

2. **3G and WiMax Roll-out**

   With 3G and WiMax (BWA) spectrum auctions on the horizon, there is a great potential for the take-off of data access and broadband services.

3. **Enabling Competition**

   Competition has received a great thrust with a host of pro-competition policies like the changes to the 2G spectrum allocation criteria and IUC reduction. This has facilitated the entry of many new networks, both from green field operators as well as from regional incumbents entering into new service areas.

4. **Infrastructure sharing**

   Greater potential for tower sharing / outsourcing model with the entry of new telecom players into India.

Global Business

We are proud to be one among the top Global IP Network carrier companies, in the private sector, having a portfolio of many Fortune 1,000 multinational corporations. We have richly invested in increasing Data Center capacities, which provide unmatched data rich applications and business solutions in real time.

We believe that our strategy to leverage our global terabit network together with leadership in Enterprise solutions is delivering a compelling value proposition to our global enterprise and carrier customers. Our customers are endorsing our strategy through repeat and new business wins. Going forward, we expect continued growth in every segment of Reliance Globalcom's business.

To specify a few initiatives:

1. **Expand global terabit network** to provide connectivity to emerging economies including India, Middle East and China

   Our Next Generation cable named Hawk in the Mediterranean between Middle East and Europe is on track for completion. We will be only the only private service with a multi-terabit capacity from India to Europe at unmatched cost advantage to consortium-owned and other private systems.

2. **Win lucrative enterprise markets** in the US and Europe looking for increased connectivity to emerging markets

   We expect continued wins in the highly complex but extremely large and lucrative enterprise space in the U.S. and Europe which is over Rs 160,000 crores market for VPN and Ethernet solutions business.

3. **Expand and leverage existing leadership** in NLD network to capture strong demand for bandwidth and infrastructure

   Our expansive network, almost twice as large as next largest private operator, makes us the most preferred private NLD carriage provider in India. There is strong demand for NLD bandwidth and infrastructure from most operators and we are well positioned to cater to this demand.

4. **Expand Global Voice offerings** We have been actively scanning to identify high-value addressable markets wherein we can launch products in Voice segment to take up leadership position. A major initiative in this direction is our foray into the global Audio Conferencing market. We expect to leverage our 1,500 enterprise customer base outside India and our global voice leadership to grab a fair share of this business.

Enterprise Broadband and Internet Data Centers (IDC)

Corporate broadband services demand is related to increasing IT-led automation to improve productivity and operational excellence in all sectors of business and economy, particularly in the services sectors like Financial / Business Process Outsource /Knowledge Process Outsource services. These are remarkable growth sectors with stringent requirements on high Quality of Service and Service Level Agreements parameters. Our growth is expected to be multifaceted in all the three segments of the market: top corporate, Small Medium Business (SMB) as well consumer broadband. All the three are severely under served today.

Even in the SMB segment, the penetration levels are still relatively low today and there is a large scope of opportunity for offering broadband services. With the present low penetration of broadband in India, better growth is expected in near future. Yet another area of growth is the International Data Services like IPLC, Managed VPN services and IDC services.

The expansion of residential broadband will primarily be dependent on Network roll out and the expansion will be linear. With the present low penetration of broadband in India, large growth is expected.

One of the Enterprise product One Office Duo (OOD) offers unmatched benefits to the customers by giving them more convenience and higher efficiencies in managing their voice spend. The customers that till recently were not keen to churn their voice connectivity due to the pains of number change and other reasons are now more than keen to hear our OOD pitch. Through OOD, customers are able to reduce their Voice Spend by up to 15%-20%. Some of major customers in the Banking and White goods industry have even gone on record describing the value that we have added through OOD. Though OOD will continue to remain integral to Enterprise sales strategy, similar USPs around other product offerings are also being developed.

Management Discussion and Analysis

With new IDCs coming up the leadership will not only be maintained but the share of the IDC business will be substantially increased.This will also help to up selling other products and thus increasing the share of wallet of the Enterprise customers. The current economic conditions have forced our customers to defer some of their data center requirements temporarily but coming quarters are sure to see a uptrend in this business.

Telecom Infrastructure

We are leveraging our extensive capability to offer a wide range of services as an integrated service provider across the whole infrastructure value chain. Our aim is to provide a fast track solution to our clients, existing telecom operators as well as new companies for market entry and for ongoing expansion as per their rollout requirement.

We are well-positioned vis-à-vis other infrastructure providers with better quality tower infrastructure, carriage and transport infrastructure along with the unified approach as an integrated service provider.

RITL has passive infrastructure network in all 22 telecom service areas covering 24,000 towns and 600,000 villages, an effort that cannot be easily replicated.

RITL is best positioned to attract tenants for:

- High quality portfolio, capable of housing 4 tenants
- With marginal Capex, tower tenant capacity of 4 can be enhanced up to 7 tenants.

Home/DTH Business

Reliance Big TV's DTH Services with advanced MPEG4 technology platform and iNTERACTIVE applications offer a world of exclusive portfolio with rich features at the touch of a button on the remote.

iSTOCK is the latest in a bouquet of growing interactive applications under its iNTERACTIVE services which include sporting action iSPORTS, games application iGAMES, daily astro feature iASTRO, recipe-rich iCOOKING and iNEWS with the latest news updates.

Years Ahead

The global financial & economic crisis which started in the second half of fiscal year 2009 also affected India to some extent is largely behind us. Our track record has demonstrated our ability to turn the adversity into opportunities.

We are very well positioned to capitalise on growth opportunities in the converged telecom market supported by our integrated telecom infrastructure and strong focus on quality of services.

We build our strength and leadership, which is supported by:

- Upgradation and expansion of network, unleashing its power of state-of-the-art, latest technology;
- Reaching out to tap rural markets;
- Our commitment to stay ahead of Customer requirements;
- International presence with owned submarine cable network and gateways;
- Introducing innovative products and services with unmatched multiple choices across cutting edge technologies;
- Track record of strong Growth and fast track execution;
- Optimisation of resources;
- Enriched human resources and strong focus on building human capital;

Adequacy of internal control

The Company has built adequate systems of internal controls towards achieving efficiency and effectiveness in operations, optimum utilisation of resources, and effective monitoring thereof as well as compliance with all applicable laws.

The internal control mechanism comprises a well-defined organisation structure, documented policy guidelines, pre-determined authority levels and processes commensurate with the level of responsibility.

The Management Audit Team undertakes extensive checks and reviews through external firms of chartered accountants, who provide independent and professional observations. Audit Committee of the Board reviews major internal audit reports and periodically reviews the adequacy of internal controls.

Risk Management Framework

The Company has instituted self governed Risk Management framework comprising of identification of potential risk areas, evaluation of intensity, mitigation plans and procedures for the risk management and policies formulated both at the enterprise and at the operating levels.

The framework seeks to facilitate building a common understanding of the exposure to the various risks and uncertainties at an early stage, for timely response and their effective mitigation. Audit Committee of the Board reviews risk management framework periodically.

Human resource and employees relations

The year 2008-09 has been encouraging year for the employees. There have been several people initiatives which have been introduced for enhancing people productivity, morale and motivation.

The Organisation structure of the businesses was revisited for higher customer delivery, efficiency, productivity and improved cost. This facilitated the internal movement, development and growth for the employees. Performing employees with higher management bandwidth were considered for key management positions in the Organisation.

The Performance Management System was strengthened and fully automated; with the introduction of Quarterly Appraisal System. This was also linked with the Training and Development system and hence an integrated training and development calendar was rolled out. This has facilitated in competency and capability building with a large number of functional and behavioral programs.

The existing HR Policies were revisited with a view to make more employees friendly, transparent and objective and in line with the Industry standards. These Policies and the other HR processes have been automated for employee convenience and ease of administration.

In order to empower our Line Managers, HR Delegation Matrix around recruitment, retention, etc. was rolled out for higher accountability as well as speedier resolution of issues.

E People Solution - an employee portal was launched for redressing employee queries and grievances in a time bound manner with service level agreements.

During the year Company was successfully able to meet the manpower requirements emerging from our expanding business. The manpower as on 31st March, 2009 was 37,150 across all business.

Information technology

The Company's continued focus on Information Technology (IT) is demonstrated by our initiative to bring 'siloed' IT teams into a single profit centre with more than 13,400 person-years of rich experience across various domains. Almost 25% of our IT team has over ten years of experience.

During the year, we achieved a remarkable improvement in the key performance indicators measuring efficiency, responsiveness and innovation. We delivered significant reduction in costs and unmatched business flexibility and value through the use of common IT architecture and systems across various lines of business.

Our IT systems and processes converge across CDMA and GSM technologies providing a seamless customer experience. Everyday, we support more than five million transactions of over 12,000 of our field and contact center employees.

We have built on reusable and scalable components that can support over 100 million customers. Our delivery and operational processes are now certified and bench-marked against global standards of CMMI Level 3 and ISO 20000, a unique achievement for any telecom operator's insourced IT operations.

Reliance Technology Innovation Centre (RTIC), our technology arm, has replicated Reliance Communications' network on a reduced scale. Using this laboratory model, RTIC evaluates multiple vendor equipment, provides development support to vendors and to our internal teams, audits our systems to enable a smooth deployment of new equipment and certifies it prior to its commercial deployment.

Going forward, our information technology initiatives will focus on:

- Widespread implementation of 'green computing' principles to reduce energy consumption, optimize existing systems and evaluate environmental attributes of new IT equipment.
- Enhancing all back office (HR, supply chain, finance) and business continuity/risk management operations and processes.
- Developing a business intelligence/analytics framework for profiling common customers across our Group.

Our initiatives to use information technology for enabling and enhancing business value have received extensive recognition, leading to several accolades including Information Week's Global CIO 50 Award, Network Computing EDGE Award, CIO 100 Award for the third year in a row, SAP ACE Award for Customer Excellence in Telecom for the second consecutive year, IDC Enterprise Innovation Award (APAC Region), PC Best IT Implementation Award (finalist), NASSCOM IT User Award (finalist), CMAI's National Telecom Awards, CIOL's Enterprise Connect Award, Polycom Intelligent Enterprise Awards (finalist). We are also the sole representative of the Indian telecom industry on the Boards of the Tele Management Forum and the Mobile Marketing Association.

Corporate social responsibility

The Reliance ADA Group strives for sustainability and maintains the eco-balance in the area of its operations. Taking forward this motto, in the year gone by, we had implemented and initiated several programs to attain this objective.

RCOM jointly with Reliance ADA Group initiated the following:

- E-learning internet literacy programs across varying age groups and communities, school children from underserved strata's of society from more than 200 government schools across 40 cities and towns.
- Awareness program on Voluntary Blood Donation campaign among RADAG employees came together to contribute more than 11,000 units of blood in the last one year.
- Socially relevant text messages were sent to over 100 million customers across the length and breadth of the country on issues covering "Save the girl child, Promoting voluntary blood donation, Women empowerment ".
- Collaboration with One Laptop Per Child Foundation for creating an eco-system, including leading edge technology and infrastructure, to help children discover the joy of learning and bringing the benefits of education to all.

Auditors' Certificate on Corporate Governance

To,

The Members of
Reliance Communications Limited

We have examined the compliance of conditions of Corporate Governance by **Reliance Communications Limited** ('the Company') for the financial year ended on 31st March, 2009, as stipulated in Clause 49 of the Listing Agreement of the said Company with Stock Exchanges in India.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to a review of the procedures and implementation thereof, adopted by the Company for ensuring compliance of the conditions of Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in Clause 49 of the above mentioned Listing Agreement.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For Chaturvedi & Shah
Chartered Accountants

C. D. Lala
Partner
Membership No: 35671

For B S R & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No: 032815

Mumbai
8th August, 2009

Corporate Governance Report

Reliance Communications Limited has maintained the highest standards of corporate governance principles and best practices by adopting the **"Reliance Anil Dhirubhai Ambani Group - Corporate Governance Policies and Code of Conduct"** as is the norm for all constituent companies in the group. These Policies and Code prescribe a set of systems, processes and principles, which conform to the best international standards and are reviewed periodically to ensure their continuing relevance, effectiveness and responsiveness to the needs of investors both local and global and all other stakeholders.

The Company's philosophy on Corporate Governance envisages the attainment of the highest levels of transparency, accountability and equity, in all facets of its operations and in all interactions with its stakeholders, including shareholders, employees, the government, lenders and the society. The Company believes that all its operations and actions must serve the underlying goal of enhancing long-term shareholder value. In our commitment to practice sound governance principles, we are guided by the following core principles:

1. **Transparency**

   To maintain the highest standards of transparency in all aspects of our interactions and dealings.

2. **Disclosure**

   To ensure timely dissemination of all price sensitive information and matters of interest to our stakeholders.

3. **Empowerment and accountability**

   To demonstrate the highest levels of personal accountability and to ensure that employees consistently pursue excellence in everything they do.

4. **Compliance**

   To comply with all the laws, rules and regulations applicable to the Company.

5. **Ethical conduct**

   To conduct the affairs of the Company in an ethical manner.

6. **Stakeholders' interest**

   To promote the interests of all stakeholders including customers, shareholders, employees, lenders, vendors and the community.

Governance practices beyond regulatory requirements

Our governance practices go beyond the mere letter of statutory and regulatory requirements. With this in mind, we have formulated a number of policy documents and introduced the following set of governance practices:

A. **Values and commitments**

We have set out and adopted a policy document on 'values and commitments' of Reliance Communications. We believe that any business conduct can be ethical only when it rests on the nine core values of honesty, integrity, respect, fairness, purposefulness, trust, responsibility, citizenship and caring.

B. **Code of ethics**

Our policy document on 'code of ethics' demands that our employees conduct the business with impeccable integrity and by excluding any consideration of personal profit or advantage.

C. **Business policy**

Our "business policies" cover a comprehensive range of issues such as fair market practices, inside information, financial records and accounting integrity, external communication, work ethics, personal conduct, policy on prevention of sexual harassment, health, safety, environment and quality.

D. **Separation of the Board's supervisory role from the executive management**

In line with the best global practices, we have adopted the policy of separating the Board's supervisory role from the executive management. We have also split the posts of Chairman and CEO.

E. **Prohibition of insider trading policy**

This document contains the policy on prohibiting trading in the equity shares of the Company, based on insider or privileged information.

F. **Prevention of sexual harassment**

Our policy on Prevention of sexual harassment aims at promoting a productive work environment and protects individual rights against sexual harassment.

G. **Whistle blower policy**

Our Whistle Blower policy encourages disclosure in good faith of any wrongful conduct on a matter of general concern and protects the whistle blower from any adverse personnel action.

H. **Environment policy**

The Company is committed to achieving excellence in environmental performance, preservation and promotion of clean environment are the fundamental concern in all our business activities.

I. **Risk management**

Our risk management procedures ensure that the management controls various business related risks through means of a properly defined framework.

J. **Boardroom practices**

i. **Chairman**

In line with the highest global standards of corporate governance, the Board has separated the Chairman's role from that of an executive in managing day-to-day business affairs.

ii. **Board charter**

The Board of Directors has adopted a comprehensive charter, which sets out clear and transparent guidelines on matters relating to the composition of the board, the scope and function of various board committees, etc.

iii. **Board committees**

The Board constituted Audit Committee, Nomination/ Remuneration Committee and Shareholders/ Investors Grievances Committee. The Board rotates the Chairman of these Committees once in two years.

iv. **Tenure of independent directors**

Tenure of independent directors on the board of the Company shall not exceed nine years, subject to their re-appointment on retirement by rotation as per statutory provisions.

v. **Independent director's interaction with shareholders**

Member(s) of the Shareholders' / Investors' Grievances Committee interact with shareholders on their suggestions and queries, if any, which are forwarded to the Company Secretary.

vi. **Lead independent director**

Recognising the need for a representative and spokesperson for the independent directors, the Board has appointed an independent director as the lead independent director. The lead independent director performs the following roles in addition to the role of a non-executive independent director:

- preside over all executive sessions of the Board's independent directors;
- work closely with the Chairman to finalise the information flow, meeting agenda and meeting schedules;
- liaise between the Chairman and the independent directors on the Board; and
- take a lead role along with the Chairman in the Board evaluation process.

The Board designated Shri A. K.Purwar as the lead independent director. The position of the lead independent director is rotated once in two years.

vii. **Meeting of independent directors with operating team**

The independent directors of the Company meet in executive sessions with the various operating teams as and when they deem necessary. These discussions may include topics such as, operating policies and procedures, risk management strategies, measures to improve efficiencies, performance and compensation, strategic issues for board consideration, flow of information to directors, management progression and succession and others as the independent directors may determine. During these executive sessions, the independent directors have access to members of management and other advisors, as the independent directors may determine and deem fit.

viii. **Monitoring of subsidiaries**

The minutes of meetings of boards of subsidiary companies are periodically placed before the board of the Company.

ix. **Commitment of directors**

The meeting dates for the entire financial year are scheduled in the beginning of the year and an annual calendar of meetings of the board and its committees is circulated to the directors. This enables the directors to plan their commitments and facilitates attendance of all directors at the meetings of the board and its committees.

K. **Governance practices being followed to promote the interests of our stakeholders**

We have introduced several trend setting governance practices to improve stakeholders satisfaction. Some of the major ones among them are:

i. **Customers**

We have taken various customer caring initiatives, which give various services to our subscribers at all times. We also have captive contact centers having one of the largest facilities accommodating approx. 9,500 personnel on round the clock shift basis. In addition to this, we have provided various on line measures on Reliance World platform which also give ready access to the customers. Our customers can view and pay their bills online and manage their account information online.

ii. **Employees**

- We have a dedicated service portal which offers various online HR services and facilities to employees. Some of these facilities are: details of current and past salaries, income-tax computations, attendance and leave management, goal setting with relevant key Risk Indicators (KRIs) and Key Performance Indicators (KPIs), potential assessment module, performance evaluation system, feedback mechanism, reward and recognition policy, grievance redressal system, exit interviews, training and development module etc.
- We are committed to make Reliance Communications an 'Employer of Choice'. Towards this, several initiatives have been taken in areas of talent acquisition and retention, capability enhancement and performance management. These initiatives have been strongly supported by extensive deployment of technology and automation which has consequently enabled various HR interventions and services such as attendance and leave management, goal setting, performance assessment, grievance redressal system etc.
- With a wide range and reach of businesses, it is imperative to align people processes and practices to organizational objectives. As such robust, transparent and fair employee policies form the bedrock of all People Management processes. These policies not only ensure standardization of interpretation and implementation but also provide clarity on authority and accountability of all HR practices. Moreover, we have set up a robust HR Review and Audit mechanism in the Company.
- HR is strongly agile and responsive to emerging market forces of the business environment in which RCOM operates. As a result HR adopts a prudent approach to people issues, benchmarking itself to global practices and local contexts. HR has successfully implemented some unique initiatives in areas of Employee Stock Options, Learning Management, Leadership Development etc.
- Deeply rooted in the Reliance philosophy of scale, scope and service, HR endeavours to constantly innovate and re-engineer processes and practices so as to be parterning with Business in achieving organizational goals and objectives.

iii. **Shareholders**

The significant services and facilities being rendered to investors include ECS and e-payment of dividend at about 160 cities, odd lot share scheme for convenient disposal of odd lot shares held in physical form.

iv. **Lenders**

The Company has been prompt in honoring all debt obligations to its lenders.

v. **Society**

The Company, in keeping with its Corporate Social Responsibility policy, focuses on healthcare, education, and other social initiatives.

Compliance with the code and rules of Luxembourg Stock Exchange and Singapore Stock Exchange

The Global Depository Receipts (GDR) issued by the Company are listed on the Luxembourg Stock Exchange (LSE). The Company had also issued Zero Coupon Foreign Currency Convertible Bonds, which are listed at Singapore Stock Exchange (SGX). The Company has reviewed the code on corporate governance of LSE and SGX, though the same are not applicable to the Company. However, the Company's corporate governance practices substantially conform to these codes and rules.

Compliance with Clause 49 of the listing agreement

The Company is fully compliant with the mandatory requirements of Clause 49 of the listing agreement formulated by the Securities and Exchange Board of India.

We present our report on compliance of governance conditions specified in Clause 49 of the listing agreement:

I. **Board of Directors**

1. **Board composition - Board strength and representation**

As on 31st March, 2009, the board consisted of five members. The composition of and the category of directors on the board of the Company were as under:

Category	Particulars of directors
Promoter, non-executive and non-independent Director	Shri Anil D. Ambani, Chairman
Independent Directors	Prof. J. Ramachandran Shri S. P. Talwar Shri Deepak Shourie Shri A. K. Purwar

The Company has appointed Shri Hasit Shukla, Company Secretary as the Manager of the Company in terms of provisions of Companies Act, 1956 for a period of five years with effect from 8th February, 2006.

2. **Conduct of board proceedings**

The day to day business is conducted by the executives and the business heads of the Company under the direction of the Board led by the Chairman. The board holds minimum four meetings every year to review and discuss the performance of the Company, its future plans, strategies and other pertinent issues relating to the Company.

The Board performs the following specific functions in addition to oversee the business and the management:

- review, monitor and approve major financial and business strategies and corporate actions;
- assess critical risks facing by the Company - review options for their mitigation;
- provide counsel on the selection, evaluation, development and compensation of senior management;
- ensure that processes are in place for maintaining the integrity of
  - a. the Company
  - b. the financial statements
  - c. compliance with law
  - d. relationship with all the stakeholders
- delegation of appropriate authority to the senior executives of the Company for effective management of operations.

3. **Board meetings**

The Board held 4 meetings during 2008-09 on 30th April, 2008, 31st July,, 2008, 31st October, 2008 and 23rd January, 2009. The maximum time gap between any two meetings was 91 days and the minimum gap was 83 days.

The Board periodically reviews compliance reports of all laws applicable to the Company.

4. **Standards issued by ICSI:** The Company is in substantial compliance with the Secretarial Standards governing board meetings as also general meetings as set out in Secretarial Standards I and II issued by the Institute of Company Secretaries of India. The board of directors of the Company has taken necessary steps in order to ensure compliance with these standards. Besides, the board has constituted several committees to deal with various specialised issues.

5. **Attendance of directors**

The overall attendance of directors was 95 per cent.

It is proposed to introduce tele-conferencing and video-conferencing facilities immediately upon amendment to the relevant statutes.

Attendance of directors at the board meetings held during 2008-2009 and the last Annual General Meeting held on 30th September, 2008:

Name of the Director	Meetings held during the tenure	Meetings attended	Attendance at the last AGM
Shri Anil D. Ambani	4	4	Present
Prof. J. Ramachandran	4	4	Present
Shri S. P. Talwar	4	4	Present
Shri Deepak Shourie	4	3	-
Shri A. K. Purwar	4	4	Present

Notes:

a. None of the directors is related to any other director.

b. None of the directors has any business relationship with the Company.

c. None of the directors has received any loans and advances from the Company during the year.

6. **Other directorships**

None of the directors hold directorships in more than 15 public limited companies.

The details of directorships (excluding private limited companies, foreign companies and companies under section 25 of the Companies Act, 1956), Chairmanships and the Committee memberships held by the directors as on 31st March, 2009.

Name of directors	Number of directorship (including RCOM)	Committee(s)[a] membership[b] (including RCOM)	
		Membership	Chairmanship
Shri Anil D. Ambani	10	4	-
Prof. J. Ramachandran	8	8	4
Shri S. P. Talwar	12	9	5
Shri Deepak Shourie	1	2	1
Shri A. K. Purwar	8	4	1

a. The information provided above pertains to the following committees in accordance with the provisions of Clause 49 of the listing agreement:
   i. Audit committee
   ii. Shareholders/investors' grievances committee

b. Membership of committees includes chairmanship, if any.

7. **Membership of board committees**

No director holds membership of more than 10 committees of boards nor any director is a chairman of more than 5 committees of boards.

8. **Details of directors**

The abbreviated resumes of all Directors are furnished hereunder:

Shri Anil D. Ambani

Regarded as one of the foremost corporate leaders of contemporary India, **Shri Anil D. Ambani** (50), the Chairman of all listed companies of the Reliance ADA Group, namely, Reliance Communications, Reliance Capital, Reliance Infrastructure, Reliance Natural Resources and Reliance Power. He is also the President of the Dhirubhai Ambani Institute of Information and Communication Technology, Gandhinagar, Gujarat.

An MBA from the Wharton School of the University of Pennsylvania, Shri Ambani is credited with pioneering several path-breaking financial innovations in the Indian capital markets. He spearheaded the country's first forays into overseas capital markets with international public offerings of global depositary receipts, convertibles and bonds. Under his Chairmanship, the constituent companies of the Reliance ADA Group have raised nearly US$ 7 billion from global financial markets in a period of less than 3 years.

Shri Ambani has been associated with a number of prestigious academic institutions in India and abroad.

He is currently a member of:

- Wharton Board of Overseers, The Wharton School, USA
- Board of Governors, Indian Institute of Management (IIM), Ahmedabad
- Executive Board, Indian School of Business (ISB), Hyderabad.

In June 2004, Shri Ambani was elected as an Independent member of the Rajya Sabha - Upper House, Parliament of India, a position he chose to resign voluntarily on 29th March, 2006.

Select Awards and Achievements

- Awarded by Light Readings as the Person of the Year - 2008 for outstanding achievements in the communication industry.
- Voted 'the Businessman of the Year' in a poll conducted by The Times of India - TNS, December, 2006.
- Voted the 'Best role model' among business leaders in the biannual Mood of the Nation poll conducted by India Today magazine, August 2006.
- Conferred 'the CEO of the Year 2004' in the Platts Global Energy Awards.
- Conferred 'The Entrepreneur of the Decade Award' by the Bombay Management Association, October 2002.
- Awarded the First Wharton Indian Alumni Award by the Wharton India Economic Forum (WIEF) in recognition of his contribution to the establishment of Reliance as a global leader in many of its business areas, December, 2001.

Prof. J. Ramachandran

Prof. J. Ramachandran, Director (52) is the Chair Professor of Business Policy at the Indian Institute of Management, Bangalore. He is a qualified Chartered Accountant and Cost Accountant and has obtained his doctorate from the Indian Institute of Management, Ahmedabad.

He is also a director of Reliance Communications Infrastructure Limited, Sasken Communication Technologies Limited, Redington (India) Limited, Bhoruka Power Corporation Limited, Indofil Organic Industries Limited, Tejas Networks Limited and Infotech Enterprises Limited.

Shri S. P. Talwar

Shri S. P. Talwar, Director (70) was a former Deputy Governor of Reserve Bank of India. He was also former Chairman-cum-Managing Director of Bank of Baroda, Union Bank of India and Oriental Bank of Commerce. He is graduate in Arts and Law. He is also qualified as CAIIB. He has vast experience in financial services sector in the country.

He is also director of Crompton Greaves Limited, Reliance Communications Infrastructure Limited, Reliance General Insurance Company Limited, Reliance Infratel Limited, Videocon Industries Limited, Reliance Life Insurance Company Limited, Wall Street Finance Limited, AB Hotels Limited, Housing Development and Infrastructure Limited, Kalpataru Power Transmission Limited and Asian Oilfield Services Limited.

Shri S. P. Talwar is the Chairman of the Audit Committee of the Company, Videocon Industries Limited, Crompton Greaves Limited, Housing Development and Infrastructure Limited, Reliance Infratel Limited. He is member of Audit Committee of Reliance Life Insurance Company Limited, Reliance General Insurance Company Limited and Reliance Communications Infrastructure Limited. He is also member of the Investors Grievances Committee of the Company.

Shri Deepak Shourie

Shri Deepak Shourie, Director (60) is Bachelor of Arts in Economics with Honours and has more than 39 years' exposure with an emphasis on media, consumer goods, and corporate affairs.

He is on the Board of Indian Broadcasting Foundation. He was the Executive Vice President and Managing Director of Discovery Communications of India.

Shri A. K. Purwar

Shri A. K. Purwar, Director (63) was the former Chairman and Managing Director of State Bank of India (SBI). He was also former Managing Director of State Bank of Patiala. He is graduated in Commerce and Diploma in Business Administration. Under his leadership, the State Bank of India had taken giant strides in technological innovations, all the 13800+ branches of the SBI were fully computerized by 2004.

He is also Director of Vardhman Textiles Limited, Jindal Steel & Power Limited, Deccan Infrastructure and Land Holdings Limited, Apollo Tyres Limited, Engineers India Limited, IL&FS Renewable Energy Limited and India Infoline Limited. Shri Purwar has been associated with a number of prestigious academic institutions, committees set up by various State and Central Governments and international institutions.

9. **Insurance coverage**

   The Company has obtained Directors and Officers liability insurance coverage in respect of any legal action that might be initiated against directors.

II. **Audit Committee**

   In terms of Clause 49 of the listing agreement as well as Section 292A of the Companies Act, 1956, the Board has constituted Audit Committee of the Board of Directors at its meeting held on 8th February, 2006. At present, the Committee consists of all the four independent non- executive directors of the Company. viz; Shri S. P. Talwar, Prof. J. Ramachandran, Shri Deepak Shourie and Shri A. K. Purwar.

   In terms of the policy of rotating the chairman of the Committees of the Board of Directors of the Company, Shri S. P. Talwar is appointed as the Chairman of the Audit Committee on 31st March, 2009. Prof. J. Ramchandranan was the Chairman of the Audit Committee till 31st March, 2009. Shri S. P. Talwar has wide experience on accounting, financial, business policies and taxation issues. All other members of the Committee are financially literate.

   The Audit Committee, inter alia advises the management on the areas where systems, processes, measures for controlling and monitoring revenue assurance, internal audit can be improved. The minutes of the meetings of the Audit Committee are placed before the Board. The terms of reference of the Audit Committee are in accordance with all the items listed in Clause 49(II)(D) and (E) of the listing agreement as follows:

   i. Overseeing of the Company's financial reporting process and the disclosure of its financial information to ensure that the financial information is correct, sufficient and credible;
   ii. Recommending the appointment, reappointment and replacement/removal of statutory auditor and fixation of audit fee;
   iii. Approving payment for any other services by statutory auditors;
   iv. Reviewing with management the annual financial statements before submission to the Board, focusing primarily on;
      a. Matters required to be included in the Director's Responsibility Statement included in the report of the Board of Directors
      b. Any changes in accounting policies and practices and reasons thereof
      c. Major accounting entries based on exercise of judgment by management
      d. Qualifications in draft audit report
      e. Significant adjustments arising out of audit
      f. Compliance with listing and other legal requirements concerning financial statements
      g. Disclosure of related party transactions
   v. Reviewing with the management the quarterly financial statements before submission to the Board for approval;
   vi. Reviewing with the management, the statement of uses / application of funds raised through an issue (public issue, rights issue, preferential issue, etc.), the statement of funds utilised for purposes other than those stated in the offer document/prospectus/notice and the report submitted by the monitoring agency monitoring the utilisation of proceeds of a public or right issue, and making appropriate recommendations to the Board to take up steps in this matter;
   vii. Reviewing with the management, the performance of the external and internal auditors, the adequacy of internal control systems;
   viii. Reviewing the adequacy of internal audit function, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit;
   ix. Discussion with internal auditors on any significant findings and follow up thereon;
   x. Reviewing the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the board;
   xi. Discussion with statutory auditors before the audit commences about nature and scope of audit as well as post-audit discussion to ascertain any area of concern;
   xii. To look into the reasons for substantial defaults in the payment to the depositors, debentureholders, shareholders (in case of non-payment of declared dividends) and creditors;
   xiii. To review the functioning of the Whistle Blower mechanism;
   xiv. Carrying out all other functions as is mentioned in the terms of reference of the Audit committee;
   xv. Review the following information:
      a. Management Discussion and Analysis of Financial Condition and Results of Operations
      b. Internal audit reports relating to internal control weaknesses
      c. Management letters / letters of internal control weaknesses issued by statutory / internal auditors

d. Statement of significant related party transactions and

e. The appointment, removal and terms of remuneration of the Chief internal auditor.

The Audit Committee has the following powers:

i. to investigate any activity within its terms of reference;
ii. to seek any information from any employee;
iii. to obtain outside legal and professional advice;
iv. to secure attendance of outsiders with relevant expertise, if it considers necessary.

Attendance at the meetings of the Audit Committee held during 2008-2009.

The Audit Committee held its meetings on 29th April, 2008, 31st July, 2008, 13th September, 2008, 31st October, 2008, 23rd January, 2009 and 31st March, 2009. The maximum gap between any two meetings was 92 days and the minimum gap was 43 days.

Members	Number of Meetings held during the tenure	Number of Meetings attended
Shri S. P. Talwar	6	6
Prof. J. Ramachandran	6	6
Shri Deepak Shourie	6	4
Shri A. K. Purwar	6	6

The Chairman of the Audit Committee was present at the last AGM.

The meetings considered all the points in terms of its reference at periodic intervals.

Shri Hasit Shukla, Company Secretary acts as the Secretary to the Audit Committee.

III. **Nomination / Remuneration Committee**

The Nomination/Remuneration Committee of the Board is constituted to formulate from time to time (a) process for selection and appointment of new directors and succession plans and (b) recommend to the Board from time to time, a compensation structure for directors and the manager. Presently, the Company has no executive director.

The Nomination/Remuneration Committee comprises of five directors i.e. Prof. J. Ramachandran, Shri Anil D. Ambani, Shri S. P. Talwar, Shri Deepak Shourie and Shri A. K. Purwar. In terms of the policy of rotating the chairman of the Committees of the Board of Directors of the Company, Prof. J. Ramachandran was appointed as the Chairman of the Nomination / Remuneration Committee on 30th April, 2009. Shri S. P. Talwar was the Chairman of the Nomination/ Remuneration Committee till 30th April, 2009. During the year, the Nomination/Remuneration Committee met once on 31st July, 2008.

Members	Number of Meeting held during the Year	Number of Meeting attended
Prof. J. Ramachandran	1	1
Shri Anil D. Ambani	1	1
Shri S. P. Talwar	1	1
Shri Deepak Shourie	1	1
Shri A. K. Purwar	1	1

Shri Hasit Shukla, Company Secretary acts as the Secretary to the nomination/remuneration Committee.

Equity shares held by directors

Number of equity shares held by the non-executive directors in the Company as on 31st March, 2009 are as follows:

Name of Director	No. of equity shares held
Shri Anil D. Ambani	18,59,171
Prof. J. Ramachandran	698
Shri S. P. Talwar	Nil
Shri Deepak Shourie	Nil
Shri A. K. Purwar	Nil

Managerial remuneration policy

The Nomination/Remuneration Committee determines and recommends to the Board, the compensation of the Directors and the Manager. The key components of the Company's Remuneration Policy are:

- Compensation will be a major driver of performance.
- Compensation will be competitive and benchmarked with a select group of companies from the service sector.
- Compensation will be transparent, fair and simple to administer.
- Compensation will be fully legal and tax compliant.

The Members had, through Postal Ballot on 31st March, 2006, subject to approval and permissions as may be required, approved payment of commissions to non executive directors, who are not in the full time employment, upto the limits laid down under the provisions of Section 309(4) of the Companies Act, 1956, computed in the manner specified in the Act or such other limit as approved by the Central Government, for a period of 5 years from the financial year commencing 1st April, 2006. The Company had obtained approval from the Central Government for payment of commission to non executive directors upto a limit of 3% of the profits of the Company each year for a period of 5 years from the financial year commencing 1st April, 2006.

The Board of Directors based on recommendation of Nomination/ Remuneration Committee at their meeting held on 31st July, 2008 had approved payment of commission of Rs.30.60 crore to the Non Executive Directors of the Company for the year ended 31st March, 2008 based on various parameters, which was paid during the year 2008-09.

Criteria for making payments to non-executive directors

The remuneration to non executive directors is benchmarked with the relevant market and performance oriented balanced between financial and sectored market comparative scales, aligned to Corporate goals, role assumed and number of meetings attended.

Details of Sitting fees and Commission paid during the year ended 31st March, 2009:

Name of Director	Commission* (Rs. Lakh)	Sitting Fee (Rs. Lakh)
Shri Anil D. Ambani	3000.00	2.20
Prof. J. Ramachandran	15.00	3.40
Shri S. P. Talwar	15.00	3.60
Shri Deepak Shourie	15.00	2.40
Shri A. K. Purwar	15.00	3.40

* Commission paid for the year commencing 1st April, 2007 to 31st March, 2008.

There were no other pecuniary relationships or transactions of non-executive directors vis-à-vis the Company.

All directors, being non executive, are paid sitting fees for attending the meetings of the Board and its committees.

The independent directors are also proposed to be remunerated by way of Commission of Rs.15.00 lac each for the year ended 31st March, 2009 as approved by the Nomination/Remuneration Committee and the Board of Directors of the Company at their meeting held on 8th August, 2009.

Shri Anil D. Ambani has not taken commission for the year 2008-09.

IV. **Shareholders'/ Investors' Grievances Committee**

The Shareholders'/ Investors' Grievances Committee comprising Shri A. K.Purwar, Shri Anil D. Ambani, Shri S. P. Talwar, Prof. J. Ramachandran and Shri Deepak Shourie. In terms of the policy of rotating the chairman of the Committees of the Board of Directors of the Company. Shri A. K. Purwar was appointed as the Chariman of the Shareholders / Investors' Grievances Committee on 30th April, 2009. Shri Deepak Shourie was the Chairman of the Shareholders'/Investors' Grievances Committee till 30th April, 2009.

The Committee deals with matters relating to transfer/ transmission of shares, issue of duplicate share certificates, review of shares dematerialised and all other related matters. The Committee also monitors redressal of investors' grievances. Particulars of investors grievances received and redressed are furnished in the Investor Information Section of this Report.

During the year, the Shareholders'/ Investors' Grievances Committee held its meetings on 29th April, 2008, 31st July, 2008, 30th September, 2008, 31st October, 2008 and 23rd January, 2009. The maximum gap between any two meetings was 92 days and the minimum gap was 30 days.

Members	Number of Meetings held during the Year	Number of Meetings attended
Shri A. K. Purwar	5	5
Shri Anil D. Ambani	5	5
Prof. J. Ramachandran	5	5
Shri S. P. Talwar	5	5
Shri Deepak Shourie	5	3

The meeting considered all the points in terms of its reference at periodic intervals.

Shri Hasit Shukla, Company Secretary acts as the Secretary to the Shareholders'/ Investors' Grievances Committee. He also acts as the Compliance officer of the Company.

The total number of complaints received and replied to the satisfaction of shareholders during the year under review were 454. There were no complaints pending as on 31st March, 2009. The details of period take on transfer of shares and nature of complaints are furnished in the investor information section of this annual report.

V. **Employees Stock Option Scheme (ESOS) Compensation Committee**

The ESOS Compensation Committee comprises of four independent directors i.e. Shri S. P. Talwar as the Chairman, Prof. J. Ramachandran, Shri Deepak Shourie and Shri A. K. Purwar as members. Shri Hasit Shukla, Company Secretary acts as the Secretary to the ESOS Compensation Committee.

No meeting of the ESOS Compensation Committee was held during the year.

VI. **Employee Stock Option Scheme**

In order to share the growth in value and reward with employees for having participated in the unprecedented success of the Company, our Employee Stock Option Scheme (the Scheme) has been implemented by the Company with three Tier Model being Founders Club, Pioneers Club and Growth Club to the eligible employees based on specified criteria, under Employee Stock Option Plans.

The Plans are prepared in due compliance of Scheme, Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and other applicable laws. The Options will vest at the end of one year from the date of Grant and shall be eligible for exercise up to a period of nine years from the date of Vesting under the Plans.

VII. **General Body Meetings**

The Company held its last three Annual General Meetings as under:

Year	Location	Date	Time	Whether Special Resolution passed or not
2005 (9 months)	4th Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021	24th January, 2006	3.00 p.m.	No
2006-2007 (15 months)	Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020	17th July, 2007	11.00 a.m.	No
2007-2008	Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020.	30th September, 2008	11.00 a.m.	No

VIII. **Postal Ballot**

During the year, the Company had not passed any resolution by conducting Postal Ballot. At the ensuing Annual General Meeting also, there is no resolution which is proposed to be passed by postal ballot.

The Company had conducted postal ballot on 28th May, 2009 as required under the Companies (Passing of Resolution by Postal Ballot) Rules, 2001. Shri Anil Lohia, Chartered Accountant was appointed as the Scrutinizer for overseeing Postal Ballot process. The following resolution was passed with requisite majority:

Date of declaration of the result of postal ballot	Particulars of special resolution	Percentage of votes cast in favour of resolution
2nd July, 2009	Enabling resoultion authorising the Board of Directors of the Company to also issue equity related Security to Qualified Institutional Investors	97.19

The Company had complied with the procedures for Postal Ballot in terms of the provision of Section 192A of the Companies Act, 1956 as well as Companies (Passing of Resolution by Postal Ballot) Rules, 2001 and amendments thereto from time to time.

IX. **Means of communication**

Information like quarterly financial results and media releases on significant developments in the Company as also presentations that have been made from time to time to the media, institutional investors and analysts are hosted on the Company's web site and has also been submitted to the stock exchanges on which the Company's equity shares, GDR and FCCBs are listed, to enable them to put them on their own web sites. The Company has published its Financial Results in The Financial Express (English) all India Edition and Navshakti (Marathi).

X **EDIFAR / Corporate Filing**

As per the requirements of clauses 51 and 52 of the listing agreement with the stock exchanges, all the data relating to quarterly financial results, shareholding pattern, quarterly report on Corporate Governance etc. are being electronically filed on www.corpfiling.co.in in addition to the filling the same with the Stock Exchanges within the timeframe prescribed in this regard. However, the Company has also filed the above data through electronic data information filing and retrieval (EDIFAR), website of SEBI (www.sebiedifar.nic.in).

XI. **Compliance with other mandatory requirements**

1. **Management Discussion and Analysis**

A Management Discussion and Analysis Report forms part of this Annual Report and includes discussions on various matters specified under Clause 49(IV)(F) of the listing agreement.

2. **Subsidiaries**

The Company does not have any material non-listed Indian subsidiary company. However, keeping in view of best governance practices, the independent directors of the Company, have also been appointed on the Board of Reliance Infratel Limited and Reliance Communications Infrastructure Limited, subsidiaries of the Company. The minutes of the meetings of the board of directors of subsidiary companies are placed before the meeting of board of directors of the Company and the attention of the directors is drawn to all significant transactions and arrangements entered into by the subsidiary companies.

3. **Disclosures**

a. **Disclosures on materially significant related party transactions that may have a potential conflict of interest with the interests of Company at large**

During the year 2008-09, no transactions of material nature had been entered into by the Company with the Promoters or Directors or Management, their subsidiaries or their relatives that may have a potential conflict with interest of the Company. We have disclosed the related party transactions with the subsidiary companies and others in Notes to Accounts.

b. **Details of non-compliance by the Company, penalties and strictures imposed on the Company by Stock Exchange or SEBI or any statutory authority, or any matter related to Capital Markets, during the last three year**

The Company has complied with all the requirements of the Stock Exchange or SEBI on matters related to Capital Markets, as applicable from time to time.

c. **Disclosure of accounting treatment**

In the preparation of financial statements, the Company has followed the Accounting Standards as prescribed under Companies (Accounting Standards) Rules, 2006, as applicable.

d. **Disclosures on risk management**

The Company has laid down Risk Management Policy defining Risk profiles involving Strategic, Technological, Operational, Financial, Organisational, Legal and Regulatory risks within well defined framework. The Risk Management Policy shall act as an enabler of growth for the Company by helping its businesses to identify the inherent risks, continuously assess/ evaluate and monitor these risks and undertake effective steps to manage these risks. The Board and Audit Committee periodically reviews the business related risks.

e. **Code of conduct**

The Company has adopted the code of conduct and ethics for directors and senior management. The code has been circulated to all the members of the board and senior management and the same has been put on the Company's website www.rcom.co.in. The board members and senior management have affirmed their compliance with the code and a declaration signed by the Manager of the Company appointed in terms of the Companies Act, 1956 (i.e. the CEO within the meaning of Clause 49-V of the listing agreement) is given below:

"It is hereby declared that the Company has obtained from all members of the board and senior management affirmation that they have complied with the code of conduct for directors and senior management of the Company for the year 2008-09."

Hasit Shukla
Manager

f. **CEO/CFO certification**

Shri Hasit Shukla has also been appointed as the Chief Executive Officer (CEO) of the Company. A certificate from the CEO and CFO was placed before the Board.

g. **Review of Directors' responsibility statement**

The Board in its report have confirmed that the financial accounts for the year ended 31st March, 2009 have been prepared as per applicable accounting standards and policies and that sufficient care has been taken for maintaining adequate accounting records.

XII. **Policy on insider trading**

The Company has formulated a Code of Conduct for Prevention of Insider Trading (Code) in accordance with the guidelines specified under the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992. The Board has appointed Shri Hasit Shukla, Company Secretary as the Compliance Officer under the Code responsible for complying with the procedures, monitoring adherence to the rules for the preservation of price sensitive information, pre-clearance of trade, monitoring of trades and implementation of the Code of Conduct under the overall supervision of the Board. The Company's Code, inter alia, prohibits purchase and/or sale of shares of the Company by an insider, while in possession of unpublished Price Sensitive Information in relation to the Company during certain prohibited periods. The Company's updated Code is available on the Company's website.

XIII. **Compliance with non-mandatory requirements**

1. **Tenure of independent directors on the Board**

The tenure of independent directors on the Board of the Company shall not exceed nine years in aggregate.

2. **Nomination / Remuneration Committee**

The Board has set up a Nomination / Remuneration Committee, details whereof are furnished at Sr. No. III of this report.

3. **Shareholder rights**

The quarterly financial results including summary of significant events of relevant period of three months are published in newspapers and hosted on the website of the Company.

4. **Audit qualifications**

Strategic decisions were taken during the year resulting in unqualified financial statements of the Company.

5. **Training of board members**

A programme has been devised to train board members in the business model of the Company, risk profile of the business parameters and their responsibilities as directors.

6. **Whistle blower policy**

The Company has formulated a policy to prohibit managerial personnel from taking adverse action against employees, who are disclosing in good faith alleged wrongful conduct on matters of public concern involving violation of any law, mismanagement, gross waste or misappropriation of public funds, substantial and specific danger to public health and safety or an abuse of authority. The policy also lays down the mechanism for making enquiry in to whistle blower complaint received by the Company.

Employees aware of any alleged wrongful conduct are encouraged to make a disclosure to the audit committee. Employees knowingly making false allegations of alleged wrongful conduct to the audit committee shall be subject to disciplinary action. No personnel of the company have been denied access to the grievance redressal mechanism of the Company.

XIII. **General shareholder information**

The mandatory and various additional information of interest to investors are voluntarily furnished in a separate section on investor information in this annual report.

Auditor's certificate on corporate governance

The Auditors certificate on compliance of Clause 49 of the listing agreement relating to corporate governance is published elsewhere in this report.

Review of governance practices

We have in this report attempted to present the governance practices and principles being followed at Reliance Communications, as evolved over a period, and as best suited to the needs of our business and stakeholders.

Our disclosures and governance practices are continually revisited, reviewed and revised to respond to the dynamic needs of our business and ensure that our standards are at par with the globally recognised practices of governance, so as to meet the expectations of all our stakeholders.

Investor Information

Annual General Meeting

The Fifth Annual General Meeting of the Company will be held on Tuesday, the 22nd September, 2009 at 11.00 a.m. at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Marine Lines, Mumbai 400 020.

Financial year of the Company

The financial year of the Company is from 1st April to 31st March each year.

Website

The website of the Company www.rcom.co.in contains a section about Investor Relations and Media Section. It carries comprehensive database of information of interest to our investors including on the financial results of the Company, dividends declared by the Company, any price sensitive information disclosed to the regulatory authorities from time to time, business activities of the Company and the services rendered / facilities extended by the Company to our investors.

Dedicated email id for investors

For the convenience of our investors, the Company has designated an exclusive email id for investors i.e. RCOM.investors@relianceada.com.

Compliance Officer

Shri Hasit Shukla, Company Secretary is the Compliance Officer of the Company.

Registrar and Transfer Agent (RTA)

M/s Karvy Computershare Private Limited
Unit: Reliance Communications Limited
Plot No. 17-24, Vittal Rao Nagar
Madhapur
Hyderabad 500 081

Investor Helpdesk

Toll free no (India)	: 1800 4250 999
Telephone No	: +91 40 2342 0815-8025
Fax No	: +91 40 2342 0859
Email	: rcom@karvy.com
Post your request	: http://kcpl.karvy.com/adag

Investor Information

Shareholders/Investors are requested to forward share transfer documents, dematerialisation requests (through their respective Depository Participant) and other related correspondence directly to M/s. Karvy Computershare Private Limited at the above address for speedy response.

Dividend announcement

The Board of Directors of the Company has paid Interim dividend of Re. 0.80 per Equity Share of Rs.5 each i.e. 16% for the financial year ended 31st March, 2009. The Board has proposed to confirm said Interim Dividend as final dividend.

Book closure dates for the purpose of AGM

The Register of Members and Share Transfer Books of the Company will remain closed from Friday, the 18th September, 2009 to Tuesday, 22nd September, 2009 (both days inclusive) for the purpose of AGM.

Dividend payment for the year 2008-09

The Company has paid interim dividend of Re.0.80 per equity share of Rs.5/- each on 6th August, 2009 and same is to be treated as final dividend.

Unclaimed dividend

Dividend for the financial year ended 31st March, 2007 declared on 17th July, 2007, which remain unpaid or unclaimed for a period of 7 years (upto 16th August, 2014) and financial year ended 31st March, 2008 declared on 30th September, 2008, which remain unpaid or unclaimed for a period of 7 years (upto 29th October, 2015) will be transferred by the Company to Investor Education and Protection Fund (IEPF). Members who have not so far encashed dividend warrant for the aforesaid years are requested to seek issue of duplicate warrant by writing to the Company's Registrar and Transfer Agent, M/s. Karvy Computershare Private Limited, immediately. Members are requested to note that no claims shall lie against the Company or the IEPF in respect of any amounts which were unclaimed and unpaid for a period of seven years from the date that it first became due for payment and no payment shall be made in respect of any such claim.

Direct deposit of dividend (electronic clearing service)

Members desirous of receiving dividend by direct electronic deposit to their bank account may authorise the Company with their mandate. For details, kindly write to the Registrar and Transfer Agent at the address mentioned above or you may visit the Investor Relations Section at our website: www.rcom.co.in.

Bank details for physical shareholdings

In order to provide protection against fraudulent encashment of dividend warrants, Members are requested to provide, if not provided earlier, their bank account numbers, bank account type, names and addresses of bank branches, quoting folio numbers, to the Registrar and Transfer Agent of the Company to enable them to incorporate the same on their dividend warrants. This is a mandatory requirement in terms of Securities and Exchange Board of India (SEBI) circular No. No.D&CC/FITTC/CIR-04/2001 dated 13th November, 2001.

Bank details for electronic shareholdings

While opening Accounts with Depository Participants (DPs), you may have given your Bank Accounts details, which will be used by the Company for printing on dividend warrants for remittance of dividend. SEBI vide its circular No. DCC/FITTCIR-3/2001 dated 15th October, 2001 has advised that all companies should mandatorily use Electronic Clearing Service (ECS) facility, wherever available. SEBI has also, vide its circular dated 13th November, 2001 referred to above, advised companies to mandatorily print the Bank Account details furnished by the Depositories, on the dividend warrants. This ensures that the dividend warrants, even if lost or stolen, cannot be used for any purpose other than for depositing the monies in the Account specified on the dividend warrants and ensures safety for the investors. However, members who wish to receive dividend in an Account other than the one specified while opening the Depository Account, may notify their DPs about any change in Bank Account Details. Members are requested to furnish complete details of their Bank Accounts including MICR codes of their Banks to their DPs.

Nomination facility

Individual shareholders holding physical shares can nominate any person/s for the shares held by them. This will save the nominee from going through the lengthy process of getting the shares later on transmitted to his/her name. For further details, shareholders may write to the Registrar and Share Transfer Agent of the Company or visit the Investor Relations section at our website : www.rcom.co.in.

Share transfer system

Shareholders / Investors are requested to send share transfer related documents directly to our Registrar and Transfer Agent whose address is given elsewhere in this report. The Board has delegated powers to the executives of the Company and RTA to approve transfers/transmission / dematerialisation / rematerialisation. If the transfer documents are in order, the transfer of shares is registered within 7 days of receipt of transfer documents by our RTA.

Odd lot shares scheme for small shareholders

In view of the difficulty experienced by the shareholders of the Company in selling their odd lot shares in the stock market and to mitigate the hardships caused to them, Reliance Anil Dhirubhai Ambani Group has framed a scheme for the purchase and disposal of odd lot equity shares at the prevailing market price. The scheme has been launched and is available to the shareholders of Reliance Communications Limited, who hold upto 49 shares in physical form. The shareholders who wish to avail the above facility can contact the Registrar and Transfer Agent of the Company.

Group coming within the definition of group as defined in the Monopolies and Restrictive Trade Practices Act, 1969 (54 of 1969)

The following persons constitute the Group coming within the definition of "Group" as defined in the Monopolies and Restrictive Trade Practices Act, 1969 (54 of 1969), which exercises, or is established to be in a position to exercise, control, directly or indirectly, over the Company.

Shri Anil Dhirubhai Ambani
Smt. Tina A. Ambani
Smt. Kokila D. Ambani
Master Jai Anmol Ambani
Master Jai Anshul Ambani
Reliance Innoventures Private Limited
AAA Enterprises Private Limited
AAA Communication Private Limited
AAA Project Ventures Private Limited
AAA Power Systems (Global) Private Limited
Telecom Infrastructure Finance Private Limited
Reliance General Insurance Company Limited
Sonata Investments Limited
Reliance Limited
Reliance India Private Limited
AAA Pivotal Enterprises Private Limited
AAA Infrastructure Consulting and Engineers Private Limited
K.D. Ambani Trust

Investor Information

AAA Entertainment Private Limited
AAA Industries Private Limited
Reliance Enterprises and Ventures Private Limited
AAA Global Ventures Private Limited
Ambani Industries Private Limited
Solaris Information Technologies Private Limited
AAA & Sons Enterprises Private Limited
AAA International Capital Private Limited
Ambani International Private Limited
AAA Business Machines Private Limited
Reliance Big Private Limited
ADA Enterprises and Ventures Private Limited
ADAE Global Private Limited
Ikosel Investments Limited
Reliance Anil Dhirubhai Ambani Group (UK) Private Limited
Reliance Anil Dhirubhai Ambani Investments (UK) Limited
Serbus Asia Private Limited
Millsfield Enterprises Limited
Tareson Company Limited
Adlabs Films Limited
Reliance Infrastructure Limited
Reliance Capital Limited
Reliance Natural Resources Limited
Reliance Power Limited
Rosa Power Supply Company Limited
Sasan Power Limited
Maharashtra Energy Generation Limited
Vidarbha Industries Power Limited
Chitrangi Power Private Limited
Siyom Hydro Power Private Limited
Tato Hydro Power Private Limited
Urthing Sobla Hydro Power Private Limited
Kalai Power Private Limited
Coastal Andhra Power Limited
Maharashtra Energy Generation Infrastructure Limited
Coastal Andhra Power Infrastructure Limited
Sasan Power Infrastructure Limited
Sasan Power Infraventures Private Limited
Reliance Coal Resources Private Limited
Reliance Power Transmission Limited
Reliance Energy Generation Limited
Reliance Goa and Samalkot Power Limited
Reliance Energy Limited
Reliance Infraventures Limited
Reliance Property Developers Limited
Reliance Net Limited
AAA Infrastructure Finance Management Private Limited
AAA Corporation Private Limited
AAA Facilities Solution Private Limited
AAA Cap Advisory Services Private Limited
AAA Finance Management Private Limited
AAA Project Finance Management Private Limited
ADA Enterprises & Ventures Private Limited
AAA Resources Private Limited
AAA Advisory Services Private Limited
AAA Home Entertainment Services Private Limited
AAA Infra Advising Services Private Limited
AAA Advertisement Private Limited
AAA Infrastructure Investments Private Limited
AAA Enterprises and Ventures Private Limited
AAA Telecom Holdings Private Limited
Shreenathji Krupa Project Management Private Limited
Shreeji Krupa Endeavour Management Private Limited
Reliance Big Entertainment Private Limited
Big Flicks Private Limited
Big Animation (India) Private Limited
Jump Games Private Limited
Zapak Digital Entertainment Limited
Reliance Big Broadcasting Private Limited
Reliance Big News Private Limited
AAA Infrastructure Solutions Private Limited
ND's Art World Private Limited
Reliance Entertainment Ventures Private Limited
Gaylord Investments and Trading Private Limited
Fidelity Shares and Securities Private Limited
Guruvas Textiles Private Limited
Hansdhwani Trading Company Private Limited
KDA Enterprises Private Limited
BSES Kerala Power Limited
Reliance Land Private Limited
Reliance Futura Limited
Reliance Prima Limited
Quadro Mercantile Private Limited
Trans-Pacific Advisory Services Private Limited
Whitehills Corporate Services Private Limited.
Sevenstar Corporate Services Private Limited
AAA Digital Imaging Private Limited
Reliance ADA Group Trustees Private Limited

The above disclosure has been made, inter alia, for the purpose of Regulation 3(1)(e) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

Shareholding pattern

Sr. No.	Category	As on 31.03.2009 No. of shares	%	As on 31.03.2008 No. of shares	%
1.	Promoters	1389861060	67.34	1364811060	66.12
2.	Foreign holdings				
	A. Foreign holdings - GDRs	45123561	2.19	52586084	2.55
	B. Direct By Foreign Companies	281704	0.01	281087	0.01
	C. Individual and Others	13175933	0.64	12640008	0.61
	D. Foreign Institutional Investors	152580857	7.39	205377423	9.95
	Sub-Total	**211162055**	**10.23**	270884602	13.12
3.	Public Financial/ Development Institutions and Central and State Government owned Institutions holdings	197613884	9.57	160914407	7.80
4.	Bank and Mutual Funds	50917674	2.47	66331035	3.21
5.	General Public	214472208	10.39	201085777	9.75
	Total	**2064026881**	**100.00**	2064026881	100.00

Investor Information

Notes:

a. During the year, the Company had repurchased and cancelled 350 Foreign Currency Convertible Bonds of US$ 1,00,000 each issued by the Company. After 31st March, 2009, Company has repurchased and cancelled 297 Foreign Currency Convertible Bonds of US$ 1,00,000 each issued by the Company. The outstanding Foreign Currency Convertible Bonds issued by the Company, if converted into the Equity Shares of the Company, would result in increase to the paid up Equity Share Capital of the Company by 8,91,38,991 Equity Shares each of Rs.5/-.

b. The Company has granted 1,32,17,975 options exercisable into equal number of fully paid up Equity Shares of the Company to the Eligible employees under ESOS Plan 2009.

Distribution of shareholding

Number of Shares	Number of Shareholders as on 31.03.2009		Total Shares as on 31.03.2009		Number of Shareholders as on 31.03.2008		Total Shares as on 31.03.2008	
	Number	%	Number	%	Number	%	Number	%
Upto 500	2106667	97.20	137363545	6.66	2003690	97.22	127354949	6.17
501 to 5000	58015	2.67	64755953	3.14	54492	2.64	61277222	2.97
5001 to 100000	2393	0.11	38370471	1.85	2440	0.12	42107779	2.04
100001 and above	331	0. 02	1823536912	88.35	464	0.02	1833286931	88.82
Total	**2167406**	**100.00**	**2064026881**	**100.00**	2061086	100.00	2064026881	100.00

Investors' grievances attended

Received from	Received during		Redressed during		Pending as on	
	2008-2009	2007-2008	**2008-2009**	2007-2008	**31.3.2009**	31.3.2008
SEBI	23	4	23	4	Nil	Nil
Stock Exchanges	28	17	28	17	Nil	Nil
NSDL/CDSL	9	15	9	15	Nil	Nil
Direct from investors	394	513	394	513	Nil	Nil
Total	**454**	549	**454**	549	**Nil**	Nil

Analysis of grievances

	2008-2009		2007-2008	
	Numbers	**Percentage**	Numbers	Percentage
Non Receipt of Annual Reports	10	2.20	22	4.01
Non-receipt of dividend warrants	386	85.03	416	75.77
Non credit of shares	3	0.66	0	0
Non-receipt of share certificates	55	12.11	111	20.22
Others	0	0	0	0
Total	**454**	**100.00**	549	100.00

There were no complaints pending as on 31st March, 2009.

Investor's queries/ grievances are normally attended within a period of three days from the date of receipt thereof, except in cases involving external agencies or compliance with longer procedural requirements specified by the authorities concerned. The queries and grievances received correspond to 0.020 % of the number of members.

Legal proceedings

There are certain pending cases relating to disputes over title to shares, in which the Company is made a party. These cases are however not of material in nature.

Dematerialisation of shares

The Company has admitted its shares to the depository system of National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) for dematerialisation of Shares. The International Securities Identification Number (ISIN) allotted to the Company is INE 330H01018. The equity shares of the Company are compulsorily traded in dematerialised form as mandated by SEBI.

Out of total 206,40,26,881 equity shares, 200,87,02,564 equity shares constituting 97.32% of total equity share capital are held in dematerialized form with NSDL and CDSL as on 31st March, 2009.

Investor Information

Electronic holdings			Physical holdings				Total	
No. of Beneficial Owners	No. of Shares	%	No. of Folios	No. of Shares	%	No. of Shareholders	No. of Shares	%
1210734	2008702564	97.32	956672	55324317	2.68	2167406	2064026881	100.00

The Company's equity shares are actively traded on the Indian Stock Exchanges.


CDSL
2.70%
Physical
2.68%
NSDL
92.62%

Equity capital build up

Sr. No.	Date	Particulars	Issue Price(Rs.)	No. of Shares	Cumulative (No. of Shares)
1	16.07.2004	Allotted upon Incorporation	10	10000	10000
2	25.07.2005	Additional issue of shares	10	40000	50000
3	11.08.2005	Sub division equity shares of Rs.10 into Rs.5 per share	N.A.	100000	100000
4	27.01.2006	Allotment pursuant to Scheme of Arrangement	N.A	1223130422	1223230422
5	27.01.2006	Cancelled pursuant to scheme	N.A	(100000)	1223130422
6	14.09.2006	Allotment pursuant to Scheme of Arrangement	N.A	821484568	2044614990
7	18.10.2007 to 31.01.2008	Conversion of FCCBs	480.68/ 661.23	19411891*	2064026881

* Of above 667,090 shares were converted @ Rs. 661.23 on 31-10-2007

Stock exchange listings

The Company's equity shares are actively traded on the Indian Stock Exchanges.

A. **Stock exchanges on which the shares of the Company are listed**

1. National Stock Exchange of India Limited (NSE)
Exchange Plaza, Plot no. C/1, G Block,
Bandra-Kurla Complex, Bandra (East), Mumbai 400 051
Telephone : +91 22 2659 8235 / 8236 / 8100 - 8114
Fax : +91 22 2659 8237 - 38
e-mail : cmlist@nse.co.in
Website : www.nseindia.com

2. Bombay Stock Exchange Limited (BSE)
Phiroze Jeejeebhoy Towers, Dalal Street, Fort,
Mumbai 400 001
Telephone : +91 22 2272 1233 - 34
Fax : +91 22 2272 1919
e-mail : corp.relations@bseindia.com
Website : www.bseindia.com

B. **GDRs of the Company are listed on**
Luxembourg Stock Exchange (LSE)
Société de la Bourse de Luxembourg
11, avenue de la Porte-Neuve
L-2227 Luxembourg
Telephone : +352 47 79 36 -1
Fax : +352 47 32 98
e-mail : info@bourse.lu
Website : www.bourse.lu

C. **Zero percent foreign currency convertible bonds are listed on**
Singapore Exchange Securities Trading Limited (SGX-ST)
2 Shenton Way, #19-00 SGX Centre 1
Singapore 068804
Telephone : +65 6236 8888
Fax : +65 6236 8888
Website : www.sgx.com

D. **Depository for GDR holders**

1. **Depository**
Deutsche Bank Trust
Company Americas
60, Wall Street,
New York - 10005
Telephone : +1 212 250 9100
Fax : +1 212 797 0327

2. **Custodian**
Deutsche Bank AG
Mumbai Branch
222, Kodak House,
Post Box No.1142, Fort
Mumbai - 400001

The listing fees payable to BSE and NSE for 2009-10, SGX-ST for 2009 and LSE for 2009 have been paid in full by the Company.

Investor Information

E. **Debt Securities :**

11.20% Secured Redeemable Non-Convertible Debentures of the Company are listed on the Wholesale Debt Market(WDM) Segment of BSE and NSE.

Debenture Trustees :

Axis Trustee Services Limited

Maker Towers, F Wing

6th Floor, Cuffe Parade, Colaba

Mumbai - 400 005

Telephone : +91 22 6707 1310

Fax : +91 22 2216 2467

Stock codes

	Physical	Electronic
BSE (Equity shares)	532712	INE330H01018
NSE (Equity shares)	RCOM	INE330H01018
Non convertible Debentures (BSE)	946049	INE330H07015
Non convertible Debentures (NSE)	RCOM19	INE330H07015
Singapore Stock Exchange (FCCBs US$ 1 Billion)	N.A.	XS0286677447
Singapore Stock Exchange (FCCBs US$ 0.5 Billion)	N.A.	XS0249122309

Security codes of GDRs

	Master Rule 144A GDRs	Master Regulation S GDRs
CUSIP	75945T106	75945T205
ISIN	US75945T1060	US75945T2050
Common Code	025317530	025317645

Note: The GDRs are admitted to listing on the official list of the Luxembourg Stock Exchange and trading on the Euro MTF market. The Rule 144A GDRs have been accepted for clearance and settlement through the facilities of DTC, New York. The Regulation S GDRs have been accepted for clearance and settlement through the facilities of Euroclear and Clearstream, Luxembourg. The Rule 144A GDRs have been designated as eligible for trading on PORTAL.

An Index Scrip: Equity shares of the Company are included in S & P CNX Nifty index, CNX 100, S&P CNX500 and Futures and Options trading, BSE 30, BSE 100, BSE 200, BSE 500.

Outstanding GDRs of the Company, conversion date and likely impact on equity

Outstanding GDRs as on 31st March, 2009 represent 4,51,23,561 equity shares constituting 2.19 % of the paid-up equity share capital of the Company.

Stock price and volume

	Bombay Stock Exchange			National Stock Exchange		
Month	Highest Rs.	Lowest Rs.	Volume Nos.	Highest Rs.	Lowest Rs.	Volume Nos.
April, 08	584.80	484.40	34193687	585.05	484.90	90037912
May, 08	603.75	539.05	37740388	603.65	539.45	95592471
June, 08	555.35	442.40	40157086	554.55	442.80	87236684
July, 08	525.25	389.50	60843213	525.70	389.70	155774800
August, 08	454.45	385.45	60018771	454.75	384.85	151070813
September, 08	405.25	326.30	33003937	405.35	326.40	94761464
October, 08	343.35	193.40	70102400	343.25	193.35	167393855
November, 08	255.50	182.25	81446283	250.45	182.00	177346639
December, 08	249.20	187.65	92024294	249.00	187.40	210670951
January, 09	263.75	160.15	100442061	263.80	160.30	244516695
February, 09	181.65	154.45	63476549	181.55	154.50	154998244
March, 09	183.85	133.25	65561937	183.75	132.75	177465401

Investor Information

Share Price Performance in comparison to broad based indices - BSE Sensex and NSE Nifty


20,000.00
14,000.00
8,000.00
Sensex
550
450
350
250
150
50
Share Price
Apr-08
May-08
Jun-08
Jul-08
Aug-08
Sep-08
Oct-08
Nov-08
Dec-08
Jan-09
Feb-09
Mar-09
Month
Sensex
RCOM


5,600.00
4,100.00
2,600.00
S & P CNX Nifty
550.00
450.00
350.00
250.00
150.00
50.00
Share Price
Apr-08
May-08
Jun-08
Jul-08
Aug-08
Sep-08
Oct-08
Nov-08
Dec-08
Jan-09
Feb-09
Mar-09
Month
S & P CNX Nifty
RCOM

Depository services

For guidance on depository services, shareholders may write to the Registrar and Transfer Agent (RTA) of the Company or National Securities Depository Limited, Trade World, 5th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai 400013, Telephone : +91 22 2499 4200, Fax: +91 22 2497 2993 / 2497 6351, e-mail:info@nsdl.co.in, website: www.nsdl.com or Central Depository Services (India) Limited, Phiroze Jeejeebhoy Towers, 16th Floor, Dalal Street, Mumbai 400023, Telephone: +91 22 2272 3333 Fax: +91 22 2272 3199 / 2072, website: www.cdslindia.com, email: investors@cdslindia.com.

Communication to members

The Quarterly Financial Results of the Company are announced within a month of the end of the respective quarter. The Company's Media Releases and details of significant developments are also made available on the Company's website. These are published in leading newspapers, in addition to hosting them on the Company's website: www.rcom.co.in

Secretarial audit for reconciliation of capital

The Securities and Exchange Board of India has directed vide Circular No. D&CC/ FITTC/CIR-16/2002 dated 31st December, 2002 that all issuer companies shall submit a certificate of capital integrity, reconciling the total shares held in both the depositories, viz. NSDL and CDSL and in physical form with the total issued / paid-up capital.

The said certificate, duly certified by the Chartered Accountants is submitted to the Stock Exchanges where the securities of the Company are listed within 30 days of the end of each quarter and the Certificate is also placed before the Board of Directors of the Company.

Key Financial Reporting Dates for the Financial Year (F.Y.) 2009-10

Unaudited results for the first quarter ended 30th June, 2009	:	On or before 31st July, 2009
Unaudited results for the second quarter / half year ended 30th September, 2009	:	On or before 31st October, 2009
Unaudited results for the third quarter ended 31st December, 2009	:	On or before 31st January, 2010
Audited results for the financial year 2009-10	:	On or before 30th June, 2010

Investors' correspondence may be addressed to the Compliance Officer of the Company:

Shri Hasit Shukla
President, Company Secretary and Manager

Reliance Communications Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Mumbai 400 710
Telephone : +91 22 3038 6286
Fax : +91 22 3037 6622
Email : RCOM.investors@relianceada.com

Plant locations

The Company is engaged in the business of providing telecommunications services and as such has no plant.

Auditors' Report

To

The Members of

Reliance Communications Limited

1 We have audited the attached Balance Sheet of Reliance Communications Limited ('the Company') as at 31 March 2009 and also the Profit and Loss Account and the Cash flow statement for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3 As required by the Companies (Auditor's Report) Order, 2003 ('the Order') issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956 ('the Act'), we enclose in the Annexure, a statement on the matters specified in paragraphs 4 and 5 of the said Order.

4 (a) Without qualifying our report, we draw attention to the fact that the Company has, pending filing of the Scheme of Arrangement ("the scheme") sanctioned by the Hon'ble High Court of Judicature at Mumbai, as required under section 394(3) of the Companies Act,1956 with the Registrar of Companies (RoC), given effect to the scheme with its subsidiary Reliance Infratel Limited in the financial statement as detailed in note 5(ii) in schedule Q. The Company has represented that it is reasonably certain that the scheme, post completion of the procedural formality, will be filed with the RoC in due course.

(b) Without qualifying our report, we draw attention to the fact that pursuant to the scheme of arrangement as approved by the Hon'ble High Court of Judicature at Mumbai, the Company has withdrawn from General Reserve III and credited to the Profit and Loss Account Rs 4,464.57 crores in respect of loss on account of change in foreign exchange rate relating to loans/ liabilities. Refer note 5(ii) in schedule Q.

5. Further to our comments in the Annexure referred to in the paragraph 3 above, we report that:

(a) we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

(b) in our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

(c) the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account;

(d) in our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report comply with the Accounting Standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956;

(e) on the basis of written representations received from the directors of the Company as at 31st March 2009 and taken on record by the Board of Directors, we report that none of the directors is disqualified as at 31 March 2009 from being appointed as a director of the Company under clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956; and

(f) in our opinion, and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

(i) in the case of the Balance Sheet, of the state of affairs of the Company as at 31 March 2009;

(ii) in the case of the Profit and Loss Account, of the profit of the Company for the year ended on that date; and

(iii) in the case of the Cash Flow Statement, of the cash flows of the Company for the year ended on that date.

For Chaturvedi & Shah
Chartered Accountants

C. D. Lala
Partner
Membership No: 35671

For B S R & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No: 032815

Mumbai
8 August, 2009

Annexure to the Auditors' Report - 31st March, 2009

With reference to the Annexure referred to in the Auditors' Report to the Members of Reliance Communications Limited ('the Company') on the financial statements for the year ended 31 March 2009, we report the following:

1. (a) The Company is in the process of updating its fixed asset register for certain additions made during the year and to give effect to the assets transferred on demerger of the optical fibre undertaking to a subsidiary company.

   (b) We are informed that the Company physically verifies its assets over a three year period, except for base trans-receiver stations. We are informed that these assets are under continuous operational surveillance at National Network Operating Centre and are therefore not separately physically verified. In our opinion, this periodicity of physical verification is reasonable having regard to the size of the Company and the nature of its assets. In accordance with this policy, the Company has physically verified certain fixed assets during the year.

   (c) Optical fibre cable network transferred to a subsidiary company during the year, as per the scheme sanctioned by the High Court, does not affect the going concern assumption.

2. (a) The inventory has been physically verified by management during the current year. In our opinion, the frequency of such verification is reasonable.

   (b) The procedures for the physical verification of inventories followed by management are reasonable and adequate in relation to the size of the Company and the nature of its business.

   (c) The Company is maintaining proper records of inventory. Discrepancies identified on physical verification of inventories as compared to book records were not material.

3. The Company has neither granted nor taken any loans, secured or unsecured, to or from companies, firms or other parties covered in the register maintained under section 301 of the Companies Act, 1956. Accordingly, paragraph 4(iii) of the Order is not applicable.

4. In our opinion, and according to the information and explanations given to us, and having regard to the explanation that purchases of certain items of inventories and fixed assets are for the Company's specialised requirements for which suitable alternative sources are not available to obtain comparable quotations, there is an adequate internal control system commensurate with the size of the Company and nature of its business with regard to the purchase of inventories and fixed assets and with regard to the sale of services. In our opinion, and according to the information and explanations given to us, there is no continuing failure to correct major weaknesses in the internal control system.

5. In our opinion, and according to the information and explanations given to us, there are no contracts and arrangements the particulars of which need to be entered into the register maintained under section 301 of the Companies Act, 1956.

6. The Company has not accepted any deposits from the public.

7. In our opinion, the Company has an internal audit system commensurate with the size and nature of its business.

8. We have broadly reviewed the books of account maintained by the Company pursuant to the rules prescribed by the Central Government for maintenance of cost records under section 209(1)(d) of the Companies Act, 1956 in respect of telecommunication activities and are of the opinion that prima facie, the prescribed accounts and records have been made and maintained. However, we have not made a detailed examination of the records.

9. (a) According to the information and explanations given to us and on the basis of our examination of the records of the Company, amounts deducted/accrued in the books of account in respect of undisputed statutory dues including Provident Fund, Wealth Tax, Income Tax, Service Tax, Customs Duty, Sales Tax, Entry Tax, Employees' State Insurance and other material statutory dues have been generally regularly deposited during the year by the Company with the appropriate authorities. As explained to us, the Company did not have any dues on account of Excise Duty and Investor Education and Protection Fund. There were no dues on account of cess under Section 441A of the Companies Act, 1956 since the date from which the aforesaid section comes into force has not yet been notified by the Central Government. According to the information and explanations given to us, no undisputed amounts payable in respect of Provident Fund, Wealth Tax, Income Tax, Service Tax, Customs Duty, Sales Tax, Entry Tax, Employees' State Insurance and other material statutory dues were in arrears as at 31st March 2009 for a period of more than six months from the date they became payable.

   (b) According to the information and explanations given to us, there are no dues of Income Tax, Wealth Tax, Service Tax, Customs Duty, Employees' State Insurance which have not been deposited on account of any dispute. The dues of Excise Duty, Sales Tax and Entry Tax as disclosed below have not been deposited by the Company on account of disputes.

Annexure to the Auditors' Report - 31st March, 2009

Name of the Statute	Nature of the Dues	Amount (Rs. crore)	Period to which the amount relates	Forum where dispute is pending
The Central Excise and Salt Act, 1944	Excise Duty	2.08	2002-04	Tribunal
Entry Tax Act, Uttar Pradesh	Entry Tax	0.13	2003-04	Trade Tax Tribunal, Lucknow
Trade Tax Act, Uttar Pradesh	Sales Tax	1.12	2004-05	Trade tax Tribunal, (Appeals)
		10.53	2005-06	Joint Commissioner (Appeals)
		0.24	2003-04	Trade Tax Tribunal, Lucknow
Entry Tax Act, Madhya Pradesh	Entry Tax	0.29	2002-03	Deputy Commissioner of Appeals (Commercial Taxes)
Entry Tax Act, Chhattisgarh	Entry Tax	0.09	2002-03	Deputy Commissioner of Appeals (Commercial Taxes)
Punjab VAT Act	VAT	0.01	2007-08	Deputy Commissioner (Appeals)
Entry Tax Act, Madhya Pradesh (Commercial Taxes)	Entry Tax	0.20	2003-04	Deputy Commissioner (Appeals)
Entry Tax Act, Chhattisgarh (Commercial Taxes)	Entry Tax	0.03	2003-04	Deputy Commissioner (Appeals)
Entry Tax Act, Chattisgarh	Entry Tax	0.08	2003-04	Assistant Commissioner of Commercial Taxes
Uttarakhand VAT Act	VAT	0.01	2005-06	Deputy Commissioner of Commercial Taxes
West Bengal VAT Act	VAT	1.49	2005-06	Assistant Commissioner of Commercial Taxes

10. The Company does not have any accumulated losses at the end of the financial year and has not incurred cash losses in the current financial year and in the immediately preceding financial year.
11. In our opinion and according to the information and explanations given to us, the Company has not defaulted in repayment of dues to its bankers or debenture holders or to any financial institutions.
12. According to the information and explanations given to us, the Company has not granted loans and advances on the basis of security by way of pledge of shares, debentures and other securities.
13. In our opinion and according to the information and explanations given to us, the Company is not a chit fund/ nidhi/ mutual benefit fund/ society.
14. According to the information and explanations given to us, the Company is not dealing or trading in shares, securities, debentures and other investments.
15. In our opinion and according to the information and explanations given to us, the terms and conditions on which the Company has given guarantees for loans taken by wholly owned subsidiaries from banks or financial institutions are not prejudicial to the interest of the Company.
16. In our opinion and according to the information and explanations given to us, the term loans taken by the Company have been applied for the purpose for which they were raised.
17. According to the information and explanations given to us and on an overall examination of the balance sheet of the Company, we are of the opinion that the funds raised on short-term basis have not been used for long-term investment.
18. The Company has not made any preferential allotment of shares to companies/firms/parties covered in the register maintained under Section 301 of the Companies Act, 1956.
19. According to the information and explanations given to us, the Company is in the process of creating a security in respect of debentures issued during the year.
20. The Company has not raised any money by public issues during the year.
21. According to the information and explanations given to us, no significant fraud on or by the Company, that causes a material misstatement to the financial statements, has been noticed or reported during the year.

For Chaturvedi & Shah Chartered Accountants	**For B S R & Co.** Chartered Accountants
C. D. Lala Partner Membership No: 35671	**Natrajan Ramkrishna** Partner Membership No: 032815

Mumbai
8 August, 2009

Balance Sheet as at 31st March, 2009

(Rs. in crore)

	Schedule		As at 31st March 2009		As at 31st March, 2008
SOURCES OF FUNDS					
Shareholders' Funds					
Share Capital	A	1,032.01		1,032.01	
Reserves and Surplus	B	50,658.31	**51,690.32**	23,808.02	24,840.03
Loan Funds					
Secured Loans	C	3,000.00		950.00	
Unsecured Loans	D	27,903.61	**30,903.61**	19,336.43	20,286.43
TOTAL			**82,593.93**		45,126.46
APPLICATION OF FUNDS					
Fixed Assets	E				
Gross Block		37,941.15		21,576.32	
Less: Accumulated Depreciation		6,533.38		4,688.69	
Net Block		31,407.77		16,887.63	
Capital Work-in-Progress		3,643.86	**35,051.63**	7,117.56	24,005.19
Investments	F		**31,364.75**		13,844.14
Current Assets, Loans and Advances					
Current Assets	G				
Inventories		253.14		201.22	
Sundry Debtors		1,482.22		1,093.21	
Cash and Bank Balances		535.15		192.66	
Other Current Assets		10,232.31		8,992.14	
		12,502.82		10,479.23	
Loans and Advances	H	13,040.19		8,036.06	
		25,543.01		18,515.29	
Less: Current Liabilities and Provisions	I				
Current Liabilities		5,774.74		7,207.76	
Provisions		3,590.72		4,030.40	
		9,365.46		11,238.16	
Net Current Assets			**16,177.55**		7,277.13
TOTAL			**82,593.93**		45,126.46
Significant Accounting Policies	P				
Notes on Accounts	Q				

The schedules referred to above form an integral part of the financial statements.

As per our Report of even date

For Chaturvedi & Shah
Chartered Accountants

C. D. Lala
Partner
Membership No. 35671

For B S R & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No. 032815

Mumbai
8th August, 2009

For and on behalf of the Board

Chairman — **Anil D. Ambani**

Directors — **J. Ramachandran**, **S. P. Talwar**, **Deepak Shourie**, **A. K. Purwar**

Company Secretary and Manager — **Hasit Shukla**

Profit and Loss Account for the year ended 31st March, 2009

(Rs. in crore)

	Schedule	For the year ended 31st March, 2009	For the year ended 31st March, 2008
INCOME			
Service Revenue and Other Operating Income	J	13,610.58	13,416.19
Other Income	K	84.08	10.46
		13,694.66	13,426.65
EXPENDITURE			
Access Charges, License Fees and Network Expenses	L	7,054.74	5,279.73
Payments to and Provisions for Employees	M	758.36	822.49
Provision for Commission to Non Executive Directors (net) (Refer Note 7 (i), (ii), (iii) and 14, Schedule Q)		(3.80)	19.99
Sales and General Administration Expenses	N	2,343.86	2,395.35
		10,153.16	8,517.56
Profit before Financial Charges, Depreciation, Amortisation, Exceptional Items and Adjustments		3,541.50	4,909.09
Financial Charges (net)	O	252.75	445.17
Profit before Depreciation, Amortisation, Exceptional Items and Adjustments		3,288.75	4,463.92
Depreciation and Amortisation	E	2,296.53	2,358.49
Depreciation adjusted against Provision for Business Restructuring (Refer Note 4 (v), Schedule Q)		(363.02)	(514.83)
Profit before Adjustments pursuant to Scheme of Amalgamation/ Arrangement, Tax and Exceptional Items		1,355.24	2,620.26
Exceptional Items (Refer Note 24, Schedule Q)			
Amortisation of Compensation under Employee Stock Option Scheme		7.47	16.17
Revaluation of Investments		(404.03)	-
Profit on transfer of Optic Fibre Undertaking pursuant to the Scheme of Arrangement (Refer Note 5(ii), Schedule Q)		(3,063.27)	-
Adjustments pursuant to the Scheme of Arrangement *inter alia* for demerger of Passive Infrastructure into Reliance Infratel Limited			
Passive Infrastructure Assets written off		-	3,200.74
Equivalent amount withdrawn from Reserve for Business Restructuring arising (not created) out of the said Scheme (Refer Note 4(iv), Schedule Q)		-	(3,200.74)
Adjustments pursuant to the Scheme of Amalgamation/ Arrangement *inter alia* for merger of Reliance Gateway Net Limited into the Company			
Investments in Reliance Gateway Net Limited written off		2,096.43	-
Equivalent amount withdrawn from General Reserve IV (Refer Note 5(i), Schedule Q)		(2,096.43)	-
Adjustments pursuant to the Scheme of Arrangement *inter alia* for demerger of Optic Fibre Undertaking into Reliance Infratel Limited			
Losses on account of change in exchange rate relating to loans/ liablities (net) (Refer Note 3, Schedule Q)		4,464.57	-
Equivalent amount withdrawn from General Reserve III (Refer Note 5(ii), Schedule Q)		(4,464.57)	-
Profit Before Tax		4,815.07	2,604.09
Provision for			
- Current Tax		-	2.10
- Fringe Benefit Tax		12.40	15.54
Profit After Tax		4,802.67	2,586.45
Add : Balance Brought Forward from Previous year		4,300.24	2,294.90
Amount available for Appropriations		9,102.91	4,881.35
APPROPRIATIONS			
Debenture Redemption Reserve		6.98	-
Proposed Dividend on Equity Shares		-	154.80
Interim Dividend paid on Equity Shares		165.12	-
Tax on Dividend		28.06	26.31
Transfer to General Reserve III		8,400.00	400.00
Balance carried to Balance Sheet		502.75	4,300.24
Basic and Diluted Earnings per Share of face value of Rs. 5 each before Exceptional Items (Refer Note 21, Schedule Q)			
- Basic (Rs.)		6.51	12.68
- Diluted (Rs.)		6.23	10.29
Basic and Diluted Earnings per Share of face value of Rs. 5 each after Exceptional Items (Refer Note 21, Schedule Q)			
- Basic (Rs.)		23.27	12.60
- Diluted (Rs.)		22.28	10.21
Significant Accounting Policies	P		
Notes on Accounts	Q		

The schedules referred to above form an integral part of the financial statements.

As per our Report of even date

For Chaturvedi & Shah
Chartered Accountants

C. D. Lala
Partner
Membership No. 35671

For B S R & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No. 032815

Mumbai
8th August, 2009

For and on behalf of the Board

Chairman — **Anil D. Ambani**

Directors — **J. Ramachandran**, **S. P. Talwar**, **Deepak Shourie**, **A. K. Purwar**

Company Secretary and Manager — **Hasit Shukla**

Schedules forming part of the Balance Sheet

(Rs. in crore)

		As at 31st March, 2009	As at 31st March, 2008
SCHEDULE A			
SHARE CAPITAL			
Authorised			
3,00,00,00,000	Equity Shares of Rs. 5 each	**1,500.00**	1,500.00
(3,00,00,00,000)			
		1,500.00	1,500.00
Issued, Subscribed and Paid Up			
2,06,40,26,881	Equity Shares of Rs. 5 each fully paid up	**1,032.01**	1,032.01
(2,06,40,26,881)	(Refer Note 2, Schedule Q)		
		1,032.01	1,032.01

Notes

(1) Out of the above, 1,30,81,10,172 Equity Shares (Previous year 1,30,81,10,172 Equity Shares) are held by the Holding Company, AAA Communication Private Limited and 1,15,29,001 Equity Shares (Previous year 1,15,29,001 Equity Shares) are held by the Ultimate Holding Company, Reliance Innoventures Private Limited.

(2) Equity Shares allotted in earlier years as fully paid up without payment being received in cash.

	Number of Shares
(a) Pursuant to demerger of Telecom Undertaking of Reliance Industries Limited into the Company	1,22,31,30,422
(b) Pursuant to the Scheme of Amalgamation and Arrangement involving group companies	82,14,84,568
	2,04,46,14,990

(Rs. in crore)

		As at 31st March, 2009		As at 31st March, 2008
SCHEDULE B				
RESERVES AND SURPLUS				
Capital Reserve		**0.05**		0.05
Debenture Redemption Reserve				
Transferred from Profit and Loss Account		**6.98**		-
Securities Premium Account				
As per last Balance Sheet	9,497.42		8,885.07	
Add : Refund of issue expenses of FCCBs	-		0.06	
Add : Premium payable on conversion of FCCBs (Refer Note 2 (i), Schedule Q)	-		832.39	
Add : Premium payable on conversion of FCCBs reversed	-		37.30	
Add : Premium payable on redemption of FCCBs reversed on buyback (Refer Note 2 (ii), Schedule Q)	7.68		-	
Less : Premium payable on redemption of FCCBs	333.17	**9,171.93**	257.40	9,497.42
General Reserve I (Refer Note 4 (ii), Schedule Q)		**5,538.00**		5,538.00
General Reserve II (Refer Note 4 (iii), Schedule Q)		**2,785.21**		2,785.21
General Reserve III				
As per last Balance Sheet	400.00		-	
Add : Transferred from Profit and Loss Account	8,400.00		400.00	
	8,800.00		400.00	
Less : Transferred to Profit and Loss Account for loss on account of change in exchange rates (Refer Note 3, Schedule Q)	4,464.57	**4,335.43**	-	400.00
General Reserve IV				
(Refer Note 5 (i), Schedule Q)				
As per Scheme of Amalgamation/ Arrangement (net)	29,127.29		-	
Less : Transferred to Profit and Loss Account for investment written off	2,096.43	**27,030.86**	-	-
Reserve for Business Restructuring				
As per last Balance Sheet	1,287.10		-	
As per the Scheme of Arrangement	-		4,487.84	
Less : Transferred to Profit and Loss Account (Refer Note 4(iv), Schedule Q)	-	**1,287.10**	3,200.74	1,287.10
Profit and Loss Account		**502.75**		4,300.24
		50,658.31		23,808.02

Schedules forming part of the Balance Sheet

(Rs. in crore)

	As at 31st March, 2009	As at 31st March, 2008
SCHEDULE C		
SECURED LOANS		
Debentures		
11.20 % Secured, Redeemable, Non Convertible Debentures	**3,000.00**	-
(Refer Note (1) below)		
Term Loans from Banks		
Rupee Loans	-	950.00
(Refer Note (2) below)		
	3,000.00	950.00

Notes :

1. Pending the creation of pari passu charge on moveable and non moveable assets (excluding land, building, goodwill and brand name) of Reliance Infratel Limited, a Subsidiary of the Company. Redemption at the end of 10th year from the date of allotment thereof.
2. The Company had Secured Term Loans referred to above, *inter alia*, by way of first pari passu mortgage/ charge/ assignment in favour of the Security Trustees for the benefit of Financial Institutions and Banks, on its investments, immovable, movable and intangible assets/ properties (but excluding goodwill, brand name and certain other excluded assets) including Intellectual Property Rights, all revenues, accounts receivables, both present and future and assignment of rights under specified Project Documents and the Telecom License Agreements.

	As at 31st March, 2009	As at 31st March, 2008
SCHEDULE D		
UNSECURED LOANS		
Long Term Loans		
Foreign Currency Loans from Banks (Repayable within one year Rs. Nil (Previous year Rs. Nil))	**8,967.43**	5,601.97
Foreign Currency Convertible Bonds (Repayable within one year Rs. Nil (Previous year Rs. Nil) (Refer Note 2, Schedule Q)	**7,083.51**	5,493.23
Rupee Loans from Banks (Repayable within one year Rs. Nil) (Previous year Rs. Nil))	**3,600.00**	-
Short Term Loans		
From Banks		
Foreign Currency Loans	**2,362.92**	2,166.23
Rupee Loans	**5,300.00**	6,075.00
Commercial Papers	**589.75**	-
	27,903.61	19,336.43

Schedules forming part of the Balance Sheet

SCHEDULE E FIXED ASSETS

(Rs. in crore)

Description	Gross Block					Depreciation					Net Block	
	As at 1st April, 2008	Additions	Adjustments, including fair valuation pursuant to the Schemes of Amalgamation/ Arrangement (Refer Note 5 (i) and (ii), Schedule Q)	Deductions	As at 31st March, 2009	Upto 1st April, 2008	For the year	Adjustments, including fair valuation pursuant to the Schemes of Amalgamation/ Arrangement (Refer Note 5 (i) and (ii), Schedule Q)	Dedu-ctions/ adjustments	As at 31st March, 2009	As at 31st March, 2009	As at 31st March, 2008
Tangible Assets												
Leasehold Land	4.81	-	-	-	4.81	0.41	0.07	-	-	0.48	4.33	4.40
Freehold Land	162.81	-	225.46	-	388.27	-	-	-	-	-	388.27	162.81
Buildings	279.69	0.19	129.85	8.74	400.99	24.86	8.12	-	-	32.98	368.01	254.84
Plant and Machinery	18,672.81	5,315.76	(5,078.41)	1.44	18,908.72	4,244.84	2,058.43	(451.34)	0.35	5,851.58	13,057.14	14,427.96
Furniture and Fixtures	38.85	1.52	-	-	40.37	14.08	6.00	-	-	20.08	20.29	24.77
Vehicles	43.14	1.83	-	0.16	44.81	34.47	2.64	-	0.15	36.96	7.85	8.67
Sub Total	**19,202.11**	**5,319.30**	**(4,723.10)**	**10.34**	**19,787.97**	**4,318.66**	**2,075.26**	**(451.34)**	**0.50**	**5,942.08**	**13,845.89**	**14,883.45**
Intangible Assets												
Indefeasible Rights of Connectivity (IRC)	217.38	7.10	-	-	224.48	22.03	13.44	-	-	35.47	189.01	195.35
Telecom Licenses	1,914.97	1,626.38	14,145.49	-	17,686.84	251.98	158.51	-	-	410.49	17,276.35	1,662.99
Software	161.86	-	-	-	161.86	80.69	41.32	-	-	122.01	39.85	81.17
Brand Licence	80.00	-	-	-	80.00	15.33	8.00	-	-	23.33	56.67	64.67
Sub Total	**2,374.21**	**1,633.48**	**14,145.49**	**-**	**18,153.18**	**370.03**	**221.27**	-	**-**	**591.30**	**17,561.88**	**2,004.18**
Grand Total	**21,576.32**	**6,952.78**	**9,422.39**	**10.34**	**37,941.15**	**4,688.69**	**2,296.53**	**(451.34)**	**0.50**	**6,533.38**	**31,407.77**	**16,887.63**
Previous year	20,625.82	3,689.60	(2,738.84)	0.26	21,576.32	2,527.37	2,358.49	(197.06)	0.11	4,688.69	16,887.63	
Capital Work-in-Progress (Refer Note (c) below)											**3,643.86**	7,117.56

Notes

(a) Capital Work-in-Progress includes:

(i) Rs. 260.17 crore (Previous year Rs. 481.60 crore) on account of advance against capital expenditure.

(ii) Rs. 771.11 crore (Previous year Rs. 227.71 crore) on account of project development expenditure.

(iii) Rs. 622.91 crore (Previous year Rs. 363.74 crore) on account of materials at site.

(b) Transfer of title of certain Land and Buildings received from Reliance Industries Limited pursuant to the Scheme of Arrangement and from Reliance Communications Infrastructure Limited pursuant to the Scheme of demerger of the Network Division are under process.

(c) Net of reduction on fair valuation by Rs. 2,100.00 crore (Refer Note 5(i), Schedule Q).

(Rs. in crore)

		As at 31st March, 2009	As at 31st March, 2008
SCHEDULE F			
INVESTMENTS			
Current Investments **Trade Investments** **Government and other securities**			
Quoted			
14,000 (-)	6.83% GOI 2039 of Rs.100 each fully paid up	**0.12**	-
Long Term Investments **Government and other securities**			
Unquoted			
	6 years National Savings Certificates (Lodged with Sales Tax Department) Rs. 45,000 (Previous year Rs. 45 000)	**0.01**	0.01
	5 1/2 years Kisan Vikas Patra (Lodged with Chennai Metropolitan Development Authority) Rs. 5,000 (Previous year Rs. 5,000)	**-**	-
Other Investments **In Equity Shares of Wholly Owned Subsidiary Companies** **Unquoted, fully paid up**			
2,01,00,00,000 (2,00,00,00,000)	Reliance Communications Infrastructure Limited of Re. 1 each*	**7,996.71**	6,995.71
- (50,000)	Reliance Gateway Net Limited of Rs. 10 each (Refer Note 5 (i), Schedule Q)	**-**	1,118.80
50,00,000 (50,00,000)	Reliance Infocomm Infrastructure Private Limited of Rs. 10 each	**1,036.02**	1,036.02
6,87,066 (6,87,066)	Reliance Wimax Limited of Rs. 10 each (formerly Gateway Systems (India) Limited)	**7.98**	7.98
50,000 (50,000)	Reliance Digital Home Services Limited of Rs. 10 each	**0.05**	0.05
50,000 (50,000)	Reliance Global IDC Limited of Rs. 10 each	**0.05**	0.05
50,000 (50,000)	Reliance Webstore Limited of Rs. 10 each	**0.05**	0.05
1,00,00,000 (1,00,00,000)	Reliance Big TV Limited of Rs. 10 each	**10.00**	10.00
35,63,601 (35,63,601)	Campion Properties Limited of Rs. 10 each	**9.05**	9.05
11,120 (1,112)	Reliance Globalcom BV of Euro 100 each (formerly Reliance Infocom BV) (Refer Note 5 (i), Schedule Q)	**15,119.51**	0.63
		24,179.55	9,178.35

Schedules forming part of the Balance Sheet

(Rs. in crore)

		As at 31st March, 2009	As at 31st March, 2008
In Equity Shares of Subsidiary Companies			
Unquoted, fully paid up			
2,75,80,100 (2,75,80,100)	Reliance Telecom Limited of Rs. 10 each (Refer Note 5 (i), Schedule Q)	**481.72**	127.70
16,200 (16,200)	Reliance Tech Services Private Limited of Rs. 10 each	**0.02**	0.02
12,00,000 (-)	Reliance Globalcom Limited, Bermuda, Class A Common Shares of USD 0.01 each (Refer Note 5 (i), Schedule Q)	**232.39**	-
1,00,000 (-)	Gateway Net Trading Pte. Limited of USD 1 each (w.e.f. 1st October, 2008)	**0.47**	-
		714.60	127.72
In Equity Shares of Companies			
Unquoted, fully paid up			
6,50,25,000 (6,50,25,000)	Warf Telecom International Private Limited of 1 MRf each	**22.30**	22.30
8,83,819 (8,83,819)	World Tel Holding Limited, Bermuda of USD 0.05 each (under liquidation)	**-**	-
- (1,00,000)	Gateway Net Trading Pte. Limited of USD 1 each	**-**	0.47
		22.30	22.77
In Preference Shares of Wholly Owned Subsidiary Companies			
Unquoted, fully paid up			
20,000 (20,000)	8 % Redeemable, Cumulative Preference Shares of Reliance Communications Infrastructure Limited of Rs.10 each*	**0.02**	0.02
3,50,000 (3,50,000)	5 % Redeemable, Non Cumulative, Non Convertible Preference Shares of Reliance Globalcom BV of Euro 1 each (formerly Reliance Infocom BV)	**2,360.40**	1,996.86
3,61,694 (3,39,562)	8 % Redeemable, Non Cumulative, Non Convertible Preference Shares of Reliance Globalcom BV of Euro 1 each (formerly Reliance Infocom BV)	**2,439.25**	1,964.81
52 (52)	1% Redeemable, Non Convertible, Non Cumulative Preference Shares of Reliance Globalcom BV of Euro 1 each (formerly Reliance Infocom BV)	**0.30**	0.30
		4,799.97	3,961.99
In Preference Shares of Subsidiary Companies			
Unquoted, fully paid up			
4,50,00,000 (4,50,00,000)	1% Redeemable, Non Convertible, Non Cumulative Preference Shares of Reliance Telecom Limited of Rs.10 each	**444.34**	444.34
21,23,80,000 (-)	4 % Redeemable, Cumulative Preference Shares of Reliance Globalcom Limited, Bermuda of USD 1 each (Refer Note 5 (i), Schedule Q)	**1,077.19**	-

(Rs. in crore)

		As at 31st March, 2009	As at 31st March, 2008
2,50,010 (-)	1 % Redeemable, Non Convertible, Non Cumulative Preference Shares of USD 100 each of Gateway Net Trading Pte. Limited (w.e.f. 1st October, 2008)	**126.80**	-
		1,648.33	444.34
In Preference Shares of Companies Unquoted, fully paid up			
- (2,50,010)	1 % Redeemable, Non Convertible, Non Cumulative Preference Shares of USD 100 each of Gateway Net Trading Pte. Limited	-	108.97
		-	108.97
		31,364.75	13,844.14

* Company under the same management as per Section 370 (1B) of the Companies Act, 1956

(Rs. in crore)

Movements during the year
Current Investments purchased and sold

Face Value (Rs.)	Particulars	Nos.	Cost
100	7.59% GOI 2016 of Rs.100 each fully paid up	**500000**	**4.88**
5,00,000	4.23% Collateralised Borrowing and Lending Obligation (CBLO)	**1**	**0.05**
23,00,00,000	2.90% Collateralised Borrowing and Lending Obligation (CBLO)	**1**	**23.00**
			27.93

	As at 31st March, 2009	As at 31st March, 2008
Aggregate Book Value of Investments		
Unquoted	**31,364.63**	13,844.14
Quoted (Market value Rs. 0.12 crore (Previous year Rs. Nil))	**0.12**	-
	31,364.75	13,844.14

Schedules forming part of the Balance Sheet

(Rs. in crore)

		As at 31st March, 2009		As at 31st March, 2008
SCHEDULE G				
CURRENT ASSETS				
Inventories				
Stores and Spares		**253.14**		201.22
**Sundry Debtors (Unsecured) ** **				
Due for more than six months				
Considered good	269.32		103.39	
Considered doubtful	280.50		671.17	
	549.82		774.56	
Less: Provision for doubtful debts	280.50		671.17	
	269.32		103.39	
Others				
Considered good	1,212.90		989.82	
Considered doubtful	37.59		52.51	
	1,250.49		1,042.33	
Less: Provision for doubtful debts	37.59		52.51	
	1,212.90	**1,482.22**	989.82	1,093.21
The above includes debts due from Subsidiaries Rs. 561.17 crore (Previous year Rs. 174.42 crore)				
Cash and Bank Balance				
Cash on hand (Rs. Nil (Previous year Rs.67,595))	-		0.01	
Balance with Banks				
In Current Accounts with Scheduled Banks	296.94		161.15	
In Current Accounts with Other Banks *	1.73		1.35	
In Export Earnings Foreign Currency Accounts with Scheduled Banks	236.22		30.14	
In Fixed Deposits with Banks				
Fixed Deposits in Rupees with Scheduled Banks in India (Includes Rs. 76,045.10 (Previous year Rs. 76,045.10), the receipt of which is deposited with Sales Tax Department)	0.26	**535.15**	0.01	192.66

(Rs. in crore)

		As at 31st March, 2009		As at 31st March, 2008
SCHEDULE G (Contd...)				
Other Current Assets				
Interest Accrued on Investments and Loans	561.94		0.14	
(Includes Interest Accrued on deposit with Reliance Communications Infrastructure Limited (RCIL) of Rs. 116.72 crore (Previous year Rs.Nil), a company under the same management, as per Section 370 (1B) of the Companies Act, 1956 and with Reliance Telecom Limited (RTL) Rs. 445.17 crore (Previous year Rs. Nil) (pursuant to the Treasury Scheme between RCIL and RTL))				
Deposits	9,670.37		8,992.00	
(Includes inter corporate deposits with Reliance Communications Infrastructure Limited (RCIL) Rs. 1,597.44 crore (Previous year Rs. 8,009.51 crore), a company under the same management, as per Section 370 (1B) of the Companies Act, 1956)				
(Deposits include Rs. 1,136.47 crore paid against disputed claims (Previous year Rs. 829.47 crore) (Refer Note 7 (i), Schedule Q))		**10,232.31**		8,992.14
		12,502.82		10,479.23

** Net of reduction on fair value by Rs. 56 crore

* Includes balances with non scheduled banks as follows

(Rs. in crore)

	As at 31st March, 2009	As at 31st March, 2008	Maximum Balance at any time during the year 2008 - 09	2007 - 08
Municipal Co operative Bank	**0.19**	0.14	**1.77**	0.13
UBS AG, London	-	1.10	**1.12**	799.00
Deutsche Bank, Singapore	**0.01**	0.01	**0.01**	802.00
JP Morgan Chase Bank, New York	**1.53**	0.10	**2.83**	1,133.92

Schedules forming part of the Balance Sheet

(Rs. in crore)

		As at 31st March, 2009		As at 31st March, 2008
SCHEDULE H				
LOANS AND ADVANCES				
(Unsecured, considered good, unless stated otherwise)				
Loans to Subsidiary Companies		**9,647.51**		5,651.83
(Include dues from Reliance Communications Infrastructure Limited (RCIL) Rs. 30.49 crore (Previous year Rs. 2,067.57 crore) (Maximum outstanding during the year Rs. 2,167.57 crore (Previous year Rs. 2,073.59 crore)), a company under the same management, as per Section 370 (1B) of the Companies Act, 1956)				
Advances recoverable in cash or in kind or for value to be received				
Considered good	3,391.62		2,382.93	
Considered doubtful	7.35		7.35	
	3,398.97		2,390.28	
Less: Provision for doubtful advances	7.35	**3,391.62**	7.35	2,382.93
(Includes dues from Reliance Communications Infrastructure Limited (RCIL) Rs. 1,020.89 crore (Previous year Rs. Nil), (Maximum outstanding during the year Rs. 1,020.89 crore (Previous year Rs. 1,146.31 crore)), a company under the same management, as per Section 370 (1B) of the Companies Act, 1956)				
(Includes Subsidy receivable Rs. 82.17 crore (Previous year Rs.141.38 crore))				
Balance with Customs, Central Excise Authorities etc.		**1.06**		1.30
		13,040.19		8,036.06

				(Rs. in crore)
		As at 31st March, 2009		As at 31st March, 2008
SCHEDULE I				
CURRENT LIABILITIES AND PROVISIONS				
Current Liabilities				
Sundry Creditors				
Due to Micro, Small and Medium Enterprises Units (Refer Note 20, Schedule Q)	28.18		4.68	
Others *	1,358.22		4,741.57	
Due to Subsidiary Companies	1,613.40		1,239.91	
Interest accrued but not due on loans	89.25		69.63	
Unearned Income	614.64		591.60	
(Includes subsidy deferred Rs. 53.24 crore (Previous year Rs. 141.93 crore))				
Unclaimed Dividend	3.20		1.32	
Other Liabilities	2,067.85	**5,774.74**	559.05	7,207.76
Provisions				
Disputed Claims and Others (Refer Note 7, Schedule Q)	1,844.80		1,905.20	
Commission to Non Executive Directors	0.60		35.00	
Business Restructuring (Refer Note 4 (v), Schedule Q)	1,433.10		1,796.12	
Wealth Tax (net of tax paid)	0.65		0.64	
Income Tax (net of advance tax)	4.76		4.78	
Fringe Benefit Tax (net of taxes paid)	1.23		1.22	
Retirement Benefits	112.40		106.33	
Proposed Dividend on Equity Shares	-		154.80	
Interim Dividend on Equity Shares	165.12		-	
Tax on Dividend	28.06	**3,590.72**	26.31	4,030.40
		9,365.46		11,238.16

*Includes for capital expenditure Rs. 1,109.82 crore (Previous year Rs. 3,047.71 crore)

Schedules forming part of the Profit and Loss Account

(Rs. in crore)

		For the year ended 31st March, 2009		For the year ended 31st March, 2008
SCHEDULE J				
SERVICE REVENUE AND OTHER OPERATING INCOME				
Service Revenue	14,059.87		14,056.23	
Less : Service Tax	1,476.08	**12,583.79**	1,349.80	12,706.43
Other Operating Income	1,026.79		735.82	
Less : Service Tax	-	**1,026.79**	26.06	709.76
(Includes subsidy of Rs. 210.74 crore (Previous year Rs. 158.21 crore), realisation from debtors etc.)				
		13,610.58		13,416.19

	For the year ended 31st March, 2009	For the year ended 31st March, 2008
SCHEDULE K		
OTHER INCOME		
Profit on Sale of Current Investments	**-**	6.17
Profit on Sale of Assets	**0.16**	0.12
Discount on buyback of FCCBs	**79.61**	-
Rent	**2.92**	3.08
Miscellaneous Income	**1.39**	1.09
	84.08	10.46

	For the year ended 31st March, 2009	For the year ended 31st March, 2008
SCHEDULE L		
ACCESS CHARGES, LICENSE FEES AND NETWORK EXPENSES		
Access Charges	**2,325.06**	2,653.57
License Fees	**1,049.22**	1,120.37
Passive Infrastructure Charges	**1,868.10**	936.19
Network Repairs and Maintenance	**379.67**	228.40
Stores and Spares Consumed	**29.95**	15.15
Power, Fuel and Utilities	**138.32**	91.76
Other Network Operating Expenses	**1,264.42**	234.29
(Refer Note 5 (ii) and 15, Schedule Q)		
	7,054.74	5,279.73

Schedules forming part of the Profit and Loss Account

(Rs. in crore)

		For the year ended 31st March, 2009		For the year ended 31st March 2008
SCHEDULE M				
PAYMENT TO AND PROVISION FOR EMPLOYEES (Including Managerial Remuneration)				
Salaries (including Managerial Remuneration Rs. 0.70 crore (Previous year Rs. 0.53 crore)) (Refer Note 14 and 25, Schedule Q)		**630.20**		678.75
Contribution to Provident, Gratuity and Superannuation Fund		**48.25**		65.71
Employee Welfare and Other Amenities		**79.91**		78.03
		758.36		822.49
SCHEDULE N				
SALES AND GENERAL ADMINISTRATION EXPENSES				
Commission	371.55		389.13	
Selling and Marketing (Refer Note 25, Schedule Q)	197.60		248.29	
Advertisement (Refer Note 25, Schedule Q)	204.06		430.34	
Customer Acquisition and Customer Care (Refer Note 25, Schedule Q)	384.84	**1,158.05**	404.57	1,472.33
Provision for Doubtful Debts, Loans and Advances		**105.04**		146.58
Insurance	17.20		14.33	
Rent, Rates and Taxes	45.21		50.99	
Other Repairs	14.97		20.02	
Travelling	63.50		80.64	
Professional Fees	122.63		105.68	
Foreign Exchange (Gain)/ Loss on Debtors/ Creditors (net)	114.02		(85.24)	
Loss on Sale of Assets	-		0.05	
Investments written off	-		10.01	
Hire Charges (Refer Note 25, Schedule Q)	189.72		142.96	
Data Warehousing Charges	171.07		145.93	
Other General and Administrative Expenses (Includes Rs. 0.15 crore (Previous year Rs. 0.16 crore) towards sitting fees paid to Non Executive Directors)	335.43		284.62	
Wealth Tax	0.16	**1,073.91**	0.16	770.15
Payment to Auditors (Refer Note 10, Schedule Q)		**6.86**		6.29
		2,343.86		2,395.35

(Rs. in crore)

		For the year ended 31st March, 2009		For the year ended 31st March, 2008
SCHEDULE O				
FINANCIAL CHARGES (NET)				
Interest and Other Charges on Term Loans	502.32		540.49	
Interest on Other Loans	461.20	**963.52**	308.75	849.24
Other Financial Cost		**(19.15)**		20.81
Income from Investments and Interest Income (Refer Note 25, Schedule Q)		**(572.05)**		(24.51)
(Includes Income from Investment Rs. 0.01 crore (Previous year Rs.2.42 crore)) (Tax Deducted at Source Rs. Nil (Previous year Rs. 0.20 crore))				
Foreign Currency Exchange Fluctuation (Gain)/ Loss (net)		**(119.57)**		(400.37)
		252.75		445.17

Significant Accounting Policies to Balance Sheet as at 31st March, 2009 and Profit and Loss Account for the year ended on that date

SCHEDULE P

Significant Accounting Policies

1 Basis of Preparation of Financial Statements

The Financial Statements are prepared under historical cost convention and fair valuation under a scheme approved by the High Court, in accordance with the generally accepted accounting principles in India and provisions of the Companies Act, 1956 read with the Companies (Accounting Standards) Rules, 2006 (Accounting Standard Rules) as well as applicable pronouncements of the Institute of Chartered Accountants of India (the ICAI).

2 Use of Estimates

The preparation and presentation of Financial Statements requires estimates and assumptions to be made that affect the reported amount of assets and liabilities and disclosure of contingent liabilities on the date of the Financial Statements and the reported amount of revenues and expenses during the reporting period. Difference between the actual results and estimates is recognised in the period in which the results are known/ materialised.

3 Fixed Assets

i) Fixed Assets are stated at cost/ fair value net of Modvat/ Cenvat, Value Added Tax and include amount added in revaluation less accumulated depreciation, amortisation and impairment loss, if any.

ii) All costs including financing cost of qualifying assets till commencement of commercial operations, net charges of foreign exchange contracts and adjustments arising up to 31st March, 2007 from exchange rate variations, relating to borrowings attributable to fixed assets, are capitalised.

iii) Expenses incurred relating to project, prior to commencement of commercial operation, are considered as project development expenditure and shown under Capital Work-in-Progress.

iv) Telecom Licenses are stated at fair value less accumulated amortisation.

v) Indefeasible Rights of Connectivity (IRC) are stated at cost less accumulated amortisation.

4 Lease

In respect of Operating Leases, lease rentals are expensed on straight line basis with reference to lease terms and considerations except for lease rentals pertaining to the period up to the date of commencement of commercial operations, which are capitalised.

5 Depreciation/ Amortisation

(i) Depreciation on Fixed Assets is provided on Straight Line Method at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956 except in case of the following assets which are depreciated as given below.

(a) Telecom Electronic Equipments - 10 years

(b) Furniture, Fixtures and Office Equipments - 10 years

(c) Customer Premises Equipments - 3 years

(d) Vehicles - 5 years

(e) Ducts and Cables - 18 years

(ii) Leasehold Land is depreciated over the period of the lease term.

(iii) Intangible assets, namely Telecom Licenses and Brand Licence are amortised equally over the balance period of Licenses. IRC and Software are amortised from the date of acquisition or commencement of commercial services, whichever is later. The life of amortisation of the intangible assets are as follows.

(a) Telecom Licenses - 12.5 to 20 years

(b) Brand License - 10 years

(c) Indefeasible Right of Connectivity - 15, 20 years

(d) Software - 5 years

(iv) Depreciation on additions is calculated pro rata from the following month of addition.

6 Impairment of Assets

An asset is treated as impaired when the carrying cost of assets exceeds its recoverable value. An impairment loss is charged to the Profit and Loss Account in the year in which an asset is identified as impaired. The impairment loss recognised in prior accounting period is increased/ reversed where there has been change in the estimate of recoverable value. The recoverable value is the higher of the assets' net selling price and value in use.

7 Investments

Current Investments are carried at lower of cost and market value computed Investment wise. Long Term Investments are stated at cost or fair value as required under order of the High Court. Provision for diminution in the value of long term investments is made only if such a decline is other than temporary in the opinion of the management.

8 Inventories of Stores and Spares

Inventories of stores and spares are accounted for at cost, determined on weighted average basis or net realisable value, whichever is less.

9 Employee Benefits

Short term employee benefits:

"All employee benefits payable wholly within twelve months of rendering the service are classified as short term employee benefits. These benefits include compensated absences such as paid annual leave and sickness leave. The undiscounted amount of short term employee benefits expected to be paid in exchange for the services rendered by employees are recognised as an expense during the period."

Long term employee benefits:

i) Defined contribution plan:

The Company's contribution towards Employees' Superannuation Plan is recognised as an expense during the period in which it accrues.

ii) Defined benefit plans:

Provident Fund

Provident Fund contributions are made to a Trust administered by the Trustees. Interest payable to the Provident Fund members, shall not be at a rate lower than the statutory rate. Liability is recognised for any shortfall in the income of the fund vis-à-vis liability of the interest to the members as per statutory rates.

Gratuity Plan

The Company's gratuity benefit scheme is a defined benefit plan. The Company's net obligation in respect of the gratuity benefit scheme is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value and the fair value of any plan assets is deducted.

The present value of the obligation under such defined benefit plan is determined based on actuarial valuation using the Projected Unit Credit Method.

The obligation is measured at the present value of the estimated future cash flows. The discount rates used for determining the present value of the obligation under defined benefit plan, are based on the market yields on Government Securities as at the Balance Sheet date.

Actuarial gains and losses are recognised immediately in the Profit and Loss Account.

iii) Other Long term employment benefits:

Compensated absences which are not expected to occur within twelve months after the end of the period in which the employee renders the related services are recognised as a liability at the present value of the defined benefit obligation at the Balance Sheet date, determined based on actuarial valuation using Projected Unit Credit Method. The discount rates used for determining the present value of the obligation under defined benefit plan, are based on the market yields on Government Securities as at the Balance Sheet date.

10 Borrowing Cost

Borrowing costs that are attributable to the acquisition or construction of qualifying assets are capitalised as part of the cost of such assets upto the commencement of commercial operations. A qualifying asset is one that necessarily takes substantial period of time to get ready for intended use. Other borrowing costs are recognised as expense in the year in which they are incurred.

11 Issue Expenses and Premium on FCCBs

The premium payable on redemption of Foreign Currency Convertible Bonds (FCCBs) is charged to Securities Premium Account over the period of the issue. Issue expenses are debited to Securities Premium account at the time of the issue.

12 Foreign Currency Transactions

i) Transactions denominated in foreign currencies are recorded at the exchange rates prevailing at the time of the transaction.

ii) Monetary items denominated in foreign currencies at the year end are restated at year end rates. In case of monetary items, which are covered by forward exchange contracts, the difference between the transaction rate and rate on the date of the contract is recognised as exchange difference and the premium paid on forward contracts is recognised over the life of the contract.

iii) Non monetary foreign currency items are carried at cost.

iv) Any income or expense on account of exchange difference either on settlement or on translation is recognised in the Profit and Loss Account.

v) Any income or loss arising out of marking derivative contracts to market price is recognised in the Profit and Loss Account.

Significant Accounting Policies to Balance Sheet as at 31st March, 2009 and Profit and Loss Account for the year ended on that date

13 Revenue Recognition

i) Revenue is recognised as and when the services are provided on the basis of actual usage of the Company's network. Revenue on upfront charges for services with lifetime validity and fixed validity periods of one year or more are recognised over the estimated useful life of subscribers and specified fixed validity period, as appropriate. The estimated useful life is consistent with estimated churn of the subscribers.

ii) Interest income on investment is recognised on time proportion basis. Dividend is considered when right to receive is established.

14 Provision for Doubtful Debts and Loans and Advances

Provision is made in the accounts for doubtful debts, loans and advances in cases where the management considers the debts, loans and advances to be doubtful of recovery.

15 Miscellaneous Expenditure

Miscellaneous Expenditure is charged to the Profit and Loss Account as and when it is incurred.

16 Taxes on Income, Fringe Benefit Tax and Deferred Tax

Provision for Income Tax is made on the basis of taxable income for the year at current rates. Tax expense comprises of Current Tax, Fringe Benefit Tax and Deferred Tax at the applicable enacted or substantively enacted rates. Current Tax represents the amount of Income Tax payable/ recoverable in respect of the taxable income/ loss for the reporting period. Deferred Tax represents the effect of timing difference between taxable income and accounting income for the reporting period that originate in one period and are capable of reversal in one or more subsequent periods. The Deferred Tax Asset is recognised and carried forward only to the extent that there is a reasonable certainty that the assets will be realised in future. However, where there is unabsorbed depreciation or carried forward loss under taxation laws, Deferred Tax Assets are recognised only if there is virtual certainty of realisation of assets.

17 Government Grants

Subsidies granted by the Government for providing telecom services in rural areas are recognised as Other Operating Income in accordance with the relevant terms and conditions of the scheme and agreement.

18 Provisions, Contingent Liabilities and Contingent Assets

Provisions involving substantial degree of estimation in measurement are recognised when there is a present obligation as a result of past events and it is probable that there will be an outflow of resources. A disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. When there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made. Contingent assets are neither recognised nor disclosed in the Financial Statements.

19 Earning per Share

In determining Earning per Share, the Company considers the net profit after tax and includes the post tax effect of any extraordinary/ exceptional item. The number of shares used in computing Basic Earning per Share is the weighted average number of shares outstanding during the period. The number of shares used in computing Diluted Earning per Share comprises the weighted average shares considered for deriving Basic Earnings per Share and also the weighted average number of shares that could have been issued on the conversion of all dilutive potential Equity Shares unless the results would be anti - dilutive. Dilutive potential Equity Shares are deemed converted as of the begining of the period, unless issued at a later date.

20 Employee Stock Option Scheme

In respect of stock options granted pursuant to the Company's Employee Stock Option Scheme, the intrinsic value of the options (excess of market price of the share over the exercise price of the option) is treated as discount and accounted as employee compensation cost over the vesting period.

Notes on Accounts to Balance Sheet as at 31st March, 2009 and Profit and Loss Account for the year ended on that date

SCHEDULE Q

Notes on Accounts

1 Previous Year

Figures of the Previous year have been regrouped and reclassified, wherever required. Previous year's figures are not comparable with that of the current year on account of the effects of the Schemes.

2 Foreign Currency Convertible Bonds (FCCBs)

(i) The Company issued FCCBs in two tranches, 5,00,000 FCCBs for 5 Years, 4.65%, USD 500 million issued on 9th May, 2006 and 10,000 FCCBs for 5 Years, 4.95%, USD 1000 million issued on 28th February, 2007. Pursuant to the exercise of an option by the FCCB Holders and in accordance with the terms and conditions thereof, the Company, during the previous year, allotted 1,87,44,801 fully paid Equity Shares of Rs. 5 each at a pre determined premium of Rs. 475.68 per Share against 2,03,051 FCCBs and 6,67,090 fully paid Equity Shares of Rs. 5 each at a pre determined premium of Rs. 656.23 per Share against 100 FCCBs respectively.

(ii) During the year, the Company has bought back and cancelled 350 nos. of 5 Year, 4.95%, FCCBs of the face value of USD 1,00,000 each, as per approval of the Reserve Bank of India, at a discount to the face value. This has resulted in a saving of Rs. 79.61 crore which has been reflected as part of Other Income. Consequent upon such buy back and cancellation, the Company's obligations to convert the said Bonds into Shares, if so claimed by the Bond Holders and/ or to redeem the same in foreign currency, has come to an end vis-à-vis the cancelled Bonds. Rs.7.68 crore (Previous year Rs. Nil) being premium on redemption has been reversed on buyback of FCCBs.

Out of total FCCBs issued, 2,96,949 FCCBs and 9,550 FCCBs were outstanding as on 31st March, 2009.

(iii) In the event, these outstanding FCCBs are fully converted into Equity Shares, the Equity Share Capital of the Company would increase by approximately 9.11 crore Equity Shares of Rs. 5 each.

(iv) In case of the above mentioned FCCBs, on and at anytime after 9th May, 2009 and 28th February, 2010 respectively, on and prior to the maturity date, the Company may, subject to certain terms and conditions as per the offering memorandum, redeem the FCCBs in whole and not in part at their Early Redemption amount, provided that no such redemption may be made unless the aggregate value (as defined in the terms and conditions) on each trading day during the period of not less than 30 consecutive trading days, ending not earlier than 14 days prior to the date upon which notice of such redemption is given, was at least 130 percent of the Early Redemption amount.

(v) FCCBs amount includes Rs. 733.62 crore (Previous year Rs. 330.00 crore), being the premium on redemption of FCCBs computed on pro rata basis for the period up to 31st March, 2009 (31st March, 2008).

3 Foreign Exchange

On account of various factors including, in particular, an amendment to Schedule VI of the Companies Act, 1956 ("the Act") withdrawing the requirement to adjust changes in the amounts of liability relating to loans/ liabilities in foreign currency attributable to Fixed Assets acquired by the Company in the cost of the said Fixed Assets, the Company has decided after the end of the financial year 2008 - 09 and after the approval of the Unaudited Financial Results for the quarter and the year ended on 31st March, 2009 that it would be more appropriate to account for the changes in the amounts of liabilities, consequent to changes in foreign exchange rates, as the profit or loss of the Company for the year in which the changes take place without adjusting the amount of the change in the cost of Fixed Assets.

The accounting policy is in line with the Accounting Standard ("AS") 11, "The Effect of Changes in Foreign Exchange Rates" as also in line with the accounting policy adopted by the Company in the previous year ended 31st March, 2008 and the accounting policy followed by the Company for similar changes relating to liabilities expressed in foreign exchange other than those relating to fixed assets.

Accordingly, in respect of the year ended on 31st March, 2009, Rs. 4,608.39 crore being the foreign exchange difference relating to such loans/ liabilities, which were earlier adjusted in the cost of fixed assets, have now been charged to the Profit and Loss Account and net foreign exchange gain of Rs.143.82 crore has been reversed. Net amount of Rs. 4,464.57 crore has been withdrawn from the General Reserve of the Company in accordance with the terms of the Scheme of Arrangement between the Company and Reliance Infratel Limited (RITL) approved by the Hon'ble High Court of Bombay on 18th July, 2009, as determined by the Board and as referred in Note 5 (ii) below. Consequently, there is no impact vis-à-vis profits of the year ended 31st March, 2009 of such charge except for consequential effects relating to depreciation etc. which have been appropriately dealt with.

Further to the above, during the year, loss of Rs. 139.03 crore (Previous year Rs. 468.73 crore) arising out of marking related Derivative Contracts to market has also been recognised in the Profit and Loss Account, in compliance with the announcement dated 29th March, 2008 by the ICAI regarding Accounting for Derivatives. The net gain of Rs. 119.57 crore (Previous year Rs. 400.37 crores) including gain on account of conversion of overseas bank balances amounting to Rs. 32.76 crore (Previous year loss of Rs. 77.70 crores) is reflected in "Financial Charges (net)" as the effect of foreign currency exchange fluctuation.

4 Schemes of Amalgamation and Arrangement of earlier years

The Company, during the past years, undertook various Schemes including restructuring of ownership structure of telecom business so as to align the interest of the shareholders. Accordingly, pursuant to the Schemes of Amalgamation and Arrangement ("the Schemes") under Sections 391 to 394 of the Companies Act, 1956 approved by the Hon'ble High Court of respective judicature, the Company, during the respective years, recorded all necessary accounting effects, along with requisite disclosure in the notes to the accounts, in acordance with the provisions of the said Schemes. The cumulative effects of the Schemes in case of Equity Share Capital of the company have been disclosed below the respective Schedule to the Accounts. Reserves, pursuant to the said Schemes, include;

(i) Securities Premium Account of Rs. 9,497.42 crore, being part of the Securities Premium of erstwhile Reliance Infocomm Limited (RIC), the transferor company, representing the amount attributable to shares of RIC other than those being cancelled under the Schemes.

(ii) General Reserves I of Rs. 5,538.00 crore representing the unadjusted balance being the excess of assets over liabilities relatable to Telecommunications Undertaking transferred and vested into the Company.

(iii) General Reserves II of Rs. 2,785.21 crore representing the unadjusted balance of the excess of assets over liabilities received by the Company.

(iv) Reserve for Business Restructuring of Rs. 1,287.10 crore representing the unadjusted balance of revaluation of investment in Reliance Communications Infrastructure Limited (RCIL), the holding company of Reliance Infratel Limited (RITL) after withdrawing an amount equivalent to writing off Passive Infrastructure assets, transferred to RITL, to the Profit and Loss Account. Balance in Reserve for Business Restructuring shall be available to meet the increased depreciation, costs, expenses, and losses including on account of impairment of or write down of assets etc.

(v) Additional depreciation arising on fair value of the assets has been adjusted to Provision for Business Restructuring.

5 Schemes of Amalgamation and Arrangement

(i) Pursuant to the Scheme of Amalgamation ("the Scheme") under Sections 391 to 394 of the Companies Act, 1956 sanctioned by the Hon'ble High Court of Bombay vide Order dated 3rd July, 2009 and filed with the Registrar of Companies (RoC) on 13th July, 2009, Reliance Gateway Net Limited ("RGNL"), a Wholly Owned Subsidiary of the Company, engaged in telecommunication allied activities and as a holding company for all the offshore Investments of the Company, has been amalgamated into the Company with effect from the Appointed Date as 31st March, 2009.

Upon the Scheme becoming effective;

(a) All the assets and liabilities as appearing in the books of RGNL as on the Appointed Date have been recorded at their respective fair values by the Company.

(b) Excess of Rs. 16,428.48 crore arising on such transfer of assets and liabilities, before making the adjustments, in accordance with the Scheme, for cancellation of investments of Rs. 2,096.43 crore (including Equity Shares of Rs. 977.00 crore acquired on conversion of loan) in RGNL and net effect on fair valuation of assets and liabilities of the Company identified by the Board as prescribed to be fair valued, based on market approach/ depreciated replacement cost basis by an independent valuer, for this purpose ("Identified Assets") of Rs. 12,698.81 crore has been credited to General Reserve, to be dealt with in accordance with the Scheme.

Had the Scheme not prescribed this treatment, Rs. 14,332.05 crore would have been credited to Capital Reserve as required by the Purchase Method prescribed by Accounting Standard ("AS") 14 on "Accounting for Amalgamation" and General Reserve would have been lower by Rs. 12,698.81 crore.

(ii) Pursuant to the Scheme of Arrangement ("the Scheme") under Sections 391 to 394 of the Companies Act, 1956, the Hon'ble High Court of Bombay pronounced an Order on 18th July 2009, the Optic Fibre Undertaking, as defined in the Scheme, of the Company, shall be transferred and vested into Reliance Infratel Limited ("RITL"), a Subsidiary of the Company engaged in providing Telecom Infrastructue Services, with effect from the Appointed Date, 1st April, 2008.

As per the Scheme, RITL is required to record in its books all the assets and liabilities pertaining to Optic Fibre Undertaking as appearing in the books of the Company as on the Appointed Date at their respective fair values.

The Scheme shall become effective upon the Company filing the Order of the Hon'ble High Court sanctioning the Scheme with the RoC, as required by Section 394(3) of the Companies Act, 1956. Pending such filing, the Accounts have been compiled as if the Scheme has become effective and consequently, the following effects have been incorporated in the Accounts.

The Scheme shall become effective upon the Company filing the Order of the Hon'ble High Court sanctioning the Scheme with the RoC, as required by Section 394(3) of the Companies Act, 1956. Pending such filing, the Accounts have been compiled as if the Scheme has become effective and consequently, the following effects have been incorporated in the Accounts.

	(Rs. in crore)
In the Profit and Loss Account:	
• Profits arising from such Transfer	3,063.27
• Effects of transactions between RITL as the owner of the Optic Fibre Undertaking and the Company including, in particular, effects of amounts that would be required to be charged to the Company's Profit & Loss Account as per Accounting Standards (AS) 19 "Leases" and effects of reduction in the charge by way of Depreciation resulting in a net debit	765.12

In the Balance Sheet:

• The amount included in the Current Assets as amount that would be due from RITL as consideration for the transfer of assets relating to Optic Fibre Undertaking	7,206.42
• Reduction of Current Liabilities on account of liabilities to be transferred to RITL being the liabilities of the Optic Fibre Undertaking	487.48
• Withdrawal from General Reserve, as determined by the Board in accordance with the Scheme, for losses on account of change in exchange rate relating to loans/ liabilities	4,464.57
• Reduction in Fixed Assets, including Capital-Work-In Progress, for transfer of Optic Fibre Undertaking to RITL (net of accumulated depreciation). This also includes an addition to Fixed Assets of Rs. 489.11 crore during the period from the Appointed Date till 31st March, 2009	4,632.07

In accordance with the undertaking given by the Company and by RITL to the Hon'ble High Court, interest will be payable by RITL to the Company on the outstanding amount due by RITL to the Company from and after Effective Date of the Scheme, i.e., from and after the date on which the Order of the Hon'ble High Court approving the Scheme is filed with the RoC. Accordingly, no interest has been included in the amounts incorporated in the Accounts, as aforesaid.

6 Project Development Expenditure

(i) Details of Project Development Expenditure (Included under Capital Work-in-Progress):

(Rs. in crore)

		As at 31st March, 2009		As at 31st March, 2008
Opening Balance		**227.71**		186.29
Add: Expenditure incurred during the year				
Payments to and Provisions for Employees	**10.62**		-	
Insurance	**0.02**		-	
Rent	**5.67**		8.07	
Rates and Taxes	**12.74**		11.95	
Repairs	**0.29**		0.72	
Travelling	**1.05**		0.82	
Professional Fees	**6.24**		10.00	
Power, Water and Electricity	**1.85**		3.92	
Network Setup Costs	**102.23**		7.91	
General and Administrative Expenses	**22.52**		67.57	
Interest on Term Loans	**147.25**		-	
Bank Charges	**0.01**		0.01	
Passive Infrastructure Charges	**932.87**		86.35	
Logistic	**13.79**		-	
		1,257.15		197.32
		1,484.86		383.61
Less:				
Capitalised during the year		**713.76**		145.73
Transferred to Reliance Infratel Limited as per the Scheme of Arrangement		-		10.17
Closing Balance		**771.10**		227.71

7 Provisions

(i) Provisions include, provision for disputed claims and others of Rs. 1,844.80 crore (Previous year Rs. 1,905.20 crore) and Provision for commission to Non Executive Directors of Rs. 0.60 crore (Previous year Rs. 35.00 crore).

Provision for disputed claims consists of provision for disputed claims of Rs. 1,835.76 crore (Previous year Rs.1,896.16 crore) and for verification of customers Rs. 9.04 crore (Previous year Rs.9.04 crore).

(ii) During the year, an amount of Rs. Nil (Previous year Rs. 49.52 crore) relating to Access Deficit Charge (ADC) and Rs. 4.40 crore relating to commission to Non Executive Directors (Previous year Rs. 15.01 crore) have been reversed. An amount of

Rs. Nil (Previous year Rs. 106.39 crore) has been provided towards disputed interconnect usage charges and an amount of Rs. 31.18 crore (Previous year Rs. Nil) has been reversed out of disputed interconnect usage charges, Rs. Nil (Previous year Rs. 25.77 crore) has been provided towards disputed Spectrum Charges. An amount of Rs. Nil (Previous year Rs. 14.87 crore) has been utilised towards address verification of prepaid subscribers, an amount of Rs. 29.22 crore paid towards disputed liablities (Previous year Rs. Nil), an amount of Rs. 30.60 crore (Previous year Rs. 30.33 crore) paid towards commission to Non Executive Directors.

(iii) The Board of Directors has approved the payment of commission to Non Executive Directors of Rs. 0.60 crore at its meeting held on 8th August, 2009, which will be paid during the year 2009 - 10.

(iv) Also refer Note 2 (v) above.

The aforesaid provisions shall be utilised on settlement of the claims, if any, thereagainst.

(Rs. in crore)

8 Contingent Liabilities and Capital Commitment

	As at 31st March, 2009	As at 31st March, 2008
(i) Estimated amount of contracts remaining to be executed on capital accounts (net of advances) and not provided for	**651.15**	4,365.87
(ii) Disputed Liabilities in Appeal		
- Sales Tax and VAT	**13.76**	18.42
- Excise and Service Tax	**2.08**	2.08
- Entry Tax and Octroi	**1.18**	5.93
- Other Litigations	**0.40**	0.43
(iii) Corporate Guarantees given by the Company on behalf of its Subsidiaries	**5,741.28**	2,998.57
(iv) Corporate Guarantees given by the Company on behalf of other companies for business purpose	**145.97**	28.49

9 Deferred Tax Assets and Liabilities

The Company being in the business of Telecommunication Services is eligible for deduction u/s 80IA (Tax Holiday) of the Income Tax Act, 1961. Since the Deferred Tax Liability in respect of timing difference is expected to reverse during the Tax Holiday Period, the same is not recognised in books of accounts as at 31st March, 2009 as per Accounting Standard ("AS") 22 "Accounting for Taxes on Income" as referred to in Accounting Standard Rules.

(Rs. in crore)

	31st March, 2009	31st March, 2008
10 Auditor's Remuneration (Excluding service tax)		
Statutory Audit	**6.20**	6.20
Certification and Other Services	**0.50**	-
Out of Pocket Expenses	**0.16**	0.09
	6.86	6.29
11 (i) Expenditure in Foreign Currency		
Professional and Technical Fees	**31.01**	32.06
Long Distance Operations	**626.11**	419.30
Interest on Foreign Currency Term Loans	**360.72**	377.07
Salary	**4.58**	1.21
Others	**91.45**	116.99
(ii) **Dividend in Foreign Currency**		
Dividend relating to 2007-08 remitted in Foreign Currency during the year	**0.06**	0.04
No. of Non resident Equity Shareholders	**939**	870
No. of Equity Shares held by them	**764,525**	824,422
12 Earnings in Foreign Currency		
Long Distance Operations	**1,312.89**	1,296.15
Interest and Other Income	**80.65**	18.59

Notes on Accounts to Balance Sheet as at 31st March, 2009 and Profit and Loss Account for the year ended on that date

(Rs. in crore)

13 (i) Value of Imports on CIF basis					
Capital Goods		**2,663.72**		4,132.64
Stores & Spares		**239.76**		278.17
(ii) Consumption of Stores and Spares				
Imported		**0.03**		3.49
Indigenous		**29.92**		11.66
14 (i) Managerial/ Directors' Remuneration				
Salaries	0.66		0.50	
Contribution to Provident Fund	0.03		0.02	
Provision for Gratuity	0.01	**0.70**	0.01	0.53
Commission to Non Executive Directors		**0.60**		35.00
(Refer Note 7 (i), Schedule Q)		**1.30**		35.53

(ii) Computation of Net Profit u/s 349 of the Companies Act, 1956

		31st March, 2009		31st March, 2008
Profit After Tax		**4,802.67**		2,586.45
Add:				
Depreciation as per the Companies Act, 1956	1,933.51		1,843.66	
Provision for Taxation	12.40		17.64	
Loss on Sale of Assets	-		0.05	
Investment written off	-		10.01	
Managerial Remuneration	1.30		35.53	
		1,947.21		1,906.89
Less:				
Depreciation as per the Companies Act, 1956	1,933.51		1,843.66	
Depreciation Charged to Provision for Business Restructuring	363.02		514.83	
Profit on Demerger of Assets	3,063.43		0.12	
Profit on Buyback of FCCBs	79.61	**5,439.57**	-	2,358.61
Profit calculated as per Section 349		**1,310.31**		2,134.73
Maximum amount permissible @ 3 %		**38.16**		62.18
Amount provided thereagainst (Refer Note 7 (i), Schedule Q)		**0.60**		35.00

15 Operating Lease

The Company's significant leasing arrangements are in respect of operating leases for premises and network sites. These lease agreements provide for cancellation by either parties thereto as per the terms and conditions of the agreements. In addition to the Scheme, referred to in Note 5 (ii), becoming effective, the Company will be the lessee in respect of Optical Fibres. In respect of this Lease, lease rent of Rs. 903.00 crore, including Rs. 893.00 crore not leviable for the year as per the lease agreement, has been recognised on a straight line basis as Network Expenses and corresponding amount is included in Sundry Creditors.

16 Particulars of Derivative Instruments

Particulars of Derivative Instruments acquired for hedging	**For the year ended 31st March, 2009** No. of Instruments	**Value** (USD in crore)	**Value** (Rs. in crore)	For year ended 31st March, 2008 No. of Instruments	Value (USD in crore)	Value (Rs. in crore)
Principal Only Swap	**6**	**6.00**	**304.32**	10	11.70	469.55
Currency Swaps	**7**	**7.40**	**375.13**	7	7.40	296.73
Interest Rate Swaps FC	**23**	**119.50**	**6,061.04**	33	99.60	3,995.95
Interest Rate Swaps INR	**28**	**16.76**	**850.00**	27	30.96	1,242.00
Options FC	**22**	**63.80**	**3,236.12**	34	147.59	5,921.11
Options INR	**2**	**15.00**	**760.80**	12	61.00	2,447.32

No derivative instruments are acquired for speculation purpose.

Notes on Accounts to Balance Sheet as at 31st March, 2009 and Profit and Loss Account for the year ended on that date

In respect of Foreign Currency Swap and Interest Rate Swap transactions, which are linked with LIBOR rates and exchange rate during the period of contract, gains/ losses are recognised on the settlement day or the reporting day, whichever is earlier, at the rate prevailing on respective day.

Foreign Currency exposures that are not hedged by derivative instruments or otherwise are USD 200.60 crore (Previous year USD 270.40 crore), equivalent to Rs.10,173.89 crore (Previous year Rs. 10,848.00 crore).

Above exposure status does not include the effects of accruals.

The unamortised premium of Buyers' Credit to be recognised is Rs. 14.71 crore (Previous year Rs.21.87 crore) for one or more subsequent accounting periods.

17 Export Commitments

The Company has obtained licenses/ authorisations under the Export Promotion Capital Goods (EPCG) Scheme for importing capital goods at a concessional rate of customs duty against submission of bonds.

Under the terms of the respective licenses/ authorisations, the Company is required to export goods of FOB value equivalent to or more than, eight times the amount of duty saved in respect of such licenses/ authorisations, where export obligation has been refixed by the order of Director General Foreign Trade, Ministry of Commerce and Industry, Government of India, as applicable.

Balance export obligations outstanding as on 31st March, 2009 under the aforesaid licenses/ authorisations is Rs. 775.00 crore (Previous year Rs. 678.54 crore).

18 Segment Performance

Disclosure as per Accounting Standard ("AS") 17 "Segment Reporting" is reported in Consolidated Accounts of the Company. Therefore, the same has not been separately disclosed in line with the provisions of AS.

19 Employee Benefits

Gratuity : In accordance with the applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (Gratuity Plan) for all employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, an amount based on respective employee's last drawn salary and for the years of employment with the Company.

The following table sets out the status of the Gratuity Plan as required under Accounting Standard ("AS") 15 (Revised) "Employee Benefits" (Revised).

(i) Reconciliation of opening and closing balances of the present value of the defined benefit obligation

(Rs. in crore)

Particulars	**Gratuity * As at 31st March, 2009**	Gratuity * As at 31st March, 2008	**Leave Encashment As at 31st March, 2009**	Leave Encashment As at 31st March, 2008
Obligation at beginning of the year	**23.24**	14.60	**100.12**	77.80
Service Cost	**6.45**	4.75	**45.51**	40.94
Interest Cost	**2.09**	1.32	**5.11**	6.03
Actuarial (gain)/ loss	**(0.02)**	3.76	**1.25**	(3.09)
Benefits Paid	**(2.58)**	(1.19)	**(54.31)**	(21.55)
Obligation at end of the year	**29.18**	23.24	**97.68**	100.12

* Defined benefit obligation liability as at the Balance Sheet date is wholly funded by the Company

(ii) Change in plan assets

Particulars	**Gratuity * As at 31st March, 2009**	Gratuity * As at 31st March, 2008	**Leave Encashment As at 31st March, 2009**	Leave Encashment As at 31st March, 2008
Plan assets at the beginning of the year, at fair value	**23.58**	11.06	**-**	-
Expected return on plan assets	**2.12**	1.00	**-**	-
Actuarial (gain)/ loss	**(1.95)**	0.50	**-**	-
Contributions	**0.06**	12.21	**54.31**	21.55
Benefits	**(2.58)**	(1.19)	**(54.31)**	(21.55)
Plan assets at the end of the year at fair value	**21.23**	23.58	**-**	-

(iii) Reconciliation of present value of the obligation and the fair value of the plan assets

Particulars	**Gratuity * As at 31st March, 2009**	Gratuity * As at 31st March, 2008	**Leave Encashment As at 31st March, 2009**	Leave Encashment As at 31st March, 2008
Fair value of plan assets at the end of the year	**21.23**	23.58	**97.68**	100.12
Present value of the defined benefit obligation at the end of the year	**29.18**	23.24	**-**	-
Liability recognized in the Balance Sheet	**7.95**	(0.34)	**97.68**	100.12

Notes on Accounts to Balance Sheet as at 31st March, 2009 and Profit and Loss Account for the year ended on that date

(Rs. in crore)

	Particulars	**Gratuity As at 31st March, 2009**	Gratuity As at 31st March, 2008	**Leave Encashment As at 31st March, 2009**	Leave Encashment As at 31st March, 2008
(iv)	**Cost for the period**				
	Service Cost	**6.45**	4.75	**45.51**	40.94
	Interest Cost	**2.09**	1.32	**5.11**	6.03
	Expected return on plan assets	**(2.12)**	(1.00)	**NA**	NA
	Actuarial (gain)/ loss	**1.93**	3.26	**1.25**	(3.09)
	Net Cost	**8.35**	8.34	**51.87**	43.88
(v)	**Investment details of plan assets**				
	100% of the plan assets are invested in Balanced Fund Instruments				
(vi)	**Actual return on plan assets**	**0.17**	1.50		
(vii)	**Assumptions**				
	Interest rate	**7.00%**	9.00%	**7.00%**	9.00%
	Estimated return on plan assets	**7.00%**	9.00%	**7.00%**	9.00%
	Salary growth rate	**6.00%**	8.20%	**6.00%**	8.20%

The estimates, of future salary increases, considered in actuarial valuation, take into account inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market.

Provident Fund : The guidance on implementing Accounting Standards ("AS") 15 "Employee Benefits" (revised 2005) issued by the ICAI states that the benefits involving employer established Provident Fund, which require interest shortfalls to be recompensed are to be considered defined benefit plans. The actuary of the Company has expressed his inability to reliably measure provident fund liabilities. Accordingly, the Company is unable to provide the related information.

20 Disclosure under Micro, Small and Medium Enterprises Development Act, 2006

Under the Micro, Small & Medium Enterprises Development Act, 2006 (MS&MED) which came into force from 2nd October 2006, certain disclosures are required to be made relating to Micro, Small & Medium Enterprises (MS&ME). On the basis of the information and records available with the Company, the following disclosures are made for the amounts due to the Micro and Small enterprises.

(Rs. in crore)

		As at 31st March, 2009	As at 31st March, 2008
(i)	Principal amount due to any supplier as at the year end	**28.18**	4.68
(ii)	Interest due on the principal amount unpaid at the year end to any supplier	**0.45**	0.05
(iii)	Amount of Interest paid by the Company in terms of Section 16 of the MS&MED, along with the amount of the payment made to the supplier beyond the appointed day during the accounting year	**-**	-
(iv)	Payment made to the enterprises beyond appointed date under Section 16 of MS&MED	**13.31**	12.16
(v)	Amount of Interest due and payable for the period of delay in making payment, which has been paid but beyond the appointed day during the year, but without adding the interest specified under MS&MED	**0.26**	0.28
(vi)	The amount of interest accrued and remaining unpaid at the end of each accounting year; and	**0.71**	0.33
(vii)	The amount of further interest remaining due and payable even in the succeeding years, until such date when the interest due as above is actually paid to the small enterprise, for the purpose of disallowance as a deductible expenditure under Section 23 of the MS&MED	**0.33**	-

21 Earnings per Share (EPS)

	As at 31st March, 2009	As at 31st March, 2008
Basic and Diluted EPS		
(i) Profit/ (Loss) attributable to Equity Shareholders before Exceptional Items (Rs. in crore) (Numerator used for calculation of Basic EPS)	**1,342.84**	2,602.62
(ii) Profit/ (Loss) attributable to Equity Shareholders before Exceptional Items (Rs. in crore) (Numerator used for calculation of Dilutive EPS)	**1,342.84**	2,225.25
(iii) Profit/ (Loss) attributable to Equity Shareholders after Exceptional Items (Rs. in crore) (Numerator used for calculation of Basic EPS)	**4,802.67**	2,586.45
(iv) Profit/ (Loss) attributable to Equity Shareholders after Exceptional Items (Rs. in crore) (Numerator used for calculation of Dilutive EPS)	**4,802.67**	2,209.08
(v) Weighted average number of Equity Shares (used as denominator for calculating Basic EPS)	**2,064,026,881**	2,052,028,972
(vi) Add: Effect of potential Equity Shares to be issued under FCCBs	**91,120,244**	105,453,968
(vii) Add: Effect of potentially dilutive Equity Shares under ESOS	**-**	5,780,192
(viii) Weighted average number of Equity Shares (used as denominator for calculating Diluted EPS)	**2,155,147,125**	2,163,263,132
(ix) Basic Earnings per Share of Rs. 5 each (Rs.) before Exceptional Items	**6.51**	12.68
(x) Diluted Earnings per Share of Rs. 5 each (Rs.) before Exceptional Items	**6.23**	10.29
(xi) Basic Earnings per Share of Rs. 5 each (Rs.) after Exceptional Items	**23.27**	12.60
(xii) Diluted Earnings per Share of Rs. 5 each (Rs.) after Exceptional Items	**22.28**	10.21

22 Loans and Advances in the nature of loans to Subsidiary Companies

(Rs. in crore)

	As at 31st March, 2009	As at 31st March, 2008	Maximum Balance during the year	Maximum Balance during the previous year
(i) Reliance Gateway Net Limited	**-**	977.67	**977.67**	977.67
(ii) Reliance Webstore Limited	**460.88**	897.36	**951.04**	1,368.25
(iii) Netizen Rajasthan Limited	**7.20**	7.20	**7.20**	7.20
(iv) Gateway Net Trading Pte. Limited	**10.14**	-	**10.14**	-
(v) Reliance Telecom Limited	**1,164.00**	388.91	**1,178.22**	1,471.39
(vi) Campion Properties Limited	**90.83**	59.37	**90.83**	59.37
(vii) Reliance Communications Infrastructure Limited	**30.49**	2,067.57	**2,167.57**	2,073.59
(viii) Reliance Infocomm Infrastructure Private Limited	**767.30**	1,175.64	**1,175.64**	1,175.64
(ix) Reliance Big TV Limited	**137.83**	78.11	**193.11**	78.11
(x) Reliance Infratel Limited (Refer Note 5(ii), Schedule Q)	**6,975.21**	-	**6,975.21**	1,210.00
(xi) Reliance Tech Services Private Limited	**3.63**	-	**65.63**	-
	9,647.51	5,651.83	**13,792.26**	8,421.22

Loans and Advances to subsidiaries are interest free loans, where there is no repayment schedule and are repayable on demand.

23 Employee Stock Option Scheme

The Company operates two Employee Stock Option Plans; ESOS Plan 2008 and ESOS Plan 2009, which cover eligible employees of the Company, the Holding Company and its Subsidiaries. ESOS Plans are administered through an ESOS Trust. The vesting of the options is on the expiry of one year from the date of grant as per Plan under the respective ESOS(s). In respect of Options granted, the accounting value of Options (based on market price of the share on the date of the grant of the option) is accounted as deferred employee compensation, which is amortised on a straight line basis over the vesting period. Each Option entitles the holder thereof to apply for and be allotted one Equity Share of the Company of Rs. 5 each upon payment of the exercise price during the exercise period. The maximum Exercise Period is 10 years from the date of grant of options.

The Company has established a Trust for the implementation and management of ESOS for the benefit of its present and future employees. Advance of Rs. 159.00 crore has been granted to the Trust. Rs. 154.91 crore has been utilised by the Trust for purchasing 92 lac Equity Shares during the period upto 31st March, 2009.

Amortization of compensation includes a further charge of Rs. 7.47 crore (Previous year Rs.16.17 crore) based on intrinsic value Options which have been vested under ESOS Plan 2008. Amount earlier charged in respect of surrendered Options under ESOS Plan 2008 have been reversed during the year. No amount is chargeable in respect of Options granted under ESOS Plan 2009.

Particulars	Employees Stock Option Plans			
	PLAN 2008		PLAN 2009	
	Number of Options	Weighted average exercise price (Rs.)	Number of Options	Weighted average exercise price (Rs.)
No. of Options outstanding at the beginning of the year	14,991,185	371.24	Nil	-
Number of Options granted	Nil	-	13,217,975	206.00
Total number of Options surrendered	13,217,975	369.10	Nil	-
Number of Options vested during the year	1,607,320	394.06	Nil	-
Total number of Options exercised	Nil	-	Nil	-
Total number of Options forfeited/ lapsed	1,65,890	382.98	1,938,980	206.00
No. of Options outstanding at the end of the year	1,607,320	394.06	11,278,995	206.00

If the entity would have estimated fair value computed on the basis of Black-Scholes pricing model, the compensation cost for the year ended 31st March, 2009 for ESOS Plan 2008 and ESOS Plan 2009 would have been higher by Rs. 6.64 crore and Rs.9.25 crore respectively. The key assumptions used to estimate the fair value of options are given below.

Particulars	ESOS Plan 2008	ESOS Plan 2009
Risk-free interest rate	7.27%	5.00%
Expected life	1 year	1 year
Expected volatility	37.58%	70.00%
Expected dividend yield	0.1386%	0.4301%
Price of the underlying share in market at the time of option grant	Rs. 541.15	Rs. 174.00

24 Exceptional Items

(i) The Company holds foreign currency denominated Redeemable Preference Shares, of its Subsidiaries; Reliance Globalcom BV (RGBV) and Gateway Net Trading Pte. Limited (GNTPL). The said investments qualify as monetary assets under Accounting Standard ("AS") 11 "Effects of changes in foreign exchange rates". As required by the AS, the said monetary assets have been restated on the basis of closing rate of foreign currency as at 31st March, 2009. The total difference being financial charges of Rs. 704.16 crore out of which Rs. 404.03 crore relatable to the period ended upto 31st March, 2008 have been reflected under Exceptional Items.

(ii) Amortisation of compensation of Rs. 7.47 crore under ESOS Plan 2008 as mentioned in Note 23 above.

(iii) Profit on transfer of OFC Undertaking of Rs. 3,063.27 crore as mentioned in Note 5 (ii) above.

25 Recovery of Expenses

Expenses under the heads Provision for Employees Cost and Other Expenses are net of recoveries for common cost from Reliance Communications Infrastructure Limited (RCIL), a Wholly Owned Subsidiary of the Company. Such amounts recovered for the year amount to Rs. 133.05 crore for Employee Cost and Rs. 500.28 crore for Sales and General Administration Expenses comprising of Rs. 87.50 crore for Advertising Expenses, Rs. 332.10 crore for Customer Acquisition and Customer Care, Rs. 80.68 crore for Selling and Marketing. Similarly, the Company has also collected interest, equivalent to its cost of funds, from RCIL and Reliance Telecom Limited (RTL) amounting to Rs. 116.72 crore and Rs. 445.17 crore respectively for the year ended 31st March, 2009.

Notes on Accounts to Balance Sheet as at 31st March, 2009 and Profit and Loss Account for the year ended on that date

26 License Fees

The Company accounts for its liabilities in respect of Licence Fees payable by way of Revenue Share to be computed on the Gross Revenue of the Company after taking into account the decision of the Telecom Disputes Settlement And Appellate Tribunal (the TDSAT) dated 30th August, 2007 specifying that revenues not related to UAS and Other Licences under which the Company operates are not to be included in the computation of Revenue Share. The TDSAT has, by its decision dated 26th March, 2009 applied the said decision dated 30th August, 2007 to the Company. The decision of the TDSAT is the subject matter of Appeal pending before the Supreme Court. No provision is considered necessary in this regard.

27 Financial Statements of Subsidiary Companies

The Ministry of Corporate Affairs, Government of India vide its Order No.47/51/2009-CL-III dated 13th February, 2009 issued under Section 212 (8) of the Companies Act, 1956 has exempted the Company from attaching the Balance Sheets, Profit and Loss Accounts, Cash Flow Statements and other documents of its subsidiaries under Section 212(1) of the Companies Act, 1956. As per the order, key details of each subsidiary is attached.

28 Related Parties

As per Accounting Standard ("AS") 18,' Related Party Disclosures ' prescribed under the Accounting Standard Rules, the disclosure of transactions with the related parties are given below.

A List of Related Parties; where control exists

Sr. No.	Name of the Subsidiary Companies (direct and step down subsidiaries)
1	Reliance Communications Infrastructure Limited
2	Reliance Infratel Limited
3	Netizen Rajasthan Limited
4	Reliance Mobile Limited
5	Matrix Innovations Limited
6	Reliance Telecom Limited
7	Reliance Global IDC Limited
8	Reliance Big TV Limited
9	Campion Properties Limited
10	Reliance Infocomm Infrastructure Private Limited
11	Reliance Digital Home Services Limited
12	Reliance Webstore Limited
13	RelianceTech Services Private Limited
14	Reliance WiMax Limited (formerly Gateway Systems (India) Limited)
15	Reliance Communications Investment and Leasing Limited
16	Reliance Gateway Net Limited (upto 31st March, 2009), a Subsidiary of the Company has been merged into the Company. The Scheme is effective from 13th July, 2009, whereas Appointed Date of the Scheme is 31st March, 2009.
17	Access Guinea SARL (w.e.f. 10th September, 2008)
18	Anupam Global Soft (U) Limited
19	Equatorial Communications Limited (w.e.f. 18th December, 2008)
20	Equatorial Communications SARL (w.e.f. 18th December, 2008)
21	Euronet Spain SA (w.e.f. 25th May, 2008)
22	FLAG Access India Private Limited
23	FLAG Atlantic UK Limited
24	FLAG Holdings (Taiwan) Limited - Board Control
25	FLAG Pacific Limited
26	FLAG Telecom (Taiwan) Limited
27	FLAG Telecom Asia Limited
28	FLAG Telecom Belgium Network SA
29	FLAG Telecom Deutschland GmbH
30	FLAG Telecom Development Limited
31	FLAG Telecom Development Services Company LLC
32	FLAG Telecom Espana Network SAU
33	FLAG Telecom Espana SA (Ceased on 13th March, 2009)
34	FLAG Telecom Group Services Limited
35	FLAG Telecom Hellas AE
36	FLAG Telecom Ireland Network Limited
37	FLAG Telecom Japan Limited
38	FLAG Telecom Nederland BV
39	FLAG Telecom Network Services Limited
40	FLAG Telecom Network USA Limited
41	FLAG Telecom Servizi Italia SpA
42	FLAG Telecom Singapore Pte. Limited
43	FLAG Telecom Taiwan Services Limited
44	FLAGWEB Limited
45	Gateway Net Trading Pte Limited (w.e.f. 1st October, 2008)
46	Interconnect Brazzaville S.A. (w.e.f. 21st October, 2008)
47	Lagerwood Investments Limited - Board Control
48	Net Direct SA (Proprietary) Limited (w.e.f. 25th May, 2008)
49	RCOM Malaysia SDN. BHD.
50	Reliance Communications (Australia) Pty. Limited
51	Reliance Communications (Hong Kong) Limited.
52	Reliance Communications (New Zealand) Pte. Limited
53	Reliance Communications (Singapore) Pte. Limited
54	Reliance Communications (UK) Limited
55	Reliance Communications Canada Inc.
56	Reliance Communications International Inc.
57	Reliance FLAG Atlantic France SAS
58	Reliance FLAG Pacific Holdings Limited (formerly FLAG Pacific Holdings Limited)
59	Reliance FLAG Telecom Ireland Limited
60	Reliance Globalcom (UK) Limited

61 Reliance Globalcom BV (formerly Reliance Infocom BV)
62 Reliance Globalcom Limited
63 Reliance Globalcom Services Inc.
64 Reliance Infocom Inc.
65 Reliance Netway Inc.
66 Reliance Telecom Infrastructure (Cyprus) Holdings Limited - Board Control
67 Reliance WiMAX World BV (w.e.f. 26th August, 2008)
68 Reliance WiMAX World BVI (formerly eWave World Limited)
(w.e.f. 4th April, 2008)
69 Reliance WiMAX World LLC (w.e.f. 23rd September, 2008)
70 Reliance WiMAX World Limited (w.e.f. 11th August, 2008)
71 Relilance Communications Inc.
72 Reliance WiMAX Cameroon B. V. (w.e.f. 18th December, 2008)
73 Reliance WiMAX Congo-Brazzaville B.V. (w.e.f. 21st October, 2008)
74 Reliance WiMAX Guinea B. V. (w.e.f. 10th September, 2008)
75 Reliance WiMAX Sierra Leone B. V. (w.e.f. 18th December, 2008)
76 Seoul Telenet Inc. - Board Control
77 Vanco (Asia Pacific) Pte Limited (w.e.f. 25th May, 2008)
78 Vanco (Shanghai) Co. Limited (w.e.f. 25th May, 2008)
79 Vanco ApS (w.e.f. 25th May, 2008)
80 Vanco Australasia PTY Limited. (w.e.f. 25th May, 2008)
81 Vanco Benelux BV (w.e.f. 25th May, 2008)
82 Vanco BV (w.e.f. 25th May, 2008)
83 Vanco Deutschland GmbH (w.e.f. 25th May, 2008)
84 Vanco EpE (w.e.f. 25th May, 2008)
85 Vanco Euronet Sro (w.e.f. 25th May, 2008)
86 Vanco Global Limited (w.e.f. 25th May, 2008)
87 Vanco GmbH (w.e.f. 25th May, 2008)
88 Vanco Hong Kong Solutions Limited (w.e.f. 25th May, 2008)
89 Vanco (India) Private Limited (w.e.f. 25th May, 2008)
90 Vanco International Limited (w.e.f. 25th May, 2008)
91 Vanco Japan KK (w.e.f. 25th May, 2008)
92 Vanco Net Direct Limited (w.e.f. 25th May, 2008)
93 Vanco NV (w.e.f. 25th May, 2008)
94 Vanco Row Limited (w.e.f. 25th May, 2008)
95 Vanco SAS (w.e.f. 25th May, 2008)
96 Vanco Solutions Inc (w.e.f. 25th May, 2008)
97 Vanco South America Ltda (w.e.f. 25th May, 2008)
98 Vanco Sp Zoo (w.e.f. 25th May, 2008)
99 Vanco Srl (w.e.f. 25th May, 2008)
100 Vanco Sweden AB (w.e.f. 25th May, 2008)
101 Vanco Switzerland AG (w.e.f. 25th May, 2008)
102 Vanco UK Limited (w.e.f. 25th May, 2008)
103 Vanco US, LLC (w.e.f. 25th May, 2008)
104 VNO Direct Limited (w.e.f. 25th May, 2008)
105 WANcom GmbH (w.e.f. 25th May, 2008)
106 Yipes Holdings Inc.
107 Yipes Systems Inc.
108 YTV Inc.
109 Flag Telecom Korea Limited (Ceased on 31st December, 2008)
110 Vanco Net Direct Ltd., Ireland (w.e.f. 25th May, 2008)
111 Reliance Vanco Group Limited (formerly Vanco Group Limited)(w.e.f. 25th May, 2008)
112 FLAG Telecom France Services Eurl, France (Ceased on 2nd April, 2008)
113 FLAG Telecom France Network SAS (Ceased on 2nd April, 2008)

Holding Companies

114 Reliance Innoventures Private Limited (Ultimate Holding Company)
115 AAA Communication Private Limited

Individuals

Promoters

116 Shri Anil D. Ambani, the person having control during the year

Manager

117 Shri Hasit Shukla

B List of Other Related Parties; where there have been transactions

Associate Company

1 Warf Telecom International Private Limited

Fellow Subsidiaries

2 Reliance Capital Limited
3 Reliance General Insurance Company Limited

Disclosure in respect of transactions which are more than 10% of the total transactions of the same type with a related party during the year

1 Fixed assets acquired during the year include Rs. 5.01 crore from Reliance FLAG Atlantic France SAS, Rs. 43.34 crore from Reliance Tech Services Private Limited and Rs. 932.87 crore from Reliance Infratel Limited. *(Previous year - Fixed assets acquired include Rs. 34.00 crore from Reliance FLAG Atlantic France SAS, Rs. 83.20 crore from Reliance Communications Infrastructure Limited and Rs. 164.99 crore from Reliance Infratel Limited).*

During the year, the Company has acquired the Optic Fibre Undertaking of Reliance Communications Infrastructure Limited (RCIL), a wholly owned subsidiary of the Company, comprising, as on 1st April, 2008, of ducts, dark optical fibre cables including all other assets comprising *inter alia* of construction machinery, rights, powers, authorities, interests and privileges in all property, moveable and immoveable and all other future rights and interest, arising out of such property, forming part of the network laid by RCIL on pan India routes, on a going concern basis, for a token consideration of Rs. 5 crore.

During the year, the Company has transferred the Optic Fibre Undertaking to Reliance Infratel Limited under the Scheme (Refer Note 5 (ii), Schedule Q).

2 Loans and Advances include loan granted during the year of Rs. 1,554.21 crore to Reliance Telecom Limited, Rs.1,238.13 crore to Reliance Communications Infrastructure Limited, Rs. 890.79 crore to Reliance Webstore Limited, Rs. 31.46 crore to Campion Properties Limited, Rs. 2,543.54 crore to Reliance Infratel Limited, Rs. 206.49 crore to Reliance Big TV Limited, Rs. 793.02 crore to Reliance Infocomm Infrastructure Private Limited, Rs. 71.89 crore to Reliance Tech Services Private Limited and Rs. 6,718.94 crore, as per the Scheme of Arrangement, to Reliance Infratel Limited and repaid during the year Rs. 3,275.20 crore by Reliance Communications Infrastructure Limited, Rs. 1,327.27 crore by Reliance Webstore Limited, Rs. 1,201.36 crore by Reliance Infocomm Infrastructure Private Limited, Rs. 146.78 crore by Reliance Big TV Limited, Rs. 779.12 crore by Reliance Telecom Limited, Rs. 2,287.27 crore by Reliance Infratel Limited, Rs.68.25 crore by Reliance Tech Services Private Limited and converted into Equity Shares Rs. 977.62 crore by Reliance Gateway Net Limited. *(Previous year - Loans and Advances include loan granted during year Rs. 1,434.63 crore to Reliance Communications Infrastructure Limited, Rs. 102.00 crore to Reliance Telecom Limited, Rs. 300.30 crore to Reliance Webstore Limited, Rs. 22.59 crore to Campion Properties Limited, Rs. 545.64 crore to Reliance Infocomm Infrastructure Private Limited, Rs. 1,210 crore to Reliance Infratel Limited, Rs. 81.11 crore to Reliance Big TV Limited. and repaid during the year Rs. 871.65 crore by Reliance Communications Infrastructure Limited. Rs. 981.18 crore by Reliance Telecom Limited, Rs. 531.03 crore by Reliance Webstore Limited, Rs.1,210 crore by Reliance Infratel Limited, Rs. 3.00 crore by Reliance Big TV Limited).*

3 Deposits include deposits granted during the year of Rs. 26,102.34 crore to Reliance Communications Infrastructure Limited and repaid during the year of Rs. 24,797.93 crore by Reliance Communications Infrastructure Limited and converted into Equity Shares Rs. 1,001 crore by Reliance Communications Infrastructure Limited, pursuant to the Scheme of Arrangement between Reliance Communications Infrastructure Limited and Reliance Telecom Limited, the deposit of Rs. 6,715.49 crore transferred to Reliance Telecom Limited from Reliance Communications Infrastructure Limited. *(Previous year - Deposit includes deposits granted during the year of Rs. 14,659.45 crore to Reliance Communications Infrastructure Limited and repaid during the year of Rs. 16,831.39 crore by Reliance Communications Infrastructure Limited).*

4 Sundry Debtors include Rs. 298.53 crore from Reliance Communications Inc., Rs. 99.67 crore from FLAG Telecom Ireland Network Limited, Rs. 42.28 crore from Reliance Communications Infrastructure Limited, Rs. 61.03 crore from Reliance Communications International Inc., Rs. 4.57 crore from Reliance Communications Canada Inc., Rs. 0.20 crore from Reliance Wimax Limited (formerly Gateway Systems (India) Limited), Rs. 47.96 crore from Reliance Telecom Limited and Rs. 6.94 crore from Reliance Big TV Limited. *(Previous year - Sundry Debtors include Rs. 103.29 crore from Reliance Communications Inc., Rs. 60.99 crore from Reliance FLAG Telecom Ireland Limited and Rs. 6.11 crore from Reliance Telecom Limited).*

5 Advances include Rs. 18.16 crore to Reliance Big TV Limited, Rs. 23.58 crore to Reliance Infocomm Infrastructure Private Limited, Rs. 21.53 crore to Reliance Flag Atlantic France SAS, Rs. 0.08 crore to Reliance Communications Investment and Leasing Limited, Rs. 1,582.78 crore to Reliance Communications Infrastructure Limited, Rs. 6.62 crore to Alcatel-Lucent Managed Solutions India Private Limited, a Joint Venture (JV) and Rs. 20.95 crore to Reliance General Insurance Company Limited. *(Previous year - Advances include Rs. 90.92 crore to Reliance Webstore Limited, Rs. 15.52 crore to Reliance Big TV Limited, Rs. 16.27 crore to Reliance General Insurance Company Limited).*

6 Sundry Creditors include Rs. 234.99 crore to Reliance FLAG Atlantic France SAS, Rs. 1,265.36 crore to Reliance Infratel Limited, Rs. 9.95 crore to Reliance Webstore Limited, Rs. 12.43 crore to Reliance Communications (UK) Limited, Rs. 15.87 crore to Reliance Tech Services Private Limited, Rs. 4.15 crore to Reliance Infocom Inc., Rs. 17.94 crore to Gateway Net Trading Pte. Ltd., Rs. 0.47 crore to Reliance Communications Inc., Rs. 0.63 crore to Reliance Communications International Inc., Rs. 0.12 crore to Reliance Wimax Limited (formerly Gateway Systems (India) Limited) Rs. 3.41 crore to Reliance Capital Limited and Rs. 14.61 crore to Reliance Infocomm Infrastructure Private Limited, Rs. 36.88 crore to Alcatel-Lucent Managed Solutions India Private Limited, a JV *(Previous year - Sundry Creditors include Rs. 643.89 crore to Reliance Communications Infrastructure Limited, Rs. 64.13 crore to Reliance FLAG Atlantic France SAS, Rs. 17.06 crore to Reliance FLAG Telecom Ireland Limited, Rs. 463.06 crore to Reliance Infratel Limited, Rs. 35.07 crore to Reliance Communications International Inc.).*

7 Turnover includes Rs. 476.19 crore from Reliance Communications Infrastructure Limited, Rs. 596.17 crore from Reliance Communications Inc., Rs. 227.16 crore from Reliance Communications International Inc., Rs. 76.04 crore from Reliance Webstore Limited, Rs. 22.82 crore from Flag Telecom Ireland Network Limited, Rs. 4.91 crore from Reliance Communications Canada Inc., Rs. 0.62 crore from Reliance Wimax Limited, Rs. 8.83 crore from Reliance Big TV Limited, Rs. 313.65 crore from Reliance Telecom Limited and Rs. 1.47 crore from Reliance Communication (UK) Limited. *(Previous year -Turnover includes Rs. 379.23 crore from Reliance Communications Infrastructure Limited, Rs. 789.95 crore from Reliance Communications Inc., Rs. 102.83 crore from Reliance Communications International Inc., Rs. 13.90 crore from Reliance FLAG Telecom Ireland Limited, Rs. 165.30 crore from Reliance Telecom Limited and Rs. 64.75 crore from Reliance Webstore Limited).*

8 Expenditure includes Access Charges; Rs. 83.85 crore to Reliance Communications Inc., Rs. 91.11 crore to Reliance Telecom Limited, Network Operation Expenses; Rs. 2,749.23 crore to Reliance Infratel Limited, Rs. 120.85 crore to Reliance FLAG Atlantic France SAS, Rs. 1.27 crore to Reliance Telecom Limited, Rs.3.92 crore to Reliance Communications Infrastructure Limited and Rs.0.95 crore to Reliance Communications (UK) Limited, Selling and Marketing expenses; Rs. 87.26 crore to Reliance Communications Infrastructure Limited, Rs. 171.04 crore to Reliance Webstore Limited, General and Administrative Expense;

Rs. 171.07 crore to Reliance Communications Infrastructure Limited, Rs. 43.51 crore to Reliance Infocomm Infrastructure Private Limited, Rs. 15.18 crore to Reliance Tech Services Private Limited, Rs.63.37 crore to Alcatel-Lucent Managed Solutions India Private Limited, a JV, Rs.17.20 crore to Reliance General Insurance Company Limited, Professional Fees; Rs. 1.09 crore to Reliance Infocom Inc., Rent, Rates and Taxes; Rs. 5.87 crore to Reliance Capital Limited. Finance charges includes Rs 445.17 crore receivable from Reliance Telecom Limited and Rs. 116.72 crore receivable from Reliance Communications Infrastructure Limited.

Expenditure under the heads Provision for Employees Cost and Other Expenses are net of recoveries for common cost from Reliance Communications Infrastructure Limited (RCIL), a Wholly Owned Subsidiary of the Company (Refer Note 25, Schedule Q).

(Previous year - Expenditure includes Access Charges Rs. 44.59 crore to Reliance Communications Inc., Rs. 47.67 crore to Reliance Telecom Limited . Network Operation Expenses Rs. 936.19 crore to Reliance Infratel Limited, Rs. 61.97 crore to Reliance Communications Infrastructure Limited, Rs. 37.13 crore to Reliance FLAG Atlantic France SAS, Rs. 8.91 crore to Reliance Globalcom Limited, Bermuda, Selling and Marketing expenses Rs. 91.63 crore to Reliance Communications Infrastructure Limited and Rs. 96.43 crore to Reliance Webstore Limited, Professional Fees Rs. 1.71 crore to Reliance Infocom Inc., General and Administrative Expense Rs. 146.31 crore to Reliance Communications Infrastructure Limited, Rs. 61.17 crore to Reliance Infocomm Infrastructure Private Limited, Rs. 17.23 crore to Reliance General Insurance Company Limited, Rent, Rates and Taxes Rs. 4.41 crore to Reliance Capital Limited).

9 Financial Guarantee issued includes Rs. 69.80 crore to Reliance Globalcom BV. *(Previous year - Rs. 69.80 crore to Reliance Globalcom BV).*

10 Corporate Guarantee issued to the Banks include Rs. 102.00 crore for Reliance Telecom Limited, Rs. 3,123.93 crore for Reliance Infratel Limited, Rs. 2,422.20 crore for Gateway Net Trading Pte. Limited. *(Previous year - Rs. 2,956.00 crore Reliance Infratel Limited).*

11 The Non Executive Directors are also proposed to be remunerated by way of commission not exceeding Rs. 0.60 crore for the year commencing 1st April, 2008 to 31st March, 2009 as decided by the Nomination/ Remuneration Committee and the Board of Directors of the Company, at their meeting held on 8th August, 2009 including allocation to the individual directors. *(Previous year - Rs.30.60 crore).*

12 The Company has collected interest, equivalent to its cost of funds, from Reliance Communications Infrastructure Limited and Reliance Telecom Limited amounting to Rs. 116.72 crore and Rs. 445.17 crore for the year ended 31st March, 2009. *(Previous year - Rs. Nil).*

Transactions with Related Parties during the period 1st April, 2008 to 31st March, 2009

(Rs. in crore)

Sr. No.	Nature of Transaction	Subsidiaries	Associates	Fellow Subsidiaries	Others	Total
(A)	**Investments**					
	Balance as at 1st April, 2008	13,821.84 (5,358.51)	22.30 (17.40)	- -	- -	**13,844.14** (5,375.91)
	Purchased/ adjusted during the year	2,130.29 (3,983.57)	- (4.90)	- -	- -	**2,130.29** (3,988.47)
	Purchased/ adjusted during the year on account of Revaluation/ Forex Revaluation	809.46 (4,487.84)	- -	- -	- -	**809.46** (4,487.84)
	Purchased/ adjusted/ fair valued as per the Scheme of Arrangement	16,677.19 (0.02)	- -	- -	- -	**16,677.19** (0.02)
	Sold/ adjusted as per the Scheme of Arrangement	2,096.43 (8.10)	- -	- -	- -	**2,096.43** (8.10)
	Balance as at 31st March, 2009	31,342.35 (13,821.84)	22.30 (22.30)	- -	- -	**31,364.65** (13,844.14)
(B)	**Purchase of Assets**	981.23 (282.19)	- -	- -	- -	**981.23** (282.19)

Notes on Accounts to Balance Sheet as at 31st March, 2009 and Profit and Loss Account for the year ended on that date

(Rs. in crore)

Sr. No.	Nature of Transaction	Subsidiaries	Associates	Fellow Subsidiaries	Others	Total
(C)	**Sundry Debtors**	561.17	-	-	-	**561.17**
		(174.42)	-	-	-	(174.42)
(D)	**Loans and Advances**					
	(i) Loans given					
	Balance as at 1st April, 2008	5,651.83	-	-	-	**5,651.83**
		(5,561.78)	-	-	-	(5,561.78)
	Given during the year	7,339.67	-	-	-	**7,339.67**
		(3,696.28)				(3,696.28)
	Given/ adjusted during the year as per the Scheme of Arrangement	6,718.94	-	-	-	**6,718.94**
		-	-	-	-	-
	Repaid/ adjusted during the year	10,062.88	-	-	-	**10,062.88**
		(3,606.23)	-	-	-	(3,606.23)
	Repaid/ adjusted during the year as per the Scheme of Arrangement	0.05	-	-	-	**0.05**
		-	-	-	-	-
	Balance as at 31st March, 2009	9,647.51	-	-	-	**9,647.51**
		(5,651.83)				(5,651.83)
	(ii) Deposits					
	Balance as at 1st April, 2008	8,009.52	-	-	-	**8,009.52**
		(10,181.46)	-	-	-	(10,181.46)
	Given during the year	26,102.34	-	-	-	**26,102.34**
		(14,659.45)	-	-	-	(14,659.45)
	Given/ adjusted during the year as per the Scheme of Arrangement	6,715.49	-	-	-	**6,715.49**
		-	-	-	-	-
	Repaid during the year	25,798.93	-	-	-	**25,798.93**
		(16,831.40)	-	-	-	(16,831.40)
	Repaid/ adjusted during the year as per the Scheme of Arrangement	6,715.49	-	-	-	**6,715.49**
		-	-	-	-	-
	Balance as at 31st March, 2009	8,312.93	-	-	-	**8,312.93**
		(8,009.51)	-	-	-	(8,009.51)
	(iii) Advances	1,646.26	6.62	20.95	-	**1,673.83**
		(106.54)	-	(16.31)	-	(122.85)
(E)	**Sundry Creditors**	1,576.52	36.88	3.41	-	**1,616.81**
		(1,239.91)	-	(8.38)	-	(1,248.29)
(F)	**Turnover**	2,289.76	-	-	-	**2,289.76**
		(1,522.37)	-	-	-	(1,522.37)
(G)	**Expenditure**					
	Access Charges	174.96	-	-	-	**174.96**
		(92.26)	-	-	-	(92.26)
	Network Operation Expenses	2,876.22	-	-	-	**2,876.22**
		(1,052.80)	-	-	-	(1,052.80)
	Selling and Marketing Expenses	258.30	-	-	-	**258.30**
		(188.07)	-	-	-	(188.07)
	General and Administration Expenses	229.76	63.38	17.20	-	**310.34**
		(207.48)	-	(17.23)	-	(224.71)
	Professional Fees	1.09	-	-	-	**1.09**
		(1.71)	-	-	-	(1.71)
	Rent, Rates and Taxes	-	-	5.87	-	**5.87**
		-	-	(4.41)	-	(4.41)
(H)	**Corporate Guarantee**	5,648.13				**5,648.13**
		(3,925.00)				(3,925.00)
(I)	**Person having control during the year**					
	Shri Anil D. Ambani - Sitting Fees	-	-	-	0.02	**0.02**
		-	-	-	(0.03)	(0.03)
(J)	**Key Managerial Person**					
	Shri Hasit Shukla - Managerial remuneration	-	-	-	0.70	**0.70**
		-	-	-	(0.53)	(0.53)

Notes on Accounts to Balance Sheet as at 31st March, 2009 and Profit and Loss Account for the year ended on that date

29. Additional information as required under Part IV of Schedule VI to the Companies Act, 1956

Balance Sheet Abstract and Company's General Business Profile:

I. Registration Details:

Registration No.	11-147531	State Code	11
Balance Sheet Date:	31-03-2009		

II. Capital raised during the year: (Amount Rs. in crore)

Public Issue:	NIL	Rights Issue:	NIL
Bonus Issue:	NIL	Private Placement:	NIL

III. Position of mobilisation and deployment of funds: (Amount Rs. in crore)

Total Liabilities:	82593.93	Total Assets:	82593.93
Sources of Funds:		**Application of Funds:**	
Paid up Capital:	1032.01	Net Fixed Assets:	35051.63
Reserves and Surplus:	50658.31	Investments:	31364.75
Share Application Money:	NIL	Net Current Assets:	16177.55
Secured Loans:	3000.00	Miscellaneous Expenditure:	0
Unsecured Loans:	27903.61	Profit and Loss Account:	0

IV. Performance of the Company: (Amount Rs. in crore)

Net Turnover:	13694.66	Total Expenditure:	8879.59
Profit/ (-) Loss before tax:	4815.07	Profit/ (-) Loss after tax:	4802.67
Earnings per Share in Rs:			
- Basic	23.27	Dividend Rate (%):	16
- Diluted	22.28		

V. Generic Names of principal services of the Company:

Item Code number	NA	Product Description	TELECOMMUNICATION SERVICES

For and on behalf of the Board

Chairman **Anil D. Ambani**

Directors
J. Ramachandran
S. P. Talwar
Deepak Shourie
A. K. Purwar

Company Secretary and Manager **Hasit Shukla**

Mumbai
8th August, 2009

Cash Flow Statement for the year ended on 31st March, 2009

(Rs. in crore)

			For the year ended 31st March, 2009		For the year ended 31st March 2008
A	**CASH FLOW FROM OPERATING ACTIVITIES**				
	Net Profit before tax as per Profit and Loss Account		**4,815.07**		2,604.09
	Adjusted for:				
	Provision for doubtful debts	105.04		146.58	
	Amortisation of Intangibles and depreciation	1,933.51		1,843.66	
	Exceptional and Non Recurring items				
	Discount on buyback of FCCBs	(79.61)		-	
	Employee compensation expenses (ESOS)	7.47		16.17	
	Revaluation of Investments	(404.03)		-	
	Profit on transfer of OFC Undertaking	(3,063.27)		-	
	Effect of foreign exchange rate change	(246.99)		(382.42)	
	Profit on sale of Assets	(0.16)		(0.12)	
	Loss on sale of Assets	-		0.05	
	Profit on sale of Investments	-		(6.17)	
	Loss on sale of Investments	-		10.01	
	Interest expenses	963.52		849.24	
	Rent income	(2.92)		(3.08)	
	Interest income	(572.05)	**(1,359.49)**	(24.51)	2,449.41
	Operating Profit before Working Capital Changes		**3,455.58**		5,053.50
	Adjusted for:				
	Receivables and other Advances	(1,641.07)		(425.36)	
	Inventories	(51.92)		(102.71)	
	Trade Payables	333.66	**(1,359.33)**	(1,489.30)	(2,017.37)
	Cash Generated from Operations		**2,096.25**		3,036.13
	Tax Refund		**-**		53.77
	Tax Paid		**(211.38)**		(107.08)
	Net Cash from Operating Activities		**1,884.87**		2,982.82
B	**CASH FLOW FROM INVESTING ACTIVITIES**				
	Additions to Fixed Assets		**(4,382.62)**		(7,319.84)
	Sale of Fixed Assets		**10.00**		0.26
	Purchase of Investments		**(151.78)**		(11,200.65)
	Sale of Investments		**-**		7,274.94
	Refund of loans given to Subsidiaries		**8,488.40**		3,596.86
	Loans given to Subsidiaries		**(7,339.67)**		(3,696.28)
	Deposits with Subsidiaries payable on demand (net)		**(4,288.04)**		(4,436.83)
	Rent income		**2.92**		3.08
	Interest income		**10.25**		77.76
	Net Cash Used in Investing Activities		**(7,650.54)**		(15,700.70)

Cash Flow Statement for the year ended on 31st March, 2009

(Rs. in crore)

	For the year ended 31st March, 2009	For the year ended 31st March 2008
C CASH FLOW FROM FINANCING ACTIVITIES		
Expense refund of FCCBs	-	0.06
Realised forex loss withdrawn from General Reserve	(1,118.89)	-
Proceeds from Short Term Borrowings (net)	1,438.20	7,550.91
Proceeds from Debentures	3,000.00	-
Repayment of Secured Term Loans	(950.00)	(4,038.52)
Proceeds from Unsecured Term Loans	5,396.91	5,891.22
Repayment of Unsecured Term Loans	(90.59)	(2,234.31)
Dividend Paid (including Tax)	(179.23)	(118.28)
Interest Paid	(1,091.15)	(816.33)
Net Cash from Financing Activities	6,405.25	6,234.75
Net Increase / (Decrease) in Cash and Cash Equivalents	639.58	(6,483.13)
Opening Balance of Cash and Cash Equivalents	202.66	6,687.22
Effect of Exchange (Loss)/Gain on Cash and Cash Equivalents	2.91	(1.43)
***Closing Balance of Cash and Cash Equivalents**	845.15	202.66
***Closing Balance of Cash and Cash Equivalents**		
(i) Cash and Bank Balances as per Schedule G (including Fixed Deposit)	535.15	192.66
(ii) Deposit with Subsidiaries payable on Demand	310.00	10.00
	845.15	202.66

Notes

(i) Unrealised exchange difference of Rs. 3,345.68 crore has not been shown separately as adjusted by withdrawal from General Reserve (Refer Note 3, Schedule Q).

(ii) Assets and liabilities pertaining to the Optic Fibre Undertaking transferred pursuant to the Scheme of Arrangement during the year have not been considered in the above Statement.

(iii) 1 crore Equity Shares of Re 1/- each at a premium of Rs. 1000/- per Share totaling to Rs. 1001.00 crore acquired during the year from Reliance Communications Infrastructure Limited by adjusting Deposit and 0.495 crore Equity Share of Rs.10/- each at a premium of Rs. 1965/- per share totalling to Rs. 977.63 crore acquired during the year from Reliance Gateway Net Limited (merged into the Company w.e.f. Appointed Date 31st March, 2009) by adjusting Loan thereto have not been considered in the above Statement.

As per our Report of even date

For Chaturvedi & Shah	For B S R & Co.	For and on behalf of the Board	
Chartered Accountants	Chartered Accountants	Chairman	**Anil D. Ambani**
C. D. Lala	**Natrajan Ramkrishna**	Directors	**J. Ramachandran**
Partner	Partner		**S. P. Talwar**
Membership No. 35671	Membership No. 032815		**Deepak Shourie**
			A. K. Purwar
Mumbai		Company Secretary and Manager	**Hasit Shukla**
8th August, 2009			

Financial Information of Subsidiary Companies

(Rs. in lakh unless otherwise stated)

SL. No.	Particulars	Country	Capital	Reserves	Total Assets	Total Liabilities	Investment	Total Income	Profit / (Loss) before Taxation	Provision for Taxation	Profit / (Loss) after Taxation	Proposed Dividend
1	Reliance Communications Infrastructure Limited	India	20,102.00	274,823.07	893,977.07	893,977.07	501.02	409,603.00	26,659.00	41.00	26,618.00	-
2	Reliance Infratel Limited	India	39,902.03	363,776.72	2,076,136.57	2,076,136.78	-	493,395.99	158,543.70	(10,027.81)	168,571.51	-
3	Reliance Mobile Limited	India	5.00	(8.29)	0.30	0.30	-	-	(0.14)	-	(0.14)	-
4	Matrix Innovations Limited	India	5.00	(7,050.17)	2,297.32	2,297.32	0.45	7,363.99	57.01	6.46	50.55	-
5	Reliance WiMax Limited (Formerly Gateway Systems (India) Limited)	India	68.71	1,042.39	1,414.92	1,414.92	164.93	159.65	(478.69)	1.15	(479.84)	-
6	Netizen Rajasthan Limited	India	5.00	(56.99)	672.92	672.92	-	-	(37.38)	-	(37.38)	-
7	Reliance Communications Investment and Leasing Limited	India	210.00	40.05	262.53	262.53	-	5.75	16.86	5.30	11.56	-
8	Reliance Global IDC Limited	India	5.00	(2.15)	2.99	2.99	-	-	(0.20)	-	(0.20)	-
9	Reliance Digital Home Services Limited	India	5.00	(0.18)	5.24	5.24	-	-	0.10	0.03	0.07	-
10	Gateway Net Trading Pte Limited	Singapore	13,238.43	(18,480.86)	188,092.26	188,092.26	45,053.42	15,760.93	18,332.08	-	18,332.08	-
	Unit of Currency - USD		26,101,000.00	(36,437,023.06)	370,844,356.00	370,844,356.00	88,827,728.00	310,743.79	36,143,686.00	-	36,143,686.00	-
11	Campion Properties Limited	India	356.36	(2,452.87)	8,416.63	8,416.63	-	-	(110.93)	-	(110.93)	-
12	Reliance Webstore Limited	India	5.00	71.79	70,155.07	70,155.07	18,623.35	50,255.09	86.78	74.27	12.52	-
13	Reliance Infocomm Infrastucture Private Limited	India	500.00	73,203.96	156,490.74	156,490.74	19,276.64	14,735.51	52.85	305.18	(252.33)	-
14	Reliance Telecom Limited	India	8,000.00	13,887.01	1,159,843.50	1,159,843.50	784,583.50	205,083.00	(16,815.00)	614.00	(17,429.00)	-
15	Reliance Big TV Limited	India	1,000.00	(8,314.86)	33,541.08	33,541.08	0.34	10,566.53	(8,455.04)	(30.97)	(8,424.07)	-
16	Reliance Tech Services Private Limited	India	1.82	(9.52)	5,016.45	5,016.45	0.23	10,354.16	39.48	48.58	(9.11)	-
17	Reliance Globalcom BV (Formerly Reliance Infocom BV)	The Netherlands	1,230.67	494,708.04	543,626.82	543,626.82	66,487.75	-	20,436.80	(0.48)	20,437.28	-
	Unit of Currency - EUR		1,823,757.00	733,118,021.00	805,611,772.00	805,611,772.00	98,529,567.00	-	30,285,711.00	(717.00)	30,286,428.00	-
18	Reliance Infocom Inc.	USA	456.48	(741.47)	3,159.47	3,159.47	-	118.81	8.25	4.60	3.64	-
	Unit of Currency - USD		900,000.00	(1,461,893.00)	6,229,243.00	6,229,243.00	-	234,247.00	16,257.00	9,071.00	7,186.00	-
19	Reliance Communications Inc.	USA	2,536.00	9,172.98	78,143.50	78,143.50	-	120,528.72	4,636.67	638.74	3,997.92	-
	Unit of Currency - USD		5,000,000.00	18,085,525.00	154,068,407.00	154,068,407.00	-	237,635,485.00	9,141,696.00	1,259,353.00	7,882,343.00	-
20	Reliance Communications International Inc.	USA	5.07	3,070.24	17,091.42	17,091.42	-	59,035.69	1,305.28	175.76	1,129.52	-
	Unit of Currency - USD		10,000.00	6,053,315.00	33,697,586.00	33,697,586.00	-	116,395,281.00	2,573,505.00	346,533.00	2,226,972.00	-
21	Reliance Communications Canada Inc.	USA	5.07	(128.40)	563.87	563.87	-	1,735.76	33.31	3.03	30.28	-
	Unit of Currency - USD		10,000.00	(253,144.00)	1,111,730.00	1,111,730.00	-	3,422,241.00	65,685.00	5,975.00	59,710.00	-
22	Reliance Netway Inc.	USA	5.07	(336.32)	37.38	37.38	-	-	(1.21)	0.41	(1.62)	-
	Unit of Currency - USD		10,000.00	(663,098.00)	73,702.00	73,702.00	-	-	(2,392.00)	800.00	(3,192.00)	-
23	Reliance Communications (U.K.) Limited	United Kingdom	0.51	547.44	6,619.24	6,619.24	-	10,693.19	384.24	145.60	238.64	-
	Unit of Currency - GBP		699.69	755,193.12	9,131,240.55	9,131,240.55	-	14,751,258.75	530,061.57	200,855.72	329,205.85	-
24	Reliance Communications (Hong Kong) Limited	Hong kong	0.00	(655.91)	2,943.56	2,943.56	-	2,661.55	(137.95)	-	(137.95)	-
	Unit of Currency - USD		0.13	(1,293,194.14)	5,803,549.47	5,803,549.47	-	5,247,541.75	(271,984.52)	-	(271,984.52)	-

Financial information of Subsidiary Companies

(Rs. in lakh unless otherwise stated)

Sl. No.	Particulars	Country	Capital	Reserves	Total Assets	Total Liabilities	Investment	Total Income	Profit / (Loss) before Taxation	Provision for Taxation	Profit / (Loss) after Taxation	Proposed Dividend
25	Reliance Communications (Australia) Pty. Limited	Australia	0.00	2.05	162.54	162.54	-	149.57	90.41	5.45	84.95	-
	Unit of Currency - AUD		1.00	5,840.52	464,031.91	464,031.91	-	427,001.88	258,104.21	15,569.37	242,534.84	-
26	Reliance Communications (New Zealand) Pte. Limited	New Zealand	0.00	(51.12)	6.10	6.10	-	4.65	13.03	-	13.03	-
	Unit of Currency - NZD		1.00	(176,780.58)	21,079.20	21,079.20	-	16,086.18	45,057.81	-	45,057.81	-
27	Reliance Communications (Singapore) Pte. Limited	Singapore	32.92	147,236.66	147,306.12	147,306.12	17,444.18	35.94	147,264.36	-	147,264.36	-
	Unit of Currency - SGD		100,000.00	441,510,408.47	441,718,708.75	441,718,708.75	52,308,897.34	107,778.10	441,593,483.44	-	441,593,483.44	-
28	RCOM Malaysia SDN. BHD.	Malaysia	0.00	(25.78)	1.20	1.20	-	13.78	5.77	-	5.77	-
	Unit of Currency - MYR		2.00	(185,295.19)	8,618.99	8,618.99	-	99,053.55	41,461.65	-	41,461.65	-
29	Anupam Globalsoft (U) Limited	Uganda	710.14	(632.79)	1,106.69	1,106.69	-	-	-	-	-	-
	Unit of Currency - U.shs		3,000,000,000.00	(2,682,884,552.67)	4,692,141,373.08	4,692,141,373.08	-	-	-	-	-	-
30	Reliance Globalcom Limited, Bermuda	Bermuda	137,770.63	121,707.08	817,924.60	817,924.60	-	116,753.96	47,658.62	(1,257.70)	46,400.91	-
	Unit of Currency - USD		271,629,797.00	239,958,762.47	1,612,627,357.17	1,612,627,357.17	-	230,193,147.38	93,964,151.83	(2,479,698.99)	91,484,452.84	-
31	FLAG Telecom Asia Limited	Hong Kong	5.10	(5,848.08)	8,718.37	8,718.37	-	2,976.07	1,431.71	(73.22)	1,358.49	-
	Unit of Currency - USD		10,064.00	(11,530,116.57)	17,189,217.68	17,189,217.68	-	5,867,646.51	2,822,765.94	(144,358.11)	2,678,407.83	-
32	FLAG Telecom Japan Limited	Japan	46.36	(28,648.75)	7,060.63	7,060.63	-	2,332.56	(1,812.98)	(0.67)	(1,813.64)	-
	Unit of Currency - USD		91,405.00	(56,484,121.82)	13,920,805.87	13,920,805.87	-	4,598,904.75	(3,574,478.88)	(1,314.65)	(3,575,793.53)	-
33	FLAG Telecom Singapore Pte. Limited	Singapore	14.46	(2,981.87)	1,700.18	1,700.18	-	766.80	(409.18)	-	(409.18)	-
	Unit of Currency - USD		28,505.00	(5,879,089.16)	3,352,095.08	3,352,095.08	-	1,511,823.03	(806,751.92)	-	(806,751.92)	-
34	Seoul Telenet Inc.	Korea	1,149.07	(7,219.73)	2,729.51	2,729.51	-	1,799.58	212.32	-	212.32	-
	Unit of Currency - USD		2,265,519.00	(14,234,485.79)	5,381,532.76	5,381,532.76	-	3,548,075.15	418,613.63	-	418,613.63	-
35	FLAG Telecom Taiwan Services Limited	Taiwan	17.04	(4,091.82)	380.40	380.40	-	-	(55.49)	-	(55.49)	-
	Unit of Currency - USD		33,600.00	(8,067,464.53)	750,009.71	750,009.71	-	-	(109,399.54)	-	(109,399.54)	-
36	FLAG Holdings (Taiwan) Limited	Taiwan	2,729.74	(101.62)	9,496.56	9,496.56	-	-	(4.21)	-	(4.21)	-
	Unit of Currency - USD		5,381,938.00	(200,348.73)	18,723,509.78	18,723,509.78	-	-	(8,310.04)	-	(8,310.04)	-
37	FLAG Telecom (Taiwan) Limited	Taiwan	12,107.83	(44.98)	18,462.63	18,462.63	-	3,383.12	117.05	158.90	275.95	-
	Unit of Currency - USD		23,871,896.00	(88,679.06)	36,401,085.21	36,401,085.21	-	6,670,195.07	230,786.41	313,280.54	544,066.95	-
38	FLAG Access India Private Limited	India	46.50	(0.96)	47.21	47.21	-	-	(0.21)	-	(0.21)	-
	Unit of Currency - USD		91,679.81	(1,883.36)	93,087.82	93,087.82	-	-	(413.53)	-	(413.53)	-
39	Reliance Globalcom (UK) Limited	United Kingdom	0.00	13,669.98	428.18	428.18	-	52.25	(296.70)	(5.48)	(302.17)	-
	Unit of Currency - USD		3.00	26,951,857.87	844,208.00	844,208.00	-	103,012.77	(584,974.50)	(10,795.81)	(595,770.31)	-
40	FLAG Telecom Deutschland GmbH	Germany	11.58	(67.29)	11.73	11.73	-	-	(68.31)	(9.95)	(78.27)	-
	Unit of Currency - USD		22,835.00	(132,669.51)	23,120.10	23,120.10	-	-	(134,687.09)	(19,623.69)	(154,310.78)	-
41	FLAG Telecom Network Services Limited	Ireland	0.01	(24.13)	437.51	437.51	-	-	(24.55)	-	(24.55)	-
	Unit of Currency - USD		18.00	(47,576.81)	862,606.87	862,606.87	-	-	(48,400.00)	-	(48,400.00)	-
42	Reliance FLAG Telecom Ireland Limited	Ireland	0.01	(22,785.58)	85,724.99	85,724.99	-	48,792.79	27,966.37	(52.24)	27,914.13	-
	Unit of Currency - USD		18.00	(44,924,245.18)	169,016,146.33	169,016,146.33	-	96,200,289.75	55,138,747.05	(103,005.99)	55,035,741.06	-

Financial information of Subsidiary Companies

(Rs. in lakh unless otherwise stated)

Sl. No.	Particulars	Country	Capital	Reserves	Total Assets	Total Liabilities	Investment	Total Income	Profit / (Loss) before Taxation	Provision for Taxation	Profit / (Loss) after Taxation	Proposed Dividend
43	FLAG Telecom Ireland Network Limited	Ireland	0.01	(37,415.86)	9,881.29	9,881.29	-	(0.00)	(24,270.16)	(1.69)	(24,271.86)	-
	Unit of Currency - USD		18.00	(73,769,447.90)	19,482,047.89	19,482,047.89	-	(0.00)	(47,851,263.57)	(3,341.01)	(47,854,604.58)	-
44	FLAG Telecom Servizi Italia SpA	Italy	5,839.22	(11,912.59)	6,471.24	6,471.24	-	1,456.09	(1,016.52)	-	(1,016.52)	-
	Unit of Currency - USD		11,512,654.51	(23,486,958.14)	12,758,753.51	12,758,753.51	-	2,870,840.62	(2,004,179.77)	-	(2,004,179.77)	-
45	FLAG Atlantic UK Limited	United Kingdom	0.00	(61,606.62)	8,820.08	8,820.08	-	3,515.30	(63.52)	(2.03)	(65.55)	-
	Unit of Currency - USD		2.00	(121,464,117.04)	17,389,739.83	17,389,739.83	-	6,930,803.44	(125,240.05)	(4,000.00)	(129,240.05)	-
46	Reliance FLAG Atlantic France SAS	France	18.81	(75,840.67)	42,711.62	42,711.62	-	28,250.98	(29.01)	(396.74)	(425.75)	-
	Unit of Currency - USD		37,080.00	(149,528,143.62)	84,210,597.48	84,210,597.48	-	55,699,881.55	(57,197.19)	(782,213.98)	(839,411.17)	-
47	FLAG Telecom Nederland BV	The Netherlands	7.75	5.14	49.86	49.86	-	-	(53.32)	-	(53.32)	-
	Unit of Currency - USD		15,282.00	10,139.07	98,309.87	98,309.87	-	-	(105,131.42)	-	(105,131.42)	-
48	FLAG Telecom Hellas AE	Greece	25.87	(126.82)	44.77	44.77	-	-	(9.51)	-	(9.51)	-
	Unit of Currency - USD		50,996.00	(250,045.28)	88,268.65	88,268.65	-	-	(18,740.39)	-	(18,740.39)	-
49	FLAGWEB Limited	Bermuda	6.09	-	6.09	6.09	-	-	-	-	-	-
	Unit of Currency - USD		12,000.00	-	12,000.00	12,000.00	-	-	-	-	-	-
50	FLAG Telecom Espana Network SAU	Spain	27.08	(4,288.31)	410.07	410.07	-	258.46	(328.43)	-	(328.43)	-
	Unit of Currency - USD		53,389.00	(8,454,861.56)	808,488.55	808,488.55	-	509,591.00	(647,539.03)	-	(647,539.03)	-
51	FLAG Telecom Belgium Network SA	Belgium	29.63	(38.88)	4.97	4.97	-	-	(10.08)	-	(10.08)	-
	Unit of Currency - USD		58,410.00	(76,654.46)	9,801.90	9,801.90	-	-	(19,865.29)	-	(19,865.29)	-
52	FLAG Telecom Development Services Company LLC	Egypt	6.70	(24.15)	111.21	111.21	-	-	73.62	(13.29)	60.32	-
	Unit of Currency - USD		13,201.00	(47,605.53)	219,255.90	219,255.90	-	-	145,146.38	(26,210.46)	118,935.92	-
53	Reliance FLAG Pacific Holdings Limited (formerly FLAG Pacific Holdings Limited)	Bermuda	253,606.09	416.42	277,422.91	277,422.91	-	-	(101.76)	-	(101.76)	-
	Unit of Currency - USD		500,012,000.00	821,024.84	546,969,457.59	546,969,457.59	-	-	(200,635.51)	-	(200,635.51)	-
54	FLAG Pacific Limited	Bermuda	6.09	124.83	134.34	134.34	-	-	(3.42)	-	(3.42)	-
	Unit of Currency - USD		12,000.00	246,120.93	264,863.55	264,863.55	-	-	(6,742.62)	-	(6,742.62)	-
55	FLAG Telecom Network USA Limited	USA	0.00	(26,507.22)	13,300.00	13,300.00	-	6,030.33	(6,285.60)	(3.62)	(6,289.22)	-
	Unit of Currency - USD		1.00	(52,261,870.86)	26,222,392.70	26,222,392.70	-	11,889,442.78	(12,392,753.37)	(7,128.00)	(12,399,881.37)	-
56	FLAG Telecom Group Services Limited	Bermuda	6.09	(15,259.39)	234,085.22	234,085.22	-	-	692.52	-	692.52	-
	Unit of Currency - USD		12,000.00	(30,085,555.52)	461,524,486.56	461,524,486.56	-	-	1,365,382.18	-	1,365,382.18	-
57	FLAG Telecom Development Limited	Bermuda	6.09	252,505.96	81,110.22	81,110.22	-	4,565.68	(6,633.33)	-	(6,633.33)	-
	Unit of Currency - USD		12,000.00	497,842,982.07	159,917,623.63	159,917,623.63	-	9,001,727.43	(13,078,331.92)	-	(13,078,331.92)	-
58	Yipes Holdings Inc.	USA	158,330.27	-	158,330.27	158,330.27	-	-	-	-	-	-
	Unit of Currency - USD		312,165,366.73	-	312,165,366.73	312,165,366.73	-	-	-	-	-	-
59	Reliance Globalcom Services Inc	USA	147,171.87	(12,441.24)	147,171.87	147,171.87	-	44,498.62	(9,351.35)	(47.68)	(9,399.03)	-
	Unit of Currency - USD		290,165,366.73	(24,529,250.03)	290,165,366.73	290,165,366.73	-	87,733,881.64	(18,437,204.81)	(94,000.00)	(18,531,204.81)	-
60	Yipes Systems, Inc	USA	0.00	-	0.00	0.00	-	-	-	-	-	-
	Unit of Currency - USD		1.00	-	1.00	1.00	-	-	-	-	-	-
61	YTV Inc.	USA	-	-	-	-	-	-	-	-	-	-
	Unit of Currency - USD		-	-	-	-	-	-	-	-	-	-

Financial Information of Subsidiary Companies (Rs. in lakh unless otherwise stated)

Sl. No.	Particulars	Country	Capital	Reserves	Total Assets	Total Liabilities	Investment	Total Income	Profit / (Loss) before Taxation	Provision for Taxation	Profit / (Loss) after Taxation	Proposed Dividend
62	Reliance Vanco Group Limited (formerly Vanco Group Limited)	United Kingdom	261.81	1,828,992.84	46,946.75	46,946.75	-	19,930.29	19,506.06	-	19,506.06	-
	Unit of Currency - GBP		361,170.99	2,523,130,729.89	64,763,939.59	64,763,939.59	-	27,494,215.15	26,908,990.73	-	26,908,990.73	-
63	Vanco UK Limited	United Kingdom	303.54	3,467.64	42,168.61	42,168.61	-	33,498.03	(18,046.63)	117.67	(17,928.96)	-
	Unit of Currency - GBP		418,743.26	4,783,675.00	58,172,404.31	58,172,404.31	-	46,211,180.30	(24,895,670.05)	162,331.40	(24,733,338.65)	-
64	Vanco (Asia Pacific) Pte Limited	Singapore	665.87	270.82	8,678.83	8,678.83	-	4,382.03	450.92	-	450.92	-
	Unit of Currency - GBP		918,576.78	373,601.21	11,972,610.77	11,972,610.77	-	6,045,088.64	622,047.58	-	622,047.58	-
65	Vanco Sweden AB	Sweden	30.61	(39.95)	1,449.51	1,449.51	-	507.92	(235.78)	-	(235.78)	-
	Unit of Currency - GBP		42,225.91	(55,109.72)	1,999,633.49	1,999,633.49	-	700,680.24	(325,263.69)	-	(325,263.69)	-
66	Vanco GmbH	Germany	601.61	(7,049.89)	34,512.87	34,512.87	-	12,596.01	(2,739.74)	(6.02)	(2,745.76)	-
	Unit of Currency - GBP		829,934.47	(9,725,456.82)	47,611,165.71	47,611,165.71	-	17,376,433.72	(3,779,525.89)	(8,304.31)	(3,787,830.19)	-
67	Vanco Deutschland GmbH	Germany	16.80	(2,564.52)	12,391.94	12,391.94	-	1,087.90	(595.94)	(8.06)	(604.00)	-
	Unit of Currency - GBP		23,173.98	(3,537,798.25)	17,094,913.50	17,094,913.50	-	1,500,782.89	(822,109.94)	(11,115.54)	(833,225.48)	-
68	Vanco SRL	Italy	66.52	(463.53)	6,281.79	6,281.79	-	2,566.27	(113.75)	(2.48)	(116.23)	-
	Unit of Currency - GBP		91,768.96	(639,441.92)	8,665,846.38	8,665,846.38	-	3,540,223.91	(156,920.28)	(3,417.17)	(160,337.45)	-
69	Vanco BV	The Netherlands	13.44	(2,320.37)	15,233.09	15,233.09	-	4,814.25	(198.94)	(1.88)	(200.82)	-
	Unit of Currency - GBP		18,539.18	(3,200,988.17)	21,014,334.58	21,014,334.58	-	6,641,346.36	(274,439.29)	(2,590.06)	(277,029.36)	-
70	Euronet Spain SA	Spain	83.99	(598.18)	10,108.80	10,108.80	-	3,475.17	(35.22)	(1.80)	(37.02)	-
	Unit of Currency - GBP		115,869.90	(825,206.93)	13,945,288.61	13,945,288.61	-	4,794,067.81	(48,583.43)	(2,488.59)	(51,072.03)	-
71	Vanco SAS	France	201.58	(23,590.89)	21,882.07	21,882.07	-	15,467.64	852.20	(166.03)	686.17	-
	Unit of Currency - GBP		278,087.76	(32,544,091.02)	30,186,735.82	30,186,735.82	-	21,337,910.08	1,175,632.09	(229,046.36)	946,585.72	-
72	Vanco ApS	Denmark	11.37	21.09	56.33	56.33	-	21.81	(15.24)	(0.68)	(15.91)	-
	Unit of Currency - GBP		15,681.39	29,097.98	77,711.33	77,711.33	-	30,091.46	(21,021.23)	(931.38)	(21,952.62)	-
73	Vanco Euronet Sro	Czech Republic	73.45	3.40	783.73	783.73	-	139.11	(905.73)	(4.78)	(910.51)	-
	Unit of Currency - GBP		101,323.19	4,693.58	1,081,171.84	1,081,171.84	-	191,909.56	(1,249,465.23)	(6,596.22)	(1,256,061.45)	-
74	Vanco Sp Zoo	Poland	14.38	(62.40)	776.24	776.24	-	166.53	(86.31)	-	(86.31)	-
	Unit of Currency - GBP		19,834.67	(86,088.35)	1,070,835.05	1,070,835.05	-	229,732.64	(119,059.86)	-	(119,059.86)	-
75	Vanco EpE	Greece	24.19	(7.71)	220.00	220.00	-	16.95	1.78	-	1.78	-
	Unit of Currency - GBP		33,370.53	(10,639.54)	303,491.40	303,491.40	-	23,380.11	2,455.71	-	2,455.71	-
76	Vanco Australasia Pty Limited	Australia	1,090.25	(3,981.31)	2,558.17	2,558.17	-	3,815.90	(233.04)	-	(233.04)	-
	Unit of Currency - GBP		1,504,017.47	(5,492,289.00)	3,529,047.57	3,529,047.57	-	5,264,108.69	(321,482.72)	-	(321,482.72)	-
77	Vanco NV	Belgium	377.30	(4,312.24)	1,229.75	1,229.75	-	1,537.61	(871.03)	114.80	(756.23)	-
	Unit of Currency - GBP		520,487.59	(5,948,819.04)	1,696,469.43	1,696,469.43	-	2,121,164.97	(1,201,605.88)	158,375.43	(1,043,230.45)	-
78	Vanco (India) Private Limited	India	1.00	(3.96)	77.77	77.77	-	37.07	12.19	(0.93)	11.26	-
	Unit of Currency - GBP		1,379.53	(5,459.14)	107,280.43	107,280.43	-	51,133.21	16,811.22	(1,281.52)	15,529.70	-
79	Vanco Japan KK	Japan	46.12	(397.53)	235.36	235.36	-	330.96	99.64	(8.20)	91.43	-
	Unit of Currency - GBP		63,618.58	(548,405.57)	324,680.93	324,680.93	-	456,563.29	137,450.88	(11,317.17)	126,133.71	-
80	Vanco South America Ltda	Brazil	168.76	(35.21)	220.68	220.68	-	77.16	33.42	(14.25)	19.18	-
	Unit of Currency - GBP		232,810.81	(48,578.42)	304,426.13	304,426.13	-	106,447.61	46,106.88	(19,653.93)	26,452.95	-

Financial Information of Subsidiary Companies

(Rs. in lakh unless otherwise stated)

Sl. No.	Particulars	Country	Capital	Reserves	Total Assets	Total Liabilities	Investment	Total Income	Profit / (Loss) before Taxation	Provision for Taxation	Profit / (Loss) after Taxation	Proposed Dividend
81	Vanco Net Direct Limited	Ireland	0.07	(22.45)	0.07	0.07	-	3.12	0.09	-	0.09	-
	Unit of Currency - GBP		92.70	(30,971.01)	92.70	92.70	-	4,306.51	119.86	-	119.86	-
82	Net Direct SA (Proprietary) Limited	South Africa	0.01	(299.88)	210.83	210.83	-	0.01	(585.52)	-	(585.52)	-
	Unit of Currency - GBP		7.33	(413,685.75)	290,837.34	290,837.34	-	17.60	(807,740.14)	-	(807,740.14)	-
83	Vanco (Shanghai) Co. Ltd	China	83.18	(48.25)	124.25	124.25	-	0.04	(88.88)	-	(88.88)	-
	Unit of Currency - GBP		114,746.38	(66,555.08)	171,401.95	171,401.95	-	54.45	(122,611.15)	-	(122,611.15)	-
84	Vanco Hong Kong Solutions Limited	Hong Kong	0.65	(28.31)	19.42	19.42	-	10.02	(39.34)	-	(39.34)	-
	Unit of Currency - GBP		900.88	(39,051.10)	26,788.71	26,788.71	-	13,825.63	(54,265.04)	-	(54,265.04)	-
85	Vanco Solutions Inc.	USA	25.31	(1,016.44)	3,262.56	3,262.56	-	879.25	729.90	(2.85)	727.05	-
	Unit of Currency - GBP		34,908.93	(1,402,201.54)	4,500,758.11	4,500,758.11	-	1,212,939.32	1,006,911.21	(3,934.57)	1,002,976.64	-
86	Vanco US LLC	USA	1,062.82	(8,088.68)	6,324.41	6,324.41	-	15,851.05	(1,880.86)	(48.71)	(1,929.57)	-
	Unit of Currency - GBP		1,466,175.06	(11,158,485.07)	8,724,651.23	8,724,651.23	-	21,866,825.40	(2,594,675.64)	(67,197.36)	(2,661,873.00)	-
87	Vanco International Limited	United Kingdom	73.49	(1,636.74)	24,857.41	24,857.41	-	3,461.80	1,183.67	-	1,183.67	-
	Unit of Currency - GBP		101,381.72	(2,257,914.51)	34,291,272.72	34,291,272.72	-	4,775,625.05	1,632,890.23	-	1,632,890.23	-
88	Vanco Switzerland A.G.	Switzerland	44.51	(3.60)	135.84	135.84	-	54.85	(289.46)	-	(289.46)	-
	Unit of Currency - GBP		61,399.10	(4,968.58)	187,399.38	187,399.38	-	75,662.68	(399,312.99)	-	(399,312.99)	-
89	Vanco Benelux BV	The Netherlands	12.20	73.61	701.65	701.65	-	137.01	67.79	29.26	97.05	-
	Unit of Currency - GBP		16,825.24	101,543.45	967,935.79	967,935.79	-	189,010.74	93,517.71	40,368.77	133,886.48	-
90	Vanco Global Limited	United Kingdom	195.92	(7,081.78)	15,122.01	15,122.01	-	2,811.03	3,915.39	-	3,915.39	-
	Unit of Currency - GBP		270,277.20	(9,769,455.25)	20,861,097.42	20,861,097.42	-	3,877,868.99	5,401,353.45	-	5,401,353.45	-
91	Vanco ROW Limited	United Kingdom	303.54	3,467.64	42,168.61	42,168.61	-	33,498.03	(18,046.63)	117.67	(17,928.96)	-
	Unit of Currency - GBP		418,743.26	4,783,675.00	58,172,404.31	58,172,404.31	-	46,211,180.30	(24,895,670.05)	162,331.40	(24,733,338.65)	-
92	VNO Direct Limited	United Kingdom	377.15	(1,872.64)	983.89	983.89	-	-	(40.35)	-	(40.35)	-
	Unit of Currency - GBP		520,291.07	(2,583,344.02)	1,357,298.02	1,357,298.02	-	-	(55,666.63)	-	(55,666.63)	-
93	Vanco Net Direct Limited (UK)	United Kingdom	0.00	(861.61)	262.19	262.19	-	248.04	(66.84)	-	(66.84)	-
	Unit of Currency - GBP		1.00	(1,188,600.75)	361,697.10	361,697.10	-	342,172.32	(92,206.36)	-	(92,206.36)	-
94	WANcom GmbH	Switzerland	8.90	-	8.90	8.90	-	-	-	-	-	-
	Unit of Currency - USD		17,550.32	-	17,550.32	17,550.32	-	-	-	-	-	-
95	Reliance Wimax World BVI (Formerly eWave World Limited)	British Virgin Island	40,576.51	(5,482.47)	36,798.57	36,798.57	2,231.68	-	(5,465.26)	-	(5,465.26)	-
	Unit of Currency - USD		80,001,000.00	(10,809,293.00)	72,552,386.00	72,552,386.00	4,400,000.00	-	(10,775,352.00)	-	(10,775,352.00)	-
96	Reliance WiMAX World BV	The Netherlands	13.88	(5,178.15)	1,697.66	1,697.66	-	-	(3,908.27)	-	(3,908.27)	-
	Unit of Currency - USD		27,374.00	(10,209,293.00)	3,347,119.00	3,347,119.00	-	-	(7,705,589.00)	-	(7,705,589.00)	-
97	Reliance WiMAX World Ltd.	United Kindom	0.10	-	0.10	0.10	-	-	-	-	-	-
	Unit of Currency - USD		192.00	-	192.00	192.00	-	-	-	-	-	-
98	Reliance WiMAX World LLC	USA	-	-	-	-	-	-	-	-	-	-
	Unit of Currency - USD		-	-	-	-	-	-	-	-	-	-
99	Reliance WiMAX Congo-Brazzaville BV	The Netherlands	114.75	(21.45)	93.31	93.31	-	-	(21.45)	-	(21.45)	-
	Unit of Currency - USD		226,250.00	(42,287.00)	183,963.00	183,963.00	-	-	(42,287.00)	-	(42,287.00)	-

Financial Information of Subsidiary Companies (Rs. in lakh unless otherwise stated)

Sl. No.	Particulars	Country	Capital	Reserves	Total Assets	Total Liabilities	Investment	Total Income	Profit / (Loss) before Taxation	Provision for Taxation	Profit / (Loss) after Taxation	Proposed Dividend
100	Reliance WiMAX Guinea BV	The Netherlands	444.61	(34.96)	409.65	409.65	-	-	(34.96)	-	(34.96)	-
	Unit of Currency - USD		876,595.00	(68,926.00)	807,669.00	807,669.00	-	-	(68,926.00)	-	(68,926.00)	-
101	Access Guinea SARL	Republic of Guinea	0.57	(0.57)	279.97	279.97	-	-	-	-	-	-
	Unit of Currency - USD		1,128.00	(1,128.00)	552,000.00	552,000.00	-	-	-	-	-	-
102	Interconnect Brazzaville S.A.	Republic of Congo	20.22	(51.60)	31.38	31.38	-	-	(31.38)	-	(31.38)	-
	Unit of Currency - USD		39,864.00	(101,739.00)	61,875.00	61,875.00	-	-	(61,875.00)	-	(61,875.00)	-
103	Reliance WiMAX Sierra Léone B.V.	The Netherlands	228.33	(23.94)	204.39	204.39	-	-	(23.94)	-	(23.94)	-
	Unit of Currency - USD		450,185.00	(47,209.00)	402,976.00	402,976.00	-	-	(47,209.00)	-	(47,209.00)	-
104	Equatorial Communications Limited	Sierra Leone	0.00	-	183.61	183.61	-	-	-	-	-	-
	Unit of Currency - USD		0.33	-	362,000.33	362,000.33	-	-	-	-	-	-
105	Reliance WiMAX Cameroon B.V.	The Netherlands	13.64	(0.31)	13.33	13.33	-	-	(0.31)	-	(0.31)	-
	Unit of Currency - USD		26,892.00	(604.00)	26,288.00	26,288.00	-	-	(604.00)	-	(604.00)	-
106	Equatorial Communications SARL	Republic of Cameroon	34.68	(34.68)	34.68	34.68	-	-	-	-	-	-
	Unit of Currency - USD		68,374.00	(68,374.00)	68,374.00	68,374.00	-	-	-	-	-	-
107	Lagerwood Investments Limited	Cyprus	1.19	(9.62)	110.06	110.06	-	-	(1.37)	-	(1.37)	-
	Unit of Currency - CYP		1,000.00	(8,070.21)	92,340.43	92,340.43	-	-	(1,146.38)	-	(1,146.38)	-
108	Reliance Telecom Infrastucture (Cyprus) Holdings Limited	Cyprus	1.19	1,307.06	7,825.09	7,825.09	-	61.75	(48.59)	9.26	(57.86)	10,144.00
	Unit of Currency - CYP		1,000.00	1,096,597.87	6,565,114.04	6,565,114.04	-	51,810.64	(40,769.36)	7,771.49	(48,540.85)	8,510,638.30

Notes:

1 The Financial Year of the Subsidiaries is for 12 months from 1st April, 2008 to 31st March 2009.

2 Exchange Rate as of 31st March, 2009: 1USD=Rs. 50.72 1Euro=Rs.67.44 1GBP=Rs.72.49 1AUD=Rs.35.03 1NZD=Rs. 28.92 1SGD=Rs. 33.35 1MYR=Rs. 13.91 1Ushs=Rs.0.02 1 CYP = Rs. 119.19

Auditors' Report

To
the Board of Directors of Reliance Communications Limited

We have audited the attached Consolidated Balance Sheet of Reliance Communications Limited ('the Company') and its subsidiaries, associates and joint ventures (collectively called 'the Group') as at 31st March 2009, the Consolidated Profit and Loss Account and the Consolidated Cash flow statement for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

1 We did not audit the financial statements and other financial information of certain subsidiaries. The financial statements of these subsidiaries for the year ended 31st March 2009 have been audited by other auditors whose reports have been furnished to us and our opinion, in so far as it relates to the amounts included in respect of subsidiaries, is based solely on these reports. The attached consolidated financial statements include assets of Rs 13,322.35 crores as at 31st March 2009, revenues of Rs 2,982.06 crores and cash outflows amounting to Rs 41.79 crores in respect of the aforementioned subsidiaries for the year then ended.

2 The financial statements of certain subsidiaries for the year ended 31stMarch 2009 have been audited by one of the joint auditors, Chaturvedi & Shah, Chartered Accountants. The attached consolidated financial statements include assets of Rs 41,375.22 as at 31stMarch 2009, revenues of Rs 6,612.34 crores and cash inflows amounting to Rs 463.38 crores in respect of the aforementioned subsidiaries for the year then ended.

3 We have relied on the unaudited financial statements of the subsidiaries and joint ventures whose financial statements reflect total assets of Rs 3,423.12 crores as at 31stMarch 2009, total revenue of Rs 1,386.39 crores and cash inflows amounting to Rs 40.65 crores for the year ending 31st March 2009. These unaudited financial statements as approved by the respective Board of Directors of these companies have been furnished to us by the management, and our report in so far as it relates to the amounts included in respect of the subsidiaries is based solely on such approved financial statements.

4 The consolidated financial statements have been prepared by the Company's management in accordance with the requirements of Accounting Standard 21 - Consolidated Financial Statements, Accounting Standard 23 - Accounting for Investment in Associates in Consolidated Financial Statements and Accounting Standard 27 – Financial Reporting of Interest in Joint Ventures, prescribed by the Companies (Accounting Standards) Rules, 2006.

5 Without qualifying our report, we state:

a) as more fully explained in note 6(iii) in schedule Q to the consolidated financial statements, the Company and its subsidiary Reliance Infratel Limited have, pending filing of the Scheme of Arrangement ("the scheme") pronounced on 18 July 2009 by the Hon'ble High Court of Judicature at Mumbai, as required under section 394(3) of the Companies Act, 1956 with the Registrar of Companies (RoC), given effect to the scheme in the financial statement. The Company and the subsidiary have represented that they are reasonably certain that the scheme, post completion of the procedural formality, will be filed with the RoC in due course;

b) as more fully explained in the note 5 of Schedule Q, to the consolidated financial statements regarding the Scheme for the transfer of passive infrastructure by the Company to RITL, a subsidiary of the Company, RITL, based on a legal opinion, considers the general reserve created pursuant to the above Scheme, to be a free reserve and available for any purpose, has withdrawn and credited to the Profit and Loss Account an amount of Rs 191.07 crores in respect of fuel costs incurred during the year. Had the Company not made such withdrawal as per the Scheme, the profit before taxes for the year would have been lower by the said amount;

c) as more fully explained in note 4 of Schedule Q to the consolidated financial statements, pursuant to the schemes of arrangement as approved by the Hon'ble High Court of Judicature at Mumbai, the Group has withdrawn from General Reserve and credited to Profit and Loss Account Rs 5,771.34 crores in respect of loss on account of change in foreign exchange rate relating to loans/ liabilities;

d) as more fully explained in Note 5(viii) of Schedule Q to the consolidated financial statements, the Company has computed goodwill on consolidation by comparing the cost of investments with the equity of subsidiaries as on date on which investments were made by Reliance Industries Limited ('the transferor company') prior to demerger instead of considering the date of demerger as the date of investment.

6 Based on our audit as aforesaid, and on consideration of reports of other auditors and accounts approved by the Board of Directors as explained in paragraphs 1, 2 and 3 above, and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(i) in the case of the consolidated balance sheet, of the state of affairs of the Group as at 31stMarch 2009;

(ii) in the case of the consolidated profit and loss account, of the profit of the Group for the year ended on that date; and

(iii) in the case of the consolidated cash flow statement, of the cash flows of the Group for the year ended on that date.

For Chaturvedi & Shah
Chartered Accountants

C. D. Lala
Partner
Membership No: 35671

For B S R & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No: 032815

Mumbai
8 August, 2009

Consolidated Balance Sheet as at 31st March, 2009

(Rs. in crore)

	Schedule		As at 31st March, 2009		As at 31st March, 2008
SOURCES OF FUNDS					
Shareholders' Funds					
Share Capital	A	1,032.01		1,032.01	
Reserves and Surplus	B	41,248.31	**42,280.32**	27,994.32	29,026.33
Minority Interest			**654.92**		2,430.93
Loan Funds					
Secured Loans	C	3,000.00		950.00	
Unsecured Loans	D	36,162.25	**39,162.25**	24,871.70	25,821.70
Deferred Tax Liability			**28.10**		102.76
(Refer Note 10, Schedule Q)					
TOTAL			**82,125.59**		57,381.72
APPLICATION OF FUNDS					
Fixed Assets	E				
Gross Block		75,510.11		46,338.75	
Less: Depreciation		14,114.42		8,956.12	
Net Block		61,395.69		37,382.63	
Capital Work-in-Progress		11,309.60	**72,705.29**	14,929.93	52,312.56
Goodwill			**5,221.53**		3,565.43
(Refer Note 19, Schedule Q)					
Investments	F		**9,565.70**		10,999.63
Current Assets, Loans and Advances					
Current Assets	G				
Inventories		542.72		405.88	
Sundry Debtors		3,961.77		2,722.37	
Cash and Bank Balances		1,682.90		878.18	
Other Current Assets		1,771.41		2,305.81	
		7,958.80		6,312.24	
Loans and Advances	H	6,755.67		4,269.48	
		14,714.47		10,581.72	
Less : Current Liabilities and Provisions	I				
Current Liabilities		15,971.83		15,621.25	
Provisions		4,109.57		4,456.37	
		20,081.40		20,077.62	
Net Current Assets			**(5,366.93)**		(9,495.90)
TOTAL			**82,125.59**		57,381.72
Significant Accounting Policies	P				
Notes on Accounts	Q				

The schedules referred to above form an integral part of the Financial Statements.

As per our Report of even date

For Chaturvedi & Shah	For B S R & Co.	For and on behalf of the Board	
Chartered Accountants	Chartered Accountants	Chairman	**Anil D. Ambani**
C. D. Lala	**Natrajan Ramkrishna**	Directors	**J. Ramachandran**
Partner	Partner		**S. P. Talwar**
Membership No. 35671	Membership No. 032815		**Deepak Shourie**
			A. K. Purwar
Mumbai			
8th August, 2009		Company Secretary and Manager	**Hasit Shukla**

Consolidated Profit and Loss Account for the year ended 31st March, 2009

(Rs. in crore)

	Schedule	For the year ended 31st March, 2009		For the year ended 31st March, 2008	
INCOME					
Services Revenue and Other Operating Income	J		22,250.54		18,827.39
Other Income	K		697.92		240.37
			22,948.46		19,067.76
EXPENDITURE					
Access Charges, License Fees and Network Expenses	L	7,984.52		6,259.07	
Payment to and Provisions for Employees	M	1,676.55		1,167.52	
Commission to Non Executive Directors (net) (Refer Note 8 (i) and (ii), Schedule Q)		(3.80)		19.99	
Sales and General Administration Expenses	N	3,986.25	13,643.52	3,405.94	10,852.52
Profit before Financial Charges, Financial Income, Depreciation, Amortisation, Exceptional Items and Adjustments			9,304.94		8,215.24
Financial Charges (net)	O (I)		1,071.11		645.81
Financial Income	O (II)		(1,578.06)		(1,045.51)
Profit before Depreciation, Amortisation, Exceptional Items and Adjustments			9,811.89		8,614.94
Depreciation and Amortisation		4,630.81		3,947.10	
Depreciation adjusted by / transfer from:					
Provision for Business restructuring (Refer Note 5, Schedule Q)		(363.02)		(514.83)	
General Reserve (Refer Note 5, Schedule Q)		(276.55)		(252.11)	
General Reserve (Refer Note 5, Schedule Q)		(383.54)	3,607.70	(374.90)	2,805.26
Profit before Adjustments pursuant to the Scheme of Amalgamation/ Arrangement, Tax and Exceptional Items			6,204.19		5,809.68
Exceptional Items (Refer Note 16, Schedule Q)			7.47		(1,266.61)
Adjustments pursuant to the Scheme of Arrangement *inter alia* for demerger of Optic Fibre Undertaking into Reliance Infratel Limited and the Scheme of Arrangement *inter alia* between Reliance Communications Infrastructure Limited and Reliance Telecom Limited					
Losses on account of change in exchange rate relating to loans/ liabilities (net)			5,771.34		-
Equivalent amount withdrawn from General Reserve (Refer Note 4, Schedule Q)			(5,771.34)		-
Adjustment pursuant to the Scheme of Arrangement *inter alia* for demerger of Passive Infrastructure from the Company and Reliance Telecom Limited into Reliance Infratel Limited					
Fuel Expenses			191.07		
Equivalent amount withdrawn from General Reserve (Refer Note 5, Schedule Q)			(191.07)		
Profit Before Tax			6,196.72		7,076.29
Provision for					
- Current Tax (net of provision of earlier years written back Rs. Nil (Previous year Rs. 4.94 crore))		32.76		198.05	
Less: MAT Credit		-		(33.56)	
- Fringe Benefit Tax		16.23		18.97	
- Deferred Tax		(100.78)	(51.79)	100.16	283.62
Profit After tax (before adjustment of Minority Interest/ Associates)			6,248.51		6,792.67
Less: Share of Profit/ (Loss) transferred to Minority			205.17		1,390.06
Less: Share of (Profit)/ Loss of Associates			(1.59)		1.47
Profit After Tax (after adjustment of Minority Interest/ Associates)			6,044.93		5,401.14
Add: Balance brought forward from Previous year		8,186.55		3,129.98	
Add: As per the Schemes of Amalgamation of Subsidiaries (Refer Note 5, Schedule Q)		-		79.27	
Add: Depreciation adjustment of a Subsidiary (Refer Note 8, Schedule E)		-	8,186.55	157.27	3,366.52
			14,231.48		8,767.66
Amount Available for Appropriations					
APPROPRIATIONS					
Transferred to Statutory Reserve Fund		0.02		-	
Transferred to Debenture Redemption Reserve		6.98		-	
Transferred to General Reserve		8,400.00		400.00	
Proposed Dividend on Equity Shares		-		154.80	
Interim Dividend paid on Equity Shares		165.12		-	
Tax on Dividend		28.06	8,600.18	26.31	581.11
Balance carried to Balance Sheet			5,631.30		8,186.55
Earning per Share (before adjustment of the Scheme of Amalgamation) (Refer Note 14, Schedule Q)					
- Basic - of Rs. 5 each fully paid up			29.32		20.15
- Diluted - of Rs. 5 each fully paid up			28.08		17.37
Earning per Share (after adjustment of the Scheme of Amalgamation) (Refer Note 14, Schedule Q)					
- Basic - of Rs. 5 each fully paid up			29.29		26.32
- Diluted - of Rs. 5 each fully paid up			28.05		23.22
Significant Accounting Policies	P				
Notes on Accounts	Q				

The schedules referred to above form an integral part of the Financial Statements

As per our Report of even date

For Chaturvedi & Shah
Chartered Accountants
C. D. Lala
Partner
Membership No. 35671

For B S R & Co.
Chartered Accountants
Natrajan Ramkrishna
Partner
Membership No. 032815

Mumbai
8th August, 2009

For and on behalf of the Board

Chairman — **Anil D. Ambani**

Directors — **J. Ramachandran**, **S. P. Talwar**, **Deepak Shourie**, **A. K. Purwar**

Company Secretary and Manager — **Hasit Shukla**

(Rs. in crore)

	As at 31st March, 2009	As at 31st March, 2008
SCHEDULE A		
SHARE CAPITAL		
Authorised		
3,00,00,00,000 Equity Shares of Rs. 5 each	**1,500.00**	1,500.00
(3,00,00,00,000)		
	1,500.00	1,500.00
Issued, Subscribed and Paid up		
2,06,40,26,881 Equity Shares of Rs. 5 each fully paid up	**1,032.01**	1,032.01
(2,06,40,26,881) (Refer Note 3, Schedule Q)		
	1,032.01	1,032.01

Notes:

(1) Out of the above 1,30,81,10,172 (Previous year 1,30,81,10,172) Equity Shares are held by the Holding Company, AAA Communication Private Limited and 1,15,29,001 (Previous year 1,15,29,001) Equity Shares are held by the ultimate Holding Company, Reliance Innoventures Private Limited.

(2) Equity Shares allotted as fully paid up without payment being received in cash.

	Number of Shares
(a) Pursuant to demerger of Telecom Undertaking of Reliance Industries Limited into the Company	1,22,31,30,422
(b) Pursuant to the Scheme of Amalgamation and Arrangement	82,14,84,568
	2,04,46,14,990

(Rs. in crore)

		As at 31st March, 2009		As at 31st March, 2008
SCHEDULE B				
RESERVES AND SURPLUS				
Statutory Reserve Fund				
As per last Balance Sheet*	-		100.43	
Add : Transferred from Profit and Loss Account **	0.02		-	
Less : Transferred to General Reserve as per the Schemes of Amalgamation of Subsidiaries			1.02	
Less : Transferred to Profit and Loss Account as per the Schemes of Amalgamation of Subsidiaries	-	**0.02**	99.41	-
Capital Reserve				
As per last Balance Sheet	0.05		0.06	
Less : Transferred to General Reserve as per the Schemes of Amalgamation of Subsidiaries	-	**0.05**	0.01	0.05
Debenture Redemption Reserve		**6.98**		-
Exchange Fluctuation Reserve		**1,123.31**		(56.64)
Securities Premium Account				
As per last Balance Sheet	9,497.42		8,885.07	
Add : Refund of issue expenses of FCCBs	-		0.06	
Add : Premium payable on conversion of FCCBs (Refer Note 3 (i), Schedule Q)	-		832.39	
Add : Premium payable on conversion of FCCBs reversed	-		37.30	
Add : Premium payable on redemption of FCCBs reversed on buyback (Refer Note 3 (ii), Schedule Q)	7.68		-	
Less : Premium payable on redemption of FCCBs (Refer Note 3 (v), Schedule Q)	333.17	**9,171.93**	257.40	9,497.42

(Rs. in crore)

		As at 31st March, 2009		As at 31st March, 2008
SCHEDULE B (Contd...)				
General Reserve				
(Refer Note 18, Schedule Q)				
As per last Balance Sheet	9,079.84		9,850.44	
Add : Depreciation adjustment of a Subsidiary (Refer Note 8, Schedule E)	-		64.43	
Add : As per the Schemes of Amalgamation of Subsidiaries (Refer Note 5, Schedule Q)	-		66.49	
Add : As per the Scheme of Arrangement (Refer Note 5, Schedule Q)	-		4,829.88	
Add : Transferred from Profit and Loss Account	8,400.00		400.00	
Add : As per the Schemes of Amalgamation and Arrangement (Refer Note 6, Schedule Q)	12,344.80		-	
Less : Transferred to Profit and Loss Account (Refer Note 4, Schedule Q)	5,771.34		-	
Less : Transferred to Profit and Loss Account (Refer Note 5, Schedule Q)	276.55		252.11	
Less : Transferred to Profit and Loss Account (Refer Note 5, Schedule Q)	191.07		-	
Less : Transferred to Profit and Loss Account (Refer Note 5, Schedule Q)	383.54		374.90	
Less : As per the Scheme of Arrangement (Refer Note 5, Schedule Q)	-		4,487.84	
Less/ (Add) : Minority Interest	(825.48)	**24,027.62**	1,016.55	9,079.84
Reserve for Business Restructuring (Refer Note 5, Schedule Q)		**1,287.10**		1,287.10
Profit and Loss Account		**5,631.30**		8,186.55
		41,248.31		27,994.32

*Created pursuant to Reserve Bank of India (Amendment) Act, 1997 in respect of Reliance Infoinvestments Limited (RIIL), a Subsidiary of the Company during the previous year. Consequent upon the merger of RIIL with Reliance Communications Infrastructure Limited (RCIL), a Subsidiary of the Company, with effect from 23rd July, 2007, the amount of Statutory Reserve is withdrawn, as the same is no longer required to be carried forward as at 31st March, 2008.

**Created pursuant to Reserve Bank of India (Amendment) Act, 1997 in respect of Reliance Communications Investment and Leasing Limited (RILL), a Subsidiary of Reliance Communications Infrastructure Limited, a Subsidiary of the Company. RILL has become NBFC with effect from 1st April, 2008.

Schedules forming part of the Consolidated Balance Sheet

(Rs. in crore)

	As at 31st March, 2009	As at 31st March, 2008
SCHEDULE C		
SECURED LOANS		
Debenture		
11.20 % Secured, Redeemable, Non- Convertible Debentures (Refer Note (1) below)	**3,000.00**	-
Term Loans from Banks		
Rupee Loans (Refer Note (2) below)	-	950.00
	3,000.00	950.00

Note

(1) Pending the creation of pari-passu charge on moveable and non moveable assets (excluding land, building, goodwill and brand name) of Reliance Infratel Limited (RITL), a Subsidiary of the Company. Redemption at the end of 10th year from the date of allotment thereof.

(2) The Company has Secured Term Loans referred to above, *inter alia*, by way of first pari passu mortgage/ charge/ assignment in favour of the Security Trustees for the benefit of Financial Institutions and Banks, on its investments, immovable, movable and intangible assets/ properties (but excluding goodwill, brand name and certain other excluded assets) including Intellectual Property Rights, all revenues, accounts receivables, both present and future and assignment of rights under specified Project Documents and the Telecom License Agreements.

	As at 31st March, 2009		As at 31st March, 2008	
SCHEDULE D				
UNSECURED LOANS				
Long Term Loans				
Rupee Loans (Repayable within one year Rs. Nil (Previous year Rs. Nil))	5,600.00		-	
Foreign Currency Loans from Banks (Repayable within one year Rs. Nil (Previous year Rs. Nil))	11,607.12		7,664.82	
Foreign Currency Convertible Bonds (FCCBs) (Repayable within one year Rs. Nil (Previous year Rs. Nil)) (Refer Note 3 (i) and (ii), Schedule Q)	7,083.51	**24,290.63**	5,493.23	13,158.05
Short Term Loans				
From Banks				
Foreign Currency Loans	5,616.88		4,253.65	
Rupee Loans	5,300.00		7,075.00	
Commercial Papers	954.74		-	
From Others	-	**11,871.62**	385.00	11,713.65
		36,162.25		24,871.70

SCHEDULE E FIXED ASSETS

(Rs. in crore)

Description	Gross Block					Depreciation					Net Block	
	As at 1st April, 2008	As per the Scheme of Amalgamation and Arrangements (Refer Note 6, Schedule Q)	Additions	(Deductions)/ adjustments (Refer Note 9 below)	As at 31st March, 2009	As at 1st April, 2008	Transfer from General Reserve/ Provision for Business Restructuring	Depreciation for the year	(Deductions)/ adjustments (Refer Note 9 below)	As at 31st March, 2009	As at 31st March, 2009	As at 31st March, 2008
Tangible Assets												
Leasehold Land	24.13	-	-	-	24.13	1.63	-	0.26	0.01	1.90	22.23	22.50
Leasehold Improvement	49.62	-	25.51	6.70	81.83	28.52	-	8.67	11.68	48.87	32.96	21.10
Freehold Land	250.65	225.46	-	-	476.11	-	-	-	-	-	476.11	250.65
Buildings	2,088.66	129.85	25.68	(5.32)	2,238.87	213.53	37.39	35.02	(0.09)	285.85	1,953.02	1,875.13
Plant and Machinery	39,421.02	-	10,786.18	1,359.46	51,566.66	7,852.43	887.73	3,206.55	406.77	12,353.48	39,213.18	31,568.59
Furniture and Fixtures	152.67	-	10.99	4.10	167.76	59.43	0.01	16.00	4.06	79.50	88.26	93.24
Vehicles	61.26	-	13.51	(0.24)	74.53	48.50	0.31	5.19	0.06	54.06	20.47	12.76
Sub Total	**42,048.01**	**355.31**	**10,861.87**	**1,364.70**	**54,629.89**	**8,204.04**	**925.44**	**3,271.69**	**422.49**	**12,823.66**	**41,806.23**	**33,843.97**
Leasehold Assets												
Plant and Machinery	7.81	-	-	-	7.81	7.81	-	-	-	7.81	-	-
Office Equipments	-	-	3.75	(0.50)	3.25	-	-	1.79	1.14	2.93	0.32	-
Furniture	-	-	-	-	-	-	-	-	-	-	-	-
Vehicles	1.47	-	0.62	(0.42)	1.67	1.14	-	0.22	(0.34)	1.02	0.65	0.33
Sub Total	**9.28**		**4.37**	**(0.92)**	**12.73**	**8.95**		**2.01**	**0.80**	**11.76**	**0.97**	**0.33**
Intangible Assets												
Telecom Licences	3,037.63	14,145.49	1,626.39	-	18,809.51	541.26	97.67	162.64	-	801.57	18,007.94	2,496.37
Indefeasible Rights of Connectivity	947.63	-	187.01	272.89	1,407.53	102.60	-	81.79	43.06	227.45	1,180.08	845.03
Software	165.07	-	58.65	(8.49)	215.23	82.72	-	42.50	49.13	174.35	40.88	82.35
Brand Licence	101.83	-	103.11	(0.01)	204.93	15.32	-	15.48	0.01	30.81	174.12	86.51
Movie Rights	7.24	-	-	-	7.24	0.19	-	0.37	-	0.56	6.68	7.05
Licence and Knowhow	22.06	-	-	200.99	223.05	1.04	-	31.22	12.00	44.26	178.79	21.02
Sub Total	**4,281.46**	**14,145.49**	**1,975.16**	**465.38**	**20,867.49**	**743.13**	**97.67**	**334.00**	**104.20**	**1,279.00**	**19,588.49**	**3,538.33**
Grand Total	**46,338.75**	**14,500.80**	**12,841.40**	**1,829.16**	**75,510.11**	**8,956.12**	**1,023.11**	**3,607.70**	**527.49**	**14,114.42**	**61,395.69**	**37,382.63**
Previous year	34,944.16	1,962.84	9,928.96	(497.21)	46,338.75	5,592.60	1,141.84	2,805.26	(583.58)	8,956.12	37,382.63	-
Capital Work - in - Progress (gross) (Note 6 (d) below)											**11,309.60**	14,929.03

1 (a) Freehold Land includes Rs. 55,808 (Previous year Rs. 55,808) acquired from Karnataka Industrial Areas Development Board (a Government of Karnataka Undertaking). Transfer of ownership is under process
(b) Freehold Land includes Rs 0.55 crore (Previous year Rs. 0.55 crore) towards land acquired. the transfer of ownership is under process.

2 Buildings include:
(a) Rs. 250 (Previous year Rs. 250) towards cost of shares in Co-operative Societies (held by Reliance Telecom Limited).
(b) Rs. 0.02 crore (Previous year Rs. 0.02 crore) towards cost of Shares acquired in a Company (held by Reliance Communications Infrastructure Limited).

3 Plant and Machinery includes Electrical equipments of Rs. 2.66 crore (Previous year Rs. 2.66 crore), which are under custody and control of Maharashtra State Electricity Distribution Company Limited.

4 Plant and Machinery includes Asset Retirement Obligations (ARO) (Gross Block Rs. 277.22 crore (Previous year Rs.219.28 crore), Accumulated Depreciation Rs. 101.65 crore (Previous year Rs.80.40 crore) and Net Block Rs. 175.57 crore (Previous year Rs.138.88 crore)).

5 (a) Gross Block includes Rs. 3,584.55 crore being the amount added on revaluation as on 1st January, 2006.
(b) Gross Block for the previous year includes Rs. 1,962.84 crore, being an amount added on fair valuation as on 10th April, 2007 (Refer Note 5, Schedule Q).

6 Capital Work-in-Progress includes:
(a) Rs. 4848.19 crore (Previous year Rs. 1470.82 crore) on account of advance against capital expenditure.
(b) Rs. 771.16 crore (Previous year Rs. 422.76 crore) on account of project development expenditure.
(c) Rs. 886.31crore (Previous year Rs. 879.63 crore) on account of materials at site.
(d) Net of reduction on fair valuation by Rs. 2,100 crore (Refer Note 6 (i), Schedule Q).

7 Transfer of title of certain land and buildings received from Reliance Industries Limited pursuant to the Scheme of Arrangement is under progress.

8 During the previous year, method of depreciation of a subsidiary of the Company has been alligned with the policy of depreciation (Straight Line Method (SLM)) of the Company. Accordingly, the excess amount of depreciation up to 31st March, 2007, charged on Written Down Value (WDV) Method of, Rs. 157.27 crore has been added to Opening Profit and Loss Account and Rs. 64.43 crore withdrawn from General Reserve during the previous period has been added back to General Reserve.

9 Deductions/ adjustments include exchange fluctuation on account of currency translation of foreign subsidiaries.

(Rs. in crore)

		As at 31st March, 2009		As at 31st March, 2008	
SCHEDULE F					
INVESTMENTS					
Long Term Investments					
In Government and Other Securities					
Unquoted					
	6 Year National Savings Certificates (Lodged with Sales Tax Department)	0.02		0.02	
	5 1/2 years Kisan Vikas Patra (Lodged with Chennai Metropolitan Development Authority)	-	**0.02**	-	0.02
	Rs. 5,000 (Previous year Rs. 5,000)				
Trade Investment					
In Equity Shares of Companies					
Unquoted, fully paid up					
6,50,25,000	Warf Telecom International Private Limited of 1 MRF each	22.31		22.31	
(6,50,25,000)	Less : Share of Loss of Associates	(0.41)		(2.00)	
		21.90		20.31	
8,83,819 (8,83,819)	World Tel Holding Limited, Bermuda (under Liquidation) of USD 0.05 each	-		-	
Nil (100)	Reliance Cementation Private Limited of Rs. 10 each (Rs.1,000)	-		-	
2,100	Macronet Private Limited of Rs. 10 each (Rs. 21,000)	-		-	
(2,100)	Less : Share of Loss of Associates (Rs. 21,000)				
2,101 (Nil)	Macronet Mercantile Private Limited of Rs. 10 each (Rs. 21,010)	-		-	
	Less : Share of Loss of Associates (Rs. Nil)				
5 000 (5000)	International Convention Centre Constructions Private Llimited of Rs. 10 each (Rs. 50,000)	-		-	
Nil (1,00,000)	Gateway Net Trading Pte. Limited of USD 1 each	-		0.47	
4,000 (Nil)	eWave Global of no par value	22.32	**44.22**	-	20.78
In Preference Shares of Companies					
Unquoted, fully paid up					
10,00,000 (10,00,000)	9% Redeemable Preference Shares of Reliance BPO Limited of Rs. 1 each	5.00		5.00	
25,001 (Nil)	Preference Shares of Luxfield Enterprises Limited of USD 2.30 each	129.33		-	
(Nil) (2,50,010)	1% Redeemable Non Convertible, Non Cumulative Preference Shares of Gateway Net Trading Pte. Limited of USD 100 each	-		108.97	
1 (Nil)	Secured Convertible Promissory Note of Telsima Corporation	17.75		-	
20,45,455 (Nil)	Series D Preferred Stock of Stoke Inc. of USD 2.2 each	22.82		-	
5,85,993 (Nil)	Series A Preferred Stock of Scalable Display Technologies Inc. of USD 1.62 each	4.82		-	
7,11,438 (Nil)	Series B Convertible Preference Shares of Pelago Inc. of USD 3.37 each	12.17		-	
6,17,589 (Nil)	Preference Stock of Sequans Communication of Euro 2.024 each	9.46		-	
14,63,415 (Nil)	Series C Preferred Stock of Stoke Inc. of USD 2.05 each	15.30		-	

			As at 31st March, 2009		As at 31st March, 2008
					(Rs. in crore)
	SCHEDULE F (Contd....)				
84,74,576 (Nil)	Series B Preferred Stock of E Band Communications Corporation of USD 0.354 each	15.34		-	
			231.99		113.97
In Partnership Firm					
Unquoted, fully paid up					
	Tip Top Typography	5.25		-	
	Less: Share of Loss in the Partnersip Firm	(0.01)		-	
	Reliance Capital Infrastructure	-	**5.24**	-	-
Current Investments					
Other Investments					
In Government Bonds					
Quoted					
10,00,000 (10,00,000)	11.99% GOI Bonds 2009 of Rs. 100 each fully paid up	10.01		10.43	
Nil (10,00,000)	8.35% GOI Bonds 2022 of Rs. 100 each fully paid up	-		10.12	
Nil (15,00,000)	7.99% GOI Bonds 2017 of Rs. 100 each fully paid up	-		15.05	
20,00,000 (Nil)	7.95% GOI Bonds 2032 of Rs. 100 each fully paid up	20.29		-	
15,00,000 (Nil)	8.24% GOI Bonds 2018 of Rs. 100 each fully paid up	16.24		-	
5,00,000 (Nil)	7.94% GOI Bonds 2021 of Rs. 100 each fully paid up	5.18		-	
16,34,000 (Nil)	6.83% GOI Bonds 2039 of Rs. 100 each fully paid up	14.56		-	
40,00,000 (Nil)	6.05% GOI Bonds 2019 of Rs. 100 each fully paid up	37.29		-	
10,00,000 (Nil)	7.56% GOI Bonds 2014 of Rs. 100 each fully paid up	10.38		-	
10,00,000 (Nil)	7% GOI Fertilizer Bonds of Rs. 100 each fully paid up	9.22		-	
Nil (10,00,000)	8.33% GOI Bonds 2036 of Rs. 100 each fully paid up	-	**123.17**	9.90	45.50
In Bonds and Debentures					
Quoted					
50 (50)	9.70% HDFC 2017 of Rs. 10,00,000 each fully paid up	5.07		5.00	
250 (Nil)	11.25% PFC 2018 of Rs. 10,00,000 each fully paid up	28.45		-	
Nil (50)	9.80% PFC 2012 of Rs. 10,00,000 each fully paid up	-		5.05	
150 (Nil)	11.00% PFC 2018 of Rs. 10,00,000 each fully paid up	15.02		-	
50 (Nil)	8.45% IRFC 2018 of Rs. 10,00,000 each fully paid up	4.80		-	
Nil (250)	9.28% PFC 2017 of Rs. 10,00,000 each fully paid up	-		24.77	
Nil (250)	9.25% EXIM 2012 of Rs. 10,00,000 each fully paid up	-		24.79	

Schedules forming part of the Consolidated Balance Sheet

(Rs. in crore)

		As at 31st March, 2009		As at 31st March, 2008	
	SCHEDULE F (Contd....)				
Nil (250)	9.20% HDFC 2012 of Rs. 10,00,000 each fully paid up	-		24.80	
Nil (250)	8.80% IDFC 2009 of Rs. 10,00,000 each fully paid up	-		24.78	
Nil (300)	8.75% IRFC 2013 of Rs. 10,00,000 each fully paid up	-		29.42	
250 (Nil)	8.55% IRFC 2019 of Rs. 10,00,000 each fully paid up	24.17		-	
Nil (500)	9.50% HDFC 2013 of Rs. 10,00,000 each fully paid up	-		50.00	
100 (100)	7.25% ICICI 2011 of Rs. 10,00,000 each fully paid up	9.43		9.43	
Nil (450)	10.10% SBI 2022 of Rs. 10,00,000 each fully paid up	-		46.77	
Nil (250)	9.07% Rural Electrification Corporation Limited of Rs. 10,00,000 each fully paid up	-		24.47	
100 (Nil)	8.46% IRFC 2014 of Rs. 10,00,000 each fully paid up	9.94		-	
250 (Nil)	NCD 10.20% TISCO 2015 of Rs. 10,00,000 each fully paid up	25.00		-	
Nil (200)	0.00 % HDFC 2008 of Rs. 10,00,000 each fully paid up	-		19.03	
Nil (350)	5.85% HDFC 2009 of Rs. 10,00,000 each fully paid up	-		33.71	
Nil (2,000)	8.40% HDFC 2008 of Rs. 10,00,000 each fully paid up	-		199.12	
650 (650)	NCD 10.00% Citi Financial Consumer Finance (India) Limited of Rs. 10,00,000 each fully paid up	65.75		65.00	
1,400 (1,400)	NCD 8.65% Citi Financial Consumer Finance (India) Limited 2009 of Rs. 10,00,000 each fully paid up	138.45	**326.08**	138.45	724.59
In Bonds and Debentures					
Unquoted					
6,17,589 (Nil)	Convertible Bonds of Sequans Communications of Euro 2.024 each	9.46		-	
Nil (150)	9.80% NABARD Bond 2012 of Rs. 10,00,000 each fully paid up	-		15.00	
Nil (300)	9.50% NABARD Bond 2012 of Rs. 10,00,000 each fully paid up	-		30.02	
Nil (200)	5.75% EXIM 2008 of Rs. 10,00,000 each fully paid up	-		19.82	
Nil (150)	NCD of Citicorp Finance (India) Limited of Rs. 1,00,00,000 each fully paid up	-		149.94	
1,000 (1,000)	NCD Tata Sons 2010 of Rs. 10,00,000 each fully paid up	100.29	**109.75**	100.00	314.78
In Certificate of Deposits (CD)					
Unquoted					
7,500 (5,000)	Canara Bank of Rs. 1,00,000 each fully paid up	70.00		45.69	
(Nil) (2,500)	Indian Bank of Rs. 1,00,000 each fully paid up	-		22.87	

(Rs. in crore)

		As at 31st March, 2009		As at 31st March, 2008	
	SCHEDULE F (Contd....)				
Nil (2,500)	Oriental Bank of Commerce of Rs. 1,00,000 each fully paid up	-		22.81	
2,500 (Nil)	Bank of India of Rs. 1,00,000 each fully paid up	23.29		-	
Nil (2,500)	Corporation Bank of Rs. 1,00,000 each fully paid up	-		23.01	
7,500 (12,500)	Punjab National Bank of Rs. 1,00,000 each fully paid up	71.57		116.51	
Nil (2,500)	State Bank of Bikaner and Jaipur of Rs. 1,00,000 each fully paid up	-		23.74	
Nil (2,500)	State Bank of Indore of Rs. 1,00,000 each fully paid up	-		24.59	
Nil (2,500)	State Bank of Saurashtra of Rs. 1,00,000 each fully paid up	-		24.59	
2,500 (2,500)	State Bank of Travancore of Rs. 1,00,000 each fully paid up	23.64		23.12	
Nil (2,500)	Union Bank of India of Rs. 1,00,000 each fully paid up	-		23.89	
5,000 (Nil)	Syndicate Bank of Rs. 1,00,000 each fully paid up	46.42		-	
2,500 (2,500)	State Bank of Patiala of Rs. 1,00,000 each fully paid up	23.37	**258.29**	22.87	373.69
In Pass Through Certificate (PTC)					
Unquoted					
Nil (150)	ICICI Bank Limited (PTC - XV) of Rs. 97, 92, 416 each	-		25.35	25.35
In Units of Mutual Funds					
Unquoted					
Nil (50,00,000)	Kotak FMP - 17 Months - Series 1-IP - Growth of Rs. 10 each	-		5.00	
2,00,00,000 (2,00,00,000)	Reliance FHF - Plan C - Series 2 - IP - Growth of Rs. 10 each	20.00		20.00	
Nil (1,10,00,000)	Lotus India FMP - 14 Months - Series III - IP - Growth of Rs. 10 each	-		11.00	
Nil (6,00,00,000)	Reliance FHF 4 - AP - Series 2 - IP - Growth of Rs. 10 each	-		60.00	
Nil (40,00,00,000)	Reliance FHF 3 - AP -Series 2 - IP-Dividend of Rs. 10 each	-		400.00	
10,00,00,000 (10,00,00,000)	Reliance FHF 4 - Series 7 - IP - Growth of Rs. 10 each	100.00		100.00	
Nil (25,00,00,000)	Reliance FHF 3 - AP - Series 1 - IP - Growth of Rs. 10 each	-		250.00	
Nil (2,15,00,00,000)	Reliance FHF 3 - AP - Series 3 - Growth of Rs. 10 each	-		2,150.00	
1,32,80,82,463 (1,33,12,57,597)	Reliance Liquidity Fund - Growth of Rs. 10 each	1,758.39		1,618.34	
Nil (1,65,00,00,000)	Reliance FHF 3 - AP - Series 6 - IP - Growth of Rs. 10 each	-		1,650.00	
Nil (1,00,00,000)	Kotak FMP - 16Month - Series 1 - Growth of Rs. 10 each	-		10.00	

Schedules forming part of the Consolidated Balance Sheet

(Rs. in crore)

			As at 31st March, 2009		As at 31st March, 2008
	SCHEDULE F (Contd....)				
Nil (3,00,00,000)	Kotak FMP - 14 Months - Series 2-IP-Growth of Rs. 10 each	-		30.00	
Nil (25,00,00,000)	Reliance FHF 2 - AP - Series 6 - IP - Growth of Rs. 10 each	-		250.00	
42,59,21,833 (Nil)	LIC MF Income Plus Fund - Growth of Rs. 10 each	500.16		-	
44,28,610 (Nil)	Reliance Money Manager Fund - IP - Growth of Rs. 1,000 each	528.56		-	
4,51,78,546 (Nil)	Reliance Interval Fund-Annual Series I-IP-Growth of Rs. 10 each	50.00		-	
1,27,73,56,651 (Nil)	Reliance Medium Term Fund - Growth of Rs. 10 each	2,320.84		-	
5,09,40,244 (Nil)	JPMorgan India Treasury Fund - Super IP-Growth of Rs. 10 each	58.14		-	
59,73,30,316 (80,39,092)	Reliance Liquidity Fund - TP-IP-Growth of Rs. 10 each	1,276.76		13.20	
16,37,923 (63,342)	Reliance Floating Rate Fund - Daily Dividend Reinvestment Plan of Rs. 10 each	1.65		0.06	
7,47,52,679 (Nil)	Canara Robeco Liquid Plus - Super IP - Growth of Rs. 10 each	99.02		-	
70,00,00,000 (Nil)	Reliance FHF 10 - Series 5 - Super - IP - Growth of Rs. 10 each	700.00		-	
1,18,47,475 (38,60,19,375)	BGI USD Liquidity First Fund - Institutional Share Class of USD 1 each	70.82		1,552.13	
Nil (9,61,448)	BGI Euro Liquidity First Fund - Institutional Share Class of Euro 1 each	-		6.09	
Nil (17,18,866)	BGI Sterling Liquidity First Fund - Institutional Share Class of GBP 1 each	-		13.72	
Nil (3,434)	Ordinary Shares in 2i Capital PCC of USD 0.01 each	-		137.78	
16,580 (26,000)	USD Liquidity Investment Fund of USD 1 each	982.60		1,096.45	
Nil (17,85,734)	SWFB of USD 1 each	-		7.18	
			8,466.94		9,380.95
			9,565.70		10,999.63

Note:		As at 31st March, 2009	As at 31st March, 2008
	Aggregate Book Value of Investments		
	Unquoted Investments	**9,116.45**	10,229.54
	Quoted Investments (Market Value Rs. 455.82 crore, Previous year Rs.772.11 crore)	**449.25**	770.09
	Total	**9,565.70**	10,999.63

(Rs. in crore)

		As at 31st March, 2009		As at 31st March, 2008
SCHEDULE G				
CURRENT ASSETS				
Inventories				
Stores and Spares*	387.75		295.94	
Communications Devices and Accessories	154.97	**542.72**	109.94	405.88
**Sundry Debtors (Unsecured) ** **				
Due for more than six months				
Considered good	851.28		449.67	
Considered doubtful	394.66		724.60	
	1,245.94		1,174.27	
Less: Provision for doubtful debts	394.66		724.60	
	851.28		449.67	
Others				
Considered good	3,110.49		2,272.70	
Considered doubtful	65.36		59.30	
	3,175.85		2,332.00	
Less: Provision for doubtful debts	65.36		59.30	
	3,110.49	**3,961.77**	2,272.70	2,722.37
Cash and Bank Balances				
Cash on hand	0.32		0.50	
Cheques on hand	53.73		82.30	
Remittances in Transit	-		114.83	
Balance with Banks				
In Current Accounts with Scheduled Banks	483.37		259.31	
In Current Accounts with Other Banks	278.75		127.13	
In Export Earning Foreign Currency Accounts with Scheduled Banks	236.22		77.60	
In Fixed Deposits with Banks	630.51	**1,682.90**	216.51	878.18
Other Current Assets				
Interest accrued on Investments (Refer Note 15, Schedule Q)	88.91		515.47	
Deposits	1,670.38		1,601.87	
Others	12.12	**1,771.41**	188.47	2,305.81
(Deposits include Rs. 1,136.47 crore paid against disputed claims, Refer Note 8 (i), Schedule Q (Previous year Rs. 829.47 crore))				
		7,958.80		6,312.24

* Rs. 0.70 crore, being 0.02% (Previous year Rs. 5.94 crore, being 2.01%) is determined based on the First In First Out method of Inventory valuation and the balance is based on Weighted Average method.

** Net of fair value change by Rs. 56 crore

(Rs. in crore)

		As at 31st March, 2009		As at 31st March, 2008
SCHEDULE H				
LOANS AND ADVANCES				
(Unsecured, considered good unless stated otherwise)				
Advances recoverable in cash or kind or for value to be received*				
Considered good	6,754.61		4,268.18	
Considered doubtful	132.15		129.11	
	6,886.76		4,397.29	
Less: Provision for doubtful advance	132.15	**6,754.61**	129.11	4,268.18
*(Includes subsidy receivable Rs. 82.17 crore (Previous year Rs. 141.38 crore))				
Balance with Customs, Central Excise Authorities etc.		**1.06**		1.30
		6,755.67		4,269.48
SCHEDULE I				
CURRENT LIABILITIES AND PROVISIONS				
Current Liabilities				
Sundry Creditors				
Dues to Micro, Small and Medium Enterprises (Refer Note 13, Schedule Q)	126.52		41.03	
Others*	4,520.59		8,653.77	
Liability for leased assets	356.72		0.38	
Interest accrued but not due on loans	109.74		114.95	
Unclaimed Dividend	3.20		1.32	
Other Liabilities	4,883.84		2,661.34	
Advance from Customers and Unearned Income	5,971.22		4,148.46	
(Includes subsidy deferred Rs. 53.24 crore (Previous year Rs. 141.93 crore))		**15,971.83**		15,621.25
Provisions				
Income Tax (net of advanced tax)	212.53		197.66	
Fringe Benefit Tax (net of taxes paid)	2.24		4.20	
Wealth Tax (net of taxes paid)	1.06		1.32	
Disputed and Other Claims (Refer Note 8, Schedule Q)	1,844.80		1,905.20	
Retirement Benefits	144.84		116.48	
Commission to Non Executive Directors	0.60		35.00	
Business Restructuring (Refer Note 5, Schedule Q)	1,433.10		1,796.12	
Assets Retirement Obligations (Refer Note 8, Schedule Q)	277.22		219.28	
Proposed Dividend on Equity Shares	-		154.80	
Interim Dividend on Equity Shares	165.12		-	
Tax on Dividend	28.06	**4,109.57**	26.31	4,456.37
		20,081.40		20,077.62

*Includes for Capital Expenditure Rs. 4,170.57 crore (Previous year Rs. 5,724.64 crore)

Schedules forming part of the Consolidated Profit and Loss Account

(Rs. in crore)

		For the year ended 31st March, 2009		For the year ended 31st March, 2008
SCHEDULE J				
SERVICE REVENUE AND OTHER OPERATING INCOME				
Service Revenue	23,215.92		18,871.70	
Less: Service Tax	2473.01	**20,742.91**	1,723.22	17,148.48
Other Operating Income	1,520.09		1,733.81	
Less: Service/Sales Tax	12.46	**1,507.63**	54.90	1,678.91
(Includes realisation from telecom terminals and accessories, debtors etc.)				
		22,250.54		18,827.39
SCHEDULE K				
OTHER INCOME				
Profit on Sale of Investments		**327.82**		169.54
Profit on Disposal of Assets		**0.19**		0.12
Dividend Income		**16.30**		26.88
Miscellaneous Income		**353.61**		43.83
		697.92		240.37
SCHEDULE L				
ACCESS CHARGES, LICENSE FEES AND NETWORK EXPENSES				
Access Charges		**2,381.67**		2,819.65
License Fees		**1,186.51**		1,238.64
Rent, Rates and Taxes		**292.07**		127.22
Network Repairs and Maintenance		**1,378.84**		809.86
Stores and Spares Consumed		**103.87**		51.62
Power Fuel and Utilities		**841.85**		544.33
Cost of Service Contents and Applications		**241.06**		92.72
Other Network Operating Expenses		**1,558.65**		575.03
		7,984.52		6,259.07
SCHEDULE M				
PAYMENT TO AND PROVISION FOR EMPLOYEES				
(Including Managerial Remuneration)				
Salaries		**1,444.13**		982.87
(Including Managerial Remuneration Rs. 0.70 crore (Previous year Rs. 0.53 crore))				
Contribution to Provident, Gratuity and Superannuation Fund		**94.41**		85.11
Employee Welfare and Other Amenities		**138.01**		99.54
		1,676.55		1,167.52

Schedules forming part of the Consolidated Profit and Loss Account

(Rs. in crore)

		For the year ended 31st March, 2009		For the year ended 31st March, 2008
SCHEDULE N				
SALES AND GENERAL ADMINISTRATION EXPENSES				
Selling Expenses				
Commission	350.26		409.88	
Selling and Marketing	676.82		423.58	
Advertisement	386.65		501.21	
Customer Acquisition and Customer Care	421.70		415.96	
Cost of Sale of Telecom Terminals and Accessories	285.33	**2,120.76**	509.18	2,259.81
Provision for Doubtful Debts, Loans and Advances		**136.81**		147.51
General Administration Expenses				
Insurance	35.30		24.52	
Rent, Rates and Taxes	220.44		149.06	
Repairs and Maintenance				
- Machinery	0.13		0.21	
- Building	16.80		21.51	
- Others	36.41		43.51	
Travelling	116.26		123.54	
Professional Fees	182.13		159.57	
Foreign Exchange (Gain)/ Loss on Debtors/ Creditors (net)	123.66		(148.35)	
Loss on Sale/ Discarding of Assets	0.06		15.28	
Investment written off	-		1.93	
Other General and Administrative Expenses	987.19		598.39	
Wealth Tax	0.64	**1,719.02**	0.39	989.56
Payment to Auditors		**9.66**		9.06
		3,986.25		3,405.94
SCHEDULE O (I)				
FINANCIAL CHARGES (NET)				
Interest and Other charges on Term Loans	563.74		553.77	
Interest on Other Loans	648.10	**1211.84**	478.96	1032.73
Other Financial Cost		**46.67**		35.38
Foreign Currency Exchange Fluctuation (Gain)/ Loss (net)		**(187.40)**		(422.30)
		1071.11		645.81
SCHEDULE O (II)				
FINANCIAL INCOME				
Income from Investments and Interest Income		**(239.39)**		(1,045.51)
(Tax deducted at source Rs.4.73 crore (Previous year Rs. 37.76 crore)) (Refer Note 15, Schedule Q)				
Distribution of income by Reliance Communications Shareholders Trust		**(1338.67)**		-
(Refer Note 20, Schedule Q)				
		(1578.06)		(1045.51)

Significant Accounting Policies to the Consolidated Balance sheet and Consolidated Profit and Loss Account

SCHEDULE P

1 Principles of Consolidation

The Consolidated Financial Statements relate to Reliance Communications Limited ('the Company') and all of its subsidiary companies and the companies controlled, that is, the companies over which the Company exercises control/ joint control over ownership and voting power and the associates and joint venture (hereinafter collectively referred to as the "Group"). The Consolidated Financial Statements have been prepared on the following bases.

(a) The Financial Statements of the Company and its subsidiaries are consolidated on a line-by-line basis, by adding together the book values of like items of assets, liabilities, incomes and expenses after fully eliminating intra group balances and intra group transactions resulting in unrealized profits or losses in accordance with the Accounting Standard ("AS") 21 "Consolidated Financial Statements" as referred to in the Companies (Accounting Standards) Rules, 2006 (Accounting Standard Rules).

(b) In case of the foreign subsidiaries and companies controlled by the Company, revenue is consolidated at the average exchange rate prevailing during the year. All monetary assets and liabilities are converted at the exchange rate prevailing at the end of the year. While, non monetary assets and liabilities are recorded at the exchange rate prevailing on the date of the transaction or closing rate, as applicable. Any exchange difference arising on consolidation of integral foreign operation and non integral foreign operation is recognised in the Profit and Loss Account and Exchange Fluctuation Reserve respectively.

(c) Investments in subsidiaries are eliminated and differences between the cost of investment over the net assets on the date of investment or on the date of the financial statements immediately preceeding the date of investment in subsidiaries are recognised as Goodwill or Capital Reserve, as the case may be.

(d) The difference between the proceeds from disposal of investment in a subsidiary or in a company controlled by the Company and the proportionate carrying amount of its assets less liabilities as of the date of disposal, is recognised in the Consolidated Profit and Loss Account as the profit or loss on disposal of investment in subsidiaries.

(e) Minority Interest's share of net profit or loss of consolidated subsidiaries for the year is identified and adjusted against the income of the Group in order to arrive at the net income attributable to the Equity Shareholders of the Company.

(f) Minority Interest's share of net assets of consolidated subsidiaries is identified and presented in the consolidated Balance Sheet as a separate item from liabilities and the Shareholders' Equity.

(g) In case of associates, where the Company directly or indirectly through subsidiaries holds 20% or more of Equity Shares, investments in associates are accounted for using equity method in accordance with Accounting Standard ("AS") 23 "Accounting for Investments in Associates in Consolidated Financial Statements" as referred to in the Accounting Standard Rules. The Company accounts for its share in the change in the net assets of the associates, post acquisition, after eliminating unrealised profits and losses resulting from transactions between the Company and its associates to the extent of its share, through its Profit and Loss Account, to the extent such change is attributable to the associates' Profit and Loss Account, based on available information.The difference between the cost of investment in the associates and the share of net assets, at the time of acquisition of shares in the associates, is identified in the financial statements as Goodwill or Capital Reserve, as the case may be.

(h) Interest in a jointly controlled entity is reported using proportionate consolidation.

(i) As far as possible, the Consolidated Financial Statements are prepared using uniform Accounting Policies for like transactions and other events in similar circumstances and are presented in the same manner as the standalone financial statements of the Company.

2 Investments other than in subsidiaries, associates and joint ventures are accounted as per Accounting Standard ("AS") 13 "Accounting for Investments" as referred to in the Accounting Standard Rules.

3 Other Significant Accounting Policies

(a) Basis of Preparation of Financial Statements

The Financial Statements are prepared under historical cost convention and/ fair valuation under a Scheme approved by the High Court, in accordance with the generally accepted accounting principles in India and provisions of the Companies Act, 1956 read with the Accounting Standard Rules as well as applicable pronouncements of the Institute of Chartered Accountants of India (the ICAI).

(b) Use of Estimates

The preparation and presentation of Consolidated Financial Statements requires estimates and assumptions to be made that affect the reported amount of assets and liabilities and disclosure of contingent liabilities on the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Difference between the actual results and estimates is recognised in the period in which the results are known / materialised.

(c) Fixed Assets

(i) Fixed Assets are stated at cost/ fair value net of Modvat/ Cenvat, Value Added Tax and include amount added on revaluation less accumulated depreciation, amortisation and impairment loss, if any.

(ii) All costs including financing cost of qualifying assets till commencement of commercial operations, net charges of foreign exchange contracts and adjustments arising upto 31st March, 2007 from exchange rate variations, relating to borrowings attributable to fixed assets, are capitalised.

(iii) Expenses incurred relating to project, prior to commencement of commercial operation, are considered as project development expenditure and shown under Capital Work-in-Progress.

(iv) Telecom Licenses are stated at fair value less accumulated amortisation.

(v) Indefeasible Rights of Connectivity (IRC) are stated at cost less accumulated amortisation.

(d) Lease

(i) In respect of Operating Leases, lease rentals are expensed on straight line basis with reference to the lease term, except for lease rentals pertaining to the period up to the date of commencement of commercial operations, which are capitalised.

(ii) Finance leases prior to 1st April 2001: Rentals are expensed with reference to the term of lease and other considerations.

(iii) Finance Leases on or after 1st April 2001: The lower of the fair value of the assets and present value of the minimum lease rentals is capitalised as Fixed Assets with corresponding amount shown as liabilities for leased assets. The principal component in lease rental in respect of the above is adjusted against liabilities for leased assets and the interest component is recognised as an expense in the year in which the same is incurred except in case of assets used for capital projects where it is capitalised.

(e) Depreciation/ Amortisation

(i) Depreciation on Fixed Assets is provided on Straight Line Method at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956 except in case of the following assets which are depreciated at the rates as given below.

Ducts and Cables - 18, 20 years

Telecom Electronic Equipments - 7, 10 years

Furniture, Fixtures and Office Equipments - 5, 10 years

Customer Premises Equipments - 3 years

Vehicles - 5 years

Leasehold improvements - Shorter of the remaining lease term or useful life

Cable Systems - Shorter of 15 years or remaining useful life

In case of Falcon project, the asset life of Sub Marine Cable Network and Terrestrial Network is estimated at 25 years and 15 years respectively.

(ii) Depreciation on assets, taken on finance lease on or after 1st April, 2001, is provided over the remaining period of lease from commencement of commercial operations.

(iii) Expenditure of capital nature incurred on assets taken on operating lease is depreciated over the remaining period of the lease term.

(iv) Leasehold Land is depreciated over the period of the lease term.

(v) Intangible assets, namely Telecom Licenses and Brand Licenses are amortised equally over the balance period of Licenses. IRC and Software are amortized from the date of acquisition or commencement of commercial services, whichever is later. The Rights in Cinematography Films are treated as intangible assets and are amortised over the balance period of rights remaining after commencement of commercial operation. The life of amortisation of the intangible assets are as follows.

(a) Telecom Licenses - 12.5 to 20 years

(b) Brand License - 10 years

(c) Indefeasible Rights of Connectivity - 15, 20 years

(d) Software - 5 years

(vi) Depreciation on additions is calculated pro rata from the following month of addition.

(f) Asset Retirement Obligation (ARO)

Asset Retirement Obligation (ARO) relates to the removal of cable systems and equipments when they will be retired from its active use. Provision is recognised based on the best estimate, of the management, of the eventual costs (net of recovery) that relates to such obligation and is adjusted to the cost of such assets.

(g) Impairment of Assets

An asset is treated as impaired when the carrying cost of assets exceeds its recoverable value. An impairment loss is charged to the Profit and Loss Account in the year in which an asset is identified as impaired. The impairment loss recognised in prior accounting period is increased/ reversed where there is change in the estimate of recoverable value. The recoverable value is higher of the assets' net selling price and value in use.

(h) Investments

Current Investments are carried at lower of cost and market value computed Investment wise. Long Term Investments are stated at cost. Provision for diminution in the value of long term investments is made only if such a decline is other than temporary in the opinion of the management.

(i) Inventories of Stores, Spares and Communication Devices

Inventories of stores, spares and communication devices are accounted for at cost, determined on weighted average basis or net realisable value, whichever is less, except in case of certain subsidiaries, where cost is determined on First In First Out basis.

Significant Accounting Policies to the Consolidated Balance sheet and Consolidated Profit and Loss Account

(j) Employee Benefits

Short term employee benefits

All employee benefits payable wholly within twelve months of rendering the service are classified as short term employee benefits. These benefits include compensated absences such as paid annual leave and sickness leave. The undiscounted amount of short term employee benefits expected to be paid in exchange for the services rendered by employees are recognised as an expense during the period.

Long term employee benefits

(i) Defined contribution plan

The Company's contribution towards Employees' Superannuation Plan is recognised as an expense during the period in which it accrues.

(ii) Defined benefit plans

Provident Fund

Provident Fund contributions are made to a Trust administered by the Trustees. Interest payable to the Provident Fund members, shall not be at a rate lower than the statutory rate. Liability is recognised for any shortfall in the Income of the fund vis-à-vis liability of the Interest to the members as per statutory rates.

Gratuity Plan

The Company's gratuity benefit scheme is a defined benefit plan. The Company's net obligation in respect of the gratuity benefit scheme is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is deducted.

The present value of the obligation under such defined benefit plan is determined based on actuarial valuation using the Projected Unit Credit Method.

The obligation is measured at the present value of the estimated future cash flows. The discount rates used for determining the present value of the obligation under defined benefit plan, are based on the market yields on Government Securities as at the Balance Sheet date.

Actuarial gains and losses are recognised immediately in the Profit and Loss Account.

(iii) Other Long term employment benefits

Compensated absences which are not expected to occur within twelve months after the end of the period in which the employee renders the related services are recognised as a liability at the present value of the defined benefit obligation at the Balance Sheet date, determined based on actuarial valuation using Projected Unit Credit Method. The discount rates used for determining the present value of the obligation under defined benefit plan, are based on the market yields on Government Securities as at the Balance Sheet date.

(k) Borrowing Cost

Borrowing costs that are attributable to the acquisition or construction of qualifying assets, are capitalised as part of the cost of such assets upto the commencement of commercial operations. A qualifying asset is one that necessarily takes substantial period of time to get ready for intended use. Other borrowing costs are recognised as expense in the year in which they are incurred.

(l) Issue Expenses and Premium on FCCBs

The premium payable on redemption of Foreign Currency Convertible Bonds (FCCBs) is charged to Securities Premium Account over the period of the issue. Issue expenses are debited to Security Premium account at the time of the issue.

(m) Foreign Currency Transactions

(i) Transactions denominated in foreign currencies are recorded at the exchange rates prevailing at the time of the transaction.

(ii) Monetary items denominated in foreign currencies at the year end are restated at year end rates. In case of monetary items which are covered by forward exchange contracts, the difference between the transaction rate and the rate on the date of the contract is recognised as exchange difference and the premium paid on forward contracts is recognised over the life of the contract.

(iii) Non monetary foreign currency items are carried at cost.

(iv) Any income or expense on account of exchange difference either on settlement or on translation is recognised in the Profit and Loss Account.

(v) Any income or loss arising out of marking derivative contracts to market price is recognised in the Profit and Loss Account.

(n) Revenue Recognition

(i) Revenue is recognised as and when the services are provided on the basis of actual usage of the Company's network. Revenue on upfront charges for services with lifetime validity and fixed validity periods of one year or more are recognised over the estimated useful life of subscribers and specified fixed validity period, as appropriate. The estimated useful life is consistent with estimated churn of the subscribers.

(ii) Capacity contracts for Indefeasible Right of Use (IRUs) relate to specific assets and are accounted for as unearned revenue as legal title does not pass to the customer. Revenue (exclusive of Value Added Taxes) is recognised over the term of the contract. Billing to customers are based on satisfaction of the relevant criteria for revenue recognition and are included in unearned revenue. Certain customers have committed to purchase capacity from the Company at a future date under signed capacity credit agreements. Amounts received under these agreements and the capacity credits granted to suppliers are recorded as unearned revenue until the date the credits are utilised, at which time the unearned revenue is recognised as earned. Amounts receivable under these capacity agreements are reflected within sundry debtors in the accompanying Balance Sheet.

(iii) Standby maintenance charges are invoiced separately from capacity sales. Revenues relating to standby maintenance are recognised over the period in which the service is provided. Any amounts billed prior to providing of service are included in deferred revenue.

(iv) Network revenues are revenues derived from the sale of managed bandwidth leases, Internet Protocol ("IP") services. Revenue associated with short term utilisation of capacity to customers is recognised as operating revenue. Restoration revenues are derived for repairs and restoration of damaged network which are recovered from the customer on the agreed basis and are reflected in the Profit and Loss Account for the year.

(v) Sales on Handsets and accessories are recognised when goods are supplied and are recorded net of trade discounts, rebates, commissions to distributors and dealers and sales taxes. It does not include inter company transfers.

(vi) Interest income on investment is recognised on time proportion basis. Dividend is considered when right to receive is established. The Group recognises income from the units in the Fixed Income Schemes of Mutual Funds where income accrued is held, till the declaration or payment thereof, for the benefit of the unit holders.

(vii) Revenue is recognised net of taxes when the Base Transreceiver Station (BTS) Towers is Ready for Installation of customer equipment and as per the terms of the agreements.

(viii) Activation fees in resepct of DTH is recognised on upfront basis at the time of activation of services in customers' premises. Subscription revenue towards initial customers are recognised upfront as and when it is realised and the monthly subscription is recognised on accrual basis, net of service tax, entertainment tax and trade discount.

(o) Provision for Doubtful Debts and Loans and Advances

Provision is made in the Accounts for doubtful debts, loans and advances in cases where the management considers the debts, loans and advances, to be doubtful of recovery.

(p) Miscellaneous Expenditure

Miscellaneous Expenditure is charged to the Profit and Loss Account as and when it is incurred.

(q) Taxes on Income, Fringe Benefit Tax and Deferred Tax

Provision for Income Tax is made on the basis of taxable income for the year at current rates. Tax expense comprises of Current Tax, Fringe Benefit Tax and Deferred Tax at the applicable enacted or substantively enacted rates. Current Tax represents the amount of Income Tax payable/ recoverable in respect of the taxable income/ loss for the reporting period. Deferred Tax represents the effect of timing difference between taxable income and accounting income for the reporting period that originate in one period and are capable of reversal in one or more subsequent periods. The Deferred Tax Asset is recognised and carried forward only to the extent that there is a reasonable certainty that the asset will be realised in future. However, where there is unabsorbed depreciation or carried forward loss under taxation laws, Deferred Tax Assets are recognised only if there is virtual certainty of realisation of assets. MAT credit is recognised as an asset only if there is convincing evidence that the Company will pay normal Income Tax during the specified period.

(r) Government Grants

Subsidies granted by the Government for providing telecom services in rural areas are recognised as Other Operating Income in accordance with the relevant terms and conditions of the scheme and agreement.

(s) Provisions, Contingent Liabilities and Contingent Assets

Provisions involving substantial degree of estimation in measurement are recognised when there is a present obligation as a result of past events and it is probable that there will be an outflow of resources. A disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. When there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made. Contingent assets are neither recognised nor disclosed in the financial statements.

(t) Earning per Share

In determining Earning per Share, the Group considers the net profit after tax and includes the post tax effect of any extra-ordinary/ exceptional item. The number of shares used in computing Basic Earnings per Share is the weighted average number of shares outstanding during the period. The number of shares used in computing Diluted Earnings per Share comprises the weighted average shares considered for deriving Basic Earnings per Share, and also the weighted average number of shares that could have been issued on the conversion of all dilutive potential Equity Shares unless the results would be anti - dilutive. Dilutive potential Equity Shares are deemed converted as of the beginning of the period, unless issued at a later date.

(u) Employee Stock Option Scheme

In respect of stock options granted pursuant to the Company's Employee Stock Option Scheme, the intrinsic value of the options (excess of market price of the share over the exercise price of the option) is treated as discount and accounted as employee compensation cost over the vesting period.

SCHEDULE Q

1 Previous Year

Figures of the previous year have been regrouped and reclassified, whereever required. Previous year's figures are not comparable with that of the current year on account of the effects of the Schemes and on acquisitions/ liquidations made during the year.

2 Consolidation

(a) The following subsidiary companies are included in the Consolidated Financial Statements:

Sr. No.	Name of the subsidiary company		Country of Incorporation	Proportion of ownership interest
1	Reliance WiMax Limited (formerly Gateway Systems (India) Limited)		India	100.00%
2	Reliance Digital Home Services Limited		India	100.00%
3	Reliance Global IDC Limited		India	100.00%
4	Reliance Webstore Limited		India	100.00%
5	Reliance Infocomm Infrastructure Private Limited		India	100.00%
6	Campion Properties Limited		India	100.00%
7	Reliance Big TV Limited		India	100.00%
8	Reliance Tech Services Private Limited		India	89.00%
9	Reliance Telecom Limited		India	100.00%
10	Reliance Communications Infrastructure Limited	'A'	India	100.00%
11	Reliance Infratel Limited		India	89.71%
12	Reliance Mobile Limited		India	100.00%
13	Matrix Innovations Limited		India	100.00%
14	Netizen Rajasthan Limited		India	100.00%
15	Reliance Communications Investment and Leasing Limited		India	100.00%
16	Reliance Globalcom BV (formerly Reliance Infocom B.V.)	"B'	The Netherlands	100.00%
17	Reliance Communications (UK) Limited		United Kingdom	100.00%
18	Reliance Communications (Hong Kong) Limited		Hong Kong	100.00%
19	Reliance Communications (Singapore) Pte. Limited		Singapore	100.00%
20	Reliance Communications (New Zealand) Pte Limited		New Zealand	100.00%
21	Reliance Communications (Australia) Pty Limited		Australia	100.00%
22	RCOM Malaysia SDN. BHD.		Malaysia	100.00%
23	Anupam Global Soft (U) Limited		Uganda	90.00%
24	Reliance Globalcom Limited	'C'	Bermuda	87.67%
25	FLAG Pacific Limited		Bermuda	87.67%
26	Reliance FLAG Pacific Holdings Limited (formerly FLAG Pacific Holdings Limited)		Bermuda	87.67%
27	FLAG Telecom Singapore Pte. Limited		Singapore	87.67%
28	FLAG Atlantic UK Limited		United Kingdom	87.67%
29	Reliance FLAG Atlantic France SAS		France	87.67%
30	FLAG Telecom (Taiwan) Limited		Taiwan	52.61%
31	FLAG Telecom Taiwan Services Limited		Taiwan	87.67%
32	FLAG Telecom Group Services Limited	'D'	Bermuda	87.67%
33	FLAG Telecom Deutschland GmbH		Germany	87.67%
34	FLAG Telecom Hellas AE		Greece	87.67%
35	FLAG Telecom Asia Limited		Hong Kong	87.67%
36	FLAG Telecom Nederland BV		The Netherlands	87.67%
37	Reliance Globalcom (UK) Limited		United Kingdom	87.67%
38	Yipes Holdings Inc.	'E'	USA	88.58%
39	Reliance Globalcom Services Inc.		USA	88.58%
40	Yipes Systems Inc.		USA	88.58%
41	YTV Inc.		USA	88.58%
42	Reliance Infocom Inc.	'F'	USA	88.58%
43	Reliance Communications Inc.	'G'	USA	88.58%
44	Reliance Communications International Inc.		USA	88.58%
45	Reliance Communications Canada Inc.		USA	88.58%
46	Reliance Netway Inc.		USA	88.58%
47	FLAG Telecom Development Limited	H'	Bermuda	87.67%

Notes on Accounts to the Consolidated Balance Sheet and Consolidated Profit and Loss Account

48	FLAG Access India Private Limited		India	87.67%
49	FLAG Telecom Development Services Company LLC		Egypt	87.67%
50	FLAGWEB Limited		Bermuda	87.67%
51	FLAG Telecom Network Services Limited	I'	Ireland	87.67%
52	Reliance FLAG Telecom Ireland Limited	'J'	Ireland	87.67%
53	FLAG Telecom Servizi Italia SpA		Italy	87.67%
54	FLAG Telecom Japan Limited		Japan	87.67%
55	FLAG Telecom Espana Network SAU		Spain	87.67%
56	FLAG Telecom Ireland Network Limited	"K"	Ireland	87.67%
57	FLAG Telecom Network USA Limited		USA	87.67%
58	FLAG Telecom Belgium Network SA		Belgium	87.67%

(b) The Company also consolidates the following companies as it exercises control over ownership and/ or composition of Board of Directors:

Sr. No.	Name of the subsidiary company	Country of Incorporation	Proportion of ownership interest
1	Seoul Telenet Inc.	Korea	42.96%
2	FLAG Holdings (Taiwan) Limited	Taiwan	43.84%
3	Reliance Telecom Infrastructure (Cyprus) Holdings Limited	Cyprus	0.00%
4	Lagerwood Investments Limited	Cyprus	0.00%

(c) The associate companies considered in the Consolidated Financial Statements are:

Sr. No.	Name of the company		Country of Incorporation	Proportion of ownership interest
1	Warf Telecom International Private Limited		Maldives	20.00%
2	Macronet Private Limited		India	21.00%
3	Macronet Mercantile Private Limited	w.e.f. 4th March, 2009	India	21.00%

(d) The following subsidiary companies acquired during the year also form part of Consolidated Financial Statements:

Sr. No.	Name of the subsidiary company			Country of Incorporation	Proportion of ownership interest
1	Reliance Vanco Group Ltd. (formerly Vanco Group Ltd.)	'L'	w.e.f. 25th May, 2008	United Kingdom	87.67%
2	Euronet Spain SA		- do -	Spain	87.67%
3	Net Direct SA (Properietary) Ltd.		- do -	South Africa	87.67%
4	Vanco (India) Private Limited		- do -	India	87.67%
5	Vanco (Shanghai) Co Ltd.		- do -	China	87.67%
6	Vanco ApS		- do -	Denmark	87.67%
7	Vanco (Asia Pacific) Pte. Ltd.		- do -	Singapore	87.67%
8	Vanco Australasia Pty. Ltd.		- do -	Australia	87.67%
9	Vanco EpE		- do -	Greece	87.67%
10	Vanco Sp Zoo		- do -	Poland	87.67%
11	Vanco Euronet Sro		- do -	Czech Republic	87.67%
12	Vanco Gmbh		- do -	Germany	87.67%
13	Vanco Hong Kong Solutions Ltd		- do -	Hong Kong	87.67%
14	Vanco Japan KK		- do -	Japan	87.67%
15	Vanco Net Direct Ltd		- do -	United Kingdom	87.67%
16	Vanco Net Direct Ltd		- do -	Ireland	87.67%
17	Vanco NV		- do -	Belgium	87.67%
18	Vanco SAS		- do -	France	87.67%
19	Vanco South America Ltda		- do -	Brazil	87.67%
20	Vanco Srl		- do -	Italy	87.67%
21	Vanco Sweden AB		- do -	Sweden	87.67%
22	Vanco Switzerland AG		- do -	Switzerland	87.67%
23	Vanco Deutschland GmbH		- do -	Germany	87.67%
24	Vanco BV	'M'	- do -	The Netherlands	87.67%
25	Vanco Benelux BV		- do -	The Netherlands	87.67%
26	Vanco UK Ltd	'N'	w.e.f. 25th May, 2008	United Kingdom	87.67%

27	Vanco International Ltd		- do -	United Kingdom	87.67%
28	Vanco Row Limited		- do -	United Kingdom	87.67%
29	Vanco Global Ltd	O'	- do -	United Kingdom	87.67%
30	WANcom Gmbh		- do -	Switzerland	87.67%
31	VNO Direct Ltd	"P"	- do -	United Kingdom	87.67%
32	Vanco US LLC		- do -	USA	87.67%
33	Vanco Solutions Inc		- do -	USA	87.67%
34	Reliance WiMAX World BVI (formerly eWave World Limited)	Q'	w.e.f. 4th April, 2008	British Virgin Islands	90.00%
35	Reliance WiMAX World BV	R'	w.e.f. 26th Aug, 2008	The Netherlands	90.00%
36	Reliance WiMAX World Limited		w.e.f. 26th Aug, 2008	United Kingdom	90.00%
37	Reliance WiMAX World LLC		w.e.f. 23rd Sep., 2008	USA	90.00%
38	Reliance WiMAX Congo Brazzaville BV	'S'	w.e.f. 21st Oct.., 2008	The Netherlands	45.90%
39	Interconnect Brazzaville S. A.		w.e.f. 21st Oct., 2008	Republic of Congo	45.90%
40	Reliance WiMAX Guinea B.V.	'T'	w.e.f. 10th Sep., 2008	The Netherlands	54.00%
41	Acess Guinea SARL		w.e.f. 10th Sep., 2008	Republic of Guinea	54.00%
42	Reliance WiMAX Sierra Leone B. V.	'U'	w.e.f. 18th Dec., 2008	The Netherlands	67.50%
43	Equatorial Communications Limited		w.e.f. 18th Dec., 2008	Sierra Leone	67.50%
44	Reliance WiMAX Cameroon B. V.	'V'	w.e.f. 18th Dec., 2008	The Netherlands	45.90%
45	Equatorial Communications SARL		w.e.f. 18th Dec., 2008	Republic of Cameroon	45.90%
46	Gateway Net Trading Pte Limited		w.e.f. 1st Oct., 2008	Singapore	100.00%

The following companies, which are not subsidiary companies under purview of Section 4 of the Companies Act, 1956, have also been consolidated.

47	Reliance Communications Haryana Private Limited	w.e.f. 1st April, 2008	India	97.32%
48	Reliance Communications Maharashtra Private Limited	w.e.f. 1st April, 2008	India	97.32%
49	Reliance Communications Tamil Nadu Private Limited	w.e.f. 1st April, 2008	India	97.32%
50	Reliance Communications West Bengal Private Limited	w.e.f. 1st April, 2008	India	97.32%
51	Reliance Broadcom Private Limited	w.e.f. 1st April, 2008	India	97.32%

(e) The following joint venture company formed during the year also forms part of Consolidated Financial Statements:

Sr. No.	Name of the company		Country of Incorporation	Proportion of ownership interest
	Alcatel-Lucent Managed Solutions India Private Limited	w.e.f. 1st July, 2008	India	33.00%

(f) The following subsidiary companies/ companies controlled ceased to remain subsidiaries during the year[@]

Sr. No.	Name of the company
1	Reliance Gateway Net Limited, a Subsidiary of the Company has been merged into the Company. The Scheme is effective from 13th July, 2009, whereas appointed date of the Scheme is 31st March, 2009.
2	FLAG Telecom France Services Eurl, France has been liquidated w.e.f. 2nd April, 2008.
3	FLAG Telecom France Network SAS, France has been liquidated w.e.f. 2nd April, 2008.
4	FLAG Telecom Korea Limited, Korea has been liquidated w.e.f. 2nd January, 2009.
5	FLAG Telecom Espana SA, Spain has been liquidated w.e.f. 13th March, 2009.

'A' - Holding Company of companies listed in serial number 11 to 15 of 2 (a) above.
'B' - Holding Company of companies listed in serial number 17 to 24 of 2 (a) and 46 of 2 (d) above.
'C' - Holding Company of companies listed in serial number 25 to 32 of 2 (a) above.
'D' - Holding Company of companies listed in serial number 33 to 38 of 2 (a) and 1 of 2 (d) above.
'E' - Holding Company of companies listed in serial number 39 to 42 of 2 (a) above.
'F' - Holding Company of company listed in serial number 43 of 2 (a) above.
'G' - Holding Company of companies listed in serial number 44 to 46 of 2 (a) above.
'H' - Holding Company of companies listed in serial number 48 to 51of 2 (a) above.
'I' - Holding Company of company listed in serial number 52 of 2 (a) above.
'J' - Holding Company of companies listed in serial number 53 to 56 of 2 (a) above.
'K' - Holding Company of companies listed in serial number 57 and 58 of 2 (a) above.
'L' - Holding Company of companies listed in serial number 2 to 24, 26 and 31 of 2 (d) above.
'M' - Holding Company of company listed in serial number 25 of 2 (d) above.

'N' - Holding Company of companies listed in serial number 27 to 29 of 2 (d) above.
'O' - Holding Company of company listed in serial number 30 of 2 (d) above.
'P' - Holding Company of companies listed in serial number 32 and 33 of 2 (d) above.
'Q' - Holding Company of company listed in serial number 35 of 2 (d) above.
'R' - Holding Company of companies listed in serial number 36 to 38,40,42 and 44 of 2 (d) above.
'S' - Holding Company of company listed in serial number 39 of 2 (d) above.
'T' - Holding Company of company listed in serial number 41 of 2 (d) above.
'U' - Holding Company of company listed in serial number 43 of 2 (d) above.
'V' - Holding Company of company listed in serial number 45 of 2 (d) above.
@Loss on disposal of subsidiaries is Rs. Nil (Previous year Rs. 1.02 crore).

3 Foreign Currency Convertible Bonds (FCCBs)

(i) The Company issued FCCBs in two tranches; 5,00,000 FCCBs for 5 Year, 4.65%, US$ 500 million issued on 9th May, 2006 and 10,000 FCCBs for 5 Year, 4.95%, USD 1000 million issued on 28th February, 2007. Pursuant to the exercise of an option by the FCCB Holders and in accordance with the terms and conditions thereof, the Company, during the previous year, allotted 1,87,44,801 fully paid Equity Shares of Rs. 5 each at a pre determined premium of Rs. 475.68 per Share against 2,03,051 FCCBs and 6,67,090 fully paid Equity Shares of Rs. 5 each at a pre determined premium of Rs. 656.23 per Share against 100 FCCBs respectively.

(ii) During the year, the Company has bought back and cancelled 350 nos. of 5 Year, 4.95%, FCCBs of the face value of USD 1,00,000 each, as per approval of the Reserve Bank of India, at a discount to the face value. This has resulted in a saving of Rs. 79.61 crore which has been reflected as part of Other Income. Consequent upon such buy back and cancellation, the Company's obligations to convert the said Bonds into Shares, if so claimed by the Bond Holders and/ or to redeem the same in foreign currency, has come to an end vis-à-vis the cancelled Bonds. Rs. 7.68 crore (Previous year Rs. Nil) being premium on redemption has been reversed on buyback of FCCBs.

Out of total FCCBs issued, 2,96,949 FCCBs and 9,550 FCCBs were outstanding as on 31st March, 2009.

(iii) In the event, these outstanding FCCBs are fully converted into Equity Shares, the Equity Share Capital of the Company would increase by approximately 9.11 crore Equity Shares of Rs. 5 each.

(iv) In case of the above mentioned FCCBs, on and at anytime after 9th May, 2009 and 28th February, 2010 respectively, on and prior to the maturity date, the Company may, subject to certain terms and conditions as per the offering memorandum, redeem the FCCBs in whole and not in part at their Early Redemption amount, provided that no such redemption may be made unless the aggregate value (as defined in the terms and conditions) on each trading day during the period of not less than 30 consecutive trading days, ending not earlier than 14 days prior to the date upon which notice of such redemption is given, was at least 130 percent of the Early Redemption amount.

(v) FCCBs amount includes Rs. 733.62 crore (Previous period Rs. 330.00 crore), being the premium on redemption of FCCBs computed on pro rata basis for the period up to 31st March, 2009 (31st March, 2008).

4 Foreign Exchange

On account of various factors including, in particular, an amendment to Schedule VI of the Companies Act, 1956 ("the Act") withdrawing the requirement to adjust changes in the amounts of liability relating to loans/ liabilities in foreign currency attributable to Fixed Assets acquired by the Company in the cost of the said Fixed Assets, the Group has decided after the end of the Financial Year 2008 - 09 and after the approval of the Unaudited Financial Results for the quarter and the year ended on 31st March, 2009 that it would be more appropriate to account for the changes in the amounts of liabilities, consequent to changes in foreign exchange rates, as profit or loss of the Company for the year in which the changes take place without adjusting the amount of the change in the cost of fixed assets.

The accounting policy is in line with the Accounting Standard ("AS") 11, "The Effect of Changes in Foreign Exchange Rates" as also in line with the accounting policy adopted by the Company in the Previous year ended 31st March, 2008 and the accounting policy followed by the Company for similar changes relating to liabilities expressed in foreign exchange other than those relating to fixed assets.

Accordingly, in respect of the year ended on 31st March, 2009, Rs. 5,998.56 crore being the foreign exchange difference relating to such loans/ liabilities, which were earlier adjusted in the cost of fixed assets, have now been charged to the Profit and Loss Account and net foreign exchange gain of Rs. 227.22 crore has been reversed. Net amount of Rs. 5,771.34 crore has been withdrawn from the General Reserve of the Company in accordance with the terms of the Schemes of Arrangement, as determined by the Board and as referred in Note 6 (ii) and (iii) below. Consequently, there is no impact vis-à-vis profits of the year ended 31st March, 2009 of such charge except for consequential effects relating to depreciation etc. which have been appropriately dealt with.

Further to the above, during the year, loss of Rs. 163.05 crore (Previous year Rs. 468.73 crore) arising out of marking related Derivative Contracts to market has also been recognised in the Profit and Loss Account, in compliance with the announcement dated 29th March, 2008 by the ICAI regarding Accounting for Derivatives. The net gain of Rs. 187.40 crore (Previous year Rs. 422.30 crore) including gain on account of conversion of overseas bank balances amounting to Rs. 36.71 crore (Previous year Rs. 67.53 crore) is reflected in "Financial Charges (net)" as the effect of Foreign Currency Exchange Fluctuation.

5 Schemes of Amalgamation and Arrangement of earlier years

The Company, during the past years, undertook various Schemes including restructuring of ownership structure of telecom business so as to align the interest of the shareholders. Accordingly, pursuant to the Schemes of Amalgamation and Arrangement ("the Schemes") under Sections 391 to 394 of the Companies Act, 1956 approved by Hon'ble High Court of respective judicature, the Company, during the respective years, recorded all necessary accounting effects, along with requisite disclosure in the notes to the accounts, in accordance with the provisions of the said Schemes. The cumulative effects of the Schemes in case of Equity Share Capital of the Company have been disclosed below the respective Schedule to the Accounts. Reserves, pursuant to the said Schemes, include;

(i) Rs. 9,497.42 crore credited to Securities Premium Account, being part of the Securities Premium of erstwhile Reliance Infocomm Limited (RIC), the transferor company, representing the amount attributable to shares of RIC other than those being cancelled under the Schemes.

(ii) Rs. 4,829.88 crore credited to General Reserve pursuant to fair valuation of Passive Infrastructure by Reliance Infratel Limited (RITL) and revaluation of remaining Fixed Assets by Reliance Telecom Limited (RTL) after adjusting by an amount equal to write off of Passive Infrastructure by RTL consequent upon transfer thereof to RITL, difference between the written down value of Passive Infrastructure Assets arrived on SLM and WDV method of depreciation upon transfer thereof by RTL to RITL. The Scheme permits the Company to utilise General Reserve created, at its own discretion, including in particular for additional depreciation.

(iii) Rs. 66.49 crore credited to General Reserve pursuant to the Schemes of Amalgamation of Reliance Infoinvestments Limited (RIIL) and Synergy Enterprenure Solutions Private Limited (SESPL) into Reliance Communications Infrastructure Limited (RCIL).

(iv) Rs. 4,487.84 crore credited to Reserve for Business Restructuring pursuant to revaluation of Company's investment in RCIL consequent to RCIL recognizing in accordance with the Scheme of Arrangement the additional value debited to Reliance Infratel Limited (RITL) upon transfer to RITL of the Passive Infrastructure Division of the Company and of RTL. After withdrawing therefrom Rs. 3,200.74 crore being an amount equivalent to writing off Passive Infrastructure assets, transferred to Reliance Infratel Limited (RITL), to the Profit and Loss Account, balance of Rs. 1,287.10 crore shall be available to meet the increased depreciation, costs, expenses, and losses including on account of impairment of or write down of assets etc.

(v) Additional depreciation arising on fair value of the assets has been adjusted to Provision for Business Restructuring.

(vi) As prescribed under the Scheme for transfer of Passive Infrastructure, Reliance Infratel Limited (RITL) has, during the year, withdrawn fuel expenses of Rs. 191.07 crore from General Reserve.

(vii) Additional depreciation of subsidiaries consequent upon revluation of assets carried out has been adjusted to General Reserve.

(viii) Pursuant to the demerger, the Company computed goodwill of Rs. 2,658.75 crore arising on consolidation using the step up method based on date of original investment by Reliance Industries Limited (RIL) prior to demerger instead of considering the date of demerger as the date of investment in absence of specific guidance in AS 21 in a demerged scenario.

6 Schemes of Amalgamation and Arrangement

(i) Pursuant to the Scheme of Amalgamation ("the Scheme") under Sections 391 to 394 of the Companies Act, 1956 sanctioned by the Hon'ble High Court of Bombay vide Order dated 3rd July, 2009 and filed with the Registrar of Companies (RoC) on 13th July, 2009, Reliance Gateway Net Limited ("RGNL"), a Wholly Owned Subsidiary of the Company, engaged in telecommunication allied activities and as a holding company for all the offshore investments of the Company, has been amalgamated into the Company with effect from the Appointed Date as 31st March, 2009.

Upon the Scheme becoming effective;

(a) All the assets and liabilities as appearing in the books of RGNL as on the Appointed Date have been recorded at their respective fair values by the Company.

(b) In accordance with the Scheme, the net effect, on fair valuation of assets and liabilities of the Company identified by the Board as prescribed to be fair valued based on market approach/ depreciated replacement cost basis by an independent valuer, for this purpose ("Identified Assets"), of Rs. 12,344.80 crore has been transferred to General Reserve in Consolidated Accounts, to be dealt with in accordance with the Scheme.

Had the Scheme not prescribed this treatment in the Consolidated Accounts, General Reserve would have been lower by Rs. 12,344.80 crore.

(ii) Pursuant to the Scheme of Arrangement ("the Scheme") under Sections 391 to 394 of the Companies Act, 1956 sanctioned by the Hon'ble High Court of Bombay vide Order dated 19th June, 2009, the Treasury Activities, as defined in the Scheme, of Reliance Communications Infrastructure Limited (RCIL), a Subsidiary of the Company have been transferred and vested into Reliance Telecom Limited (RTL), a Subsidiary of the Company with effect from the Appointed Date as 1st April, 2008. Since the Scheme between two wholly owned subsidiaries of the Company does not involve any movement of assets or liabilities to any company outside the group controlled by the Company, RTL is not required to issue any shares or pay any consideration to either RCIL or to its shareholders.

Upon the Scheme becoming effective, all assets and liabilities pertaining to the Treasury Activities as appearing in the books of RCIL as on the Appointed Date have been recorded at their fair values by RTL. In Consolidated Accounts, the effects of the transactions between the subsidiaries have been reversed.

(iii) Pursuant to the Scheme of Arrangement ("the Scheme") under Sections 391 to 394 of the Companies Act, 1956 the Hon'ble High Court of Bombay pronounced an Order on 18th July 2009, the Optic Fibre Undertaking, as defined in the Scheme, of the Company, shall be transferred and vested into Reliance Infratel Limited ("RITL"), a Subsidiary of the Company engaged in providing Telecom Infrastructure Services, with effect from the Appointed Date, 1st April, 2008.

As per the Scheme, RITL is required to record in its books all the assets and liabilities pertaining to Optic Fibre Undertaking as appearing in the books of the Company as on the Appointed Date at their respective fair values.

The Scheme shall become effective upon the Company filing the Order of the Hon'ble High Court sanctioning the Scheme with the RoC, as required by Section 394(3) of the Companies Act, 1956. Pending such filing, the Accounts have been compiled as if the Scheme has become effective and consequently, Rs. 5,771.34 crore has been withdrawn from General Reserve in the Consolidated Accounts.

7 Project Development Expenditure

(i) Details of Project Development Expenditure (Included under Capital Work-in-Progress)

(Rs. in crore)

		For the year ended 31st March, 2009		For the year ended 31st March, 2008
Opening Balance		**422.76**		299.20
Add:				
Project Development Expenditure incurred during the year	1,285.47		428.09	
Interest on Term loans	337.68	**1,623.15**	59.87	487.96
		2,045.91		787.16
Less:				
Capitalised during the year	1,274.76		363.16	
Sale of scrap	-	**1,274.76**	1.24	364.40
Closing Balance		**771.16**		422.76

8 Provisions

(i) Provisions include, provision for disputed claims and others of Rs. 1,844.80 crore (Previous year Rs.1,905.20 crore), provision for Commission to Non Executive Directors of Rs. 0.60 crore (Previous year Rs. 35.00 crore) and provisions for Asset Retirement Obligation (ARO) made by the Company's subsidiary in respect of undersea cables and equipments Rs. 277.22 crore (Previous year Rs. 219.28 crore).

Provision for disputed claims and others consist of disputed claims of Rs. 1,835.76 crore (Previous year Rs. 1,896.16 crore) and for verification of customers Rs. 9.04 crore (Previous year Rs. 9.04 crore).

(ii) During the year, an amount of Rs. Nil (Previous year Rs. 49.52 crore) relating to Access Deficit Charge (ADC), Rs. 4.40 crore relating to commission to Non Executive Directors (Previous year Rs. 15.01 crore) have been reversed. An amount of Rs. Nil (Previous year Rs. 106.39 crore) has been provided towards disputed interconnect usage charges, an amount of Rs. 31.18 crore (Previous year Rs. Nil) has been reversed out of disputed interconnect usage charges and Rs. Nil (Previous year Rs. 25.77 crore) has been provided towards disputed spectrum charges. An amount of Rs. NIL (Previous year Rs. 14.87 crore) has been utilised towards address verification of prepaid subscribers, an amount of Rs. 29.22 crore (Previous year Rs. Nil crore) paid towards disputed liabilities and an amount of Rs. 30.60 crore (Previous year Rs. 30.33 crore) paid towards commission to Non Executive Directors.

(iii) The Board of Directors has approved the payment of commission to Non Executive Directors of Rs. 0.60 crore at its meeting held on 8th August, 2009, which will be paid during the year 2009-10.

(iv) Also refer Note 3(v) above.

The aforesaid provisions shall be utilised on settlement of the claims, if any, thereagainst.

9 Contingent Liabilities and Capital Commitment

(Rs. in crore)

		As at 31st March, 2009	As at 31st March, 2008
(i)	Estimated amount of contracts remaining to be executed on capital accounts (net of advances) and not provided for	**3,160.87**	14,072.65
(ii)	Disputed Liabilities not provided for		
	- Sales Tax and VAT	**109.51**	177.09
	- Custom, Excise and Service Tax	**13.33**	2.96
	- Entry Tax and Octroi	**4.39**	11.84
	- Income Tax	**90.26**	-
	- Other Litigations	**34.02**	1.10
(iii)	Claims against the Company not acknowledged as debts	**26.76**	14.56
(iv)	Guarantees given on behalf of other companies for business purpose	**145.97**	28.49
(v)	Bonds executed in favour of Government Authorities	**57.17**	56.97

10 Deferred Tax Assets and Liabilities

The Company and its certain subsidiaries being in the business of Telecommunication Services, Broadband Network and Internet Services, are eligible for deduction under Section 80IA (Tax Holiday) of the Income tax Act, 1961. Since the Deferred Tax Liability in respect of timing difference is expected to reverse during the Tax Holiday Period, the same is not recognised in books of accounts as at 31st March, 2009 as per the Accounting Standard ("AS") 22 of "Accounting for Taxes on Income" as referred to in Accounting Standard Rules.

The Deferred Tax Liabilities relating to other subsidiaries of the Company comprises of the following.

(Rs. in crore)

		As at 31st March, 2009		As at 31st March, 2008	
(i)	Deferred Tax Liabilities				
	Related to timing difference on depreciation on fixed assets	14.25		232.56	
	Related to timing difference on revenue recognition	25.95	**40.20**	-	232.56
(ii)	Deferred Tax Asset				
	Related to carried forward loss	11.32		129.19	
	Disallowances, if any, under the Income Tax Act, 1961	0.78	**12.10**	0.61	129.80
	Net Deferred Tax Liabilities		**28.10**		102.76

11 Leases

(a) Finance Lease; as a lessee

(i) The details of gross investments and minimum lease rentals outstanding as at 31st March, 2009 in respect of fixed assets acquired on or after 1st April, 2001.

(Rs. in crore)

Due	**Gross Investment**		**Unearned Finance Income**		**Present Value of Minimum Lease Payments**	
	For the year ended 31st March, 2009	For the year ended 31st March, 2008	**For the year ended 31st March, 2009**	For the year ended 31st March, 2008	**For the year ended 31st March, 2009**	For the year ended 31st March, 2008
Within one year	**0.30**	0.20	**0.06**	0.02	**0.24**	0.18
Later than one year and not later than five years	**0.44**	0.22	**0.05**	0.02	**0.39**	0.20
Later than five years	**-**	-	**-**	-	**-**	-
Total	**0.74**	0.42	**0.11**	0.04	**0.63**	0.38

(ii) General description of the significant leasing arrangements is as mentioned below.

(a) The lease agreement is valid for a fixed non cancellable period from the date of commencement of lease rentals.

(b) Upon termination of the lease agreement, the Company shall return the assets to the lessor.

(c) In the event, the claim of lessor for depreciation is disallowed partly or fully in their tax assessment, the lease rentals will increase to the extent of depreciation disallowed to the lessor.

(b) Operating Lease

	For the year ended 31st March, 2009	For the year ended 31st March, 2008
Estimated future minimum payments under non cancellable operating leases.		
(i) Not later than one year	**4.83**	31.72
(ii) Later than one year and not later than five years	**2.65**	40.95
(iii) Later than five years	**166.72**	183.53

12 Particulars of Derivative Instruments

Particulars of Derivative Instruments acquired for hedging	**For the year ended 31st March, 2009 No. of Instruments**	**Value**		For year ended 31st March, 2008 No. of Instruments	Value	
		(USD in crore)	**(Rs. in crore)**		(USD in crore)	(Rs. in crore)
Principal Only Swap	**6**	**6.00**	**304.32**	10	11.70	469.55
Currency Swaps	**7**	**7.40**	**375.13**	7	7.40	296.73
Interest Rate Swaps FC	**27**	**122.97**	**6,237.12**	35	105.10	4,216.61
Interest Rate Swaps INR	**28**	**16.76**	**850.00**	27	30.96	1,242.00
Options FC	**22**	**63.80**	**3,236.12**	34	147.59	5,921.11
Options INR	**2**	**15.00**	**760.80**	12	61.00	2,447.32

No derivative instruments are for speculation purpose.

In respect of Foreign Currency Swap and Interest Rate Swap transactions, which are linked with LIBOR rates and exchange rate during the binding period of contract, the gains / losses, if any, are recognised on the settlement day or the reporting day, whichever is earlier, at the rate prevailing on respective day.

Foreign Currency exposures that are not hedged by derivative instruments or otherwise are US$ 305.81 crore (Previous year US$ 320.40 crore), equivalent to Rs. 15,509.95 crore (Previous year Rs. 12,854.00 crore).

The unamortised premium of Buyers' Line of Credit to be recognised is Rs. 21.32 crore (Previous year Rs. 36.29 crore) for one or more subsequent accounting periods.

13 Disclosure under Micro, Small and Medium Enterprises Development Act, 2006

Under the Micro, Small & Medium Enterprises Development Act, 2006 (MS&MED) which came into force from 2nd October, 2006, certain disclosures are required to be made relating to MS&ME. On the basis of the information and records available with the Company, the following disclosures are made for the amounts due to the Micro and Small enterprises.

(Rs. in crore)

	As at 31st March, 2009	As at 31st March, 2008
(i) Principal amount due to any supplier as at the year end	**126.52**	41.03
(ii) Interest due on the principal amount unpaid at the year end to any supplier	**1.54**	0.47
(iii) Amount of interest paid by the Company in terms of Section 16 of the MS&MED, along with the amount of the payment made to the supplier beyond the appointed day during the accounting year	**-**	-
(iv) Payment made to the enterprises beyond appointed date under Section 16 of MS&MED	**43.56**	51.83
(v) Amount of interest due and payable for the period of delay in making payment, which has been paid but beyond the appointed day during the year but without adding the interest specified under MS&MED	**0.90**	0.28
(vi) The amount of interest accrued and remaining unpaid at the end of each accounting year	**2.42**	1.43
(vii) The amount of further interest remaining due and payable even in the succeeding years, until such date when the interest dues as above are actually paid to the small enterprises for the purpose of disallowance as a deductible expenditure under Section 23 of MS&MED	**0.33**	-

14 Earnings per Share (EPS)

	For the year ended 31st March, 2009	For the year ended 31st March, 2008
Basic and Diluted EPS before Exceptional Items		
(i) Profit/ (Loss) attributable to Equity Shareholders (Rs.in crore) (used as numerator for calculating Basic EPS)	**6,052.41**	4,134.53
(ii) Weighted average number of Equity Shares (used as denominator for calculating Basic EPS)	**2,064,026,881**	2,052,028,972
(iii) Profit/ (Loss) attributable to Equity Shareholders (Rs.in crore) (used as numerator for calculating Diluted EPS)	**6,052.41**	3,757.16
(iv) Weighted average number of Equity Shares (used as denominator for calculating Diluted EPS)	**2,155,147,125**	2,163,263,132
(v) Basic Earnings per Share of Rs. 5 each (Rs.)	**29.32**	20.15
(vi) Diluted Earnings per Share of Rs. 5 each (Rs.)	**28.08**	17.37
Basic and Diluted EPS after Exceptional Items		
(i) Profit/ (Loss) attributable to Equity Shareholders (Rs.in crore) (used as numerator for calculating EPS)	**6,044.93**	5,401.14
(ii) Weighted average number of Equity Shares (used as denominator for calculating Basic EPS)	**2,064,026,881**	2,052,028,972
(iii) Profit/ (Loss) attributable to Equity Shareholders (Rs.in crore) (used as numerator for calculating Diluted EPS)	**6,044.93**	5,023.77

	For the year ended 31st March, 2009	For the year ended 31st March, 2008
(iv) Weighted average number of Equity Shares (used as denominator for calculating Diluted EPS)	**2,155,147,125**	2,163,263,132
(v) Basic Earnings per Share of Rs. 5 each (Rs.)	**29.29**	26.32
(vi) Diluted Earnings per Share of Rs. 5 each (Rs.)	**28.05**	23.22

15 Fixed Income Schemes

During the year, under the head "Income from Investments", the Group has accounted an amount of Rs. 57.59 crore (Previous year Rs. 464.58 crore), being its share of accrued interest and realised gains on the units held by it in the Fixed Income Schemes, in the year in which such income accrues instead of the year in which such income is declared or paid as the trustees are obliged in terms of the trust deed to hold the income for the benefit of the unit holders.

16 Exceptional Items

Amortisation of compensation includes a further charge of Rs. 7.47 crore (Previous year Rs.16.17 crore) based on intrinsic value Options which have been vested under ESOS Plan 2008 and reflected as Excpetional Item in Profit and Loss Account. During the Previous year, Exceptional Items included Rs. 1,282.78 crore being the net gain realized on sale of 5% of the Equity Shares of Reliance Infratel Limited (RITL), a Subsidiary company by Reliance Telecom Infrastructure (Cyprus) Holdings Limited (RTIHL), a subsidiary of Reliance Globalcom BV (formerly Reliance Infocom BV) by virtue of its control of the Board of Directors and owned by a Trust for benefit of the Company and/ or its Shareholders.

17 Restructuring of Share Capital of certain subsidiaries

(i) FLAG Telecom Group Services Limited, ("FTGSL" or "Buyer's Group"), being the acquirer has executed an Agreement for Sale of Shares dated 25th May, 2008 with Vanco Plc. ("Seller") to purchase the Shares of the "Subsidiary Companies" (Refer Note no. 2 (d), Sr. no. 1 to 33 above) at a cash consideration of about Rs. 281.26 crore. Consequent to the said Agreement, the Buyer's Group and thereby Reliance Globalcom Limited (RGCL) (formerly Flag Telecom Group Limited), a Bermuda Company, which is the Holding Company of the Buyer's Group, has indirectly acquired control over the said Subsidiary Companies.

(ii) Pursuant to the above, RGCL, during the period upto 31st December, 2008, extended loan of Rs. 369.70 crore to Reliance Vanco Group Limited (RVGL) and to certain of its subsidiaries. The said loan alongwith the right to receive repayment or other satisfaction of the said loan have been assigned to FTGSL, wholly owned subsidiary, with effect from 19th March, 2009. Consequently, RVGL has, against the said loan, issued 51,000 new shares of GBP 0.001 each at a premium of GBP 1,000 per Share to FTGSL.

18 General Reserve

During the year, the Company has, in Consolidated Accounts, combined the balances of General Reserve I, II, III and IV and disclosed as General Reserve. General Reserve I and II had been created pursuant to the Schemes of Demerger of 'Telecommunication Undertaking' of Reliance Industries Limited into the Company and the Scheme of Amalgamation and Arrangement of Group Companies respectively in earlier years. General Reserve IV has been created pursuant to the Scheme of Amalgamation with RGNL (Refer Note 6 (i) above).

19 Goodwill

Consequent upon the acquisition of subsidiaries during the year (Refer Note 2 (d) above), the Company has accounted for Rs. 1,383.44 crore as Goodwill on consolidation.

20 Income from Investments

Income by way of distribution received from Reliance Communications Shareholders Trust (the Trust) consists of distribution by the Trust to a Subsidiary of the Company of amounts received by the Trust by way of dividends from Reliance Telecom Infrastructure (Cyprus) Holdings Limited (RTIHL), a Board Controlled Subsidiary of the Company. RTIHL had declared the dividend in the year ended on 31st March, 2008 out of gains realised from sale of shares of Reliance Infratel Limited (RITL), a Subsidiary of the Company, held by it. As the Trust is the sole shareholder of RTIHL, the profits of RTIHL consisting primarily of gains from the sale of the said shares of RITL were in that year excluded from the profits of the Company as representing profits attributable to the Trust.

21 Related Parties

As per the Accounting Standard ("AS") 18 of "Related Party Disclosures" as referred to in Accounting Standard Rules, the disclosure of transactions with the related parties as defined therein are given below.

A List of Related Parties

Name of the Related Party	Relationship
(i) Reliance Innoventures Private Limited	Ultimate Holding Company
(ii) AAA Communication Private Limited	Holding Company
(iii) Reliance Capital Limited	Fellow subsidiary
(iv) Reliance General Insurance Company Limited	Fellow subsidiary
(v) Shri Anil D. Ambani	Person having control during the year*
(vi) Shri Hasit Shukla	Key Managerial Personnel

B Transactions during the year with Related Parties
(Figures in bracket represent Previous year)

(Rs. in crore)

	Fellow Subsidiaries	Others	Total
1 Reliance Capital Limited			
(i) Unsecured Loan			
Opening Balance as on 1st April, 2008	385.00	-	**385.00**
	(1,548.45)	-	(1,548.45)
Add :Loan taken during the year	-	-	**-**
	(-)	-	(-)
Less : Repayment during the year	385.00	-	**385.00**
	(1,163.45)	-	(1,163.45)
Closing Balance as on 31st March, 2009	-	-	**-**
	(385.00)	-	(385.00)
(ii) Sundry Debtors	3.80	-	**3.80**
	(-)	-	(-)
(iii) Sundry Creditors	3.41	-	**3.41**
	(8.38)	-	(8.38)
(iv) Income			
Service Income	0.42	-	**0.42**
	(-)	-	(-)
Other Income	0.54	-	**0.54**
	(-)	-	(-)
(v) Interest Expenses	21.00	-	**21.00**
	(122.49)	-	(122.49)
(vi) Rent, Rates and Taxes	5.87	-	**5.87**
	(4.41)	-	(4.41)
2 Reliance General Insurance Company Limited			
(i) Advances			
Balance as on 1st April, 2008	16.31	-	**16.31**
	(9.46)	-	(9.46)
Add: Advances made during the year	20.95	-	**20.95**
	(6.85)	-	(6.85)
Less: Repayment during the year	-	-	**-**
	(-)	-	(-)
Balance as on 31 March, 2009	37.26	-	**37.26**
	(16.31)	-	(16.31)
(ii) Sundry Debtors	1.90	-	**1.90**
	(-)	-	(-)
(iii) Income			
Service Income	0.65	-	**0.65**
	(-)	-	(-)
(iv) General and Administration Expenses	17.34	-	**17.34**
	(17.27)	-	(17.27)
3 Person having control during the year			
Shri Anil D. Ambani - Sitting fees	-	0.02	**0.02**
	-	(0.03)	(0.03)
4 Key Managerial Personnel			
Shri Hasit Shukla - Managerial Remuneration	-	0.70	**0.70**
	-	(0.53)	(0.53)

22 Employee Stock Option Scheme

The Company operates two Employee Stock Option Plans; ESOS Plan 2008 and ESOS Plan 2009, which cover eligible employees of the Company, the Holding Company and its Subsidiaries. ESOS Plans are administered through an ESOS Trust. The vesting of the options is on the expiry of one year from the date of grant as per Plan under the respective ESOS(s). In respect of Options granted, the accounting value of Options (based on market price of the share on the date of the grant of the option) is accounted as deferred employee compensation, which is amortised on a straight line basis over the vesting period. Each Option entitles the holder thereof to apply for and be allotted one Equity Share of the Company of Rs. 5 each upon payment of the exercise price during the exercise period. The maximum exercise period is 10 years from the date of grant of Options.

The Company has established a Trust for the implementation and management of ESOS for the benefit of its present and future employees. Advance of Rs. 159.00 crore has been granted to the Trust. Rs. 154.91 crore has been utilised by the Trust for purchasing 92 lac Equity Shares during the period upto 31st March, 2009.

Amortization of compensation includes a further charge of Rs. 7.47 crore (Previous year Rs.16.17 crore) based on intrinsic value Options which have been vested under ESOS Plan 2008 and reflected as Excpetional Item in Profit and Loss Account. Amounts earlier charged in respect of surrendered Options under ESOS Plan 2008 have been reversed during the year. No amount is chargeable in respect of Options granted under ESOS Plan 2009.

Particulars	Employees Stock Option Plans			
	PLAN 2008		PLAN 2009	
	Number of Options	Weighted average exercise price (Rs.)	Number of Options	Weighted average exercise price (Rs.)
No. of options Outstanding at the beginning of the year	14,991,185	371.24	Nil	-
Number of Options granted	Nil	-	13,217,975	206.00
Total number of Options surrendered	13,217,975	369.10	Nil	-
Number of Options vested during the year	1,607,320	394.06	Nil	-
Total number of Options exercised	Nil	-	Nil	-
Total number of Options forfeited/ lapsed	165,890	382.98	1,938,980	206.00
No. of Options outstanding at the end of the year	1,607,320	394.06	11,278,995	206.00

If the entity would have estimated fair value computed on the basis of Black-Scholes pricing model, the compensation cost for the year ended 31st March, 2009 for ESOS Plan 2008 and ESOS Plan 2009 would have been Rs. 6.64 crore and Rs.9.25 crore respectively. The key assumptions used to estimate the fair value of options are given below.

Particulars	ESOS Plan 2008	ESOS Plan 2009
Risk-free interest rate	7.27%	5.00%
Expected life	1 year	1 year
Expected volatility	37.58%	70.00%
Expected dividend yield	0.1386%	0.4301%
Price of the underlying share in market at the time of option grant	Rs. 541.15	Rs. 174.00

23 License Fees

The Company accounts for its liabilities in respect of Licence Fees payable by way of Revenue Share to be computed on the Gross Revenue of the Company after taking into account the decision of Telecom Disputes Settlement And Appellate Tribunal (TDSAT) dated 30th August, 2007 specifying that revenues not related to UAS and Other Licences under which the Company operates are not to be included in the computation of Revenue Share. The TDSAT has, by its decision dated 26th March, 2009 applied the said decision dated 30th August, 2007 to the Company. The decision of the TDSAT is the subject matter of Appeal pending before the Supreme Court. No provision is considered necessary in this regard.

24 Joint Venture

Reliance Communications Infrastructure Limited (RCIL), a Subsidiary of the Company has intered into a joint venture (JV) with 33% interest. The detail of the said JV are as under.

Name of the Joint Venture	:	Alcatel-Lucent Managed Solutions India Private Limited
Name of the Other Venturer	:	Alcatel- Lucent India Limited
Percentage of Interest of RCIL	:	33%
Percentage of Interest of other venturers	:	67%

25 Employee Benefits

Gratuity: In accordance with the applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (Gratuity Plan) for all its employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, an amount based on respective employees last drawn salary and for the years of employment with the Company.

The following table set out the status of the gratuity plan as required under AS 15.

(i) Reconciliation of opening and closing balances of the present value of the defined benefit obligation

(Rs. in crore)

Particulars	**Gratuity *** As at **31st March, 2009**	Gratuity * As at 31st March, 2008	**Leave Encashment** As at **31st March, 2009**	Leave Encashment As at 31st March, 2008
Obligation at year beginning	**27.11**	16.22	**113.83**	82.53
Service cost	**9.69**	5.23	**54.76**	45.23
Interest cost	**2.44**	1.46	**6.20**	6.41
Actuarial (gain)/ loss	**(0.57)**	5.56	**(1.24)**	7.12
Benefits paid	**(2.87)**	(1.34)	**(60.60)**	(27.45)
Obligation at year end	**35.79**	27.12	**112.91**	113.83
* Defined benefit obligation liability as at the balance sheet is wholly funded by the Company				
(ii) Change in plan assets				
Plan assets at year beginning, at fair value	**25.51**	12.78	**-**	-
Expected return on plan assets	**2.31**	1.15	**-**	-
Actuarial (gain)/ loss	**(1.84)**	0.49	**-**	-
Contributions	**2.50**	12.44	**60.63**	27.45
Benefits	**(2.94)**	(1.35)	**(60.63)**	(27.45)
Plan assets at year end, at fair value	**25.47**	25.51	**-**	-
(iii) Reconciliation of present value of the obligation and the fair value of the plan assets				
Fair value of plan assets at the end of the year	**25.56**	27.67	**103.20**	111.49
Present value of the defined benefit obligations at the end of the year	**36.51**	24.96	**9.52**	2.34
Liability recognised in the Balance Sheet	**10.31**	1.61	**112.73**	113.82
(iv) Cost for the year				
Service Cost	**9.71**	5.23	**54.77**	45.23
Interest Cost	**2.44**	1.46	**6.20**	6.41
Expected return on plan assets	**(2.60)**	(1.07)	**-**	-
Actuarial (gain)/ loss	**1.23**	5.04	**(1.25)**	7.12
Net Gratuity Cost	**11.23**	10.60	**59.71**	58.75
(v) Investment details of plan assets				
100% of the plan assets are invested in Balanced Fund Instruments				
(vi) Actual return on plan assets	**0.40**	3.70	**-**	-
(vii) Assumptions				
Interest rate	**7%**	9%	**7%**	9%
Estimated return on plan assets	**7%**	9%	**7%**	9%
Salary Growth rate	**6%**	8%	**6%**	8%

The estimates of future salary increases, considered in actuarial valuation, take into account inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market.

Provident Fund : The guidance on Implementing ("AS") 15 "Employee Benefits" (revised 2005) issued by the ICAI states that the benefits involving employer established Provident Fund, which require interest shortfalls to be recompensed are to be considered defined benefit plans. The actuary of the Company has expressed his inability to reliably measure provident fund liabilities, pending the issuance of the guidance note from the Actuarial Society of India. Accordingly, the Company is unable to provide the related information.

The Employee Benefits as disclosed above pertain to the Company and its significant subsidiaries like Reliance Communications Infrastructure Limited, Reliance Telecom Limited, Reliance Webstore Limited, Reliance Tech Services Limited, Reliance Infrastructure and Investment Private Limited and Reliance Wimax Limited (formerly Gateway Systems (India) Limited).

26 Consolidated Segment Information:

The Company has identified five reportable segments viz. Wireless, Broadband, Global, Investment and Others. The segments have been identified and reported taking into account the nature of services provided, the differing risks and returns and the internal business reporting systems. The accounting policies adopted for segment reporting are in line with the accounting policy of the Company with following additional policies for segment reporting.

(a) Revenue and expenses have been identified to a segment on the basis of relationship to operating activities of the segment. Revenue and expenses, which relate to the enterprise as a whole and are not allocable to a segment on reasonable basis have been disclosed as "Unallocable".

(b) Segment assets and liabilities represent the assets and liabilities in respective segments. Tax related assets and other assets and liabilities that cannot be allocated to a segment on reasonable basis have been disclosed as "Unallocable".

(i) Primary Segment Information

(Rs. in crore)

Particulars	Wireless	Broadband	Global	Investment	Others	Unallo-cable	Elimi-nations	Total
Segment Revenue								
External Revenue	**15,980.97**	**1,981.78**	**4,180.44**	**327.82**	**477.45**	**-**	**-**	**22,948.46**
	14,517.11	1,352.60	2,837.54	152.69	207.82	-	-	19,067.76
Inter Segment Revenue	**1,386.66**	**542.48**	**2,610.50**	**-**	**197.59**	**-**	**(4,737.23)**	**-**
	696.43	434.13	2,637.52	-	70.00	-	(3,838.08)	-
Net Revenue	**17,367.63**	**2,524.27**	**6,790.94**	**327.82**	**675.03**	**-**	**(4,737.23)**	**22,948.46**
	15,213.54	1,786.73	5,475.06	152.69	277.82	-	(3,838.08)	19,067.76
Segment Result before Exceptional and non recurring items, interest & taxes	**4,279.21**	**815.00**	**855.66**	**327.82**	**(580.43)**	**-**	**-**	**5,697.26**
	4,125.10	626.28	837.12	152.63	(347.32)	-	-	5,393.81
Less: Finance Expense						**1,258.51**		**1,258.51**
						1,068.11		1,068.11
Add : Finance Income / Income from Investments						**1,765.46**		**1,765.46**
						1,467.81		1,467.81
Segment Result before exceptional and non recurring items, taxes	**4,279.21**	**815.00**	**855.66**	**327.82**	**(580.43)**	**506.95**	**-**	**6,204.21**
	4,125.10	626.28	837.12	152.63	(347.32)	399.70	-	5,793.51
Less:Provisions, Exceptional and Non Recurring items						**7.48**		**7.48**
						(1,282.78)		(1,282.78)
Less: Provision for Taxation						**(51.79)**		**(51.79)**
						283.62		283.62
Segment Result after Tax	**4,279.21**	**815.00**	**855.66**	**327.82**	**(580.43)**	**551.25**	**-**	**6,248.51**
	4,125.10	626.28	837.12	152.63	(347.32)	1,398.86	-	6,792.67
Other Information								
Segment Assets	**57,945.20**	**6,244.53**	**19,980.05**	**9,565.78**	**3,657.12**	**31,225.26**	**(27,165.62)**	**1,01,452.32**
	38,432.29	5,093.58	14,655.27	11,381.00	2,379.17	25,039.37	(19,818.02)	77,162.66
Segment Liabilities	**8,215.80**	**1,237.41**	**9,054.99**	**-**	**456.75**	**6,416.40**	**(5,708.45)**	**19,672.90**
	8,484.09	803.18	6,055.33	-	321.34	14,681.59	(10,267.91)	20,077.62
Other Corporate Assets						**754.67**		**754.67**
						296.68		296.68
Other Corporate Liabilities						**39,598.85**		**39,598.85**
						28,355.39		28,355.39
Capital Expenditure	**7,592.86**	**764.59**	**3,645.90**	**-**	**1,146.74**	**-**	**-**	**13,150.09**
	17,242.52	1,441.10	2,571.40	-	20.96	-	-	21,275.98
Depreciation	**2,394.74**	**342.51**	**769.05**	**-**	**133.14**	**-**	**(31.74)**	**3,607.70**
	1,959.32	239.28	556.60	-	72.19	-	(22.13)	2,805.26

(c) The reportable Segments are further described below:

- The Wireless segment includes wireless operations of the Company, Reliance Communications Infrastructure Limited, Reliance Telecom Limited, Reliance Infratel Limited, Alcatel-Lucent Managed Solutions India Private Limited and the retail operations of Reliance Communications UK Limited, Reliance Communications International Inc., Reliance Communications Canada Inc., Reliance Communications (Australia) Pty. Limited, Reliance Communications (New Zealand) Pte. Limited.

- The Broadband segment includes broadband operations of the Company, Reliance Communications Infrastructure Limited and Reliance WiMax Limited (formerly Gateway Systems (India) Limited).
- The Global segment include National Long Distance and International Long Distance operations of the Company and the wholesale operations of its subsidiaries viz. Reliance Globalcom BV and its subsidiaries.
- The Investment Segment includes investment activities of the Group companies, Reliance Telecom Limited, Reliance Infratel Limited, Reliance Webstore Limited, Reliance Globalcom BV, Gateway Net Trading Pte. Limited, Reliance Infocomm Infrastructure Private Limited and Reliance Wimax Limited (formerly Gateway Systems (India) Limited).
- The businesses, which were not reportable segments during the year, have been grouped under the "Others" segment. This mainly comprises of the customer care activities of Reliance Webstore Limited, Facility Usage activities of Reliance Infocomm Infrastructure Private Limited and DTH activities of Reliance Communications Infrastructure Limited and Reliance Big TV Limited.

(ii) Secondary Segment Information

The secondary segment relates to geographical segments viz. Operations within India and outside India.

(Rs. in crore)

		Within India	Outside India	Total
1.	Segment Revenue - External Turnover	**18,182.42**	**4,766.04**	**22,948.46**
		16,767.73	2,300.03	19,067.76
2.	Segment Assets	**81,852.59**	**19,599.73**	**101,452.32**
		65,749.17	11,710.17	77,459.34
3.	Segment Liability	**9,705.49**	**9,967.41**	**19,672.90**
		14,727.67	5,349.95	20,077.62
4.	Segment - Capital expenditure	**10,048.33**	**3,101.76**	**13,150.09**
		18,670.11	2,605.87	21,275.98

The reportable secondary segments are further described below.

- The "Within India" segment includes the operations of the Company and its subsidiaries in India.
- The "Outside India" segment includes the operations of the Company's subsidiaries viz. Reliance Globalcom BV and its subsidiaries.

Consolidated Cash Flow Statement for the year ended 31st March, 2009

(Rs. in crore)

			For the year ended 31st March, 2009		For the year ended 31st March 2008
A	**CASH FLOW FROM OPERATING ACTIVITIES**				
	Net Profit / (Loss) before tax as per Profit and Loss Account		**6,196.72**		7,076.29
	Adjusted for:				
	Provision for doubtful debts, loans and advances	**136.81**		147.51	
	Amortisation of Intangibles and depreciation	**3,607.70**		2,805.26	
	Exceptional and Non - Recurring items	**7.47**		(1,266.61)	
	Discount on buyback of FCCB	**(79.61)**		-	
	Effect of foreign exchange rate changes (net)	**(279.72)**		(359.48)	
	Loss on sale / discarding of Assets (net)	**(0.13)**		15.16	
	Profit on sale of Investments	**(327.82)**		(169.54)	
	Dividend and Other Income	**(16.30)**		(26.88)	
	Financial expenses	**1,258.52**		1,068.11	
	Financial Income/ Income from Investments	**(1,578.06)**		(1,045.51)	
	Investment written off	**-**		1.93	
			2,728.86		1,169.95
	Operating Profit before Working Capital Changes		**8,925.58**		8,246.24
	Adjusted for:				
	Receivables and other Advances	**(245.75)**		(4,215.14)	
	Inventories	**(133.86)**		76.24	
	Trade Payables	**(1,645.87)**		555.17	
			(2,025.48)		(3,583.73)
	Cash Generated from Operations		**6,900.10**		4,662.51
	Tax Paid (net)		**(392.57)**		(215.98)
	Net Cash from Operating Activities		**6,507.53**		4,446.53
B	**CASH FLOW FROM INVESTING ACTIVITIES**				
	Additions of Fixed Assets		**(12,258.38)**		(17,393.00)
	Sale of Fixed Assets		**15.82**		0.24
	Purchase of Investments		**(111,040.61)**		(66,955.58)
	Sale of Investments		**112,597.33**		63,976.50
	Financial income		**677.90**		776.36
	Net Cash Used in Investing Activities		**(10,007.94)**		(19,595.48)
C	**CASH FLOW FROM FINANCING ACTIVITIES**				
	Net Proceeds from Short term Borrowings		**(1,420.77)**		9,639.02
	Proceeds from Long Term Borrowings		**10,354.80**		7,891.97
	Repayment of Long Term Borrowings		**(1,425.62)**		(7,456.46)
	Dividends Paid (Including tax on dividend)		**(179.23)**		(118.28)
	Reliased Forex Loss Transferred to General Reserve		**(1,708.65)**		-
	Financial Charges		**(1,377.44)**		(1,022.71)
	Net Cash from Financing Activities		**4,243.09**		8,933.54
	Net Increase / (Decrease) in Cash and Cash Equivalents		**742.68**		(6,215.41)
	Opening Balance of Cash and Cash Equivalents	**878.18**		7,200.64	
	Add: On addition of new Subsidiaries	**82.15**		71.44	
	Less: On cessation of Subsidiaries	**-**	**960.33**	(175.82)	7,096.26
	Effect of Exchange Gain / (Loss) on Cash and Cash Equivalents		**(20.11)**		(2.67)
	Closing Balance of Cash and Cash Equivalents		**1,682.90**		878.18

Notes:

1 Cash and Cash Equivalent includes cash on hand, cheques on hand, remittances-in-transit and bank balance including Fixed Deposits with Banks.

2 Unrealised exchange difference of Rs. 4,062.69 crore has not been shown seperately as adjusted by withdrawal from General Reserve. (Refer Note 6, Notes on Accounts)

As per our Report of even date

For Chaturvedi & Shah
Chartered Accountants

C. D. Lala
Partner
Membership No. 35671

For B S R & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No. 032815

Mumbai
8th August, 2009

For and on behalf of the Board

Chairman — **Anil D. Ambani**

Directors — **J. Ramachandran**, **S. P. Talwar**, **Deepak Shourie**, **A. K. Purwar**

Company Secretary and Manager — **Hasit Shukla**

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To

If undelivered please return to :

Karvy Computershare Private Limited
(Unit: Reliance Communications Limited)
Plot No. 17-24, Vittal Rao Nagar
Madhapur, Hyderabad 500 081
Tel. : + 91 40 2342 0815 - 25
Fax : + 91 40 2342 0859
Email : rcom@karvy.com